As confidentially submitted to the Securities and Exchange Commission on January 29, 2021. This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

TDCX (KY) PTE LTD

(Exact name of Registrant as specified in its charter)

Cayman Islands	7373	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

750D Chai Chee Road,

#06-01/06 ESR BizPark @ Chai Chee

Singapore 469004

(65) 6309 1688

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Rajeev P. Duggal, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 6 Battery Road Suite 23-02 Singapore 049909 (65) 6434-2900	Sharon Lau, Esq. Latham & Watkins LLP 9 Raffles Place #42-02 Republic Plaza Singapore 048619 (65) 6536-1161

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.   ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered(1)(2)	Proposed Maximum Aggregate Offering Price(2)(3)	Amount of Registration Fee
Class A ordinary shares, par value US$ per share	US$	US$

(1)

American depositary shares issuable upon deposit of ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No. ). Each American depositary share represents Class A ordinary shares.

(2)

Includes (a) Class A ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of the distribution or within 40 days after the later of the effective date of this registration statement and the date the securities are first bona fide offered to the public, and (b) additional Class A ordinary shares that are issuable upon the exercise of the underwriters’ option to purchase additional shares to cover over-allotments, if any.

(3)	Estimated solely for the purposes of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said Section 8(a) may determine.

The information in this preliminary prospectus is not complete and may be changed. Neither we nor the selling shareholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS (Subject to Completion)

            , 2021

TDCX (KY) PTE LTD

American Depositary Shares

Representing              Class A Ordinary Shares

This is the initial public offering of TDCX (KY) PTE LTD. We are offering              American Depositary Shares, or ADSs, and the selling shareholders identified in this prospectus are offering an additional              ADSs. We will not receive any of the proceeds from the sale of our ADSs by the selling shareholders.

Prior to this offering, there has been no public market for our ADSs or ordinary shares. Each ADS represents              of our Class A ordinary shares, par value US$             per ordinary share. It is currently estimated that the initial public offering price per ADS will be between US$             and US$            . We intend to apply for listing of our ADSs on the              under the symbol “            .”

We are a “controlled company” under the corporate governance rules of the New York Stock Exchange.

We are an “emerging growth company” under the U.S. federal securities laws and have elected to comply with certain reduced public reporting requirements.

Investing in our ADSs involves risks. See “Risk Factors” beginning on page 18.

	Per ADS	Total
Public offering price	US$	US$
Underwriting discount and commission(1)	US$	US$
Proceeds, before expenses, to TDCX (KY) PTE LTD	US$	US$
Proceeds, before expenses, to the selling shareholders	US$	US$

(1)

See “Underwriting” for a description of compensation and other items of value payable to the underwriters. [We and certain selling shareholders] have granted the underwriters the right to purchase up to an additional              ADSs to cover over-allotments within 30 days after the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission or any other regulator has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Immediately prior to the completion of this offering, our outstanding share capital will be re-designated into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share. Holders of Class A ordinary shares and Class B ordinary shares will vote together as one class on all matters that require a shareholders’ vote. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance. Upon the completion of this offering, assuming the underwriters do not exercise their over-allotment option to purchase additional ADSs, Mr. Laurent Bernard Marie Junique, our Founder, Executive Chairman and Chief Executive Officer, will own an aggregate of              Class B ordinary shares, which will represent         % of the then total outstanding ordinary shares and         % of total voting power of our outstanding shares (assuming the underwriters do not exercise their over-allotment option).

The underwriters expect to deliver the ADSs against payment to purchasers on or about             , 2021.

Goldman Sachs	Credit Suisse

            , 2021

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. We are offering to sell ADSs and seeking offers to buy ADSs, only in jurisdictions where offers and sales are permitted. Unless otherwise noted, the information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the ADSs.

We have not taken any action to permit a public offering of the ADSs outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the ADSs and the distribution of this prospectus outside of the United States.

Until and including             , 2021 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Market, Industry and Other Data

This prospectus includes estimates regarding market and industry data and forecasts, which are based on publicly available information, industry publications and surveys, reports from government agencies, reports by market research firms or other independent sources and our own estimates based on our management’s knowledge of and experience in the market sectors in which we compete. Certain information in this prospectus is based on a report on the outsourced business support services industry prepared by Frost & Sullivan Limited, or Frost & Sullivan, which was commissioned by us.

i

Trademarks and Intellectual Property

We own or otherwise have rights to the service mark “TDCX” mentioned in this prospectus that we use in conjunction with the marketing and sale of our services. This service mark is the property of TDCX Holdings Pte. Ltd. and it will eventually be licensed for use by us and our subsidiaries. This prospectus also mentions and cites trademarks, service marks, copyrights and trade names of other companies, which are the property of their respective owners. We do not intend our use or display of other companies’ trademarks, copyrights or trade names to imply a relationship with, or endorsement or sponsorship of us by any other companies. Solely for convenience, our trademark and trade name referred to in this prospectus may appear without the ® roundel or TM symbol, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to those trademarks and trade names.

Conventions that Apply to this Prospectus

Unless the context provides otherwise, for the purposes of this prospectus:

•	“ADR” means American Depositary Receipt;

•	“ADS” means American Depositary Shares;

•	“agent” means an FTE, as classified under our employee classification system;

•	“AI” means artificial intelligence;

•	“B2B” means business-to-business;

•	“B2C” means business-to-consumer;

•	“Class A ordinary share” means our Class A ordinary shares of par value US$ per share;

•	“Class B ordinary share” means our Class B ordinary shares of par value US$ per share;

•	“clients” means our corporate clients with whom we have entered into contractual arrangements;

•	“CRM” means customer relationship management;

•	“customers” means the parties with whom we have customer interactions on behalf of our clients;

•	“CX” means customer experience;

•	“Founder” means Mr. Laurent Bernard Marie Junique, our founder, Executive Chairman and Chief Executive Officer;

•	“FTE” means full-time equivalent employee;

•	“KPI” means key performance indicator;

•	“MSA” means master services agreement;

•	“new economy” means high growth industries that are on the cutting edge of digital technology and are the driving forces of economic growth;

•	“NYSE” means the New York Stock Exchange;

•	“SOW” means statements of work;

•	“TDCX HPL” means TDCX Holdings Pte. Ltd. (formerly Agorae Pte Ltd);

•	“TDCX SG” means TDCX (SG) Pte. Ltd.;

•	“U.S.” and “United States” means the United States of America; and

•	“We,” “us,” “our”, “our Company” and “TDCX” mean TDCX (KY) PTE LTD and its subsidiaries and associated companies, collectively.

ii

Certain metrics presented in this prospectus, which include the annual voluntary attrition rate of our employees and our employee satisfaction scores, are calculated using internal company data. While we believe these metrics to be reasonable estimates for the applicable period of measurement, collected through our internal employee surveys and human resources management systems, there are inherent challenges in measuring employee satisfaction and similar metrics. In addition, we are continually seeking to improve the estimation and evaluation criteria that we use to calculate our annual voluntary attrition rate and employee satisfaction, and such estimates may change due to improvements or changes in our methodology. References to the average number of agents and average number of employees are an average of headcount at end of each month over the course of the given period.

We regularly review our processes for calculating these metrics, and from time to time we may discover inaccuracies in our metrics or make adjustments to improve their accuracy, including adjustments that may result in the recalculation of our historical metrics. In addition, our estimates may not be comparable to estimates of similar metrics published by third parties, such as research analysts, due to differences in methodology.

Basis of Presentation

TDCX was incorporated on January 6, 2020 in accordance with the laws of the Cayman Islands, and created to acquire our Founder’s shareholder’s interest in TDCX HPL. Prior to September 2018, TDCX SG, was 60% owned by our Founder and 40% owned by a third party. In September 2018, the remaining 40% of TDCX SG was acquired by TDCX HPL for cash in the amount of S$38.0 million. In January 2019, our Founder reduced his 60% equity interest in TDCX SG through cancellation of his shares in TDCX SG, and TDCX SG became a wholly owned subsidiary of TDCX HPL. As TDCX HPL and TDCX SG were under common control of our Founder during all the periods presented, the acquisition of TDCX SG by TDCX HPL was accounted for in a manner similar to a pooling of interest with assets and liabilities all reflected at their historical amounts in our consolidated financial statements. As such, our consolidated financial statements were prepared as if TDCX HPL has had control over TDCX SG for all periods presented. For more information, see Note 1 to our audited consolidated financial statements included elsewhere in this prospectus.

When we refer to “U.S. dollars” and “US$” in this prospectus, we are referring to United States dollars, the legal currency of the United States. When we refer to “S$”, we are referring to Singapore dollars, the legal currency of Singapore. When we refer to “IFRS”, we are referring to International Financial Reporting standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

Unless otherwise noted, all translations from Singapore dollars to U.S. dollars and from U.S. dollars to Singapore dollars in this prospectus were made at a rate of S$1.3459 to US$1.00, being the rate in effect as of December 31, 2019. We make no representation that any Singapore dollar or U.S. dollar amount could have been, or could be, converted into U.S. dollars or Singapore dollar, as the case may be, at any particular rate, the rates stated below, or at all. On January 26, 2021, the rate was S$1.3246 to US$1.00.

Certain amounts, percentages and other figures included in this prospectus have been subject to rounding adjustments. Accordingly, amounts, percentages and other figures shown as totals in certain tables or charts may not be the arithmetic aggregation of those that precede them, and amounts and figures expressed as percentages in the text may not total 100% or, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

iii

PROSPECTUS SUMMARY

The following is a summary of material information discussed in this prospectus. This summary may not contain all the details concerning our business, our ADSs or other information that may be important to you. You should carefully review this entire prospectus, including the “Risk Factors” section and our financial statements and the related notes included elsewhere in this prospectus, before making an investment decision.

Overview

We are a high-growth digital customer experience solutions provider for innovative technology and other blue-chip companies. We have specific expertise in providing tailored digital customer experience solutions to manage complex customer interactions. We offer omnichannel CX solutions, sales and digital marketing services and content monitoring and moderation services. We have specific expertise in providing tailored digital customer experience solutions to manage complex customer interactions that go beyond providing boilerplate responses and which require a highly trained workforce capable of effectively delivering our differentiated services and solutions to our clients and their customers. Our focus on complex digital solutions enables us to provide higher value services and solutions for our clients. Our strategy has resulted in a highly attractive financial profile. We have experienced robust growth with our revenue, profit for the year and EBITDA growing 82.2%, 93.1% and 95.2% between the years ended December 31, 2018 and 2019, respectively. Our net profit margin increased from 21.0% in 2018 to 22.2% in 2019 and EBITDA margin increased from 30.6% in 2018 to 32.7% in 2019. In the years ended December 31, 2018 and 2019, we recorded revenue of S$181.2 million and S$330.3 million (US$245.4 million) profit for the year of S$38.1 million and S$73.5 million (US$54.6 million) and EBITDA of S$55.4 million and S$108.1 million (US$80.3 million), respectively.

We believe our employees and our distinctive corporate culture are key enablers of our success, a core strength and part of our competitive advantage. Our corporate culture is designed to foster a work environment that attracts, develops and retains a highly skilled workforce that can effectively engage in complex customer interactions. We focus on reinforcing a culture that emphasizes a sustainable and collaborative approach while being fully committed to our clients’ requirements. We strive to ensure that our distinctive culture is incorporated within all the relationships and processes of our organization and fits within our values and goals.

We have an international footprint. As of the date of this prospectus, we service our clients’ customers globally in more than 20 languages. This international footprint is supported by 11,351 employees as of December 31, 2020, who are located in offices in nine geographies: Singapore, the Philippines, Malaysia, Thailand, China, Japan, Spain, India and Colombia.

Our business comprises three key service offerings: (1) omnichannel CX solutions; (2) sales and digital marketing services; and (3) content monitoring and moderation services. We also offer services consisting of miscellaneous activities, such as providing workspaces to existing clients and providing human resource and administration services to clients. We help our clients manage relationships with their customers by providing digital customer experience solutions, such as after-sales service and customer support across ten industry verticals, including travel and hospitality, digital advertising and media and fast-moving consumer goods. Our sales and digital marketing services offering helps our clients market their products and services to potential customers in both the business-to-consumer, or B2C, and the business-to-business, or B2B, markets. Our content monitoring and moderation services offering helps our clients create a safe and secure online environment for social media platforms by providing a human touch to content monitoring and moderation services.

Our competitive strengths

Digital customer experience solutions provider for high-growth technology disruptors

We provide a high value-added service platform to market-leading clients in the new economy sectors and traditional blue-chip clients who are undergoing digital transformation across their organizations. Frost &

Sullivan defines the “new economy” as the high growth industries that are on the cutting edge of digital technology and are the driving forces of economic growth. These industries are seen as an evolution of the existing traditional economy aided by technological advancements and innovation. Our services provide synergies with our clients’ digital economy value chains and enable our clients to grow and transform their businesses’ consumer experience. We offer customized and differentiated customer contact solutions and possess the ability to handle complex and mission-critical digital customer experience interactions. These offerings are enhanced by our ability to solve problems for our clients by leveraging customer interaction data analytics to allow our clients to access real-time data which gives them valuable insights on their end-customers, allows them to improve business processes and make more prompt business decisions to resolve problems in a more timely manner.

We have leveraged our integrated omnichannel and multimodal solutions to shape user experiences in a world of evolving and proliferating digital communication and technology platforms from traditional channels, such as voice and email, to advanced technology driven channels, ranging from messaging and social media to AI-powered chat bots and in-app interactions. We are also able to synergize our in-house developed technology with third-party technology and platforms to solve operational issues which our clients are facing.

We have an international footprint with offices in nine geographies across Asia and in Spain and Latin America, which provides us with access to a broad talent pool and equips us with multilingual capabilities to serve a global customer base, including English and key Asian languages, such as Mandarin, Thai, Korean, Malay (Malaysia and Indonesia), Vietnamese and Japanese.

Strong focus on human capital development to deliver superior customer experiences

We believe the quality of our employees is a key differentiator in winning and retaining business, as well as in delivering a superior customer experience. Through our structured recruitment process and strong emphasis on career development, we strive to attract, develop and retain the industry’s high caliber talent who possess deep knowledge of local customs and cultural sensitivities. As of December 31, 2020, we had 11,351 employees of which more than 60% are college or university graduates, including employees with master’s degrees and/or doctorates, which helps us handle complex campaigns. Our employees have access to ongoing internally and externally developed supplementary training and certifications in a number of areas, such as Customer Operations Performance Center, or COPC, a standard certification, which is a widely recognized standard across the customer experience industry.

In the years ended December 31, 2018, 2019 and 2020, our annual voluntary attrition rate, measured by the number of employees that voluntarily left us in a period divided by the average number of employees in such period, was 21.5%, 23.1% and 24.8%, respectively, compared to the industry average of 30% to 35% in the Asia Pacific region, according to Frost & Sullivan. Consistent with our improving attrition rates, employee satisfaction surveys have demonstrated a high degree of satisfaction. Our company-wide employee satisfaction scores were at 87%, 91% and 87% in the years ended December 31, 2018, 2019 and 2020, respectively. We conducted our survey for 2020 in July during the COVID-19 pandemic, which we believe reflects our continued commitment to our employees through this challenging period. We believe that our strong focus on human capital has been critical to our ability to minimize business disruptions and rehiring and training costs, resulting in high service quality for our clients. Our commitment to the development of our people is reflected in the multiple awards we have received, including the Best Companies to Work for In Asia 2020 (both our Thai and Philippines office), the Top 100 Asia’s Best Employer Brands 2019 from Employer Branding Awards (our Malaysian office) from the HR Asia Awards, the Great Place to Learn Certification from the Great Place to Work Institute & SkillsFuture Singapore in 2019 and 2020 (our Singapore office), and Asia’s Best Employer Brand Award from the World HRD Congress in 2018 (our Singapore office).

Well-positioned to capitalize on positive “digital economy” trends and increasing demand for our services

We believe favorable underlying industry trends continue to fuel the growth of our clients. According to Frost & Sullivan, there are a plethora of internet-based technology offshoots driving the new economy growth, including companies in the e-commerce, digital advertising, fintech, online gaming and sharing economy industries. Driven by fundamental shifts in consumer behavior and increased adoption of internet and mobile usage, the global market sizes of retail e-commerce sales, digital advertising spend and sharing economy (by transaction value) are estimated to grow at CAGRs of 14.5%, 15.3% and 18.2% from 2021 through 2025, respectively, as reported by Frost & Sullivan.

We believe our clients view their relationship with us as strategically important. New economy clients increasingly seek customized solutions in an evolving digital business services market that is increasingly becoming more complex. We believe the trend will continue as new economy clients rely on us to perform omnichannel CX solutions so that they can maintain their employee-lite, nimble business models, while we provide a service framework that can scale along with their growth. Furthermore, given their relative lack of physical touchpoints with their end-users, new economy clients tend to place a greater emphasis on the quality of customer experience service providers, where we believe we are strongly positioned. Our digital hiring platform, Flash, enables us to remain agile and keep up with the growth of our high-growth clients by allowing us to rapidly identify, evaluate and hire candidates as needed.

Attractive client base of some of the largest and most disruptive companies in fast-growing industries and markets along with traditional blue-chip companies which are undergoing digital transformations

Our client base consists of some of the leading names in their respective industries, such as Facebook and Airbnb, other fast-growing, new economy companies for which we can scale up projects as they grow, as well as traditional blue-chip companies that rely on us to partner in their digital transformation journey. In the past few years, we have proactively increased our new economy client base, which provides strong growth opportunities for us. As of December 31, 2020, 90% of our agents, which are the customer facing employees that work on our campaigns, were staffed on campaigns for new economy clients.

We seek to forge partnerships and create long-term relationships with our clients, where they view us as an integral part of their organization through the solutions we offer. By growing and partnering with them over the long term, we have expanded the scope of our services and solutions and have become seamlessly integrated into our clients’ operations, while helping them deliver on their brand promise. On a combined basis, Facebook and Airbnb accounted for a total of 52.0% and 65.9% of our revenue for the years ended December 31, 2018 and 2019, respectively.

Track record of high-growth financial performance

We focus on providing our clients with a differentiated level of service, which we believe enables us to grow our business together with the growth of our clients’ businesses as well as grow our share of our client’s budget. Due to a combination of an increase in the amount of work for existing clients as well as attracting work from new clients, we increased the average number of our agents 118% from 3,701 for 2018 to 8,070 for 2020. During this period, we generated strong revenue, net profit and EBITDA growth at a growth rate of 82.2%, 93.1% and 95.2%, respectively from the year ended December 31, 2018 to the year ended December 31, 2019.

Our ability to provide a differentiated level of service and higher valued and more sophisticated services, while efficiently increasing the scale of our business has resulted in our net profit margin of 21.0% and 22.2% and EBITDA margin of 30.6% and 32.7% for the years ended December 31, 2018 and 2019, respectively, and our EBITDA margin for 2019 is the highest among CX-centric outsourced service providers, according to Frost & Sullivan.

We have also managed our growth while maintaining a low debt profile. As of December 31, 2018 and 2019, we had a total debt to EBITDA ratio of 0.6 and 0.3, respectively. Our strong balance sheet, combined with our ability to grow our business and generate cash flows, gives us a strong foundation for focused investments and further business expansion.

Dynamic and highly experienced management team

We have an experienced, hands-on and savvy management team who combine global expertise with local insights. Our Executive Chairman, Chief Executive Officer and founder, Mr. Laurent Bernard Marie Junique, has over 25 years of industry experience and has won numerous awards, including the “Ernst & Young Entrepreneur of the Year in the Outsourced Solutions category” for Singapore in 2018. Our management team has an average of over 15 years of relevant industry experience and most of our senior management have worked with us for over five years, which has allowed us to accumulate valuable operational experience and deep vertical expertise, while building and maintaining close relationships with our key clients. Our management team has been a champion in promoting a vibrant and distinctive culture that emphasizes teamwork, a high degree of flexibility, dedication to the client and alignment with client goals. Under the leadership of our management, we have been able to grow our Company from 1,400 employees as of December 31, 2012, the year we commenced servicing new economy clients, to 11,351 employees as of December 31, 2020.

Our growth strategy

Leverage network effects to expand client coverage and service offerings globally

Our growth strategy is to create a significant network in each of our markets so that we can gain local insights, on-the-ground capabilities and operational experience to expand our client coverage and digital offerings. We intend to achieve this through (i) deepening our relationships with our existing clients, (ii) growing our client base and (iii) extending and “future-proofing” our omnichannel capabilities. We expect the learning and insights from each client will enable us to deepen our expertise in key verticals and further expand our capabilities across service offerings, industries and regions, thereby creating network effects. As we scale and grow our expertise, we expect to penetrate more markets as the impact from our network effects increase.

Deepening our relationships with our existing clients

Our relationships with our new economy clients offer significant opportunities for growth. As we demonstrate the value that we provide, we are frequently able to expand the scale and scope of our services in a variety of ways and grow our wallet share. With our new economy clients’ strong business model scalability, we are well-positioned to ride their growth. We also find opportunities to cross-sell different types of digital offerings and use data analytics to provide integrated insight-driven strategies to help clients improve their business outcomes. In the past, clients who have engaged us for our services have been willing to turn over additional and more critical processes to us as we demonstrate our capabilities over time. As we become more intricately knowledgeable of our clients’ businesses and processes, we find opportunities to expand across the value chain and provide new and increasingly complex digital offerings to them via multiple channels to improve their processes. This in turn encourages client “stickiness” and is a factor that discourages our clients from turning to other providers.

Growing our client base

We seek to develop long-term client relationships with new clients, especially with clients who (i) require similarly complex services as our existing clients, (ii) provide opportunities for us to deliver a wider range of capabilities and meaningful impact to their businesses, and (iii) facilitate robust pipeline development and a strong win-rate of new top-tier clients. We use a multifaceted, technology driven strategy to attract new economy clients.

Extending and “future-proofing” our omnichannel capabilities

We seek to improve our capabilities through continued investments in digital technology and use of third-party technology. We strive to grow our capabilities in future technologies and channels and to continuously evolve with new technology offerings, such as Internet of Things, or IoT, products, wearables and apps, among other areas.

Enhance our human capital and reinforce our distinct corporate culture

Our people are critical to our success. Our ability to grow will depend on our ability to continue to attract, train, and retain large numbers of talented individuals. We continue to focus on maintaining a work environment that would make TDCX an “employer of choice.” We intend to achieve this through various initiatives, including:

•	working with new economy digital disruptor clients that are the companies of the future;

•	utilizing innovative recruiting techniques that will appeal to potential employees including young talent;

•	providing training and development throughout the tenure of an employee’s career, such that our employees remain educated and agile to meet our clients’ evolving requirements;

•	providing compensation with appropriate incentives that rewards employee commitment, resulting in high standards of customer experience and support for our clients;

•	supporting our employees in work from home situations with the technology ecosystem that enables them to remain productive and connected to training opportunities;

•	fostering a healthy work environment where employees work hard but have fun; and

•	having office locations in areas that are accessible and appealing, with office interior designs that are contemporary, collaborative and inspiring.

We believe that maintaining a vibrant and distinctive culture is critical to growing our business.

Prudent expansion into new geographic markets

We have a wide footprint of delivery centers in a number of locations across Asia and in Colombia and Spain to serve domestic, regional and global markets and we plan to expand our coverage. As of the date of this prospectus, we had offices in a total of nine geographies, including newly opened offices in Beijing in 2017; Barcelona in 2018; Cebu and Yokohama in 2019; and Bogota, Hyderabad and Shanghai in 2020. The expansion into new locations was driven by our strategy of growing to meet the needs of our existing clients, such as our clients expanding into new markets or seeking to replace their existing service providers. Since adding offices in these locations, we have also added new clients based in these countries, as well as internationally who have been attracted by our increased geographical capacities. We intend to continue to expand our footprint prudently, but rapidly, to ensure we can meet the evolving needs of our clients, including processes requiring multi-jurisdictional and multi-lingual capabilities, and better position ourselves to win new engagements from our existing clients and attract new clients.

In addition to expansion in recently entered markets, we have identified Eastern Europe, Korea and other Chinese regional markets where we do not currently operate as potential new markets for entry. In 2020, we established a new office in Hyderabad, India as an entry point to the Indian market and to serve as our hub for digital innovation, established an office in Bogota, Colombia in 2020 as an initial office marking our entrance into the Latin America market, and grew our China presence by establishing an office in Shanghai. We also intend to open an office in the Republic of Korea by 2022 and are exploring a potential opportunity to open an additional office in Europe as well. While there are no current operations in our offices in India and Colombia, we expect to begin operations in each in 2021. Key location criteria for setting up new offices include (i) the ability to tap a wide talent pool that has the desired skills to better cater to client requirements, (ii) minimal time zone difference with, and proximity to, existing and potential clients, and (iii) cost competitiveness.

Maintain operational efficiencies through streamlined operations

We strive to be a productive and efficient operator. For example, we utilize digital recruiting techniques, such as our Flash platform, to minimize recruiting costs and improve candidate selection accuracy. We are also adept at educating and developing our employees, through our TDU online learning platform of online courses and learning opportunities, which is a fast and flexible way to train our workforce across multiple geographies. Our innovative digital operating platform, Flash, which we had implemented prior to the COVID-19 pandemic, has enabled us to continue to implement our growth strategy in new markets despite social distancing restrictions on in-person meetings and training sessions. We have business excellence teams that review our standard operating procedures, design customer interaction playbooks and gather and implement best practices across the organization. Larger campaigns also have campaign-specific materials developed to meet specific client needs. In addition, insights gained through our data analytics capabilities also help us optimize staffing levels, track key performance indicators and employee engagement, and enhance workforce management to realize operational efficiencies. As we grow in scale, we intend to further centralize our procurement processes for our infrastructure, technology, telecommunication equipment and professional services in order to lower costs and streamline supplier relationships.

Prudent strategic acquisitions and opportunistic partnerships

We plan to continue to expand our capabilities globally as well as across industry verticals and service offerings. While we expect this will primarily occur through organic growth, from time to time, we expect to selectively evaluate strategic partnerships, alliances and acquisitions to develop or acquire:

•	new clients within our existing client verticals, with minimal overlap with existing clients;

•

new client verticals with high growth potential, such as industries where demand exceeds our ability to scale our business organically and other industries such as in financial technology, digital marketing and gaming;

•	new language capabilities to enter into new, large and diverse markets such as Europe and Latin America; and

•	new operational capabilities which can improve our efficiencies and complement our existing offerings, including the ability to introduce new offerings.

We believe that our strong balance sheet combined with our ability to grow our business and generate cash flows gives us a strong foundation for focused investments and further business expansion.

Corporate Structure

The chart below sets out our corporate structure as of the date of this prospectus:

Notes:

(1)

Represents shareholder voting percentage. See “Risk Factors—Risks Related to Our Business and Industry—Our subsidiaries in Thailand are subject to restrictions on foreign ownership of their shares under Thai Law.”

(2)	Dormant entity.

Risks Related to Our Business and Industry

Below are certain risks associated with our business and industry. These risks are described in the section titled “Risk Factors”. These risks include the following:

•

Our largest clients account for a significant portion of our total revenue and any loss of a large portion of business from any of those large clients could have a material adverse effect on our business, financial condition and results of operations;

•	Our failure to successfully implement our business strategy and global, growth-oriented business model and sustain our growth rate and financial performance could harm our business;

•	We operate in a highly competitive environment, and any failure to compete effectively against current and future competitors could adversely affect our revenue and profitability;

•	Our profitability will suffer if we are not able to maintain our pricing, control costs or continue to grow our business through higher value campaigns;

•	Effects of the novel coronavirus (COVID-19) as well as any other health pandemics on our and our clients’ business and operations could adversely affect our financial results;

•	Our success depends on the continued service of our Founder and certain of our key employees and management;

•	We may fail to attract and retain enough highly trained employees to support our operations;

•	A substantial portion of our operations and investments are located in Southeast Asia and we are therefore exposed to various risks inherent in operating and investing in the region;

•	Our key clients have significant leverage over our contractual terms and may terminate such contracts on short notice or require us to accept contractual terms that are more favorable to them;

•

Spending on omnichannel CX solutions by our clients and prospective clients is subject to fluctuations depending on many factors, including both the economic and regulatory environments in the markets in which they operate;

•	Increases in employee salaries and benefits expenses as well as changes to labor laws could affect our business;

•

We may be involved in disputes, legal, regulatory, and other proceedings arising out of our business operations, and may incur costs arising therefrom and may be affected by negative publicity which may have an adverse impact on our reputation and goodwill;

•	We may enter into contracts with significant fixed price elements or solely fixed price contracts with our clients and any failure to accurately price these arrangements may affect our profitability;

•

If our services do not comply with the service level and performance requirements required by our clients or we are in breach of our obligations under our contracts with our clients, it may result in reduced payments or the termination of our client agreements;

•	We are subject to risks associated with operating in the rapidly evolving new economy sectors;

•	We and our clients are subject to privacy, data protection and information security laws in the jurisdictions in which we and our clients operate; and

•

Our inability to protect our systems and data from continually evolving cybersecurity risks or other technological risks could affect our reputation among our clients and their customers and may expose us to liability.

Corporate Information

We were incorporated in the Cayman Islands on January 6, 2020 as TDCX (KY) PTE LTD. Our registered office in the Cayman Islands is at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our principal executive offices is at 750D Chai Chee Road, #06-01/06 ESR BizPark @ Chai Chee, Singapore, Singapore 469004. Our telephone number at this location is +65 6309 1688. Our principal website address is www.tdcx.com. The information contained on our website does not form part of this prospectus. Our agent for service of process in the United States is             , located at             .

Because we are incorporated under the laws of the Cayman Islands, you may encounter difficulty protecting your interests as shareholder, and your ability to protect your rights through the U.S. federal court system may be limited. Please refer to the sections entitled “Risk Factors” and “Enforceability of Civil Liabilities” for more information.

Implications of Being a “Controlled Company”

Upon the completion of this offering, Mr. Laurent Bernard Marie Junique, our Founder, Executive Chairman and Chief Executive Officer, will be the beneficial owner of an aggregate of              ordinary shares, which will represent         % of the then total outstanding ordinary shares and         % of the total voting power of our outstanding ordinary shares         % of the then total outstanding ordinary shares and         % of the total voting power of our outstanding ordinary shares if the underwriters exercise their option to purchase additional ADSs in full). As a result, we will remain a “controlled company” within the meaning of the NYSE listing rules and therefore we are eligible for, and, in the event we no longer qualify as a foreign private issuer, we intend to rely on, certain exemptions from the corporate governance listing requirements of the NYSE.

Implications of Being an Emerging Growth Company

As a company with less than US$1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include:

•

being permitted to provide only two years of selected financial information (rather than five years) and only two years of audited financial statements (rather than three years), in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure; and

•

an exemption from compliance with the auditor attestation requirement of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, on the effectiveness of our internal control over financial reporting.

We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earliest of (1) the last day of the fiscal year in which the fifth anniversary of the completion of this offering occurs, (2) the last day of the fiscal year in which we have total annual gross revenue of at least US$1.07 billion, (3) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which means the market value of our ordinary shares that is held by non-affiliates exceeds US$700.0 million as of the prior June 30, and (4) the date on which we have issued more than US$1.0 billion in non-convertible debt during the prior three-year period. We may choose to take advantage of some, but not all, of the available exemptions. We have included two years of selected financial data in this prospectus in reliance on the first exemption described above. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

Implications of Being a Foreign Private Issuer

Upon completion of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•

the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission, or the SEC, of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

Both foreign private issuers and emerging growth companies are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company but remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of companies that are neither emerging growth companies nor foreign private issuers.

The Offering

Offering price	We currently estimate that the initial public offering price will be between US$ and US$ per ADS.

ADSs offered by us	ADSs (or ADSs if the underwriters exercise the over-allotment option in full).

ADSs offered by our selling shareholders	ADSs.

ADSs outstanding immediately after this offering	ADSs (or ADSs if the underwriters exercise the over-allotment option in full).

Ordinary shares outstanding immediately after this offering (includes ordinary shares represented by ADSs)	ordinary shares (or ordinary shares if the underwriters exercise the over-allotment option in full), comprising Class A ordinary shares (or Class A ordinary shares if the underwriters exercise the over-allotment option in full) and Class B ordinary shares.

Class B ordinary shares issued and outstanding immediately after the completion of the offering will represent % of our total issued and outstanding ordinary shares and % of the then total voting power (or % of our total issued and outstanding ordinary shares and % of the then total voting power if the underwriters exercise the over-allotment option in full).

The ADSs	Each ADS represents Class A ordinary shares.

The depositary or its nominee will hold Class A ordinary shares underlying your ADSs. You will have rights as provided in the deposit agreement among us, the depositary and holders and beneficial owners of ADSs from time to time.

We do not expect to pay dividends in the foreseeable future. If, however, we declare dividends on our Class A ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our Class A ordinary shares after deducting its fees and expenses in accordance with the terms set forth in the deposit agreement.

You may surrender your ADSs to the depositary in exchange for Class A ordinary shares in accordance with the terms of the deposit agreement. The depositary will charge you fees for any exchange.

We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Ordinary shares	Our ordinary shares will consist of Class A ordinary shares and Class B ordinary shares immediately prior to the completion of this offering. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote; each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of beneficial ownership of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the same number of Class A ordinary shares. For a description of Class A ordinary shares and Class B ordinary shares, see “Description of Share Capital.”

Over-allotment option	We [and the Selling Shareholder] have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of additional ADSs at the initial public offering price, less underwriting discounts and commissions, solely for the purpose of covering over-allotments.

Use of proceeds	We expect that we will receive net proceeds from this offering of approximately US$ million, or approximately US$ million if the underwriters exercise their option to purchase additional ADSs from us in full, assuming an initial public offering price of US$ per ADS, the mid-point of the estimated range of the initial public offering price set forth on the cover of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We plan to use the net proceeds of this offering to enable us to expand our business into new markets, which would include costs for premises, technology and systems and other infrastructure as well as for hiring of personnel and other expansion related expenses, and for general corporate purposes, including working capital needs and potential acquisitions.

We will not receive any of the proceeds from the sale of the ADSs by the selling shareholders.

Dividend policy	We do not intend to pay any dividends on our ordinary shares or ADSs for the foreseeable future. Instead, we anticipate that all of our earnings, if any, will be used for the operation and growth of our business. See “Dividends and Dividend Policy” for more information.

Lock-up	We and each of our directors, executive officers and existing shareholders have agreed, subject to certain exceptions, for a period of [180] days after the date of this prospectus, not to, except in connection with this offering, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any ADSs or ordinary shares or any other securities so owned convertible into or exercisable or exchangeable for ADSs or ordinary shares, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ADSs or ordinary shares. See “Shares Eligible for Future Sale” and “Underwriting.”

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our ADSs.

Payment and settlement	The ADSs are expected to be delivered against payment on , 2021. The ADSs will be deposited with a custodian for, and registered in the name of a nominee of, , or , in New York, New York. In general, beneficial interests in the ADSs will be shown on, and transfers of those beneficial interests will be effected only through, records maintained by and its direct and indirect participants.

Listing	We will apply to list our ADSs on the NYSE.

Proposed trading symbol

Depositary

(1)	As of , 2021, there were Class A ordinary shares outstanding.
(2)	Except as otherwise indicated, all information in this prospectus assumes:
•	the adoption and effectiveness of our amended and restated memorandum and articles of association, which will occur immediately prior to the completion of this offering; and
•	no exercise by the underwriters of the over-allotment option to purchase up to an additional ADSs representing Class A ordinary shares from us [and certain selling shareholders.]

Summary Consolidated Financial and Other Data

The following summary consolidated financial data as of December 31, 2018 and 2019 and for the years then ended have been derived from our audited consolidated financial statements included elsewhere in this prospectus, except for amounts in U.S. dollars. The summary financial data set forth below should be read in conjunction with, and are qualified by reference to, “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes thereto included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with IFRS as issued by the IASB. Our historical results do not necessarily indicate results expected for any future period.

Summary Consolidated Statement of Profit or Loss and Other Comprehensive Income

	For the Year Ended December 31,
	2019		2018
	S$	US$	S$
	(in thousands)
Revenue	330,265	245,386	181,233
Employee benefits expense	(189,912)	(141,104)	(109,373)
Depreciation expense	(24,599)	(18,277)	(12,908)
Rental and maintenance expense	(9,220)	(6,850)	(2,623)
Recruitment expense	(6,680)	(4,963)	(3,792)
Transport and travelling expense	(2,083)	(1,548)	(1,358)
Telecommunication and technology expense	(4,522)	(3,360)	(2,385)
Finance costs	(2,893)	(2,149)	(1,128)
Other operating expense	(10,478)	(7,785)	(6,872)
Interest income	465	345	268
Other operating income	717	533	546

Profit before income tax	81,060	60,228	41,608
Income tax expenses	(7,524)	(5,590)	(3,520)

Profit for the year	73,536	54,638	38,088
Other comprehensive income (loss)(1)	840	624	(71)

Total comprehensive income for the year	74,376	55,262	38,017

Basic and diluted earnings per share	294	218	141

Note:

(1)	Other comprehensive income (loss) includes remeasurement of retirement benefit obligation and exchange differences on translation of foreign operations.

Summary Consolidated Statement of Financial Position

	As of December 31,
	2019		2018
	S$	US$	S$
	(in thousands)
ASSETS
Current assets
Cash and cash equivalents	35,920	26,688	23,973
Fixed deposits	837	622	—
Trade receivables	55,278	41,071	27,605
Contract assets	26,523	19,707	18,605
Other receivables	9,210	6,843	5,392
Tax recoverable	—	—	350

Total current assets	127,768	94,931	75,925
Non-current assets
Pledged deposits	2,110	1,568	2,096
Plant and equipment	40,730	30,262	24,911
Right-of-use assets	22,840	16,970	18,586
Deferred tax assets	1,197	889	329
Investment in associate	33	25	33
Loan to associate	784	582	—
Other receivables	3,708	2,755	2,931

Total non-current assets	71,402	53,051	48,886

Total assets	199,170	147,982	124,811

LIABILITIES AND EQUITY
Current liabilities
Other payables	26,926	20,006	15,870
Amount due to a director	—	—	10,469
Bank loans	34,421	25,575	6,374
Lease liabilities	10,963	8,145	7,634
Income tax payable	6,956	5,168	3,229

Total current liabilities	79,266	58,894	43,575
Non-current liabilities
Bank loans	—	—	24,174
Lease liabilities	14,498	10,772	12,495
Provision for reinstatement cost	4,955	3,682	1,817
Defined benefit obligation	769	571	315
Deferred tax liabilities	236	175	365

Total non-current liabilities	20,458	15,200	39,167
Capital, reserves and non-controlling interest
Share capital	250	186	250
Reserves	(20,900)	(15,529)	(21,854)
Retained earnings	120,094	89,230	63,673
Equity attributable to owners of the group	99,444	73,887	42,069
Non-controlling interests	2	1	1

Total equity	99,446	73,888	42,070

Total liabilities and equity	199,170	147,982	124,811

Summary Consolidated Statement of Cash Flows

	For the Year Ended December 31,
	2019		2018
	S$	US$	S$
	(in thousands)
Net cash from operating activities	76,044	56,500	37,320
Net cash used in investing activities	(27,627)	(20,527)	(58,864)
Net cash (used in) from financing activities	(36,655)	(27,235)	27,320
Net increase in cash and cash equivalents	11,762	8,738	5,777
Effect of exchange rate changes on balance of cash held in foreign currencies	185	138	(71)
Cash and cash equivalents at the beginning of year	23,973	17,812	18,267

Cash and cash equivalents at the end of year	35,920	26,688	23,973

Other Financial and Operating Data

	Year Ended December 31,
	2019	2018
Revenue (S$ thousands)	330,265	181,233
Profit for the year (S$ thousands)	73,536	38,088
EBITDA (S$ thousands)(1)	108,087	55,376
Number of clients(2)	38	36
Number of agents(2)	7,213	4,608
Revenue per agent (S$ thousands)(3)	54	49
Debt/EBITDA Ratio(1)	0.3	0.6

Notes:

(1)

EBITDA, EBITDA margin and Debt/EBITDA Ratio are non-IFRS financial measures. We define EBITDA as profit for the year before finance costs, interest income, income tax expense and depreciation expense, EBITDA margin as EBITDA as a percentage of revenue, Debt as bank loans and Debt/EBITDA Ratio as bank loans divided by EBITDA. EBITDA, EBITDA margin and Debt/EBITDA Ratio are not measures calculated in accordance with IFRS. As a result of our early adoption of IFRS 16 Leases as of January 1, 2017 using the full retrospective approach, EBITDA and EBITDA margin disclosed may not be comparable to similarly titled measures reported by other companies as our calculation includes depreciation on the right-of-use assets and finance costs on lease liabilities. While we believe that EBITDA, EBITDA margin and Debt/EBITDA Ratio provide useful information to investors in understanding and evaluating our results of operations in the same manner as our management, our use of EBITDA, EBITDA margin and Debt/EBITDA Ratio has limitations as an analytical tool and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS. See “ Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Financial and Operational Metrics—Non-IFRS Financial Measures” for information regarding the limitations of using EBITDA, EBITDA margin and Debt/EBITDA Ratio as financial measures.

The following table presents a reconciliation of EBITDA to profit for the year and EBITDA margin to net profit margin, the most directly comparable financial measure calculated and presented in accordance with IFRS, for the periods indicated:

	For the Year Ended December 31,
	2019			2018
	S$	US$	Margin	S$	Margin
	(in thousands, except percentages)
Revenue	330,265	245,386	—	181,233	—
Profit for the year and net profit margin	73,536	54,638	22.2%	38,088	21.0%
Adjustments:
Depreciation expense	24,599	18,277	7.4%	12,908	7.1%
Income tax expenses	7,524	5,590	2.3%	3,520	2.0%
Finance cost	2,893	2,149	0.9%	1,128	0.6%
Interest income	(465)	(345)	(0.1)%	(268)	(0.1)%

EBITDA and EBITDA margin	108,087	80,309	32.7%	55,376	30.6%

(2)	As of end of the year.
(3)

Revenue per agent is calculated as revenue for a period divided by the average of the number of agents at the end of each month during such period. We monitor our revenue per agent because we believe it measures our success in expanding our client relationships higher up the value chain. Our client contracts are mostly based on a fixed rate per FTE dedicated and assigned to the applicable campaign. Under our employee classification system, an FTE is classified as an "agent."

RISK FACTORS

This offering and an investment in the ADSs involve a significant degree of risk. Prospective investors should carefully consider the risks described below, together with the financial and other information contained in this Prospectus before deciding to purchase the ADSs. There may be additional risks not presently known to us or that we currently believe to be immaterial, which could turn out to be material. Our business, financial condition and results of operations could be adversely affected by any of these risks, should they occur, and turn out to be material. If any of the following risks actually occurs, our business, financial condition and results of operations could be adversely affected and, as a result, the trading price of our Shares could decline and you could lose all or part of your investment in the ADSs.

This Prospectus also contains forward-looking statements which involve risks and uncertainties. Our actual results of operations could differ materially from those anticipated in these forward-looking statements due to a variety of factors, including the risks described below and those discussed in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this Prospectus. See the section entitled “Special Note Regarding Forward-Looking Statements” of this Prospectus.

Before deciding to invest in the ADSs, prospective investors should seek professional advice from their advisors about their particular circumstances.

Risks Related to Our Business and Industry

Our largest clients account for a significant portion of our total revenue and any loss of a large portion of business from any of those large clients could have a material adverse effect on our business, financial condition and results of operations.

We are dependent upon the business relationships we have developed with our largest clients, including our ability to retain our clients. In the past we have derived and, as of the date of this prospectus, we believe that we will continue to derive, a significant portion of our revenue from our two largest clients, Airbnb and Facebook. On a combined basis these two clients accounted for a total of 52.0% and 65.9% of our revenue for the years ended December 31, 2018 and 2019, respectively. Our top five clients for each of 2018 and 2019, on a consolidated basis, accounted for a total of 83.4% and 88.9% of our total revenues in the years ended December 31, 2018 and 2019, respectively.

In addition, there can be no assurance that the volume of work to be performed by us for our largest clients will not vary significantly from year to year in the aggregate, particularly since we are not the exclusive service provider for our clients generally. Furthermore, one of the key services we provide to one of our largest clients is content monitoring and moderation, which has become a growth business for us. There can be no assurance that current trends related to content monitoring and moderation will not reverse. A number of factors other than the price and quality of the services we provide, such as a change in the financial profile of a client, change of leadership or strategy within a client’s senior management, or a corporate reorganization, merger or other acquisition involving a client, could result in the loss or reduction of business from any of our clients, including our largest clients, and we cannot predict the timing or occurrence of any such event. The loss of revenue from our largest clients may have an adverse effect on our business, financial condition and results of operations.

Our failure to successfully implement our business strategy and global, growth-oriented business model and sustain our growth rate and financial performance could harm our business.

We are a high-growth digital customer experience solutions provider for technology disruptors and other blue-chip companies and provide omnichannel CX solutions, sales and digital marketing services, content monitoring and moderation services and other services. The execution of our business strategy is critical in order for our overall business to achieve economies of scale and increase our profitability.

Our business strategy involves hiring, training and retaining skilled personnel, developing or acquiring technology solutions that we incorporate in our services and maintaining and growing a globally oriented expertise in the industries that comprise the new economy. Our business strategy may strain our existing management resources, operational, financial and management information systems and IT solutions to the point that they may no longer be adequate to support our operations, requiring us to incur significant expenditures in these areas. We expect that we will need to develop further financial, operational and management controls, reporting systems and procedures to accommodate future growth. We cannot assure you that we will be able to develop these controls, systems or procedures on a timely basis, or at all.

Our success in implementing our business strategy and global, growth-oriented business model may be adversely affected by other factors within and outside of our control, including the following:

•	size, timing and profitability of significant campaigns or engagements with current or new clients;

•	changes in the volume of work we receive on a full-time equivalent basis from campaigns;

•	the inability to accurately predict and in a timely manner fulfill FTE requirements on our campaigns;

•	changes in global business services demand due to any reason, including changes in laws, regulations or perceptions of outsourcing operations to offshore service providers;

•	the inability to continually improve or adapt to rapid technology changes;

•	adverse changes to our cost structure;

•	our inability to operate and manage a larger operation as we grow our market share and enter into international markets;

•	existing or potential clients’ decisions to stay with existing service providers or move services we provide in-house;

•	the inability to win new campaigns through competitive bidding processes;

•	the inability to attract qualified employees;

•	the inability to manage foreign exchange fluctuations;

•	operational, financial and legal challenges (including compliance with foreign laws);

•	costs associated with entering new and unfamiliar geographies or commencing significant new campaigns for our current and future clients; and

•	negative press and reputational risks that adversely affect our brand, including similar risks to our industry.

Our failure to successfully execute our business strategy and global, growth-oriented business model could also adversely affect our future operating performance and cash flow, which in turn could restrict our ability to source high quality human capital and talent, innovate new tools and services offerings, make our operations more efficient and grow our business. We cannot assure you that we will be able to successfully execute our growth strategy or implement our planned business strategy and failure to do so could have an adverse effect on our business, financial condition and results of operations.

We operate in a highly competitive environment, and any failure to compete effectively against current and future competitors could adversely affect our revenue and profitability.

Our industry is very competitive. We primarily compete on the basis of the quality of the services we provide and expertise in tailored services for our clients. We believe that the other principal competitive factors in the markets in which we operate are price, value proposition to clients, breadth of geographical reach and industry expertise. We primarily face competition from other customer experience business services providers as well as firms specializing in customer relationship management consulting, customer engagement solution providers and in-house customer engagement operations. We typically are not an exclusive service provider for our clients as they usually prefer to engage more than one provider in each customer region to reduce their provider concentration risk. See “Business—Competition.”

According to Frost & Sullivan, the growing impetus for modernizing the customer experience to maintain competitive differentiation, rising usage for non-voice channels in addition to other channels of communication, and building of efficient customer experience centers through the use of machine learning and artificial intelligence technologies are driving the demand for outsourced customer experience, or CX, services in the new economy industry. This trend may result in new and different competitors entering our markets. These competitors may include entrants from the telecommunications, IT, software and data networking industries or entrants in geographical locations with lower costs than those in which we operate.

Some of these competitors have and in the future may continue to have greater financial, human and other resources, longer operating histories in particular regions, greater geographical reach, greater technological expertise and more established relationships with particular clients and prospective clients. In addition, some of our competitors may enter into strategic or commercial relationships among themselves or with larger, more established companies in order to increase their ability to address customer and client needs and reduce operating costs, or enter into similar arrangements with potential clients. Further, trends of consolidation in our industry and among business services competitors may result in new competitors with greater scale, a broader footprint, better technologies and price efficiencies attractive to our clients.

We also may face competition from our clients if they decide to bring the services we provide in-house or consolidate the number of vendors they use for the services we provide. Increased competition, our inability to compete successfully, pricing pressures or loss of market share could result in reduced operating profit margins which could have a material adverse effect on our business, financial condition and results of operations.

Our profitability will suffer if we are not able to maintain our pricing, control costs or continue to grow our business through higher value campaigns.

Our profit margin, and therefore our profitability, is largely a function of our level of activity and the rates we are able to charge for our services. If we are unable to maintain the pricing for our services without corresponding cost reductions, our profitability will suffer. The pricing and levels of activity we are able to achieve are affected by a number of factors, including our clients’ perceptions of our ability to add value through our services, the length of time it takes to on-board new employees on any new or current campaigns, the volume of work for new clients or new campaigns with current clients, competition, the introduction of new services or products by us or our competitors, our ability to accurately estimate, attain and sustain revenue from client contracts and general economic conditions.

Our profitability is also a function of our ability to control our costs and improve our efficiency and productivity. As we increase the number of our employees and locations at which we operate and execute our global growth strategy, we may not be able to manage the significantly larger and more geographically diverse workforce that may result, which could adversely affect our ability to control our costs or improve our efficiency. Further, because there can be no assurance that our business will grow at the rate that we anticipate or that we will be successful in growing our business in new geographies and markets that we enter, we may incur expenses for the increased capacity for a significant period of time without a corresponding growth in our revenues.

Our agreements with our clients are typically for one to three year terms and many of our agreements have automatic renewal terms or renewal terms to be entered into at the election of our clients. Accordingly, we may be bound by pricing and other established terms during the renewal periods and so we may not be able to revise pricing or other terms to take account for market conditions, including changes in labor costs.

We may be unable to reduce our capacity if demand for our services decreases or if we overestimate the future demand for our current clients. In the case where demand for our services decreases, we may have lower capacity utilization rates until we can decrease our labor capacity to meet any such decrease in demand.

Any failure by us to maintain our pricing, control or adjust costs to the level of activity or adjust the pricing and terms of our client agreements to market conditions could adversely affect our business, financial condition and results of operations.

Effects of the novel coronavirus (COVID-19) as well as any other health pandemics on our and our clients’ business and operations could adversely affect our financial results.

Contagious diseases have spread throughout the world, including in certain parts of Asia where the majority of our operations are located. Most recently, the global outbreak of the COVID-19 pandemic has created significant volatility and uncertainty and economic disruption. The COVID-19 pandemic is ongoing with new variants believed to be spreading across the world, and has caused adverse effects on our and our clients’ operations during 2020. For example, as each jurisdiction in which we operate imposed social distancing measures and we were required to either partially or completely reduce physical headcount in our offices, we implemented a work from home strategy in order to comply with such measures. In many cases, this involved a certain period of transition while we worked with our employees to ensure adequate work from home working conditions, which resulted in temporary periods of lower productivity, and additional costs incurred as we worked to ensure that our employees have adequate equipment and systems to support their work from home arrangements. Work from home arrangements also present other issues, such as potential cybersecurity risks and there can be no assurance that the systems we have in place will be effective at preventing cybersecurity threats or that we and our clients would agree on an acceptable work from home arrangement or that we would be able to comply with the conditions of any agreed upon work from home plan. There can also be no assurance that we will be able to meet all local guidelines as we transition personnel back to the office and as local social distancing rules and regulations change in the jurisdictions in which we operate. Additionally, our delivery centers typically seat hundreds of employees in one location. An outbreak of COVID-19 or similar contagious infection in one or more markets in which we do business may result in disruptions or restrictions on our ability to continue operations without interruption, such as significant worker absenteeism, lower seat utilization rates, lower productivity, as well as temporary closures of our delivery centers or the facilities of our clients, which could adversely affect our ability to deliver our services. The spread or resurgence of COVID-19 in any country where we have operations could impair our day-to-day service delivery from our affected offices and client campaigns and result in, among other things, losses of revenue and cause us to fail to meet certain KPIs in our client contracts.

In addition, the effects of COVID-19 have adversely affected certain of our clients’ businesses, particularly our clients in or exposed to travel and hospitality industries. This effect on our clients’ businesses has, in turn, resulted in decreased demand for our services from our clients in those affected industries, including some of our largest clients on whom we are significantly dependent. In response to this decreased demand, we have reduced the number of employees dedicated to these campaigns and either re-allocated them to other campaigns or, if necessary, terminated their employment with us. There can be no assurance that our clients will not decide to further reduce their demand for our services due to COVID-19-related effects on their business and that we will not have to reduce headcount in response. Furthermore, our results of operations have been materially adversely impacted as a result of COVID-19 and there can be no assurance that we would not be materially and adversely impacted in the future from the effects of COVID-19 or another pandemic, including from any loss of business, if any of our clients face significant business disruptions or demand for our clients’ services falls as a result of COVID-19 (or any disease outbreak that results in a health pandemic). As our agreements typically have payment terms of 30 to 90 days, any change in our clients’ cash flows that restrict their ability to make payments for services we have rendered may adversely affect our cash flows and results of operations. Our clients have delayed, and may in the future delay, planned engagements or choose to terminate existing agreements prior to the end of any term for convenience or decide not to renew their agreements with us.

Finally, COVID-19 or any other pandemic may result in difficulty accessing the capital markets on attractive terms, or at all, and a severe disruption and instability in the global financial markets, or deterioration in credit and financing conditions which could adversely affect our access to capital necessary to fund business operations or address maturing liabilities on a timely basis or at all.

Any outbreak of a contagious disease in Asia or elsewhere (including the recent COVID-19 coronavirus or other diseases in the future), or fear or public perception of an outbreak, could have a negative impact on the economy and business activity in the markets in which we and/or our clients operate, thereby adversely impacting our operations and business. Any outbreak of disease or prolonged epidemic in the geographies in which we or our clients operate could severely disrupt our business operations and have an adverse effect on our business, financial condition and results of operations. See “Business—COVID-19 Risk Mitigation and Continuity of Operations.”

Our success depends on the continued service of our Founder and certain of our key employees and management.

Our operational business model is focused on the empowerment of our country directors and our success (including maintaining our corporate culture) depends on the continued service and performance of our country directors as well as our executive officers and other key personnel. There is competition for experienced senior management and personnel with expertise in our industry, and we may not be able to retain our key personnel or recruit skilled personnel with appropriate qualifications and experience.

Furthermore, our Founder also serves as our Executive Chairman and Chief Executive Officer and his involvement in our Company is essential to the success of our Company. Our Founder plays a central role in the development and implementation of our business strategies and initiatives. At the time of this prospectus, we have not procured any “key person” insurance policy which covers our Founder.

Any decrease in the involvement of our Founder in our business or loss of key members of our personnel, particularly to competitors, could have an adverse effect on our business, financial condition and results of operations.

We may fail to attract and retain enough highly trained employees to support our operations.

The outsourced business support services industry relies on large numbers of highly trained employees at delivery centers. The demand for talent is even more important for business services companies, such as our Company, that provide complex and high-value services, including content moderation and digital services support. Therefore, our success depends to a significant extent on our ability to attract, hire, train and retain talented and skilled employees. Our industry is prone to high employee attrition, which requires us to continuously hire and train new employees. According to Frost & Sullivan, our industry has had an average annual attrition rate of 30-35% in the Asia Pacific region. There is significant competition for trained employees with the skills necessary to perform the services we offer to our clients, including employees that are proficient in certain high-demand languages. In addition, we compete for employees, not only with other companies in our industry, but also with companies in other industries and in many locations where we operate, there may be a limited number of highly trained employees for a number of reasons, including government-imposed regulations and policies related to expatriate and foreign permitting that could limit the number and availability of foreign workers in certain jurisdictions. We often rely on expatriate employees to fill roles that cannot be performed by locally-hired agents due to combination of specialized skillset, native languages and cultural skills. If qualified personnel cannot immigrate to or obtain work visas in a country where we require their services, we may have difficulty hiring the requisite number of local workers with the requisite skills for our campaigns, or we may exceed our budgets in order to do so. In particular, in Thailand, our subsidiary, Teledirect Telecommerce (Thailand) Limited, has been granted certain privileges by the Board of Investment of Thailand, or the BOI, which are comprised of incentives for business development in Thailand and includes, among other things, certain exceptions allowing us to hire foreign technicians and experts to work on promoted projects and the ability to secure visas for foreign employees with a faster approval time than is otherwise available for non-promoted businesses in Thailand. However, these privileges are subject to a number of conditions including the requirement to have no later than August 23, 2021 (i.e. within three years from the date of Board of Investment of Thailand certificate), and maintain through the promotion period, a ratio of domestic to foreign employee of at least three to one. As of December 31, 2020, our ratio of domestic to foreign employees in Thailand was approximately two to one. Although we are actively managing our headcount in Thailand to regain compliance with the BOI’s domestic employee requirement, there can be no assurance that we will reach the requisite ratio by the current deadline, in which case the BOI could revoke our privileges and incentives, which could cause our foreign employees to lose their employment visas, which could materially affect our operations in Thailand.

Increased competition for qualified personnel could also have an adverse effect on our business. Additionally, a significant increase in the attrition rate among trained employees could result in increased costs, disrupted revenue streams and decreased profit margins.

In addition, our ability to maintain and renew existing engagements, obtain new business and increase our margins will depend, in large part, on our ability to attract, hire, train and retain skilled employees that enable us to keep pace with the growing demand for business services, evolving industry standards, new technology applications and changing client preferences. Our failure to attract, hire, train and retain personnel with the experience and skills necessary to fulfill the needs of our existing and future clients or to assimilate new employees successfully into our culture and our operations could have an adverse effect on our business, financial condition and results of operations.

A substantial portion of our operations and investments are located in Southeast Asia and we are therefore exposed to various risks inherent in operating and investing in the region.

For the year ended December 31, 2019, we derived 92.2% of our revenue from our operations in countries located in Southeast Asia. We intend to continue to develop and expand our business and capacity in Asia with our current and potential clients. Our operations and investments in Southeast Asia are subject to various risks related to the economic, political and social conditions of the countries in which we operate, including risks related to the following:

•	inconsistent regulations, licensing and legal requirements may increase our cost of operations among the countries in Southeast Asia in which we operate;

•	currencies may be devalued or may depreciate or currency restrictions or other restraints on transfer of funds may be imposed;

•	the effects of inflation within Southeast Asia generally and/or within any specific country in which we operate in Southeast Asia;

•	governments may impose new or more burdensome regulations, taxes or tariffs;

•	political changes may lead to changes in the business environments in which we operate;

•

economic downturns, political instability, civil disturbances, military conflict, terrorism and general security concerns in the countries that either we or our clients operate may negatively affect our operations;

•	enactment or any increase in the enforcement of regulations related to personal data protection in the areas in which we operate that may incur compliance costs;

•	health epidemics (including the COVID-19 outbreak) may affect our operations and demand for our services; and

•	natural disasters like volcano and earthquakes may impact our operational sites severely.

Additionally, the laws in the countries we operate may change and their interpretation and enforcement may involve significant uncertainties that could limit the reliability of the legal protections available to us. We cannot predict the effects of future developments in the legal regimes in the countries we operate.

Any of the foregoing risks may adversely affect our business, financial condition and results of operations.

Our key clients have significant leverage over our contractual terms and may terminate such contracts on short notice or require us to accept contractual terms that are more favorable to them.

Our relationships with our clients are governed by master services agreements, or MSA, and a number of statements of work, or SOWs, which set out the details of our services we provide to our clients. Our current MSA with Facebook has a primary term of 12 months and automatic 12-month renewal periods thereafter (unless terminated by Facebook). One of our two current MSAs with Airbnb is currently expected to terminate on June 1, 2021, subject to renewal by us and Airbnb. Our other current MSA with Airbnb had an initial term of three years from June 2017, but was extended to June 1, 2021. While our MSAs have traditionally been renewed and have not been terminated by our largest clients as of the date of this prospectus, there can be no assurance that our agreements will be renewed upon their expiration or terminated early pursuant to their respective terms.

A contract termination, non-renewal of a contract when it expires, or significant reduction in the use and number of services under our contracts with our key clients could result in a lower utilization rate, which would result in decreased operating margins and profitability. We may not be able to replace any key clients that elect to terminate, scale back, or not renew its contract with us, which would have an adverse effect on our business, financial condition and results of operations.

Our key clients may require us to accept contractual terms that are less favorable to us. For example, if our key clients require us to extend the payment periods beyond the current 30 to 90 day typical range, our working capital levels and overall financial position could be adversely affected, which may make it more difficult to finance our capital expenditures or increase our borrowing costs.

Spending on omnichannel CX solutions by our clients and prospective clients is subject to fluctuations depending on many factors, including both the economic and regulatory environments in the markets in which they operate.

Our clients’ budgets for our services and reductions in client spending arising from or related to economic slowdown in the markets in which our clients operate have in the past adversely impacted our revenues, gross profits, operating margins and results of operations. Certain events outside of the control of our clients, such as regulatory and political developments, may occur and adversely affect our revenues, gross profits, operating margins and results of operations. These economic conditions can occur abruptly. For example, the recent COVID-19 outbreak has caused volatility and uncertainty in the global economy. COVID-19 has adversely impacted us and many of our clients, and the extent to which COVID-19 may continue to impact our financial condition or results of operations in the future is uncertain and will depend in part on its impact on our clients and prospective clients and their customers. See “—Effects of the novel coronavirus (COVID-19) as well as any other health pandemics on our and our clients’ business and operations could adversely affect our financial results.”

Increased regulation, changes in existing regulation or increased government intervention in the industries in which our clients operate may adversely affect the growth of their respective businesses, which in turn may reduce demand for our services or cause us to incur additional costs in our processes or personnel, thereby negatively affecting our business, results of operations and financial condition. For example, our clients may be subject to stringent compliance requirements, including privacy and security standards for handling data, which could impact the manner in which we provide our services. Further, regulators have imposed guidelines for use of cloud computing services that mandate specific controls or require financial services enterprises to obtain regulatory approval prior to outsourcing certain functions. See also “—Anti-outsourcing legislation, if adopted, and negative perceptions associated with offshore outsourcing could impair our ability to serve our clients and materially adversely affect our business, results of operations and financial condition.”

Reduced or delayed spending by our clients may also lead to our clients cancelling ongoing projects with us, requesting pricing reductions or consolidating the service providers that they partner with. In the past, such events have adversely impacted our utilization rates, monthly revenue per FTE, the competitiveness of our proposals and our gross margins.

The business challenges and pressures resulting from economic slowdown in the markets in which our clients operate could also affect their credit ratings and our credit terms with them, leading to adverse impact on our cash flow and results of operations. Any of the foregoing could adversely affect our business, financial condition and results of operations.

Increases in employee salaries and benefits expenses as well as changes to labor laws could affect our business.

Employee benefits expenses were S$109.4 million in the year ended December 31, 2018 and S$189.9 million in the year ended December 31, 2019, representing 78.5% and 76.7% of our total operating expenses in each year, respectively.

Employee salaries and benefits expenses in all of the countries in which we operate have increased over recent years as a result of economic growth, increased demand for business services and increased competition for trained and talented employees and we cannot assure that they will not continue to rise.

We attempt to control our costs as we grow our capacity in existing locations or enter into new geographies. We may need to increase salaries more significantly and rapidly than in previous periods as part of our efforts to remain competitive or meet the demand for our services, which may cause our labor costs to increase. In addition, depending on the state of the labor market for our employees at any given time, we may need to increase employee compensation more than in previous periods to remain competitive in attracting the quantity and quality of employees that our business requires. Wage increases may reduce our operating margins and adversely affect our profitability if our revenue remains stagnant or if we face price pressure from competition.

If we expand our operations into new geographies within which prospective employee pool have higher average wages and compensation expectations, our average or overall labor costs may increase which will reduce our margins and profitability, especially when we enter into new markets and seek to grow our business in new geographies where we have no track record.

Furthermore, most of the countries in which we operate have labor laws which protect the interests of workers, including statutorily mandated minimum wage increases, legislation that imposes financial obligations on employers and laws governing the employment of workers. We are also required to provide employee retirement by law in certain countries, such as the Philippines and Thailand, where we have made provisions for such retirement plans in our financial statements. Certain jurisdictions, such as Thailand and Singapore, also have laws that restrict our ability to hire foreign workers by setting caps on the proportion of foreign workers in the workforce of the applicable jurisdictions. In Thailand, we have received certain incentives issued by the Board of Investment of Thailand. See “—We may fail to attract and retain enough highly trained employees to support our operations.”

These labor laws in one or more of the key jurisdictions in which we operate, including Singapore and the Philippines, may be modified in the future in a way that causes our costs to increase and any such changes may be detrimental to the business that we operate in such jurisdiction. The implementation or increase of additional labor laws in the countries we operate may reduce our profit margins and have an adverse effect on our business, financial condition and results of operations.

We may be involved in disputes, legal, regulatory, and other proceedings arising out of our business operations, and may incur costs arising therefrom and may be affected by negative publicity which may have an adverse impact on our reputation and goodwill.

From time to time we are, and in the future may continue to be, involved in disputes with various parties in the course of our business including clients, employees and ex-employees. Such disputes may involve various matters such as business disputes, employment matters and regulatory compliance.

In particular, from time to time, we have been the subject of complaints and claims made by our ex-employees in relation to, for instance, claims of unfair dismissal and disputes over employment contracts and terms. These disputes may lead to legal or other proceedings and may result in costs, negative publicity, and the diversion of resources and management’s attention regardless of the outcome. Any negative publicity arising from such disputes or complaints against our Company, whether founded or unfounded, may tarnish our reputation and goodwill and could cause our clients or future clients to not use our services.

In particular, the business practices of companies that offer content moderation and curation services have been subject to increasing scrutiny over their business practices and the treatment and wellbeing of the employees who work in these areas. Several other companies operating in other countries offering these services have been subject to lawsuits by their employees and ex-employees relating to allegations of post-traumatic stress disorder and related trauma. While we work diligently to ensure that our work practices and work culture support healthy employee well-being and we operate in countries with different legal regimes than other cases, there can be no assurances that we will not also be subject to similar legal actions. In addition, many of the services we provide our clients are complex, such as trust and safety verification and quality and compliance audits, we may face potential liability if we do not perform in accordance with the requirements of our agreements.

In addition, we may become involved in disputes, legal, regulatory, and other proceedings between our clients and third parties, such as our clients’ customers, in connection with the services that we provide. Some of our clients, and in particular our top clients, are larger than we are and may be more likely to become involved in such matters given the scale of their businesses. If we become involved in such matters, we may be required to expend significant resources, including our management’s time, and incur significant expenses in defending against such actions. There can be no assurance that an adverse judgment or decision against us will not be significant. Our clients do not indemnify us for these types of costs, and there can be no assurance that such costs will be covered, in whole or in part, by our insurance policies.

Negative publicity or announcements may also include, amongst others, our involvement in litigation or regulatory investigations, online complaints or negative reviews of our business (anonymous or otherwise), or unfavorable third-party research reports on us. We cannot assure you that attempts to resolve any outstanding disputes would not be protracted or that similar claims would not be asserted. If we were to fail to win these disputes, we may incur losses and face liabilities. Further, even if we were to win these disputes, we may incur costs in mounting our defense and loss of business.

Responding to disputes and/or negative publicity arising from any of the above circumstances, regardless of their ultimate outcomes and notwithstanding that they may be baseless, frivolous or vexatious, can divert the time and effort of our management from our business. Claims and complaints that assert some form of wrongdoing, regardless of the factual basis for the assertions being made, may further result in negative publicity, lawsuits, or investigations by regulators. Any unfavorable decisions by regulators may result in regulatory sanctions against us and other person(s) responsible for the breach, including the imposition of fines and/or term of imprisonment, where applicable.

Further, we cannot assure you that the public perception of our business and our brands would not be materially affected in the event of such disputes or that we will be successful in defending such claims. Any negative impact on our reputation could materially and adversely affect our business, financial condition and results of operations.

We may enter into contracts with significant fixed price elements or solely fixed price contracts with our clients and any failure to accurately price these arrangements may affect our profitability.

Many of our client contracts have significant fixed price elements. If we underestimate our project costs in tendering and bidding for a project from our clients, we may incur unanticipated costs that would reduce our profits or incur losses. Any failure by us to inaccurately evaluate our expected costs for a fixed-price contract may result in the decreased profitability of any such project and may have an adverse effect on our business, financial condition and results of operations. To address this risk, we try to incorporate pricing adjustments in our contracts in the event that there is a change in scope of work that can be activated under reasonable circumstances that are beyond assumptions made by us during our initial pricing (e.g., expanded work scope, foreign exchange volatility). There can be no assurance that such price adjustments will fully cover the actual costs to provide such services, which could have an adverse effect on our business, financial condition and results of operations.

If our services do not comply with the service level and performance requirements required by our clients or we are in breach of our obligations under our contracts with our clients, it may result in reduced payments or the termination of our client agreements.

Most of our contracts with clients contain service level and performance requirements, including requirements relating to the quality of our services and the timing and quality of responses to our end-customer based on certain key performance indicators, such as the time it takes for a customer experience matter to be closed out, customer satisfaction score and forecast accuracy. In some cases, the quality of services that we provide is measured by quality assurance indicators and surveys which are based in part on the results of direct monitoring by our clients of interactions between our employees and our clients’ end-customers. Failure to consistently meet service requirements of such end-customers or errors made by our employees in the course of delivering services to such end-customers could disrupt our clients’ businesses and result in a reduction in revenue or a claim against us for damages. For example, our agreements generally stipulate standards of service that, if not met by us, would result in lower payments to us. A failure or inability to meet these requirements of such representations could seriously damage our reputation and affect our ability to attract new business or result in a claim for damages against us, which could have a material adverse effect on our business, financial condition and results of operations.

We are subject to risks associated with operating in the rapidly evolving new economy sectors.

As a new economy business services provider dedicated to serving new economy participants internationally, we are subject to risks associated with the rapidly evolving nature of new economy sectors, including but not limited to the technology, consumer and retail, and hospitality sectors. Our future business, financial condition, and results of operations will largely depend on the development of the new economy sectors and their participants in the markets that we operate and target for future expansion.

According to Frost & Sullivan, as the outsourcing market in the traditional economy industry matures, service providers are now expanding their presence in the new economy high growth industries. New economy companies are investing in creating differentiated customer experiences and providing end-to-end customer engagement that can differentiate them from their competitors. However, there are significant uncertainties with respect to the growth and sustained profitability of new economy sectors in Asia and throughout the world, including changes in general economic conditions, market trends and regulatory environment. Most of these factors are beyond our control. For example, any adverse regulatory developments in new economy sectors in the countries in which we or our clients operate, such as new or more restrictive industry policies, could materially affect the results of operations and financial conditions of our clients participating in such industries, which may in turn reduce their demand for our services. As a result, our business, financial condition and results of operations could be adversely affected.

We and our clients are subject to privacy, data protection and information security laws in the jurisdictions in which we and our clients operate.

We are typically required to collect and store sensitive data in connection with our services, including account access credentials, credit and debit card numbers, bank account numbers, social security numbers, names and addresses and other types of sensitive business or personal information. In many cases, customer information is stored in our client’s proprietary systems to which our employees have user access. Although we have employed measures to protect against unauthorized access of such personal, confidential and proprietary information, as the complexity of information infrastructure continues to grow, the potential risk of security breaches and cyber-attacks increases. Such breaches can lead to shutdowns or system interruptions, and potential unauthorized disclosure of sensitive or confidential information which may result in potentially costly litigation. If any person, including any of our employees, penetrates our network security or otherwise mismanages or misappropriates sensitive or confidential client or customer data, we could be subject to significant fines for violating privacy or data protection and consumer laws or lawsuits from our clients or their customers for breaching contractual confidentiality provisions which could result in negative publicity, legal liability, loss of clients and damage to our reputation. We may be liable for any misappropriation of customers’ personal information which could also harm our relationship with our clients, and/or cause us to suffer financial losses and/or reputational harm. We may also be liable for damages in the case of such a security or network breach that results in an unauthorized or impermissible disclosure of client or customer data and information. Moreover, our insurance coverage for breaches or mismanagement of such data may not be sufficient to cover one or more large claims against us and our insurers may disclaim coverage as to any future claims.

Under data protection and personal information laws, we are typically required to manage, utilize and store sensitive or confidential client and customer data in connection with the services we provide. In Singapore, under the Personal Data Protection Act 2012, No. 26 of 2012 of Singapore, we are also required to, among others, notify individuals of: the purposes for the collection, use or disclosure of their personal data prior to such collection, use or disclosure and obtain the consent of individuals for any collection, use or disclosure of their personal data. In addition, under the European General Data Protection Regulation that took effect in May 2018, we must obtain consent and/or offer new controls to existing and new users in Europe before processing data for certain aspects of our service and are also subject to various regulations, including those that govern the storage and transfer of personal data.

Furthermore, we are subject to local data protection laws, consumer laws and/or “do not call list” regulations in most of the countries in which we operate, all of which may require us to make additional expenditures to ensure compliance with these regulations or future additional regulations. Although we take extensive efforts to comply with such applicable laws and regulations, failure or perceived failure by us to comply with rapidly evolving privacy and security laws, policies (including our own policies, which we may update from time to time), legal obligations or industry standards may result in governmental enforcement actions, litigation, fines and penalties or adverse publicity and could cause our clients to lose trust in us. We also believe that we will be subject to additional such laws and regulations in the future that may be stricter than those currently in force to protect consumers and end users.

We seek to implement measures to protect sensitive and confidential client and customer data in accordance with client contracts and data protection laws and consumer laws. If any person, including any of our employees, penetrates our network security or otherwise mismanages or misappropriates sensitive or confidential client or customer data, we could be subject to significant fines for violating privacy or data protection and consumer laws or lawsuits from our clients or their customers for breaching contractual confidentiality provisions which could result in negative publicity, legal liability, loss of clients and damage to our reputation. We may be liable for any misappropriation of customers’ personal information which could also harm our relationship with our clients, and/or cause us to suffer financial losses and/or reputational harm.

We may also be subject to laws and regulations that restrict the flow of personal data across countries; such laws may constrain our activities and have an adverse impact on our business. Laws and regulations that impact our business, and particularly laws, regulations and other measures governments may take based on privacy and data protection concerns, are increasing in complexity, change frequently and at times conflict among the various jurisdictions where we do business. For instance, recent legal developments in Europe have created complexity and uncertainty regarding overseas transfers of personal data outside of the European Economic Area.

We may also be liable for damages in the case of such a security or network breach that results in an unauthorized or impermissible disclosure of client or customer data and information. Moreover, our insurance coverage for breaches or mismanagement of such data may not be sufficient to cover one or more large claims against us and our insurers may disclaim coverage as to any future claims. Any of the foregoing could adversely affect our business, financial condition and results of operations.

Our inability to protect our systems and data from continually evolving cybersecurity risks or other technological risks could affect our reputation among our clients and their customers and may expose us to liability.

In conducting our business, we process, transmit sensitive business information and personal information about our clients, their customers and other parties. We have certain responsibilities to card networks and their member financial institutions for any failure, including the failure of our associated third parties, to protect this information.

We have been a target of malicious third-party attempts to identify and exploit system vulnerabilities and penetrate or bypass our security measures in order to gain unauthorized access to our networks and systems or those of our associated third parties. A successful attempt could lead to the compromise of sensitive, business, personal or confidential information. As a result, we proactively employ multiple barriers and controls at different layers of our systems to defend our systems against intrusion and attack and to protect the data we collect. However, we cannot be certain that these measures will continue to successfully counter all current and emerging technology threats that are designed to breach our systems in order to gain access to confidential information. We also rely on third party vendors for aspects of our cybersecurity strategy, such as to conduct security reviews and penetration tests, and there can be no assurance that the tests conducted by these vendors, or measures we take in response to such tests, will be effective at identifying or preventing any cybersecurity threat.

Our computer systems and the computer systems of our clients, which we rely on, could be in the future subject to breach, and our data protection measures may not prevent unauthorized access. The techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and are often difficult to detect. Threats to our systems and our associated third parties’ systems can derive from human error, fraud or malice on the part of employees or third parties, or may result from accidental technological failure. Computer viruses and other malware can be distributed and could infiltrate our systems or those of our associated third parties. In addition, denial of service or other attacks could be launched against us for a variety of purposes, including to interfere with our services or create a diversion for other malicious activities. Our defensive measures may not prevent downtime, unauthorized access or use of sensitive data. While we maintain cyber errors and omissions insurance coverage that may cover certain aspects of cyber risks, our insurance coverage may be insufficient to cover all losses. Further, while we carefully select third parties with which we associate, we do not control their actions. Any problems experienced by these third parties, including those resulting from breakdowns or other disruptions in the services provided by such parties or cyber-attacks and security breaches, could adversely affect our ability to service our clients or their customers or otherwise conduct our business.

We could also be subject to liability for claims relating to misuse of personal information, such as unauthorized marketing purposes and violation of data privacy laws. We cannot provide assurance that the contractual requirements related to security and privacy that we impose on our employees who have access to client and customer data will be followed or will be adequate to prevent the unauthorized use or disclosure of data. In addition, we have agreed in certain agreements to take certain protective measures to ensure the confidentiality of client and customer data. Our clients are located in numerous jurisdictions around the world, and our clients may ask for broad undertaking from us pursuant to the privacy laws applicable to them and may decide not to do business with us if we do not agree to their privacy terms. Furthermore, the costs of systems and procedures associated with any protective measures that we are required to take by our clients may increase and could adversely affect our ability to compete effectively. Any failure to adequately enforce or provide these protective measures could result in liability, protracted and costly litigation, governmental and card network intervention and fines and, with respect to misuse of our clients’ and customers’ information, lost revenue and reputational harm.

Any type of security breach, attack or misuse of data described above or otherwise, whether experienced by us or an associated third party, could harm our reputation and deter existing and prospective clients from using our services or from making electronic payments generally, increase our operating expenses in order to contain and remediate the incident, expose us to unbudgeted or uninsured liability, disrupt our operations (including potential service interruptions), distract our management, increase our risk of regulatory scrutiny, result in the imposition of penalties and fines under state, federal and foreign laws. If we were to be removed from networks’ lists of Payment Card Industry Data Security Standard (PCI DSS) compliant service providers, our existing clients or other third parties may cease using our services. Also, prospective clients may choose to terminate their relationship with us, or delay or choose not to consider us. Any of the foregoing could adversely affect our business, financial condition and results of operations.

We may be unable to obtain future financing on favorable terms, or at all, to fund expected capital expenditure, potential opportunistic acquisitions and working capital requirements.

Our industry is characterized by high working capital requirements primarily relating to new investments in operating sites and employee resources to meet the requirements of our clients. We incur significant start-up costs related to investments in infrastructure to provide our services, including costs of establishing our delivery centers in accordance with our clients’ preferred specifications and hiring and training of employees, with such expenses being historically incurred before revenue is generated. There are also often additional start-up costs associated with entering new geographic markets, including expenses for establishing new operational centers as we grow our business and developing the infrastructure for engagements with clients in these new geographies.

We may, at some stage in the future, require funding for capital expenditures, potential opportunistic acquisitions or working capital. Our sources of additional funding, if required, may include the incurrence of debt or the issue of equity or debt securities or a combination of both. If we decide to raise additional funds through the incurrence of debt, our interest and debt repayment obligations will increase, and this could have a significant effect on our profitability and cash flows and we may be subject to additional covenants that could affect our business. Furthermore, in the event that we do decide to incur debt in the future, there can be no assurance that we will be successful in securing such additional financing on commercially reasonable terms, or at all. Any failure to obtain debt financing in the future could limit our ability to implement our growth strategy and could limit our ability to access cash flows from operations.

Any of the foregoing could have an adverse effect on our business, financial condition and results of operations.

We may be adversely affected by any failure to grow or protect our brand.

We believe the “TDCX” brand name and our reputation are important corporate assets that help distinguish our services from those of our competitors and contribute to our efforts in recruiting and retaining talented personnel.

In November 2019, we rebranded ourselves as “TDCX” and began providing services using our “TDCX” trademark. There are trademark registrations in nine jurisdictions in the name of TDCX Holdings Pte. Ltd.: Singapore, Malaysia, Hong Kong, the Philippines, China, European Union, India, Colombia, and the Cayman Islands. There are pending applications for trademark registration in four jurisdictions: Thailand, Japan, the United States and South Korea. While we believe that our prior brand, “Teledirect,” had a positive reputation, we created the “TDCX” brand to more clearly establish our brand identity in our industry. There is a risk that if we fail to establish or grow our brand or if negative information about us adversely affects our brand, even if false, our business could be adversely affected. In particular, damage to our reputation could be difficult and time-consuming to repair, could make potential or existing clients reluctant to select us for new engagements and could materially adversely affect our recruitment and retention efforts. Any failure to grow our brand or damage to our reputation could also reduce the value and effectiveness of the “TDCX” brand name and/or reduce investor confidence in us, and have an adverse effect on our business, financial condition and results of operations.

We may seek to acquire companies in the future and if we cannot find suitable targets or cannot integrate these companies properly into our business after acquiring them, it could adversely affect our business, financial condition and results of operations.

While we have grown organically almost exclusively, we may in the future as part of our global growth strategy pursue acquisitions of complementary businesses in certain geographies or exposure to certain industries, and acquisitions of companies with technologies that we can incorporate into our tailored client solutions. These transactions could be material to our financial condition and results of operations. Additionally, the inability to identify suitable acquisition targets or investments or the inability to complete such transactions may affect our ability to implement our growth strategy. Furthermore, we may not be able to integrate effectively such future acquisitions into our operations or our corporate culture and may not achieve the profitability we expect from such acquisitions. Even if we identify and pursue acquisitions, we may not complete future transactions in a timely manner, on a cost-effective basis, or at all, and we may not realize the expected benefits of any acquisition or investments. Other companies may compete with us for these strategic opportunities.

We also could experience negative effects on our results of operations and financial condition from acquisition-related charges, amortization of intangible assets and asset impairment charges, and other issues that could arise in connection with, or as a result of, the acquisition of the acquired company, including regulatory or compliance issues that could exist for an acquired company or business and potential adverse effects on results of operations through increased costs or otherwise. These effects, individually or in the aggregate, could cause a deterioration of our credit profile and result in reduced availability of credit to us or increased borrowing costs and interest expense in the future. Any such risks relating to future acquisitions could have a material adverse effect on our business, financial condition and results of operations.

Tax matters, including any reduction or withholding of tax benefits and other incentives we receive, new legislation and actions by taxing authorities may have an adverse effect on our operations, effective tax rate and financial condition.

We may not be able to predict our future tax liabilities due to the international nature of our operations, as we are subject to the complex and varying tax laws and rules of several foreign jurisdictions, including, as of the date of this prospectus, certain tax concessions and benefits from such local jurisdictions. For example, our subsidiary in Malaysia was awarded Multimedia Super Corridor status in 2005 by the Ministry of Finance and Ministry of International Trade and Industry Malaysia, which entitled the subsidiary to enjoy tax incentives under Malaysia’s Customized Incentive scheme. The scheme allows partial tax exemption for the subsidiary on the statutory income earned from its core operations for a certain period. However, these benefits expired on January 18, 2020. We have initiated discussions with relevant governmental agency authorities to renew such benefits on a retrospective basis. In the Philippines, we have benefited from an income tax holiday through our registration with the Philippine Economic Zone Authority, or PEZA. Our income tax holiday from PEZA for one of our sites expired on March 31, 2020. We have applied to PEZA for an extension to March 31, 2021. If we do not receive such extension, we expect to incur an additional income tax expense of at least 7.8 million Philippine pesos (approximately $160,000). There can be no assurances that our application to extend any of these tax benefit schemes will be approved on a timely basis or at all. Our business, results of operations and financial condition could be adversely affected if tax contingencies are resolved adversely or if we become subject to increased levels of taxation.

We are also subject to income taxes in numerous jurisdictions. Our tax expense and cash tax liability in the future could be adversely affected by numerous factors, including changes in tax laws, regulations, accounting principles or interpretations and the potential adverse outcome of tax examinations and pending tax-related litigation. Changes in the valuation of deferred tax assets and liabilities, which may result from a decline in our profitability or changes in tax rates or legislation, could have a material adverse effect on our tax expense. Certain tax-related judgements or conclusions that we make are based on our interpretation or understanding of tax laws in the countries in which we operate. Therefore, there can be no assurance that we will not undergo tax assessments and/or audits and that such proceedings will not result in further payments for taxes and tax-related costs and expenses for previous tax years, our current tax year, or tax years in the future. We are also subject to periodic tax audits by the relevant authorities in the jurisdictions in which we operate and, as of the date of this prospectus, are subject to ongoing tax audits. As tax exposures can involve technical interpretations of issues, it may require an extended period to resolve tax disputes. Many tax authorities have significant backlogs of other cases that may also result in extended periods to achieve resolution on open issues. The governments of foreign jurisdictions from which we deliver services may assert that we are not in compliance with the terms of any tax concession or benefit we currently receive or decide to change its laws with respect to such concessions and benefits.

Transfer pricing regulations to which we are subject require that any transaction among us and our subsidiaries be on arm’s-length terms. If the applicable tax authorities were to determine that the transactions among us and our subsidiaries do not meet arms’ length criteria, we may incur increased tax liability, including accrued interest and penalties. Such increase on our tax expenses would adversely affect our business, financial condition and results of operations.

Our business depends in part on our capacity to invest in technology as it develops and substantial increases in the costs of technology and telecommunications services that we rely on from third parties that could have a material adverse effect on our business, financial condition, results of operations and prospects.

The outsourced business support services industry is subject to the periodic introduction of new technology, which often can enable us to service our clients more efficiently and cost effectively. Our business is partly linked to our ability to recognize these new technological innovations and to apply these technological innovations to our business by incorporating them into our tailored solutions for our clients. See “Business—Information Technology and Management Information Systems.” If we do not recognize the importance of a particular new technology to our business in a timely manner or are not committed to investing in and developing such new technology and applying these technologies to our business, our current services may be less attractive to existing and potential clients, and we may lose market share to competitors who have recognized these trends and invested in such technology. Certain emerging technologies, such as artificial intelligence, may be disruptive to our industry, and our ability to identify, predict the outcomes of and incorporate disruptive technologies is key to our sustained business success. We will also be required to provide adequately trained personnel to address the increasingly sophisticated and tech savvy clients whose needs are constantly evolving. Furthermore, if we obtain access to an emerging technology through an acquisition, there can be no assurance that we will be successful in integrating that technology into our operations or business. Any such failure to recognize the importance of such technology or a decision not to invest and develop such technology that keeps pace with evolving industry standards and changing client demands could have a material adverse effect on our business, financial condition and results of operations.

Our operating results may fluctuate from one quarter to the next due to client and service mix and other factors.

Our operating results may differ significantly from quarter to quarter and our business may be affected by factors such as client losses, the timing of new contracts and of new product or service offerings, termination of existing contracts, variations in the volume of business from clients due to seasonal trends, the business decisions of our clients regarding the use of our services, start-up costs as we begin new campaigns for current or new clients, delays or difficulties in expanding our operational facilities or opening new operational facilities, changes to our revenue mix or to our pricing structure or that of our competitors, inaccurate estimates of resources and time required to complete ongoing campaigns, currency fluctuations and general economic conditions. In addition, while our business generally is not seasonal, our results may fluctuate because our clients’ businesses are impacted by seasonal effects that affect their use of our services, such as high travel seasons for our clients in the travel and hospitality industries or the winter holiday shopping season for consumer electronics clients.

In addition, the demand cycle for our services, typically from three to nine months (from the date the contract is entered into until the beginning of the provision of services), and the internal budget and approval processes of our prospective clients, make it difficult to predict the timing and success of new engagements with current or new clients. The demand cycle for a specific campaign depends on the campaign size, complexity and urgency of the client need. Also, we recognize revenue as and when the performance obligations set out in each campaign are satisfied and when the criteria for recognition are achieved. The financial benefit of gaining a new client may not be realized at the intended time due to delays in the implementation of our services or due to an increase in the start-up costs required in building our infrastructure to meet our current or future clients’ specifications with respect to any engagement. These factors may make it difficult for us to prepare accurate internal financial forecasts or replace anticipated revenue that is not received as a result of these delays. Any failure by us to predict and plan demand for our services for any of the foregoing reasons, including due to the effects of seasonality trends in the businesses of the clients, could adversely affect our business, financial condition and results of operations.

If we experience challenges with respect to labor relations, our overall operating costs and profitability could be adversely affected and our reputation could be harmed.

While we believe we have good relations with our employees, any work disruptions or collective labor actions may have an adverse impact on our services. While we do not have collective bargaining arrangements in most of the current jurisdictions in which we operate, our global growth strategy may involve our entrance into geographies where unions and collective bargaining agreements are more prevalent. As of December 31, 2020, only our workforce in Spain was subject to a collective bargaining agreement, namely the nationwide collective bargaining agreement for all employers and employees in the Spanish telemarketing industry. If labor negotiations are not successful in Spain or any other geography we may enter into, where we become subject to a collective bargaining agreement, or we otherwise fail to maintain good relations with employees in any jurisdiction in which we operate, we could suffer a strike, work stoppage or other form of labor disruption. Any of the foregoing could harm our reputation and adversely affect our business, financial condition and results of operations.

Our business operations are subject to various regulations and changes in these regulations or enforcement thereof, could require us to make additional expenditures, restrict our business operations or expose us to certain costs related to non-compliance with such regulations.

Any changes in the enforcement of, or enactment of additional, regulations or laws in the jurisdictions in which we operate may subject us to additional expenses related to compliance with such laws or regulations or otherwise affect our business and operations. For example, stricter enforcement of the Indian Companies Act between 2015 and 2017 resulted in many Indian companies, including a dormant subsidiary of ours that has since been dissolved, being removed from the register of companies for various forms of corporate inactivity, and the directors of those companies, including our Founder and our current Chief Financial Officer, being disqualified from holding directorships in Indian companies for periods of five years (until October 31, 2021). Although this particular example of regulatory enforcement change has not and is not expected to impact our operations, it serves as an example of unanticipated regulatory risks that we are exposed to. Furthermore, if we are deemed to have violated any regulation or law in a jurisdiction in which we operate and/or where a delivery center is located, then we may be subject to fines and other expenses related to non-compliance thereof. Our business operations must be conducted in accordance with a number of sometimes conflicting government regulations in the various jurisdictions in which we operate, including consumer laws, as well as trade restrictions and sanctions, tariffs and labor relations. Any of the foregoing risks could have an adverse effect on our business, financial condition and results of operations. See also, “Increases in employee salaries and benefits expenses as well as changes to labor laws could affect our business” and “We and our clients are subject to privacy, data protection and information security laws in the jurisdictions in which we and our clients operate.”

Anti-outsourcing legislation, if adopted, and negative perceptions associated with offshore outsourcing could impair our ability to serve our clients and materially adversely affect our business, results of operations and financial condition.

The practice of outsourcing services to organizations operating in other countries is a topic of political discussion, including in the United States, which is our largest market in terms of location of our clients’ end-customers, as well as other regions in which we have clients or where their customers are located. For example, measures aimed at limiting or restricting outsourcing by U.S. companies may be put forward for consideration by the U.S. Congress and in state legislatures to address concerns over the perceived association between offshore outsourcing and the loss of jobs in the U.S. If any such measure is enacted, our ability to provide services to our clients could be impaired.

In addition, from time to time there has been publicity about purported negative experiences associated with offshore outsourcing, such as alleged domestic job loss and theft and misappropriation of sensitive client or customer data, particularly involving service providers in Asia. Current or prospective clients may elect to perform certain services themselves or may be discouraged from utilizing customer experience solutions providers like us due to negative perceptions that may be associated with us, our business model or our industry. Any slowdown or reversal of existing industry trends toward utilizing customer experience solutions providers would seriously harm our ability to compete effectively with competitors that provide the majority of their services from within the country in which our clients operate.

Our project start-up and implementation cycles require significant resource commitments.

From our initial business development engagement for a prospective project with either a new or existing client to our operational performance with respect to such a project, we are often required to invest significant capital, resources and time. Before committing to use our services for any specific new project, potential or current clients require us to expend substantial time and resources educating them as to the value proposition of our platform and assessing the feasibility of integrating our people, systems and processes with their operations. Our clients then evaluate our services before deciding whether to use them and, if they do decide to enter into an arrangement with us, we would then negotiate the requisite documentation, implement their specifications in our tailored solution (including establishing our delivery centers to our clients’ preferred specifications) and train our team leaders and other personnel that will be dedicated to the project. Therefore, our business prospecting and closure cycle, which generally ranges from six to 12 months, is subject to many risks and delays over which we have little or no control, including our clients’ decision to choose alternatives to our services (such as other providers or in-house offshore resources), the timing of our clients’ budget cycles and approval processes and the fluidity of our clients’ requirements and specifications for a given engagement. For further information related to risks from competition, see “—We operate in a highly competitive environment, and any failure to compete effectively against current and future competitors could adversely affect our revenue and profitability.”

Implementing our services involves a significant commitment of resources over an extended period of time from both our clients and us. The period in which we train the personnel that will be dedicated to any specific client project generally ranges from two weeks to over two months. Our clients may also experience delays in obtaining internal approvals or delays associated with technology or system implementations, thereby further delaying the implementation process. Our current and future clients may not be willing or able to invest the time and resources necessary to implement our services, and we may fail to enter into arrangements for our services with potential clients to which we have devoted significant time and resources, which could have an adverse effect on our business, financial condition and results of operations.

While managing our growth, we may have difficulty updating our internal operational and financial systems as well as our existing internal accounting, financial and cost control systems.

Since our founding in 1995, and particularly from 2012, we have experienced rapid growth and significantly expanded our operations in key regions and client industries, especially with our clients involved in innovative businesses engaged in the new economy. For years ended December 31, 2018, 2019 and 2020, our number of agents was 4,608, 7,213 and 9,128, respectively. In the years ended December 31, 2018 and 2019, we generated revenue of S$181.2 million and S$330.3 million, respectively.

The rapid growth which we have experienced requires us to constantly monitor, evaluate and, if appropriate, reallocate our management and financial and operational resources. In order to manage growth effectively, we must recruit new employees, including employees in middle-management positions such as team leader roles, and implement and improve operational systems, procedures and internal controls on a timely basis.

In addition, we need to update our existing internal accounting, financial and cost control systems to ensure that we can access all necessary financial information in line with the increasing demands of our business. Any internal and disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, but not absolute, assurance that the objectives of the control system are met. The design of a control system must consider the benefits of controls relative to their costs. Inherent limitations within a control system include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by individuals acting alone or in collusion with others to override controls, which may also include controls implemented by our clients. If we are unable to assert that our internal controls over financial reporting are effective now or in the future, or if our auditors are unable to express an opinion on the effectiveness of our internal controls, we could lose investor confidence in the accuracy and completeness of our financial reports.

If we fail to implement these systems, procedures and controls or update these systems on a timely basis, we may not be able to service our clients’ needs, hire and retain new employees, pursue new business, complete future acquisitions or operate our business effectively. Failure to effectively transfer new client business to our delivery centers, properly budget transfer costs, accurately estimate operational costs associated with new contracts or access financial, accounting or cost control information in a timely fashion could result in delays in executing client contracts, trigger service level penalties or cause our profit margins not to meet our expectations. Any of the foregoing factors could adversely affect our business, financial condition and results of operations.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.

Prior to this offering, we were a private company with limited accounting personnel resources. Furthermore, prior to this offering, our management has not performed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud.

Our internal controls relating to financial reporting have not kept pace with the expansion of our business. Our financial reporting function and system of internal controls may be less developed in certain respects than those of similar companies that operate in fewer or more developed markets and may not provide our management with as much or as accurate or timely information. The Public Company Accounting Oversight Board, or PCAOB, has defined a material weakness as “a deficiency, or a combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim statements will not be prevented or detected on a timely basis.”

In the course of auditing our consolidated financial statements for the years ended December 31, 2018 and 2019, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting as of December 31, 2018 and 2019, in accordance with the standards established by the Public Company Accounting Oversight Board of the United States. The material weaknesses identified related to (i) inappropriate segregation on several control processes, which includes the review and approval of journal accounting entries and (ii) lack of adequate controls over access rights to several IT systems, which includes excessive and conflicting rights granted to several accounting personnel. There can be no assurance that any remediation actions we have undertaken will be effective or that other similar issues may not arise in the future.

As a result of the identification of these material weaknesses, we plan to take measures to remedy these control deficiencies. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control over Financial Reporting.” However, we can give no assurance that our planned remediation will be properly implemented or will be sufficient to eliminate such material weaknesses or that material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified in the future. Our failure to implement and maintain effective internal controls over financial reporting could result in errors in our financial statements that could result in a restatement of our financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, which may result in volatility in and a decline in the market price of the ADSs.

Upon the completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2021. In addition, if we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting on an annual basis. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud, misuse of corporate assets and legal actions under securities laws and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

Our ability to provide our services depends in part upon the quality and reliability of the facilities and equipment provided by our technology, digital services and telecommunications providers, our reliance on a limited number of suppliers of such technology and the services and products of our clients.

The success of our business depends in part on our ability to provide high quality and reliable services, which in part depends upon the proper functioning of facilities and equipment (including appropriate hardware and software and technological applications) provided by third parties and our reliance on a limited number of suppliers of such technology, and is, therefore, beyond our control. As we lease our facilities from third parties, our ability to provide high quality and reliable services depends, in part, on our ability to maintain existing leases and accurately project our facility capacity requirements. Any early termination of a lease or failure to accurately predict facility requirements may cause us to have to relocate and cause disruptions to our services and business. When we enter new geographies, we often enter into shorter term arrangements with co-working space providers and these arrangements may be subject to more frequent changes or less intermediate term predictability.

We also depend on the telecommunication services provided by local telecommunication companies in the countries in which we operate, and any significant disruptions in these services would adversely affect our business. If these or other third party providers fail to maintain their equipment properly or fail to provide proper services in a timely or reliable manner, our clients may experience service interruptions. If interruptions adversely affect our services or the perceived quality and reliability of our services, we may lose client relationships or be forced to make significant unplanned investments in the purchase of additional equipment from other providers to ensure that we can continue to provide high quality and reliable services to our clients. In addition, if one or more of the limited number of suppliers of our technology cannot deliver or provide us with the requisite technology on a timely basis, our clients could suffer further interruptions. Any such interruptions may have a material adverse effect on our business, financial condition and results of operations.

Our key technology systems and facilities may be damaged in natural disasters such as earthquakes or fires or subject to damage or compromise from human error, technical disruptions, power failure, computer glitches and viruses, telecommunications and digital services failures, adverse weather conditions and other unforeseen events, all of which are beyond our control. Such events may cause disruptions to information systems, electrical power and telephone and digital service for sustained periods. Any significant failure, damage or destruction of our equipment or systems, or any major disruptions to basic infrastructure such as power and telecommunications and digital systems in the locations in which we operate, could impede our ability to provide services to our clients and thus adversely affect their businesses, which may have a negative impact on our reputation and may cause us to incur substantial additional expenses to repair or replace damaged equipment or facilities.

While we currently have property damage and comprehensive general liability insurance in force, our insurance coverage may not be sufficient to compensate for the costs of repairing the damage caused by such disruptive events and such events may not be covered under our policies. With respect to losses which are covered by our policies and subject to deductibles, exclusions, and/or limitations, it may be difficult and time-consuming to recover such losses from insurers. In addition, we may not be able to recover the full amount of losses incurred from the insurers. Prolonged disruption of our services, even if due to events beyond our control could also cause our clients to terminate their contracts with us, which would have a material adverse effect on our business, financial condition and results of operations.

In addition, in some areas of our business, we depend upon the quality and reliability of the services of our clients, which we help to sell to their end-customers. If the services we provide to our clients are disrupted due to technical difficulties or if there is any disruption to our services based on the foregoing factors, then the result may have an adverse effect on our business, financial condition and results of operations.

Our debt service requirements and restrictive covenants limit our ability to borrow more money, to make distributions to our shareholders and to engage in other activities.

Our existing credit agreements contain a number of covenants that limit our ability and our subsidiaries’ ability to, among other things, transfer or dispose of assets, pay dividends or make distributions, incur additional indebtedness, create liens, make investments, loans and acquisitions, engage in transactions with affiliates, merge or consolidate with other companies or sell substantially all of our assets. Our credit agreements are guaranteed by us and certain of our subsidiaries and secured by substantially all of our and the assets of our borrower subsidiary and the guarantor subsidiaries. The terms of our credit agreements may restrict our current and future operations and could adversely affect our ability to finance our future operations or capital needs or to execute preferred business strategies. In addition, complying with these covenants may make it more difficult for us to successfully execute our business strategy and compete against companies who are not subject to such restrictions. Additionally, our obligations to repay principal and interest on our indebtedness make us vulnerable to economic or market downturns. If we are unable to comply with our payment requirements, our lenders may accelerate our obligations under our credit agreement and foreclose upon the collateral, or we may be forced to sell assets, restructure our indebtedness or seek additional equity capital, which would dilute our shareholders’ interests. Our failure to comply with any covenant could result in an event of default under the agreement and the lenders (or any subsequent lender) could make the entire debt immediately due and payable. If this occurs, we might not be able to repay our debt or borrow sufficient funds to refinance it. Even if new financing is available, it may not be on terms that are acceptable to us. These events could cause us to cease operations. For further details, see “Description of Certain Indebtedness.”

In addition, any increases in the cost of telecommunications and digital services and products provided by third parties, including equipment, software, information technology products and related services and workstations have a direct effect on our operating costs. The cost of telecommunications and digital services is subject to a number of factors, including changes in regulations and the market as well as competitive factors such as the concentration and bargaining power of technology and telecommunications and digital services providers and suppliers, most of which are beyond our control or which we cannot predict. The increase in the costs of these essential services and products could have an adverse effect on our business, financial condition and results of operations.

We may face difficulties as we expand our operations into countries in which we have no prior operating experience.

Our growth strategy relies on our global expansion in order to provide geographic breadth for our current and future clients. This may involve expanding into countries and regions other than those in which we currently operate and where we have less familiarity with local regulations, environment and procedures. It involves expanding our operations in recently entered markets such as Latin America, Europe and India, or entering into new countries and regions, such as in Korea and other Chinese regional markets where we do not currently operate, which have different cost structures, labor conditions, regulations and socioeconomic dynamics that may affect our results of operations. As we expand our business into new countries and regions, we may encounter economic, regulatory, personnel, technological and other difficulties that increase our expenses or delay our ability to start up our operations or become profitable in such countries. Any difficulty in the implementation of our global growth strategy may adversely affect our business, financial condition and results of operations.

We are exposed to currency fluctuations in the countries in which we operate against the U.S. dollar and Singapore dollar and any volatility in these currencies could adversely affect our business, financial condition and results of operations.

We earn revenue primarily denominated in U.S. dollars and Singapore dollars (which is our reporting currency). We make rental payments and incur expenses for employee compensation and other operating expenses in the local currencies in the jurisdictions in which we operate. There can be no assurance, however, that we will not take campaigns, in the future, that result in more exposure to local currencies. While inflation may not have a significant effect on the profit and loss of a local subsidiary itself, depreciation of the local currency against the U.S. dollar and/or Singapore dollar would reduce the value of the dividends payable to us from our operating companies. We present our financial results in Singapore dollars and our results of operations would be adversely affected if other currencies (including the U.S. dollar) depreciate significantly against the Singapore dollar.

Furthermore, fluctuations in currency exchange rates may also affect the comparability of our financial results from period to period, as we convert our subsidiaries’ statement of financial position into Singapore dollars from other currencies at the period-end exchange rate, and income and cash flow statements at average exchange rates for the year.

The imposition of barriers to trade or escalation of trade disputes could materially and adversely affect demand for our services.

There has been a global escalation of barriers to trade in recent years, including with respect to the United States and China imposing tariffs and trade barriers on trade with each other. Any imposition of new tariffs or other trade barriers, or the escalation of any trade dispute, may adversely affect the global economy and businesses of our clients, which, in turn, would also adversely affect demand for our services. A downturn in the global economy or the economies of countries in which we or our clients operate as a result of any trade dispute could adversely affect our business, financial condition and results of operations.

In addition, current government actions undertaken by various governments to stimulate their respective economies and future government action, including interest rate decreases, changes in monetary policy or intervention in the exchange markets and other government action to adjust the value of the local currency, may trigger inflation. For example, governmental measures to control inflation may include maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and reducing economic growth. As a result, interest rates may fluctuate significantly. Furthermore, losses incurred based on the exchange rate used may be exacerbated if regulatory restrictions are imposed when these currencies are converted into U.S. dollars.

The occurrence of such fluctuations, devaluations or other currency risks could have a material adverse effect on our business, financial condition and results of operations.

The United Kingdom’s withdrawal from the European Union may have a negative effect on global economic conditions, financial markets and our business.

The United Kingdom formally withdrew from the European Union on January 31, 2020 and entered into a transition period, which ended on December 31, 2020. While the United Kingdom and the European Union entered into a trade and cooperation agreement that went into effect provisionally from January 1, 2021, significant political and economic uncertainty remains about whether the terms of the relationship will differ materially from the terms before withdrawal, including with respect to any possible trade deals with the European Union and measures related to mobility between the United Kingdom and the European Union.

These developments, or the perception that any of them could occur, have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global market liquidity, restrict the ability of key market participants to operate in certain financial markets or restrict our access to capital. Any of these factors could have a material adverse effect on our business, financial condition and results of operations and reduce the price of our ADSs.

If our current insurance coverage is or becomes insufficient to protect against losses incurred, our business, financial condition, results of operations and prospects may be adversely affected.

We maintain some insurance coverage, including professional liability insurance and property insurance coverage for certain of our facilities and equipment for certain of our operations; however, we do not insure for all risks in our operations. If any claims for injury are brought against us, or if we experience any business disruption, litigation or natural disaster, we might incur substantial costs and diversion of resources.

We provide services that are integral to our clients’ businesses. If we were to default in the provision of any contractually agreed-upon services, our clients could suffer significant damages and make claims against us for those damages. Although we believe that we maintain sufficient insurance coverage comparable to other service providers in our industry, the occurrence of an event that causes losses in excess of the limits specified in our policies, or losses arising from events not covered by insurance policies (including any deductibles, exclusions or limitations), could materially harm our business, financial condition, results of operations and prospects. Additionally, we do not maintain “key person” insurance policies on any of our directors, officers or other personnel. There can be no assurance that any claims filed will be honored fully or timely under our insurance policies. Also, our financial condition may be affected to the extent we suffer any loss or damage that is not covered by insurance or which exceeds our insurance coverage.

Risks Related to Countries Where We Operate

Developments in the social, political, regulatory and economic environment in the countries where we operate, may have a material and adverse impact on us.

Our business, prospects, financial condition and results of operations may be adversely affected by social, political, regulatory and economic developments in countries in which we operate. Such political and economic uncertainties include, but are not limited to, the risks of war, terrorism, nationalism, nullification of contract, changes in interest rates, imposition of capital controls and methods of taxation. For example, we have considerable operations in Singapore, and negative developments in Singapore’s socio-political environment may adversely affect our business, financial condition, results of operations and prospects. Although the overall economic environment in Singapore and other countries where we operate appears to be positive, there can be no assurance that this will continue to prevail in the future.

Disruptions in the international trading environment may seriously decrease our international sales.

The success and profitability of our international activities depend on certain factors beyond our control, such as general economic conditions, labor conditions, political stability, macro-economic regulating measures, tax laws, import and export duties, transportation difficulties, fluctuation of local currency and foreign exchange controls of the countries in which we sell our services, as well as the political and economic relationships among the jurisdictions where we source products and jurisdictions where our clients’ customers are located. As a result, our services will continue to be vulnerable to disruptions in the international trading environment, including adverse changes in foreign government regulations, political unrest and international economic downturns. Any disruptions in the international trading environment may affect the demand for our services, which could impact our business, financial condition and results of operations.

Natural events, wars, terrorist attacks and other acts of violence involving any of the countries in which we or our clients have operations could adversely affect our operations and client confidence.

Natural disaster events (such as volcanos, floods and earthquakes), terrorist attacks and other acts of violence or war may adversely disrupt our operations, lead to economic weakness in the countries in which they occur and affect worldwide financial markets, and could potentially lead to economic recession, which could have an adverse effect on our business, financial condition and results of operations. These events could adversely affect our clients’ levels of business activity and precipitate sudden significant changes in regional and global economic conditions and cycles. These events also pose significant risks to our people and to our business operations around the world.

Our subsidiaries in Thailand are subject to restrictions on foreign ownership of their shares under Thai law.

We have two subsidiaries in Thailand, namely, Teledirect Telecommerce (Thailand) Limited, or TDTH, in which TDCX SG owns 49% and two Thai shareholders own 51%, and Comparexpress Insurance Broker (Thailand) Ltd., or Comparexpress, in which TDTH, TDCX SG and our Founder hold 60%, 39.999% and 0.001%, respectively, of the total share capital. With respect to TDTH, the shareholders have agreed on certain arrangements, whereby (i) TDCX SG provided the Thai shareholders with interest-free loans for the payment for their shares in TDTH; (ii) such shares are pledged in favor of TDCX SG as security for repayment of such loans; (iii) so long as any amount relating to their respective loan remains unpaid, the Thai shareholders must, at TDCX SG’s demand, assign to TDCX SG or its designee all of their voting rights pertaining to such shares in respect of any meeting of shareholders; and (iv) the Thai shareholders shall, upon notice from TDCX SG, sell and transfer such shares to TDCX SG or its designee. In addition, pursuant to the articles of association of TDTH, if and to the extent that it declares dividends, the Thai shareholders, as holders of preference shares, are entitled to receive preferential dividends in an amount of 10% of the par value of those preference shares (such par value being 100 Thai baht per preference share) before distribution of any dividends to the holders of ordinary shares.

Pursuant to the Thai Foreign Business Act B.E. 2542 (1999), or the FBA, a person or entity that is “Non-Thai” (as defined in the FBA and described in “Regulatory Environment — Thailand”) cannot conduct certain restricted businesses in Thailand, including the businesses that our subsidiaries in Thailand operate, unless an appropriate license is obtained. As our subsidiaries in Thailand are more than 50%, owned by Thai persons or entities, our Thai subsidiaries are not required by the FBA to obtain the license prescribed thereunder. Under the FBA, it is also unlawful for a Thai national or entity to hold shares in a Thai company as a nominee for or on behalf of a foreigner in order to circumvent the foreign ownership restrictions. While there are no prescribed requirements or criteria under the FBA or promulgated by the Ministry of Commerce of Thailand for determining whether a Thai national or entity is holding shares in a Thai company with his or her own genuine investment intent or as a nominee for or on behalf of a foreigner, the investigation manual published in 2015 by the Department of Special Investigation, a government authority which is authorized to conduct investigations on potential violations of the FBA, indicates that the following factors, will be taken into account in an investigation: (i) the intention of the parties, (ii) the source of funds of both shareholders and the company and source of the company’s working capital, (iii) the shareholding structure, types of shares, voting rights and control of the Thai and foreign shareholders in the Thai company and (iv) the distribution of dividends by the Thai company to the Thai and foreign shareholders.

In addition, the Civil and Commercial Code of Thailand (as amended) requires a private company to have a minimum number of three shareholders. Failure to comply with such minimum shareholder requirement are grounds on which a Thai court could order dissolution of the company.

Our Thai counsel, Thanathip & Partners Legal Counsellors Limited, is of the opinion that the ownership structure of each of our Thai subsidiaries is in compliance with the FBA based on, among other things, the fact that a majority of the share capital of each Thai subsidiary is held by Thai nationals or entities for their own benefit. The opinion of Thanathip & Partners Legal Counsellors Limited is filed as an exhibit to the registration statement of which this prospectus forms a part. There can be no assurance that the Ministry of Commerce of Thailand will not interpret the FBA or evaluate the shareholding structures or shareholding arrangements of our Thai subsidiaries differently and hence reach a different conclusion, which could lead to an action being brought in the Thai court. In the event of such action and if the Thai court determines that the ownership structure of any of our subsidiaries in Thailand for any reason constitute an illegal nominee arrangement, it may order sanctions, which may include criminal sanctions against us and the Thai shareholders of such subsidiaries in Thailand, and such subsidiaries may be ordered to cease operations in Thailand. If the ownership structure of our Thai subsidiaries is found to be invalid, existing arrangements permit TDCX SG to repurchase the relevant shareholder’s shares in order to sell them to a suitable third party or take other steps to comply with the FBA. Under such circumstances and despite potential sanctions with respect to past non-compliance, we would inform the Ministry of our intent and efforts to remedy any determination of non-compliance and seek possible relief from sanctions with an aim at enabling each of our Thai subsidiaries to continue its business operations going forward. There can be no assurance that the Ministry would grant us such relief or that we would be able to complete any sales of shares to a suitable third party in a timely manner.

If the PRC government deems that Agorae Beijing’s contractual arrangements do not comply with PRC regulatory restrictions on foreign investment or VATS License requirements, we could be subject to adverse consequences.

Agorae Beijing, our wholly owned subsidiary incorporated in the PRC, provides consulting services to Beijing Rongma Tiancheng Information Technology Co. Ltd., or RMTC, a third party domestically owned PRC company with relevant PRC call center licenses, to support RMTC’s provision of call center services to customers in China. Agorae Beijing’s arrangements with RMTC include a revenue sharing agreement, pursuant to which substantially all of the proceeds from operations of RMTC are received by us.

Under the Foreign Investment Law of the People’s Republic of China, or the PRC Foreign Investment Law, which came into effect as of January 1, 2020, businesses operating in industries on the “negative list” are subject to restrictions on foreign ownership. Call center services are a sub-segment of the value-added telecommunications sector, which was included on the negative list until July 2019 (pursuant to the Special Management Measures for the Market Entry of Foreign Investment (Negative List) (2018 Version) and its previous versions). As a result, prior to July 2019, a foreign owned entity, such as Agorae Beijing, could provide call center services in the PRC only through a joint venture with a PRC partner, and the foreign entity was able to hold no more than 50% of the equity in the joint venture. This restriction has been lifted pursuant to the Special Management Measures for the Market Entry of Foreign Investment (Negative List) (2019 Version) which came into effect on July 30, 2019. The Telecommunication Regulation of the People’s Republic of China, or the PRC Telecommunication Regulation, which was enacted on September 25, 2000 and amended on July 29, 2014 and February 6, 2016, and the Measures on Administration of Licensing for Telecommunication Operation, or Measures on Administration of Licensing for Telecommunication Operation, which came into effect as of September 1, 2017, require that a call center operator in the value-added telecommunications industry obtain a value-added telecommunication service license, or VATS License. Although the restriction on foreign shareholding in call center services businesses has now been lifted, the national implementation rules on how a foreign owned entity can apply for the VATS License have not been promulgated, and it is unclear whether or when the national implementation rules will be enacted.

Agorae Beijing, notwithstanding its arrangements with RMTC, could be deemed to be engaging in a call center business in the PRC in contravention of the negative list and relevant regulations and be required to obtain a VATS License. In such circumstances, the PRC Ministry of Industry and Information Technology (or its local counterparts) could impose sanctions against Agorae Beijing for engaging in a call center business without obtaining a VATS License, including confiscating illegal income, imposing a penalty of three to five times of the entity’s illegal income, ordering the entity to suspend its operations, invalidating relevant agreements and prohibiting the entity from obtaining a VATS License in the future. In addition, historical practices in contravention of relevant rules might have an adverse impact on our ability to obtain a VATS License in the future through Agorae Beijing. While TDCX Shanghai, our another wholly owned subsidiary incorporated in the PRC, has obtained a VATS License, the coverage of this license is limited to the Shanghai Free Trade Zone and does not include the business of Agorae Beijing. There can be no assurances that Agorae Beijing would be able to obtain a VATS License if we decided to apply for such a license or that, if we were able to obtain such a license, that we would not incur transition expenses and/or be able to directly hire employees on commercially reasonable terms or at all. Any of the foregoing could have an adverse effect on our business, financial condition, results of operations, prospects and reputation.

Risks Relating to Investments in Cayman Companies

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law, we conduct substantially all of our operations and all of our directors and executive officers reside outside of the United States.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (2020 Revision), as amended from time to time, of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. Most of our current operations are conducted in Asia. In addition, our current directors and executive officers are not United States nationals or residents. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the jurisdictions that comprise the Asia region may render you unable to enforce a judgment against us, our assets, our directors and executive officers or the assets of our directors and executive officers. For more information regarding the relevant laws of the Cayman Islands and the Asia markets, see “Enforceability of Civil Liabilities.”

Risks Relating to our Initial Public Offering and the ADSs

Our Founder, Executive Chairman and Chief Executive Officer, Mr. Laurent Bernard Marie Junique, has considerable influence over important shareholder matters due to his significant voting power over our shares. Our dual-class voting structure will, among other things, limit Class A ordinary shareholders’ ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares may view as beneficial.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. The rights of the holders of Class A ordinary shares and Class B ordinary shares are different only with respect to voting, conversion and transfer rights. Holders of Class A ordinary shares are entitled to one vote per share in respect of matters requiring the votes of shareholders, while holders of Class B ordinary shares are entitled to              votes per share, subject to certain exceptions. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary shares by a holder thereof to any person or other entity, other than certain permitted transfers, or upon a change of ultimate beneficial ownership of any Class B ordinary shares from a holder thereof to any person who is not an affiliate of such holder, such Class B ordinary shares will be automatically and immediately converted into the equal number of Class A ordinary shares. Due to the disparate voting powers associated with our two classes of ordinary shares, Mr. Junique will hold approximately         % of the aggregate voting power of our Company immediately following the completion of this offering (assuming no exercise by the underwriters of their option to purchase additional ADSs in full). As a result, Mr. Junique has considerable influence over matters such as electing or removing directors, approving any amendments to our constitution and approving material mergers, acquisitions or other business combination transactions. Furthermore, Mr. Junique has no obligation to guarantee our debt in the future and it may not be in his interest to do so. If Mr. Junique decides not to guarantee any future debt of the Company, it may adversely affect our ability to incur debt, or the terms of any debt we incur, in the future.

For the foreseeable future, investors in this offering and holders of our Class A ordinary shares and ADSs will not have a meaningful voice in our corporate affairs and that the control of our Company will be concentrated with Laurent Bernard Marie Junique. This concentrated control will, among other things, limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares and ADSs of the opportunity to sell their shares at a premium over the prevailing market price. For a description of the dual-class structure, see “Description of Share Capital.”

An active trading market for the ADSs may not develop, and you may not be able to sell your ADSs at or above the offering price.

Prior to the completion of this offering, there has been no public market for the ADSs or our Class A ordinary shares. An active trading market for the ADSs may never develop or be sustained following this offering. If an active trading market does not develop, you may have difficulty selling your ADSs at an attractive price, or at all. The price for the ADSs in this offering will be determined by negotiations among the selling shareholders, us and representatives of the underwriters, and it may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell the ADSs at or above the offering price or at any other price or at the time that you would like to sell. An inactive market may also impair our ability to raise capital by selling the ADSs, and it may impair our ability to attract and motivate our personnel through equity incentive awards.

The trading price of the ADSs may be volatile in the future.

The ADSs may trade at prices significantly below the offering price and the price of the ADSs after this offering may fluctuate widely, depending on many factors, including:

•	variations in our results of operations;

•

perceived prospects for our business and operations and for omnichannel CX solutions and business services in general, differences between our actual financial and operating results and those expected by investors and analysts;

•	business or prospects of our clients and specifically new economy companies;

•	changes in analysts’ recommendations or perceptions;

•	changes in conditions affecting the outsourced business support services industry;

•	changes in market valuations and share prices of publicly listed companies with businesses similar to us;

•	broad stock market price fluctuations;

•	changes in general economic conditions;

•	the announcement of acquisitions by us, our clients or our competitors;

•	passage of legislation or changes in regulations;

•	the addition or departure of key personnel;

•	actions taken by our shareholders;

•	competition;

•	negative publicity about us, our shareholders, affiliates, directors, officers or employees, our content offerings, our business model, our services or our industry;

•	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

•	potential litigation or regulatory investigations; or

•	other developments affecting us, our clients or our competitors.

Furthermore, in recent years, the stock market has experienced significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in our and related industries. The volatility frequently appears to occur without regard to the operating performance of the affected companies. As a result, the price of the ADSs could fluctuate based upon factors that have little or nothing to do with us, and these fluctuations could materially reduce our share price.

Future sales of the ADSs, the Class A ordinary shares or our other equity securities, and the availability of a large number of such securities for sale, could depress the price of the ADSs.

The sale of a significant number of the ADSs, Class A ordinary shares or our other equity securities in the public market after this offering, or the perception that such sales may occur, could materially and adversely affect the market price of the ADSs. These factors could also materially impair our ability to raise capital through equity offerings in the future. See “Shares Eligible for Future Sale” for a discussion of possible future sales of the ADSs.

Upon completion of this offering, we will have              ADSs outstanding (representing              Class A ordinary shares), assuming no exercise by the underwriters of their option to purchase additional ADSs. The ADSs sold in this offering will be freely tradable without restriction under the Securities Act, except for any shares purchased by any of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act. Shares held by our existing shareholders may also be sold in the public market in the future, subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. Although our executive officers, directors, the selling shareholders and certain holders of our capital stock, who will hold in aggregate Class A ordinary shares and Class B ordinary shares representing         % of our issued share capital immediately following the completion of this offering (assuming no exercise by the underwriters of their option to purchase additional ADSs shares), will be subject to a lock-up, any substantial sale or perceived substantial sale of the ADSs, Class A ordinary shares or the Class B ordinary shares over a short period of time after the expiration of the lock-up period could cause the price of the ADSs to fall. In addition, certain representatives of the underwriters, on behalf of the underwriters, may release all or some portion of the shares subject to the lock-up agreements prior to the expiration of the lock-up period.

Similar sales of Class A ordinary shares or Class B ordinary shares by holders after vesting of awards or holders of options who have exercised their options under any incentive plan that we intend to implement could also cause the price of the Class A ordinary shares to fall.

Because the offering price for the ADSs is substantially higher than our net tangible book value per share, you will incur immediate and substantial dilution.

Purchasers of the ADSs will experience immediate and substantial dilution. After giving effect to the sale of the ADSs offered by this prospectus (assuming no exercise by the underwriters of their option to purchase additional ADSs), and after deducting the underwriting discounts and commissions and the estimated offering expenses payable by us in this offering, our net tangible book value as of             , 2021, would have been S$             million, or S$             per share. This represents an immediate dilution of S$             per share to investors in this offering, based on an assumed offering price of S$             per share, which is the midpoint of the price range set forth on the cover page of this prospectus. For a calculation of the dilution purchasers in this offering will incur, see “Dilution.”

We have broad discretion in the use of the net proceeds received by us from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds received by us from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of the ADSs and our Class A ordinary shares. Although we have not yet determined with certainty the manner and specific amounts in which we will allocate the net proceeds of this offering, we expect to use the net proceeds from this offering for working capital, to fund growth and for other general corporate purposes, which may include future acquisitions and potential repayment of indebtedness. However, our use of these proceeds may differ substantially from our current plans. The failure by our management to apply these funds effectively could result in financial losses that could adversely affect our business and cause the price of our ADSs to decline. Pending their use, we may invest the net proceeds received by us from this offering in a manner that does not produce income or that loses value.

The depositary for the ADSs will give us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders’ meetings if you do not give voting instructions to the depositary, except in limited circumstances, which could adversely affect your interests.

Under the deposit agreement for the ADSs, the depositary will give us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders’ meetings if you do not give voting instructions to the depositary, unless:

•	we have failed to timely provide the depositary with our notice of meeting and related voting materials;

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

•	voting at the meeting is made on a show of hands.

The effect of this discretionary proxy is that, if you fail to give voting instructions to the depositary, you cannot prevent our ordinary shares underlying your ADSs from being voted, absent the situations described above, and it may make it more difficult for shareholders to influence our management. Holders of our ordinary shares are not subject to this discretionary proxy.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to vote your ordinary shares.

As a holder of ADSs, you will only be able to exercise the voting rights with respect to the underlying ordinary shares represented by your ADSs in accordance with the provisions of the deposit agreement. You may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote. Under the deposit agreement, you must vote by giving voting instructions to the depositary. If we ask for your instructions, then upon receipt of your voting instructions, the depositary will try to vote the underlying ordinary shares represented by your ADSs in accordance with these instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise your right to vote with respect to the underlying ordinary shares represented by your ADSs unless you withdraw the underlying ordinary shares represented by your ADSs from the depositary and become a registered holder of such ordinary shares. When a general meeting is convened, you may not receive sufficient advance notice to withdraw the underlying ordinary shares represented by your ADSs to allow you to vote with respect to any specific matter. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We have agreed to give the depositary prior notice of shareholder meetings as far in advance of the meeting date as practicable. Nevertheless, we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the ordinary shares underlying your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the underlying ordinary shares represented by your ADSs are not voted as you requested.

You may be subject to limitations on the transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADSs on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Because we do not expect to pay cash dividends in the foreseeable future after this offering, you must rely on a price appreciation of the ADSs for a return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in the ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the Company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors.

Accordingly, the return on your investment in the ADSs will likely depend entirely upon any future price appreciation of the ADSs. There is no guarantee that the ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in the ADSs and you may even lose your entire investment in the ADSs.

You may experience dilution of your holdings due to an inability to participate in rights offerings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement for the ADSs, the depositary will not offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act, or exempt from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we may not be able to take advantage of any exemptions from registration under the Securities Act. Accordingly, holders of the ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings as a result.

Although we have paid dividends in the past, our ability to pay dividends in the future depends on many factors and we cannot guarantee you that we will continue to pay dividends in the future.

Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on then existing conditions, including our financial condition, results of operations, contractual restrictions (including in the agreements governing our credit facilities or other debt instruments), capital requirements, business prospects and other factors our board of directors may deem relevant. In addition, pursuant to the Cayman Islands laws, no dividends may be paid except out of profits or share premium. Furthermore, existing and future financing arrangements may contain covenants that impose restrictions on our business and on our ability to pay dividends under certain circumstances.

We cannot provide assurances regarding the amount or timing of any potential future dividend payments and may decide not to pay dividends in the future. As a result, you should not rely on an investment in the ADSs to provide dividend income and if we do not pay dividends, capital appreciation, if any, of our ordinary shares will be a shareholder’s sole source of gain for the foreseeable future. See “Dividends and Dividend Policy.”

As a foreign private issuer and “controlled company” within the meaning of the NYSE rules, we are permitted to, and we will, rely on exemptions from certain corporate governance standards, including the requirement that a majority of our board of directors consist of independent directors. Our reliance on such exemptions may afford less protection to holders of the ADSs.

The NYSE corporate governance rules require listed companies to have, among other things, a majority of independent board members and independent director oversight of executive compensation, nomination of directors and corporate governance matters. As a foreign private issuer under the securities laws of the United States and “controlled company” within the meaning of the NYSE corporate governance standards, we are permitted to rely on exemptions from certain NYSE corporate governance practices.

A foreign private issuer must disclose in its annual reports filed with the SEC, each NYSE requirement with which it does not comply followed by a description of its applicable home country practice. As an exempted company incorporated in the Cayman Islands and listed on the NYSE, we expect to follow our home country practice with respect to the composition of our board of directors and we do not expect a majority of our directors to be independent. The Companies Act (2020 Revision) of the Cayman Islands and our post-offering amended and restated memorandum and articles of association do not require for a majority of our directors to be independent. As such, unlike the position if we were required to comply with the requirements of the NYSE, we do not need to maintain a board comprising a majority of independent directors. As a result, non-independent directors, may, among other things, resolve governance issues regarding our Company.

As long as we rely on the foreign private issuer exemption to certain of the NYSE corporate governance standards, a majority of the directors on our board of directors are not required to be independent directors, our compensation committee is not required to be comprised entirely of independent directors and we will not be required to have a nominating and corporate governance committee. Therefore, our board of directors’ approach to governance may be different from that of a board of directors consisting of a majority of independent directors, and, as a result, the management oversight of our Company may be more limited than if we were subject to all of the NYSE corporate governance standards.

In the event we no longer qualify as a foreign private issuer, we intend to rely on the “controlled company” exemption under the NYSE corporate governance rules. A “controlled company” under the NYSE corporate governance rules is a company of which more than 50% of the voting power is held by an individual, group or another company. Following this offering, our Founder, Executive Chairman and Chief Executive Officer, will control a majority of the voting power of our outstanding ordinary shares, making us a “controlled company” within the meaning of the NYSE corporate governance rules. As a controlled company, we would be eligible to, and, in the event we no longer qualify as a foreign private issuer, we intend to elect not to comply with certain of the NYSE corporate governance standards, including the requirement that a majority of directors on our board of directors are independent directors and the requirement that our compensation committee and our nominating and corporate governance committee consist entirely of independent directors.

Accordingly, in the future you may not have the same protections afforded to holders of securities of companies that are subject to all of the requirements under United States federal securities laws and the NYSE corporate governance standards.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.

As a public company, our management will have additional obligations that will require their attention and we will incur additional legal, accounting and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements. We also have incurred and will incur costs associated with the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act and related rules implemented or to be implemented by the SEC and the rules of the NYSE. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. These laws and regulations could also make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers and will require our management and personnel to devote a substantial amount of time to comply with these rules and regulations. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of the ADSs and/or ordinary shares, fines, sanctions and other regulatory action and potentially civil litigation.

If, in the future, we are deemed not to be an emerging growth company, then under Section 404 of the Sarbanes-Oxley Act, we will be required to furnish a report by our management on our internal control over financial reporting. To achieve compliance with Section 404 within the prescribed period, we would become engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we would need to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite any future efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404. If we were to identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

You must rely on the judgment of our management as to the use of the net proceeds from this offering, and such use may not produce income which could result in a decrease in our ADS price.

We will retain broad flexibility and discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not produce income or increase the ADS price. A portion of the net proceeds from our initial public offering is allocated for general corporate purposes. Shareholders will not have the opportunity to influence our management’s decisions on how to use the net proceeds, even if the eventual use of proceeds deviates from the planned use of proceeds described in the section entitled “Use of Proceeds.” The net proceeds may be used for corporate purposes that do not improve our efforts to achieve or maintain profitability or increase the ADS price, and the net proceeds may be utilized in ways that do not produce income or that lose value and such utilization may cause losses. Our failure to apply these funds effectively could have a material and adverse effect on our business and financial condition.

We may lose our foreign private issuer status which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

We are a foreign private issuer and therefore we are not required to comply with certain reporting requirements of the Exchange Act applicable to US domestic issuers, including:

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

•

the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events;

•	Regulation FD, which regulates selective disclosure of material information by issuers; and

•	certain more stringent executive compensation disclosure rules.

In addition, foreign private issuers are not required to file their annual report on Form 20-F until four months after the end of each fiscal year, while US domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. As a result of the above, you may not have the same protections afforded to shareholders of public companies that are not foreign private issuers.

In order to maintain our current status as a foreign private issuer, either (a) a majority of our shares must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors may not be United States citizens or residents, (ii) more than 50% of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States. If we lose this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to US domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and NYSE rules. The regulatory and compliance costs to us under US securities laws if we are required to comply with the reporting requirements applicable to a US domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to US domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

We are an “emerging growth company” and the reduced disclosure requirements applicable to emerging growth companies may make the ADSs less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of specified exemptions from various requirements that are otherwise applicable generally to public companies in the United States. These provisions include:

•

the ability to present more limited financial data for this offering, including presenting only two years of audited financial statements and only two years of selected financial data, as well as only two years of related management’s discussion and analysis of financial condition and results of operations disclosure;

•	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act; and

•

to the extent that we no longer qualify as a foreign private issuer, (1) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (2) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation, including golden parachute compensation.

We may take advantage of certain of these provisions for up to five years after the date of this offering or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.07 billion in annual revenue, have more than $700 million in market value of our ordinary shares held by non-affiliates or issue more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some but not all of the above-described provisions. For example, Section 107 of the JOBS Act provides that an emerging growth company can use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable. We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies.

We cannot predict if investors will find the ADSs less attractive as a result of our reliance on exemptions under the JOBS Act. If some investors find the ADSs less attractive as a result, there may be a less active trading market for the ADSs and our share price may be more volatile.

If securities or industry analysts do not publish research or publish unfavorable or inaccurate research about our business, the price of our ADSs and trading volume could decline.

The trading market for the ADSs will depend, in part, on the research reports that securities or industry analysts publish about us or our business. We may be unable to sustain coverage by well-regarded securities and industry analysts. If either none or only a limited number of securities or industry analysts maintain coverage of our Company, or if these securities or industry analysts are not widely respected within the general investment community, the trading price for the ADSs would be negatively impacted. In the event that we obtain securities or industry analyst coverage, if one or more of the analysts who cover us downgrade the ADSs or publish inaccurate or unfavorable research about our business, the price per ADS would likely decline. If one or more of these analysts cease coverage of our Company or fail to publish reports on us regularly, demand for the ADSs could decrease, which might cause the price per ADS and trading volume to decline.

We may be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes, which could subject U.S. Holders of the ADSs or ordinary shares to significant adverse United States income tax consequences.

For United States federal income tax purposes, a non-United States corporation, such as our Company, will be treated as a “passive foreign investment company,” or “PFIC” if, in the case of any particular taxable year, either

(a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Based upon our current and expected income and assets (including goodwill and taking into account the expected proceeds from this offering) and the expected market price of our ADSs following this offering, we do not expect to be a PFIC for the current taxable year or the foreseeable future.

However, while we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a fact-intensive inquiry made annually that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our ADSs may cause us to be or become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. It is also possible that the Internal Revenue Service may challenge our classification of certain income or assets or the valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming a PFIC for the current or future taxable years.

If we were to be or become a PFIC for any taxable year during which a U.S. Holder (as defined in “Material Tax Considerations—United States Federal Income Tax Considerations”) holds our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Material Tax Considerations—United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that relate to our current expectations and views of future events. These forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Industry Overview” and “Business.” These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “believe”, “plan”, “expect”, “intend”, “should”, “seek”, “estimate”, “will”, “aim” and “anticipate”, or other similar expressions, but these are not the exclusive means of identifying such statements. All statements other than statements of historical facts included in this document, including those regarding future financial position and results, business strategy, plans and objectives of management for future operations (including development plans and dividends) and statements on future industry growth are forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we will file with the SEC, other information sent to our shareholders and other written materials.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Risk Factors” and the following:

•	Changes in the laws, regulations, policies and guidelines in the jurisdictions in which we operate;

•	The regulatory environment in the jurisdictions in which we operate;

•	Competition in the outsourced business support services industry in the jurisdictions in which we operate;

•	Reliance on certain clients for a significant portion of our revenue;

•	Developments related to the COVID-19 pandemic, including with respect to the success of any vaccines and the ability of economies and our clients to recover from the economic effects of the pandemic;

•	Political instability in the jurisdictions in which we operate;

•	Breaches of laws or regulations in the operation and management of our current and future businesses and assets;

•	The overall economic environment and general market and economic conditions in the jurisdictions in which we operate;

•	Our ability to execute our strategies;

•	Changes in the need for capital and the availability of financing and capital to fund these needs;

•	Our ability to anticipate and respond to changes in the outsourced business support services industry, the markets in which we operate, and in client demands, trends and preferences;

•

Man-made or natural disasters, including war, acts of international or domestic terrorism, civil disturbances, occurrences of catastrophic events and acts of God such as floods, earthquakes, typhoons and other adverse weather and natural conditions that affect our business or assets;

•	The loss of key personnel and the inability to replace such personnel on a timely basis or on terms acceptable to us;

•	Exchange rate fluctuations, including fluctuations in the exchange rates of currencies that are used in our business;

•	Changes in interest rates or rates of inflation; and

•	Legal, regulatory and other proceedings arising out of our operations.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results or performance may be materially different from what we expect.

This prospectus contains certain data and information that we obtained from various government and private publications; including industry data and information from Frost & Sullivan. Statistical data in these publications also include projections based on a number of assumptions. The market for outsourced business support services may not grow at the rate projected by such market data, or at all. Failure of this industry to grow at the projected rate may have a material and adverse effect on our business and the market price of our ADSs. In addition, the rapidly changing nature of the market for outsourced business support services results in significant uncertainties for any projections or estimates relating to growth prospects or future conditions. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

ENFORCEABILITY OF CIVIL LIABILITIES

Our company is an exempted company incorporated with limited liability under the laws of the Cayman Islands. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides less protection for investors. In addition, Cayman Islands companies may not have standing to sue before the U.S. federal courts.

All of our current operations are conducted outside of the United States and all of our current assets are located outside of the United States, with the majority of our operations and current assets being located in Singapore, the Philippines, Malaysia and Thailand. All of the directors and executive officers of our Company and the auditors of our Company reside outside the United States and substantially all of their assets are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or any such persons, or to enforce in the United States any judgment obtained in the U.S. courts against us or any of such persons, including judgments based upon the civil liability provisions of the U.S. securities laws or any U.S. state or territory.

We have appointed              as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Cayman Islands

Maples and Calder (Hong Kong) LLP, or Maples, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of the U.S. courts obtained against us or our directors or executive officers that are predicated upon the civil liability provisions of the U.S. securities laws or any U.S. state, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or executive officers that are predicated upon the U.S. securities laws or any U.S. state.

We have been advised by Maples that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is a judgment in personam rather than in rem, (a) is given by foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given or, subject to judicial discretion, a non-monetary judgment in personam, (c) is final and conclusive, (d) is not in respect of taxes, a fine or a penalty or an attempt by a foreign state to act in excess of its jurisdiction by enforcing sovereign acts of that state outside of its own territory, and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the United States courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from the U.S. courts would be enforceable in the Cayman Islands.

Singapore

There is uncertainty as to whether judgments of courts in the United States based upon the civil liability provisions of the securities laws of the United States or any state or territory of the United States will be recognized or enforced by the Singapore courts, and there is doubt as to whether the Singapore courts will enter judgments in original actions brought in the Singapore courts based solely on the civil liability provisions of these securities laws. An in personam final and conclusive judgment in the federal or state courts of the United States under which a fixed or ascertainable sum of money is payable may generally be enforced as a debt in the Singapore courts under the common law as long as it is established that the Singapore courts have jurisdiction over the judgment debtor. However, the Singapore courts are unlikely to enforce a foreign judgment if (a) the foreign judgment is inconsistent with a prior local judgment that is binding on the same parties; (b) the enforcement of the foreign judgment would contravene the public policy of Singapore; (c) the proceedings in which the foreign judgment was obtained were contrary to principles of natural justice; (d) the foreign judgment was obtained by fraud; or (e) the enforcement of the foreign judgment amounts to the direct or indirect enforcement of a foreign penal, revenue or other public law.

In particular, the Singapore Courts may potentially not allow the enforcement of any foreign judgment for a sum payable in respect of taxes, fines, penalties or other similar charges, including the judgments of courts in the United States based upon the civil liability provisions of the securities laws of the United States or any state or territory of the United States. In respect of civil liability provisions of the United States federal and state securities law which permit punitive damages against us and our directors or executive officers, we are unaware of any decision by the Singapore courts which has considered the specific issue of whether a judgment of a United States court based on such civil liability provisions of the securities laws of the United States or any state or territory of the United States is enforceable in Singapore.

Philippines

The Philippines is a signatory to the United Nations Convention on the Recognition and Enforcement of Foreign Arbitral Awards, but it is not a party to any international treaty in relation to the recognition or enforcement of foreign judgments. However, generally accepted principles of international law, by virtue of its incorporation in the Philippine Constitution, form part of Philippine law even if its authority is not derived from treaty obligations. It is by virtue of the recognition by Philippine courts as a generally accepted principle of international law the widespread recognition and enforcement of foreign judgments, that Philippine law recognizes and enforces foreign judgments.

The enforceability of foreign judgments in the Philippines is specifically provided for in the 1997 Rules of Civil Procedure. Section 48 of Rule 39 of the Rules of Civil Procedure provides that a judgment or final order of a tribunal of a foreign country having jurisdiction to give the judgment or final order (a) in the case of a judgment or final order upon specific property, is conclusive upon the title to that property; and (b) in the case of a judgment or final order against a person, is presumptive evidence of a right between the parties and their successors in interest by a subsequent title.

A judgment of final order rendered by a foreign court may, however, be repelled by evidence that: (i) the court rendering such judgment had jurisdiction in accordance with its jurisdictional rules, (ii) the other party had notice of the proceedings, (iii) such judgment was not obtained by collusion or fraud or based on a clear mistake of fact or law, and (iv) such judgment was not contrary to public policy or good morals in the Philippines. Moreover, the Philippines enacted Republic Act No. 9285, otherwise known as the Alternative Dispute Resolution Act of 2004, to facilitate the enforcement of arbitral awards in the Philippines. In addition, Article 17 of the Civil Code of the Philippines provides that the judgment must not be contrary to laws that have for their object public order, public policy and good customs in the Philippines. Furthermore, Philippine courts have held that a foreign judgment is presumed to be valid and binding in the country from which it issues, until the contrary is shown, and the party contesting the foreign judgment has the burden of overcoming the presumption of its validity.

Malaysia

The United States is not one of the reciprocating countries under the Reciprocal Enforcement of Foreign Judgments Act 1958 of Malaysia, or REJA, and as such any foreign judgment obtained in the U.S. courts will not be registerable in the courts of Malaysia in accordance with the provisions of REJA. Nevertheless, an action can be commenced in the courts of Malaysia based on the final and conclusive monetary judgment for a definite sum obtained from the U.S. courts as a common law claim for debt. Such judgment would, upon an action on the judgment at common law, be recognized and enforced by the courts of Malaysia, provided that (a) the judgment was not obtained by fraud or in breach of the principles of natural justice, (b) such judgment is not contrary to Malaysian public policy, and (c) the court giving such judgment had jurisdiction to do so according to Malaysian conflict of laws rules.

Thailand

Our Thai counsel, Thanathip & Partners Legal Counsellors Limited, has advised us that Thai courts will not enforce any judgment or order obtained outside Thailand, but that a judgment or order from a foreign court may, if duly authenticated and translated into Thai and in the discretion of a court in Thailand, be admitted as evidence of an obligation in a new proceeding instituted in that court, which would consider the issue on the evidence before it.

China

There is uncertainty as to whether the courts of the PRC would enforce judgments of United States courts obtained against us or these persons predicated upon the civil liability provisions of the United States federal and state securities laws. The recognition and enforcement of foreign judgments are provided for under the Civil Procedures Law of the People’s Republic of China, or the PRC Civil Procedures Law, which was adopted on April 9, 1991, and amended on October 28, 2007, August 31, 2012 and June 27, 2017. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

USE OF PROCEEDS

We expect that we will receive net proceeds from this offering of approximately US$            , based on an assumed initial public offering price of US$             per ADS, the mid-point of the estimated range of the initial public offering price set forth on the cover of this prospectus, after deducting the underwriting discounts and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional ADSs from us in full, we expect that we will receive additional net proceeds of US$             after deducting the underwriting discounts and estimated offering expenses payable by us.

A US$1.00 increase/(decrease) in the assumed initial public offer price of US$             per ADS would increase/(decrease) the net proceeds to us from this offering by approximately US$            , or approximately US$             if the underwriters exercise their option to purchase additional ADSs in full, assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts and estimated offering expenses payable by us.

We will not receive any proceeds from the sale of ADSs by the selling shareholders.

The primary purposes of this offering are to create a public market for our shares for the benefit of all shareholders, retain talented employees by providing them with equity incentives, obtain additional capital and enhance our brand recognition. We plan to use the net proceeds of this offering to enable us to expand our business into new markets, which would include costs for premises, technology and systems and other infrastructure as well as for hiring of personnel and other expansion related expenses, and for general corporate purposes, including working capital needs and potential acquisitions.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. See “Risk Factors—Risks Related to our Initial Public Offering and the ADSs—We have broad discretion in the use of the net proceeds received by us from this offering and may not use them effectively.”

Pending any use described above, we plan to invest the net proceeds in short-term, interest bearing obligations, investment-grade instruments or certificates of deposit.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2019:

•	on an actual basis;

•

on a pro forma basis to reflect the automatic conversion of all of the shares held by our Founder into Class B ordinary shares on a one-for-one basis immediately prior to the completion of this offering; and

•

on a pro forma as adjusted basis to reflect (i) the above, and (ii) the issuance and sale of              Class A ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of US$             per ADS, which is the midpoint of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting the underwriting discounts and estimated offering expenses payable by us, assuming the underwriters do not exercise the over-allotment option.

The pro forma as adjusted information below is illustrative only, and our capitalization following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering to be determined at pricing. You should read this table in conjunction with “Use of Proceeds,” “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of December 31, 2019
	Actual	Pro Forma	Pro Forma as Adjusted
	(S$ in thousands)
Non-current liabilities
Bank loans	—

Long-term debt(1)	—
Equity:
Share capital	250
Reserves	(20,900)
Retained earnings	120,094
Non-controlling interests	2
Total equity	99,446

Total capitalization	99,446

Note:

(1)

TDCX SG distributed dividends in excess of 50% of its net profit after tax, in respect of which we received a waiver on March 2, 2020. As a result, as of December 31, 2019, amounts outstanding under this loan are classified as a current liability in our consolidated statement of financial position. See “Description of Certain Material Indebtedness—OCBC Facility.”

DIVIDENDS AND DIVIDEND POLICY

We do not intend to pay any dividends on our ordinary shares or ADSs for the foreseeable future. Instead, we anticipate that all of our earnings, if any, will be used for the operation and growth of our business.

We do not have a fixed dividend policy. Any future determination to declare cash dividends would be subject to the discretion of our board of directors and would depend upon various factors, including our results of operations, financial condition and liquidity requirements, restrictions that may be imposed by applicable law and our contracts and other factors deemed relevant by our board of directors. Our Class B ordinary shares have the same general rights to dividends and other distributions as our Class A ordinary shares and no dividends or distributions may be declared on other classes of our shares without also being paid in the same manner to our Class B ordinary shares.

In the event we decide to pay dividends in the future, subject to the Companies Act of the Cayman Islands, our board of directors may from time to time declare dividends in any currency to be paid on our ordinary shares, and our shareholders may by ordinary resolution declare a dividend, but no dividend shall be declared in excess of the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profits (including retained earnings) or share premium, provided that in no circumstances may a dividend be paid if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of its business.

Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. In addition, we are a holding company and depend on the receipt of dividends and other distributions from our subsidiaries to pay dividends on our ordinary shares. When making recommendations on the timing, amount and form of future dividends, if any, our board of directors will consider, among other things:

•	our results of operations and cash flow;

•	our expected financial performance and working capital needs;

•	our future prospects;

•	our capital expenditures and other investment plans;

•	other investment and growth plans;

•	dividend yields of comparable companies globally;

•	restrictions on payment of dividend that may be imposed on us by our financing arrangements; and

•	the general economic and business conditions and other factors deemed relevant by our board of directors and statutory restrictions on the payment of dividends.

If we pay any dividends on our shares, we will pay those dividends which are payable in respect of the underlying Class A ordinary shares represented by our ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to our ADS holders in proportion to the underlying Class A ordinary shares represented by the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our Class A ordinary shares, if any, will be paid in U.S. dollars.

We are a holding company and depend on the receipt of dividends and other distributions from our subsidiaries to pay dividends on our ordinary shares. With the exception of Thailand, Malaysia, the Philippines and the PRC, there are no foreign exchange controls or foreign exchange regulations under current applicable laws of the various places of incorporation of our significant subsidiaries that would affect the payment or remittance of dividends. With respect to Thailand, while Thai laws allow the outward remittance from Thailand of dividends, it is required that the dividend payment in Baht currency (after payment of applicable Thai taxes) must be converted into foreign currency prior to the outward remittance from Thailand as the bank of Thailand has a policy not to allow any person to bring Baht currency out of Thailand.

In Malaysia, the current foreign exchange administration rules allow non-residents to freely repatriate, in a foreign currency, profits and dividends arising from investments or proceeds from divestment of Malaysian Ringgit assets. Dividends are freely transferable out of the country and no exchange controls or approvals are required subject to applicable reporting requirements and withholding tax. However, prior permission from the Controller of Foreign Exchange of Malaysia is required for any person to undertake or engage in any dealing or transaction with the State of Israel or its residents, any entity owned or controlled, directly or indirectly, by the State of Israel or its residents, including any authority or agency of the State of Israel, or any dealing or transaction using or involving the currency of the State of Israel. Furthermore, the Malaysia Companies Act 2016 also provides that (a) generally, a company may only make a distribution to shareholders out of the profits of the company if the company is solvent; (b) before a distribution is paid by a company to a shareholder, such distribution shall be duly authorized by the directors of the company; and (c) unless provided in the constitution of the company, a company may reduce its share capital by a special resolution and either confirmation by a court or a solvency statement by the company.

In the People’s Republic of China, the core regulations governing foreign currency exchange are the Foreign Exchange Administration Regulations of People’s Republic of China, or the PRC Foreign Exchange Administration Regulations, promulgated on January 29, 1996, and amended on January 14, 1997 and August 1, 2008. Certain organizations in the PRC, including foreign invested enterprises, may purchase, sell and/or remit foreign currencies at certain banks authorized to conduct foreign exchange business upon providing valid commercial documents. Under the PRC Foreign Exchange Administration Regulations, overseas payment of dividends does not require regulatory approval or review.

According to the Company Law of the People’s Republic of China, which came into effective on January 1, 2006 and was last amended on October 26, 2018, when a company distributes its profits of the current year, 10% of the profits shall be allocated to its statutory reserve fund. A company is not required to allocate to the statutory reserve fund once the cumulative amount of the statutory reserve fund reaches 50% or more of the company’s registered capital. The statutory reserve fund can be used to cover the losses of a company. If there is any loss of a company accrued in previous years, the company shall use its profits from the current year to cover the losses before accruing the statutory reserve fund. After a company has accrued the statutory reserve fund from its profits, it may, upon a resolution of the shareholder(s), accrue a discretionary reserve fund from the profits. After losses of a company have been made up and allocation to the reserve fund has been made, the remaining profits from either the current year or previous years can be distributed to its shareholder(s). A company shall not make distribution to its holdings of its own equity interests. Under the laws of the People’s Republic of China, dividends paid from our subsidiary located in Beijing are subject to a 10% withholding tax since its shareholder is a non-resident enterprise.

With respect to the Philippines, the board of directors of a Philippine company may only declare dividends out of unrestricted retained earnings. In the case of the payment of stock dividends, the same should be approved by stockholders holding or representing at least two-thirds (2/3) of the outstanding capital stock of the Philippine company. A holder of the shares of a Philippine company shall be entitled to full and immediate repatriation of capital and remittance of dividends, profits and earnings and such holders of shares of the Philippine company shall be entitled to source the foreign exchange necessary for such purposes from the Philippine banking system provided such foreign investment in the shares of the Philippine company has been registered with the Bangko Sentral ng Pilipinas, the central bank of the Philippines. Transfers of the assets of a Philippine company used in relation to its PEZA-registered business require the consent or approval of PEZA. In addition, the transfer/sale of all or substantially all of the assets of a Philippine company shall be subject to the requirements of Act No. 3952, as amended, otherwise known as the “Bulk Sales Law” and the Revised Corporation Code of the Philippines.

DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ADS is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value as of December 31, 2019 was approximately S$99.4 million (US$73.9 million), or US$295.55 per ordinary share as of that date. Our net tangible book value is determined by subtracting the value of our intangible assets and total liabilities from our total assets. Dilution is determined by subtracting net tangible book value per ordinary share, after giving effect to the additional proceeds we will receive from this offering, from the assumed initial public offering price of US$             per ADS (the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus) adjusted to reflect the ADS-to-ordinary share ratio, and after deducting underwriting discounts and estimated offering expenses payable by us. [Because the Class A ordinary shares and Class B ordinary shares have the same dividend and other rights, except for voting and conversion rights, the dilution is presented based on all issued and outstanding ordinary shares, including Class A ordinary shares and Class B ordinary shares.]

Without taking into account any other changes in net tangible book value after December 31, 2019, other than to give effect to our sale by us of              Class A ordinary shares in the form of the ADSs in this offering at the assumed initial public offering price of US$             per ADS (the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus) after deducting underwriting discounts and estimated offering expenses payable by us and assuming no exercise of the underwriters’ option to purchase additional ordinary shares, our pro forma as adjusted net tangible book value as of December 31, 2019 would have been US$            , or US$             per ordinary share and US$             per ADS. This represents an immediate increase in net tangible book value of US$             per ordinary share and US$             per ADS to the existing shareholders and an immediate dilution in net tangible book value of US$             per ordinary share and US$             per ADS to new investors purchasing ADSs in this offering.

The following table illustrates such dilution:

	Per Ordinary Share			Per ADS
Assumed initial public offering price	US$			US$
Net tangible book value as of December 31, 2019	US$	295.55		US$
Amount of dilution in net tangible book value to new investors in this offering	US$			US$
Percentage of dilution in net tangible book value to new investors in this offering			%		%

A US$1.00 increase/(decrease) in the assumed initial public offering price of US$             per ADS (the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus) would increase/(decrease) our pro forma as adjusted net tangible book value after giving effect to this offering by US$             per share and US$             per ADS and the dilution in net tangible book value per ordinary share to new investors in this offering by US$             per ordinary share and US$             per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting the underwriting discounts and estimated offering expenses payable by us.

Assuming the underwriters’ over-allotment option is exercised in full, our net tangible book value as of December 31, 2019 (after giving effect to this offering) would have been US$             million and US$             per outstanding ordinary share. This represents an immediate dilution in as adjusted net tangible book value of US$             per ordinary share to new investors in this offering.

The as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ordinary shares and other terms of this offering determined at pricing.

The following table summarizes, on a pro forma as adjusted basis as of December 31, 2019, the differences between existing shareholders and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share and per ADS paid before deducting the underwriting discounts and estimated offering expenses payable by us. The total number of ordinary shares does not include Class A ordinary shares underlying the ADSs issuable upon the exercise of the overallotment option granted to the underwriters.

	Ordinary Shares Purchased		Total Consideration		Average Price per Ordinary Share	Average Price per ADS
	Number	Percent	Amount	Percent
Existing shareholders			US$		US$	US$
New investors			US$		US$	US$
Total		100.0	US$	100.0	US$	US$

If the underwriters were to fully exercise the over-allotment option to purchase              additional shares of our Class A ordinary shares from us, the percentage of shares of our shares held by existing shareholders would be         %, and the percentage of shares of our common stock held by new investors would be         %.

The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

[The discussion and tables above assume no exercise of any share options outstanding nor any request by holders of restricted shares to register their vested restricted shares as of the date of this prospectus.] As of the date of this prospectus, there are              Class A ordinary shares issuable upon exercise of outstanding [share options] at a [weighted/nominal] exercise price [of US$             per Class A ordinary share]. To the extent that any of these options are exercised, there will be further dilution to new investors.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following selected consolidated financial data as of December 31, 2018 and 2019 and for the years then ended have been derived from our audited consolidated financial statements included elsewhere in this prospectus, except for amounts in U.S. dollars. The selected financial data set forth below should be read in conjunction with, and are qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes thereto included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with IFRS as issued by the IASB. Our historical results do not necessarily indicate results expected for any future period.

Selected Consolidated Statement of Profit or Loss and Other Comprehensive Income

	For the Year Ended December 31,
	2019		2018
	S$	US$	S$
	(in thousands)
Revenue	330,265	245,386	181,233
Employee benefits expense	(189,912)	(141,104)	(109,373)
Depreciation expense	(24,599)	(18,277)	(12,908)
Rental and maintenance expense	(9,220)	(6,850)	(2,623)
Recruitment expense	(6,680)	(4,963)	(3,792)
Transport and travelling expense	(2,083)	(1,548)	(1,358)
Telecommunication and technology expense	(4,522)	(3,360)	(2,385)
Finance costs	(2,893)	(2,149)	(1,128)
Other operating expense	(10,478)	(7,785)	(6,872)
Interest income	465	345	268
Other operating income	717	533	546

Profit before income tax	81,060	60,228	41,608
Income tax expenses	(7,524)	(5,590)	(3,520)

Profit for the year	73,536	54,638	38,088
Other comprehensive income (loss)(1)	840	624	(71)

Total comprehensive income for the year	74,376	55,262	38,017

Basic and diluted earnings per share	294	218	141

Note:

(1)	Other comprehensive income (loss) includes remeasurement of retirement benefit obligation and exchange differences on translation of foreign operations.

Selected Consolidated Statement of Financial Position

	As of December 31,
	2019		2018
	S$	US$	S$
	(in thousands)
ASSETS
Current assets
Cash and cash equivalents	35,920	26,688	23,973
Fixed deposits	837	622	—
Trade receivables	55,278	41,071	27,605
Contract assets	26,523	19,707	18,605
Other receivables	9,210	6,843	5,392
Tax recoverable	—	—	350

Total current assets	127,768	94,931	75,925
Non-current assets
Pledged deposits	2,110	1,568	2,096
Plant and equipment	40,730	30,262	24,911
Right-of-use assets	22,840	16,970	18,586
Deferred tax assets	1,197	889	329
Investment in associate	33	25	33
Loan to associate	784	582	—
Other receivables	3,708	2,755	2,931

Total non-current assets	71,402	53,051	48,886

Total assets	199,170	147,982	124,811

LIABILITIES AND EQUITY
Current liabilities
Other payables	26,926	20,006	15,870
Amount due to a director	—	—	10,469
Bank loans	34,421	25,575	6,374
Lease liabilities	10,963	8,145	7,634
Income tax payable	6,956	5,168	3,229

Total current liabilities	79,266	58,894	43,575
Non-current liabilities
Bank loans	—	—	24,174
Lease liabilities	14,498	10,772	12,495
Provision for reinstatement cost	4,955	3,682	1,817
Defined benefit obligation	769	571	315
Deferred tax liabilities	236	175	365

Total non-current liabilities	20,458	15,200	39,167
Capital, reserves and non-controlling interest
Share capital	250	186	250
Reserves	(20,900)	(15,529)	(21,854)
Retained earnings	120,094	89,230	63,673
Equity attributable to owners of the group	99,444	73,887	42,069
Non-controlling interests	2	1	1

Total equity	99,446	73,888	42,070

Total liabilities and equity	199,170	147,982	124,811

Selected Consolidated Statement of Cash Flows

	For the Year Ended December 31,
	2019		2018
	S$	US$	S$
	(in thousands)
Net cash from operating activities	76,044	56,500	37,320
Net cash used in investing activities	(27,627)	(20,527)	(58,864)
Net cash (used in) from financing activities	(36,655)	(27,235)	27,320
Net increase in cash and cash equivalents	11,762	8,738	5,777
Effect of exchange rate changes on balance of cash held in foreign currencies	185	138	(71)
Cash and cash equivalents at the beginning of year	23,973	17,812	18,267

Cash and cash equivalents at the end of year	35,920	26,688	23,973

Other Financial and Operating Data

	Year Ended December 31,
	2019	2018
Revenue (S$ thousands)	330,265	181,233
Profit for the year (S$ thousands)	73,536	38,088
EBITDA (S$ thousands)(1)	108,087	55,376
Number of clients(2)	38	36
Number of agents(2)	7,213	4,608
Revenue per agent (S$ thousands)(3)	54	49
Debt/EBITDA Ratio(1)	0.3	0.6

Notes:

(1)

EBITDA, EBITDA margin and Debt/EBITDA Ratio are non-IFRS financial measures. We define EBITDA as profit for the year before finance costs, interest income, income tax expense and depreciation expense, EBITDA margin as EBITDA as a percentage of revenue, Debt as bank loans and Debt/EBITDA Ratio as bank loans divided by EBITDA. EBITDA, EBITDA margin and Debt/EBITDA Ratio are not measures calculated in accordance with IFRS. As a result of our early adoption of IFRS 16 Leases as of January 1, 2017 using the full retrospective approach, EBITDA and EBITDA margin disclosed may not be comparable to similarly titled measures reported by other companies as our calculation includes depreciation on the right-of-use assets and finance costs on lease liabilities. While we believe that EBITDA, EBITDA margin and Debt/EBITDA Ratio provide useful information to investors in understanding and evaluating our results of operations in the same manner as our management, our use of EBITDA, EBITDA margin and Debt/EBITDA Ratio has limitations as an analytical tool and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS. See “ Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Financial and Operational Metrics—Non-IFRS Financial Measures” for information regarding the limitations of using EBITDA, EBITDA margin and Debt/EBITDA Ratio as financial measures.

The following table presents a reconciliation of EBITDA to profit for the year and EBITDA margin to net profit margin, the most directly comparable financial measure calculated and presented in accordance with IFRS, for the periods indicated:

	For the Year Ended December 31,
	2019			2018
	S$	US$	Margin	S$	Margin
	(in thousands, except percentages)
Revenue	330,265	245,386	—	181,233	—
Profit for the year and net profit margin	73,536	54,638	22.2%	38,088	21.0%
Adjustments:
Depreciation expense	24,599	18,277	7.4%	12,908	7.1%
Income tax expenses	7,524	5,590	2.3%	3,520	2.0%
Finance cost	2,893	2,149	0.9%	1,128	0.6%
Interest income	(465)	(345)	(0.1)%	(268)	(0.1)%

EBITDA and EBITDA margin	108,087	80,309	32.7%	55,376	30.6%

(2)	As of end of the year.
(3)

Revenue per agent is calculated as revenue for a period divided by the average of the number of agents at the end of each month during such period. We monitor our revenue per agent because we believe it measures our success in expanding our client relationships higher up the value chain. Our client contracts are mostly based on a fixed rate per FTE dedicated and assigned to the applicable campaign. Under our employee classification system, an FTE is classified as an “agent.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the information under “Selected Consolidated Financial and Other Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are a high-growth digital customer experience solutions provider for innovative technology and other blue-chip companies. We have specific expertise in providing tailored digital customer experience solutions to manage complex customer interactions. We offer omnichannel CX solutions, sales and digital marketing services and content monitoring and moderation services. We have specific expertise in providing tailored digital customer experience solutions to manage complex customer interactions that go beyond providing boilerplate responses and which require a highly trained workforce capable of effectively delivering our differentiated services and solutions to our clients and their customers. Our focus on complex digital solutions enables us to provide higher value services and solutions for our clients. Our strategy has resulted in a highly attractive financial profile. We have experienced robust growth with our revenue, profit for the year and EBITDA growing 82.2%, 93.1% and 95.2% between the years ended December 31, 2018 and 2019. Our net profit margin increased from 21.0% in 2018 to 22.2% in 2019 and EBITDA margin increased from 30.6% in 2018 to 32.7% in 2019. In the years ended December 31, 2018 and 2019, we recorded revenue of S$181.2 million and S$330.3 million (US$245.4 million) profit for the year of S$38.1 million and S$73.5 million (US$54.6 million) and EBITDA of S$55.4 million and S$108.1 million (US$80.3 million), respectively.

We believe our employees and our distinctive corporate culture are key enablers of our success, a core strength and part of our competitive advantage. Our corporate culture is designed to foster a work environment that attracts, develops and retains a highly skilled workforce that can effectively engage in complex customer interactions. We focus on reinforcing a culture that emphasizes a sustainable and collaborative approach while being fully committed to our clients’ requirements. We strive to ensure that our distinctive culture is incorporated within all the relationships and processes of our organization and fits within our values and goals.

We have an international footprint. As of the date of this prospectus, we service our clients’ customers globally in more than 20 languages. This international footprint is supported by 11,351 employees as of December 31, 2020, who are located in offices in nine geographies: Singapore, the Philippines, Malaysia, Thailand, China, Japan, Spain, India and Colombia.

Our business comprises three key service offerings: (1) omnichannel CX solutions; (2) sales and digital marketing services; and (3) content monitoring and moderation services. We also offer services consisting of miscellaneous activities, such as providing workspaces to existing clients and providing human resource and administration services to clients. We help our clients manage relationships with their customers by providing digital customer experience solutions, such as after-sales service and customer support across ten industry verticals, including travel and hospitality, digital advertising and media and fast-moving consumer goods. Our sales and digital marketing services offering helps our clients market their products and services to potential customers in both the business-to-consumer, or B2C, and the business-to-business, or B2B, markets. Our content monitoring and moderation services offering helps our clients create a safe and secure online environment for social media platforms by providing a human touch to content monitoring and moderation services.

Factors Affecting Our Results of Operations

We believe that the growth and future success of our business depends on many factors. While each of these factors presents significant opportunities for our business, they also pose important challenges that we must successfully address in order to sustain our growth, improve our results of operations and establish and maintain profitability.

Demand for our services and the pace of adoption of omnichannel CX solutions

We believe the market remains in the early stages of adoption for digital services, and the demand for, and the pace of adoption of, our services is a key driver of our revenues. Over the last few years, the increasing pace of digital change has powered the growth of technology disruptors that rely on outsourced digital customer experience solution providers. Rapid digital change has also driven the disruption of traditional blue-chip companies that have been adopting digital service delivery models. According to Frost & Sullivan, the penetration of outsourced business support services in the traditional economy continues to steadily gain traction as companies expand the scope of the business functions they outsource, particularly as it relates to their digital transformation journey. This increased demand for digital omnichannel CX solutions provides us with the opportunity to further expand our share of our existing clients’ spending and add new clients, which, in turn, increases our revenues. We have evolved our services to focus on value-added high-complexity offerings. Our focus on handling complex and mission-critical digital customer experience interactions, enhanced by our ability to solve problems for our clients by leveraging customer interaction data analytics, have allowed us to work our way up the value chain and become a comprehensive solutions provider, which we believe has enabled us to continue growing our revenues.

Expanding relationships with existing clients

We are focused on deepening and broadening our engagements with, and campaigns for, our existing clients, and our success in doing so is an important driver of our revenue growth. We have historically proven our ability to significantly scale client relationships over time by expanding the scope and size of our engagements, as well as by taking on work higher up the value chain. For example, Facebook, Airbnb and a leading streaming platform became clients in 2014, 2015 and 2015, respectively, and are now among our key clients due to the expansion of relationships we have with them. In the year ended December 31, 2020, we had 40 clients spending annual fees with us of under S$5.0 million, and these clients provide opportunities for us to expand and upscale our engagements.

We monitor our revenue per agent, which is calculated as revenue for a period divided by the average number of agents for such period, because we believe it measures our success in expanding our client relationships higher up the value chain. Revenue per agent increased 9.3% from S$48,969 in the year ended December 31, 2018 to S$53,545 in the year ended December 31, 2019. Our ability to expand our relationships with our existing clients is driven by several factors such as our track record in consistently providing high quality services to our clients’ satisfaction across locations and campaigns while staying agile and flexible to serve our clients’ dynamic and evolving needs. Our strategy has been to open offices in new geographies where we believe that there is strong potential to expand our services offerings to existing clients, grow the number of FTEs we provide in existing campaigns and enhance our share of client spending. As a result, our new office rental and maintenance expenses and other related expenses may increase before we record commensurate increases in revenue or employee benefits expenses.

Delivering complex and high value services for our clients, which impacts pricing of our services and our profitability

We offer customized and differentiated CX solutions and possess the ability to handle complex and mission-critical customer experience interactions. These offerings go well beyond traditional business process outsourcing of help desk functions, as they require a higher degree of training and employee competency to undertake interactions where customer-service scripts would be insufficient to resolve customer problems. This type of work produces higher value for our clients and enables us to price our services accordingly. We also have also increasingly started to gravitate towards high-value, complex interactions, which result in higher margins for our services. For example, since 2018, we have provided technical and customer support for a search engine client’s top-tier advertising customers, which were previously handled entirely by our client’s in-house team. See “Business—Case Studies—Search Engine Client.” Support for the client’s top-tier customers was mission critical, of a higher order of complexity than other interactions with the client, and required shorter issue turnaround times. Consequently, we were able to price these services at higher levels and generate higher margins than other campaigns for this client. Our ability to innovate and offer complex and high value offerings when our clients need them is an important driver of our revenues and margins.

Adding new clients that support our growth strategy

Since January 1, 2018, we have acquired 26 new clients that we believe offer us the opportunity to effectively execute our growth strategy, even as our overall number of clients has declined. Our new clients are high-growth, new economy disruptors and traditional blue-chip companies engaged in businesses across multiple jurisdictions, whereas many of our legacy clients tended to be locally focused in only one or two jurisdictions. For example, since 2018, we have grown relationships with a global payments platform provider, a leading social network, a leading consumer electronics company, a leading regional e-commerce platform and a leading video game developer. Our newer multinational clients are capable of engaging us in campaigns across more jurisdictions and utilizing a wider range of our services because of their varied, dispersed and more complex business requirements. This transition to a multinational client base has driven the growth of our campaign volumes and revenues. As we continue to develop a multinational client base, we expect the volume of work from our clients across our entire platform to continue to grow. Our ability to add new multinational clients is a driver of our revenues and is impacted by factors such as positive market reputation of our services and our ability to handle complex client omnichannel CX solutions over a broad international footprint.

Efficiently recruiting and managing talent while managing labor costs

We believe the quality of our employees is a key differentiator in securing and retaining business, as well as in delivering a superior customer experience. Through our structured recruitment process and strong emphasis on career development, we strive to attract, develop and retain the industry’s higher caliber talent. Our results of operations are impacted by: (1) our ability to recruit within short time frames and manage our employees as we scale our business; (2) our ability to optimize productivity; and (3) our ability to manage labor costs.

Attracting, recruiting and managing talent

Our ability to attract, recruit, nurture, train and develop new employees is critical to our ability to grow and scale our business. While we grow our revenues, we also seek to develop a talent pool that can deliver increasing revenue per agent. It is critical that we hire personnel accurately and efficiently with right profile candidates for new campaigns. For some fast deployment campaigns that require talents that are either highly skilled or not available in great abundance, we may utilize higher cost recruitment sourcing channels such as external recruitment agencies to supplement our internal direct hiring. However, after the initial ramp up phases, as the campaign begins to stabilize and normal employee attrition takes its course, our internal recruitment sourcing allow us to hire new employees at a lower cost. We streamlined our recruitment process and boosted the efficiency of our recruitment activities through the development and implementation of in-house proprietary recruitment systems that work in tandem with external human resource management software platform. For example, we developed Flash, a highly customized, remote, video-based recruitment platform that automates initial candidate screening and selection by conducting online interviews and administrating online tests. Our development and implementation of Flash prior to the COVID-19 pandemic has enabled us to hire employees in growing geographic markets during the COVID-19 pandemic.

Personnel retention is one of our top priorities, and we dedicate resources to the educational development of our employees and employee wellbeing, including the development of their professional skills through obtaining relevant certifications and promoting participation in internal and external training sessions. In the year ended December 31, 2018, 2019 and 2020, our annual voluntary attrition rate, measured by the number of employees that voluntary left us in a period divided by the average number of employees in such period, was 21.5%, 23.1% and 24.8%, respectively, compared to the industry average of 30% to 35% in the Asia Pacific region, according to Frost & Sullivan. Reducing employee attrition helps us control our recruitment expense. In the years ended December 31, 2018 and 2019, our recruitment expense was 2.7% and 2.7% of our total operating expenses, respectively.

Improving productivity of employees

We believe that our people are our most important asset. We focus on maximizing our employees’ ability to deliver value to our clients through high-value work, which in turn increases our potential revenue per agent. We have developed effective and cost-efficient training and knowledge-base, or KB Tool, management tools, such as TDU, our online learning platform, and KB Tool, our data portal, which allow us to quickly and effectively train our employees to handle complex interactions and employ them in high-value work. Agents who deliver higher complexity services typically provide higher revenue per agent, on average, with employees providing content monitoring and moderation services providing the highest return, followed by employee providing sales and digital marketing services. We have also invested in technological infrastructure that allows us to enhance productivity, such as AI-enhanced chat-bot functionality that can automatically handle many interactions but can also seamlessly hand contact over to human staff to manage more difficult situations. This allows us to increase the volume of interactions that a single human can support.

Managing labor costs

Employee benefits expense primarily consists of the wages we pay to our employees and is our most significant expense, accounting for 78.5% and 76.7%, of our total operating expenses in the years ended December 31, 2018 and 2019, respectively. As we continue to grow our business, we expect that our number of employees will increase, which we expect to drive growth in our revenues as well as our employee benefits expense.

While we expect our labor costs to increase in the future as we continue to grow our business and number of employees, we aim to manage our labor costs so that they do not increase at a rate faster than our revenues. We typically formalize a new campaign or expansion of an existing campaign before we hire employees for those campaigns. Our client contracts are mostly based on a fixed rate per FTE dedicated and assigned to the applicable campaign. Under our employee classification system, a FTE is classified as an “agent.” We seek to secure new campaigns at projected revenue levels that match our estimates of the expansion of our work force and increased costs that we expect to incur based on our accumulated experience in the particular business segment and jurisdiction. When considering the fixed rate for such applicable FTE, we also consider factors such as anticipated cost and wage inflation applicable for the relevant office location and the employee skill set that we need.

Our employee benefits expense with respect to an ongoing campaign is usually relatively stable. However, our overall employee benefit expense varies by the mix of services that we provide and the campaigns we undertake. Employee wages vary by the type of service provided and the skill set of the relevant employees. Agents who deliver higher complexity services typically earn higher wages, on average, with employees providing content monitoring and moderation services receiving the highest wages, followed by employee providing sales and digital marketing services. As the requirements for services we provide change, our employee benefit expense may also change. In addition, the compensation may also include variable components, such as bonuses and performance incentives. In particular, the compensation for employees providing sales and digital marketing services generally includes a higher composition of variable, performance-based commission component linked to a campaign’s KPIs, such as sales attainment by agent.

Foreign exchange rate fluctuations

We conduct business in multiple countries and currencies, such as the U.S. dollar, Singapore dollar, Philippines peso and Malaysian ringgit, and the currencies of other countries where we have operations, and exchange rate fluctuations, especially between the Singapore dollar and the U.S. dollar, may impact our results of operations. We earn revenue primarily denominated in U.S. dollars and Singapore dollars. We incur rental payments, and expenses for employee compensation and other operating expenses in the local currencies of the jurisdictions in which we operate. Since our presentation currency is the Singapore dollar, and we translate revenues earned, expenses incurred or assets and liabilities denominated in such currencies to Singapore dollars when preparing our consolidated financial results, we are exposed to fluctuations in foreign exchange rates primarily on (i) fluctuations between the Singapore dollar, on the one hand, and other currencies in which we earn revenue, particularly the U.S. dollar, on the other hand, and (ii) fluctuations between the Singapore dollar, on the one hand and other currencies in which we have expenditures, particularly Philippine pesos, Thai baht and Malaysian ringgit, on the other hand. Currency fluctuations, especially the appreciation of the Singapore dollar relative to the U.S. dollar could negatively impact our results of operations, while an appreciation of the Singapore dollar relative to the Philippine peso, Thai baht, Malaysian ringgit and U.S. dollar could positively impact our results of operations. We are also exposed to foreign exchange rate fluctuations on assets and liabilities denominated in foreign currencies. In certain circumstances, we may utilize forward foreign exchange contracts or option contracts to hedge the risk of foreign exchange volatility of the Singapore dollar, Malaysian ringgit and Philippines peso. For further information regarding the impact of foreign exchange rate fluctuations on our results of operations and our use of foreign exchange derivative contracts, see “—Quantitative and Qualitative Disclosures About Market Risk—Foreign Currency Risk.”

Income tax expense

We are subject to income taxes in Singapore, the Philippines, Malaysia, Thailand and the other jurisdictions where we have offices. Our income taxes, which is reflected on our consolidated statement of as “Income tax expense”, consists primarily of taxes incurred, or potential claims from, tax authorities in the jurisdictions in which we operate. Calculation of current tax is based on tax rates and tax laws that have been enacted or substantively enacted at the end of the applicable reporting period. Our effective tax rates differ from the statutory rate applicable to us primarily due to differences between domestic and foreign jurisdiction tax rates, tax credits, non-taxable items, non-deductible expenses, and the impact of tax concessions and benefits in certain jurisdictions. For example, our subsidiary in Malaysia was awarded the Multimedia Super Corridor status in 2005 by the Ministry of Finance and Ministry of International Trade and Industry of Malaysia, which entitled the subsidiary to enjoy tax incentives under the Customized Incentive scheme. The scheme allowed for a partial tax exemption for the subsidiary on the statutory income earned from its core operations for a certain period. However, these benefits expired on January 18, 2020. We have initiated discussions with relevant governmental agency authorities to renew such benefits on a retrospective basis and have applied for these benefits to be extended. In the Philippines, we have benefited from an income tax holiday through our registration with PEZA. Our income tax holiday by PEZA for one of our sites expired on March 31, 2020. We have applied to PEZA for an extension to March 31, 2021. If we do not receive such extension, we expect to incur an additional income tax expense of at least 7.8 million Philippine pesos (approximately $160,000). Changes in the geographic mix of our revenue can cause our overall effective tax rate to vary from period to period. Our income tax expense for the years ended December 31, 2018 and 2019 was S$3.5 million and S$7.5 million, respectively.

A certain degree of judgment is required in evaluating our tax positions and determining our provision for income taxes. Tax exposures can involve technical interpretations of issues and may require an extended period to resolve. Many tax authorities have significant backlogs of other cases that may also result in extended periods to achieve resolution on open issues. We cannot assure you that the final tax outcome of these matters will not be different from our current estimates. We adjust our reserves in light of changing facts and circumstances, such as the closing of a tax audits, statute of limitation lapses or the refinement of tax estimates. To the extent the final tax outcome of these matters differs from the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made. See also, “Risk Factors—Risks Related to Our

Business and Industry—Tax matters, including any reduction or withholding of tax benefits and other incentives we receive, new legislation and actions by taxing authorities may have an adverse effect on our operations, effective tax rate and financial condition.”

Certain Income Statements Line Items

Revenue

We derive our revenues from providing services to our clients. Revenue is measured based on the consideration specified in a contract with a client and recognized as and when control of a service is transferred to a client, meaning when the performance obligations to the client are met. We usually enter into master service agreements with our clients, which provide a framework for services and statements of work. These statements of work define the scope, timing, pricing terms and performance obligations for each individual campaign under the respective master service agreements. Our contracts with our clients have both fixed and variable components. The agreements typically specify a fixed rate per FTE that comes with either a variable price component or fee deduction that is based on meeting (or the failure to meet) certain key performance indicators. Based on the transaction price in the agreement for each performance obligation, we invoice our clients on a monthly basis as each performance obligation is satisfied after adjusting for fee deductions based on whether we meet (or fail to meet) certain KPIs (where applicable) during that month. In general, we invoice our clients within five to 30 business days from end of the month and typically receive payment within the 30 to 90 day period from the invoice date set forth in our client contracts.

We discuss below the breakdown of our services by revenue and geographic segment and client concentration. For additional information regarding our revenue recognition policy, see “—Critical Accounting Policies—Revenue Recognition.”

Revenue by Service

Our business comprises three key service offerings: (1) omnichannel CX solutions; (2) sales and digital marketing services; (3) content monitoring and moderation services. We also receive service fee revenues from miscellaneous activities, such as revenues from renting out workspace within our offices and providing human resource and administration services to clients, as well as other miscellaneous service fees.

The following table sets forth our service provided, by amount and as a percentage of our revenues for the years ended December 31, 2018 and 2019.

	For the Year Ended December 31,
	2019			2018
	S$	US$	% of Revenue	S$	% of Revenue
	(in thousands, except percentages)
Revenue by Service
Omnichannel CX solutions	217,349	161,490	65.8	120,238	66.4
Sales and digital marketing	46,839	34,801	14.2	43,124	23.8
Content monitoring and moderation	61,526	45,714	18.6	14,361	7.9
Other service fees(1)	4,551	3,381	1.4	3,510	1.9

Revenue	330,265	245,386	100.0	181,233	100.0

Note:

(1)	Revenues from other service fees include revenue classified in our Consolidated Financial Statements as (i) workspace and payroll outsourcing; and (ii) other services.

Geographic Segment

We have an international footprint. As of the date of this prospectus, we service our clients’ customers globally in more than 20 languages through our offices in nine geographies, namely: Singapore, Malaysia, Thailand, Philippines, Japan, China, Spain, India and Colombia. We present our revenue by geographic location based on which office delivers the service, irrespective of the location of the client engaging our services or the location of the client’s customer that we are interacting with.

The following table sets forth our revenues by geography, by amount and as a percentage of our revenues for the years ended December 31, 2018 and 2019.

	For the Year Ended December 31,
	2019			2018
	S$	US$	% of Revenue	S$	% of Revenue
	(in thousands, except percentages)
Geography(1)
Singapore(2)	96,175	71,458	29.1	64,256	35.5
Philippines(3)	84,169	62,537	25.5	49,946	27.5
Malaysia(2)	82,795	61,516	25.1	48,421	26.7
Thailand(2)	41,445	30,794	12.5	12,961	7.1
China	16,099	11,962	4.9	3,927	2.2
Japan	9,008	6,693	2.7	1,722	1.0
Spain(4)	574	426	0.2	—	—

Total	330,265	245,386	100.0	181,233	100.0

Notes:

(1)

For a description of the services provided in each of our offices in the above table, along with our offices in Colombia and India, which were opened after December 31, 2019, see “Business – Our Offices.”

(2)

The offices in Singapore, Malaysia and Thailand primarily provide support to Southeast Asian and North Asian customers in a variety of regional languages, including Mandarin Chinese speakers in the region, which we refer to as our “Southeast Asia” end-market.

(3)

The offices in the Philippines primarily provide English language support to customers mainly in North America, the United Kingdom, Ireland, Australia and New Zealand, which we refer to as our “Global English” end-market.

(4)	Our office in Spain was opened towards the end of 2018.

Employee Benefits Expense

Our employee benefits expense consists primarily of wages and salaries paid to agents, support and management personnel, commissions and incentive payments, payments to defined contribution plans, directors’ remuneration and others.

Depreciation Expense

Depreciation consists of depreciation expense recorded on right-of-use assets with respect to our property leases, leasehold improvements, furniture and fittings and office equipment and software, over an item’s useful life.

Rental and Maintenance Expense

Rental and maintenance expense consists of the rent we pay for the use of office equipment, including computer equipment, short term and temporary workspace rental and other costs associated with the maintenance and upkeep of our offices.

Recruitment Expense

Recruitment expenses consists of the expenses related to our recruitment efforts, such as staff referral bonuses, job board subscriptions, placement fee paid to recruiters, contract buyouts paid to former employers of new employees and the costs paid for immigration and work permits, travel and temporary accommodations for expatriate employees.

Transportation and Travelling Expense

Transportation and travelling expense consists of airfare, transport, hotels and other travel allowances paid to our employees for short-term travel.

Telecommunication and Technology Expense

Telecommunication and technology expense consists of telephone, voice, fax and mobile communication costs, data communication costs, information technology supplies, internet connection costs, data network lines and outsourced information technology services.

Finance costs

Finance costs consist of interest on our bank loans and interest on lease liabilities for our property leases.

Other Operating Expense

Other operating expenses consist of advertising costs, cloud software subscription fees, various professional service fees, stamp levies, insurance expense, utilities expense, cleaning and security costs, printing and stationery, other miscellaneous office and establishment costs and gain or loss from foreign exchange movement.

Other Comprehensive Income

We recognize certain items that will not be reclassified to profit or loss on our consolidated statement of income. In particular, we recognize the remeasurement of retirement benefit obligations, which is the fair value of our retirement benefit obligations, which are adjusted on an annual basis to account for changes to the actuarial assumptions used to calculate such amounts, including the relevant mortality rate and future cash flow discount rate.

We also recognize the exchange differences on translation of foreign operations as part of our total comprehensive income, which reflects the currency effects of consolidating our foreign operations.

Results of Operations

The following table sets forth a summary of our consolidated results of operations, both actual amounts and as a percentage of revenues, for the years ended December 31, 2018 and 2019.

	For the Year Ended December 31,
	2019		2018
	S$	US$	S$
	(in thousands)
Revenue	330,265	245,386	181,233
Employee benefits expense	(189,912)	(141,104)	(109,373)
Depreciation expense	(24,599)	(18,277)	(12,908)
Rental and maintenance expense	(9,220)	(6,850)	(2,623)
Recruitment expense	(6,680)	(4,963)	(3,792)
Transport and travelling expense	(2,083)	(1,548)	(1,358)
Telecommunication and technology expense	(4,522)	(3,360)	(2,385)
Finance costs	(2,893)	(2,149)	(1,128)
Other operating expense	(10,478)	(7,785)	(6,872)
Interest income	465	345	268
Other operating income	717	533	546

Profit before income tax	81,060	60,228	41,608
Income tax expenses	(7,524)	(5,590)	(3,520)

Profit for the year	73,536	54,638	38,088
Other comprehensive income (loss)(1)	840	624	(71)

Total comprehensive income for the year	74,376	55,262	38,017

Basic and diluted earnings per share	294	218	141

Note:

(1)	Other comprehensive income (loss) includes remeasurement of retirement benefit obligation and exchange differences on translation of foreign operations.

Selected Quarterly Results of Operations

The following table sets forth our unaudited condensed consolidated quarterly results of operations for each of the three quarters from January 1, 2020 to September 30, 2020. You should read the following table in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. We have prepared this unaudited condensed consolidated quarterly financial data on the same basis as we have prepared our audited consolidated financial statements. The unaudited condensed consolidated quarterly financial data include all adjustments, consisting only of normal and recurring adjustments, that our management considers necessary for a fair statement of our financial position and results of operation for the quarters presented.

	For the Three Months Ended
	September 30, 2020	June 30, 2020	March 31, 2020
	S$	S$	S$
	(in thousands)
Revenue	105,269	103,074	106,206
Employee benefits expense	(62,955)	(62,765)	(63,402)
Depreciation expense	(8,519)	(8,094)	(7,539)
Rental and maintenance expense	(2,324)	(2,875)	(2,981)
Recruitment expense	(1,833)	(1,691)	(2,251)
Transport and travelling expense	(602)	(301)	(369)
Telecommunication and technology expense	(1,601)	(1,536)	(1,477)
Finance costs	(775)	(703)	(793)
Other operating expense	(2,613)	(8,179)	(873)
Interest income	180	121	124
Other operating income	1,664	3,503	363
Gain on disposal of subsidiary	—	—	731

Profit before income tax	25,891	20,554	27,739
Income tax expenses	(5,283)	(5,050)	(4,719)

Profit for the period	20,608	15,504	23,020
Other comprehensive income (loss)(1)	445	(400)	1,744

Total comprehensive income for the period	21,053	15,104	24,764

Basic and diluted earnings per share	82	62	92

Note:

(1)	Other comprehensive income (loss) includes remeasurement of retirement benefit obligation and exchange differences on translation of foreign operations.

Quarterly Trends

Our revenues and profitability have varied from quarter to quarter. Our revenues slightly decreased in the second quarter of 2020 due to decreased revenue from clients in the travel and hospitality sectors resulting from the decrease in travel associated with COVID-19, however this was partially offset by an increase in revenue from existing and newly acquired new economy and traditional blue-chip clients in the same quarter. Revenues from these existing and newly acquired new economy clients continued to grow in the third quarter of 2020, while revenues from clients in the travel and hospitality sectors began to stabilize in such quarter and, in some cases, recover. Our other operating expense increased in the second quarter primarily due to transaction costs associated with the offering as well as foreign currency losses arising from the effect of a weakened U.S. dollar on our U.S. dollar-denominated receivables. We also incurred expenses due to the loss of deposits associated with office space which we were planning on utilizing in the second quarter and subsequently decided not to occupy. Our other operating income increased in the second and third quarters of 2020 due to government grants we received in response to the COVID-19 pandemic.

Comparison of Years Ended December 31, 2018 and 2019

Revenue. Our revenues increased by 82.2% to S$330.3 million (US$245.4 million) for the year ended December 31, 2019 from S$181.2 million for the year ended December 31, 2018 primarily due to a 80.8% increase in revenues from providing omnichannel CX solutions, a 8.6% increase in revenue from providing sales and digital marketing service, as well as a 328.4% increase in revenues from providing content monitoring and moderation services. In each case, these increases were primarily driven by increased demand for services from existing clients.

•

Our revenues from providing omnichannel CX solutions increased by 80.8% to S$217.4 million (US$161.5 million) for the year ended December 31, 2019 from S$120.2 million for the year ended December 31, 2018 primarily due to increased revenues from two of our largest clients for key campaigns from our Singapore, Philippines and Malaysia offices, which on a combined basis, contributed to a 42.2% increase in revenues from 2018. This includes campaigns which commenced in the second half of 2018 and were in effect for a full year in 2019 with one of our largest clients, Furthermore, we also had increased revenues from one of our largest clients for services provided from our Japan and China delivery centers, which on a combined basis contributed to an 8.4% increase in revenue from 2018. In addition, we generated a 5.0% increase in revenues from 2018 from a new economy client that we onboarded from our Malaysia office in the second quarter of 2018, due to an increase in scale of the campaign, as well as the full year effect of providing services to this client.

•

Our revenues from providing sales and digital marketing services increased by 8.6% to S$46.8 million (US$34.8 million) for the year ended December 31, 2019 from S$43.1 million for the year ended December 31, 2018 primarily due to revenue generated from new campaigns (i) for an existing new economy client from our Japan office that commenced in December 2018 but that we scaled up through 2019; (ii) from our Malaysia office that commenced in the second quarter of 2019; and (iii) from our Beijing office in the second and third quarters of 2019. There were also campaigns that commenced in the first and third quarters of 2018 for the same new economy client from our Malaysia office and continued throughout the year in 2019. This new economy client contributed to a 21.7% increase in revenues from 2018.

•

Our revenues from providing content monitoring and moderation services increased by 328.4% to S$61.5 million (US$45.7 million) for the year ended December 31, 2019 from S$14.4 million in the year ended December 31, 2018, primarily due to the commencement of a content moderation campaign for one of our largest clients in the third quarter of 2018 from our Singapore and Thailand offices. The campaign subsequently became fully operational and significantly contributed to our revenue in 2019.

•

Our revenues from our other service fees increased by 29.7% to S$4.6 million (US$3.4 million) for the year ended December 31, 2019 from S$3.5 million for the year ended December 31, 2018 primarily due to an increase in revenue earned from new projects from our existing clients.

Employee Benefits Expense. Our employee benefits expense increased by 73.6% to S$189.9 million (US$141.1 million) for the year ended December 31, 2019 from S$109.4 million for the year ended December 31, 2018 primarily due to an increase in employee headcount. Our average number of employees in 2019 increased 66.4% from 2018. The larger rate of increase in employee benefits expense as compared to our average headcount was due to expansion of our existing campaigns and commencement of new campaigns from our existing new economy clients, which had language and skill requirements that required us to hire higher-wage employees. In addition, the full year effect with respect to employees of certain significant new campaigns that were launched in the third and fourth quarters of 2018 contributed to the increase in employee benefits expense for the year ended December 31, 2019.

Depreciation Expense. Our depreciation expense increased by 90.6% to S$24.6 million (US$18.3 million) for the year ended December 31, 2019 from S$12.9 million for the year ended December 31, 2018 due to increased depreciation on renovations and capital expenditure incurred to keep pace with our business volume growth, especially in Singapore, Malaysia, Philippines and Thailand. In addition, there was increased depreciation on right-of-use assets with respect to our property leases resulting from expansion of office space, especially in Thailand.

Rental and Maintenance Expense. Our rental and maintenance expenses increased by 251.5% to S$9.2 million (US$6.9 million) for the year ended December 31, 2019 from S$2.6 million for the year ended December 31, 2018 primarily due to increased physical co-working space required for our operations (for the establishment of our short term temporary workspace in Spain and Yokohama, Japan in 2019) as well as the technology equipment installations at these new premises.

Recruitment Expense. Our recruitment expense increased by 76.2% to S$6.7 million (US$5.0 million) for the year ended December 31, 2019 from S$3.8 million for the year ended December 31, 2018 primarily related to our rapid increase in employee headcount as our average number of employees in 2019 increased 66.4% from 2018. The increase in our recruitment expense was primarily due to increases in the number of our employees in China, Japan, the Philippines and Malaysia whom we hired to fulfill increased demand from our clients as we scaled up existing campaigns and commenced new campaigns.

Transport and Travelling Expense. Our transport and travelling expense increased by 53.4% to S$2.1 million (US$1.5 million) for the year ended December 31, 2019 from S$1.4 million for the year ended December 31, 2018 primarily related to the increase in our headcount and the expansion of our geographic footprint.

Telecommunication and Technology Expense. Our telecommunication and technology expense increased by 89.6% to S$4.5 million (US$3.4 million) for the year ended December 31, 2019 from S$2.4 million for the year ended December 31, 2018 primarily due to increased costs of telecommunications infrastructure as we expanded our business. In addition, our data usage significantly increased due to client preferences with respect to the retention of control of their customers’ information, which requires us to use more data to access customer information on our clients’ networks than if the customer information were stored on our own network.

Finance Costs. Our finance costs increased by 156.5% to S$2.9 million (US$2.1 million) for the year ended December 31, 2019 from S$1.1 million for the year ended December 31, 2018 primarily due to the increase in indebtedness in connection with bank loans as well as an increase in interest expense on lease liabilities.

Other Operating Expense. Our other operating expenses increased by 52.5% to S$10.5 million (US$7.8 million) for the year ended December 31, 2019 from S$6.9 million for the year ended December 31, 2018 primarily due to an increase in utilities and maintenance expenses as a result of our increase in office space, as well as realized and unrealized foreign exchange currency loss.

Other Operating Income. Our other operating income increased by 31.3% to S$0.7 million (US$0.5 million) for the year ended December 31, 2019 from S$0.5 million for the year ended December 31, 2018 due to an increase in government grant and credit scheme subsidies in Singapore.

Profit Before Income Tax. As a result of the foregoing, our profit before income tax increased by 94.8% to S$81.1 million (US$60.2 million) for the year ended December 31, 2019 from S$41.6 million for the year ended December 31, 2018.

Income Tax Expenses. Our income tax expenses increased by 113.8% to S$7.5 million (US$5.6 million) for the year ended December 31, 2019 from S$3.5 million for the year ended December 31, 2018. The rate of increase in income tax expenses was marginally higher than the 94.8% increase in profit before tax because of the larger contribution of taxable profit generated from our Singapore and Thailand offices, which were not entitled to tax incentives similar to those received by our offices in the Philippines and Malaysia over the same period.

Profit for the year. As a result of the foregoing, our profit for the year increased by 93.1% to S$73.5 million (US$54.6 million) for the year ended December 31, 2019 from S$38.1 million for the year ended December 31, 2018.

Other Comprehensive Income. Our other comprehensive income was S$0.8 million (US$0.6 million) in 2019, compared to minimal income in 2018, primarily due to effects of exchange rate differences on translation of foreign operations.

Total Comprehensive Income for the Year. As a result of the foregoing, our total comprehensive income for the year increased by 95.6% to S$74.4 million (US$55.3 million) for the year ended December 31, 2019 from S$38.0 million for the year ended December 31, 2018.

Key Financial and Operating Metrics

We regularly monitor a number of financial and operating metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions. Our financial and operating metrics may be calculated in a different manner than similarly titled metrics reported by other companies.

The following table sets forth our key financial and operating metrics as of and for the periods indicated.

	Year Ended December 31,
	2019	2018
Revenue (S$ thousands)	330,265	181,233
Profit for the year (S$ thousands)	73,536	38,088
EBITDA (S$ thousands)(1)	108,087	55,376
Number of clients(2)	38	36
Number of agents(2)	7,213	4,608
Revenue per agent (S$ thousands)(3)	54	49
Debt/EBITDA Ratio(1)	0.3	0.6

Notes:

(1)	EBITDA and Debt/EBITDA Ratio are non-IFRS financial measures. See “—Non-IFRS Financial Measures” for information regarding the limitations of using EBITDA as a financial measure.
(2)	As of the end of the year.
(3)

Revenue per agent is calculated as revenue for a period divided by the average of the number of agents at the end of each month during such period. We monitor our revenue per agent because we believe it measures our success in expanding our client relationships higher up the value chain. Our client contracts are mostly based on a fixed rate per FTE dedicated and assigned to the applicable campaign. Under our employee classification system, an FTE is classified as an "agent."

Non-IFRS Financial Measurements

EBITDA, EBITDA margin and Debt/EBITDA Ratio are non-IFRS financial measures. We monitor EBITDA and EBITDA margin because they assist us in comparing our operating performance on a consistent basis by removing the impact of items not directly resulting from our core operations. We define EBITDA as profit for the year before finance cost, interest income, income tax expense and depreciation expense, EBITDA margin as EBITDA as a percentage of revenue, Debt as bank loans and Debt/EBITDA Ratio as bank loans divided by EBITDA. EBITDA, EBITDA margin and Debt/EBITDA Ratio are not measures calculated in accordance with IFRS. As a result of our early adoption of IFRS 16 Leases, EBITDA and EBITDA margin disclosed may not be comparable to similarly titled measures reported by other companies as our calculation includes depreciation on the right-of-use assets and finance costs on lease liabilities. While we believe that EBITDA, EBITDA margin and

Debt/EBITDA Ratio provide useful information to investors in understanding and evaluating our results of operations in the same manner as our management, our use of EBITDA, EBITDA margin and Debt/EBITDA Ratio have limitations as analytical tools and you should not consider these in isolation or as a substitute for analysis of our results of operations or financial condition as reported under IFRS.

The following table presents a reconciliation of EBITDA to profit for the year and EBITDA margin to net profit margin, the most directly comparable financial measure calculated and presented in accordance with IFRS, for the periods indicated:

	For the Year Ended December 31,
	2019			2018
	S$	US$	Margin	S$	Margin
	(in thousands, except percentages)
Revenue	330,265	245,386	—	181,233	—
Profit for the year and net profit margin	73,536	54,638	22.2%	38,088	21.0%
Adjustments:
Depreciation expense	24,599	18,277	7.4%	12,908	7.1%
Income tax expenses	7,524	5,590	2.3%	3,520	2.0%
Finance cost	2,893	2,149	0.9%	1,128	0.6%
Interest income	(465)	(345)	(0.1)%	(268)	(0.1)%

EBITDA and EBITDA margin	108,087	80,309	32.7%	55,376	30.6%

Liquidity and Capital Resources

Capital Resources

Our primary sources of liquidity are cash flows generated from operating activities and borrowings under our credit facilities. For further details, see “Description of Certain Indebtedness.” As of December 31, 2019, we had S$35.9 million (US$26.7 million) of cash and cash equivalents, S$0.8 million (US$0.6 million) of fixed deposits and S$2.1 million (US$1.6 million) of pledged deposits out of which S$1.9 million (US$1.4 million) is used to secure the facilities described below.

Our cash needs are primarily for the funding of capital expenditures and working capital.

We incur capital expenditures primarily for the expansion of offices, including for fixtures and furnishings for both new offices and existing offices. During the years ended December 31, 2018 and 2019, we incurred capital expenditures of S$19.7 million and S$29.0 million, respectively, primarily for the expansion and renovations of our offices and the purchase of computers and software. We principally source the funds for our capital expenditures from internally generated cash from operations.

Our primary working capital requirements arise typically from the timing gap between our payroll-related obligations, office and equipment lease, statutory payments and contributions, bills for capital expenditures and the invoicing and collection of fee income from our clients.

We believe that our available cash and cash equivalents and cash flows expected to be generated from operations will be adequate to satisfy our current and planned operations for the next 12 months. Our ability to expand and grow our business in accordance with our current plans and to meet our long-term capital requirements will depend on many factors, including the rate, if any, at which our cash flows increase, and the availability of public and private debt and equity financing. To the extent we pursue one or more significant strategic acquisitions, we may incur debt or issue equity to finance any such acquisitions. If we issue equity securities in order to raise additional funds, substantial dilution to existing shareholders may occur. If we raise cash through the issuance of indebtedness, or the refinancing of our existing credit facilities, we may be subject to additional contractual restrictions on our business.

Cash Flows

The following table summarizes our cash flows for the years ended December 31, 2018 and 2019.

	For the Year Ended December 31,
	2019		2018
	S$	US$	S$
	(in thousands)
Net cash from operating activities	76,044	56,500	37,320
Net cash used in investing activities	(27,627)	(20,527)	(58,864)
Net cash (used in) from financing activities	(36,655)	(27,235)	27,320
Net increase in cash and cash equivalents	11,762	8,738	5,777
Effect of exchange rate changes on balance of cash held in foreign currencies	185	138	(71)
Cash and cash equivalents at the beginning of year	23,973	17,812	18,267

Cash and cash equivalents at the end of year	35,920	26,688	23,973

Net cash from operating activities

Net cash from operating activities in the year ended December 31, 2019 was S$76.0 million (US$56.5 million), primarily comprising profit before income tax of S$81.1 million (US$60.2 million), adjusted for non-cash items including depreciation expense of S$24.6 million (US$18.3 million); an increase in trade receivables of S$27.2 million (US$20.3 million) primarily due to an increase in our revenue, an increase in contract assets of S$7.7 million (US$5.7 million), consisting of unbilled invoices for services performed towards the end of the year, and an increase in other receivables of S$3.2 million (US$2.4 million) related to deposits paid to landlords and contracts for the lease and fit out of new office space and prepayment of professional fees, partially offset by an increase in other payables of S$9.8 million (US$7.3 million) primarily related to accrued employee benefit expense and accrued professional fees.

Net cash from operating activities in the year ended December 31, 2018 was S$37.3 million, primarily comprising profit before income tax of S$41.6 million, adjusted for non-cash items including depreciation expense of S$12.9 million; an increase in contract assets of S$10.4 million, consisting of unbilled receivables, an increase in trade receivables of S$7.1 million in line with our revenue growth; and an increase in other receivables of S$4.1 million related to deposits paid to landlords and contracts for the lease and fit out of new office space, partially offset by an increase in other payables of S$4.5 million primarily related to accrued employee benefit expense.

Net cash used in investing activities

Net cash used in investing activities in the year ended December 31, 2019 was S$27.6 million (US$20.5 million), consisting primarily of S$25.9 million (US$19.3 million) for the expansion of our office space, S$0.8 million (US$0.6 million) for investment in other financial assets and S$0.8 million (US$0.6 million) for an increase in fixed deposits, relating to our credit facility with OCBC.

Net cash used in investing activities in the year ended December 31, 2018 was S$58.9 million, consisting primarily of S$38.0 million related to acquisition of non-controlling interests of TDCX SG in 2018, S$19.0 million for the purchase of plant and equipment relating to the expansion of our office space and S$1.9 million for an increase in pledged deposits, relating to our credit facility with OCBC.

Net cash (used in)/from financing activities

Net cash used in financing activities in the year ended December 31, 2019 was S$36.7 million (US$27.2 million), primarily consisting of S$17.0 million (US$12.6 million) for dividends paid, S$10.5 million (US$7.8 million)

from the repayment of a loan to one of our directors, S$11.6 million (US$8.6 million) for repayment of lease obligations and S$6.1 million (US$4.5 million) related to the repayment of a bank loan, partially offset by S$10.0 million (US$7.4 million) in proceeds from the draw down of a bank loan.

Net cash from financing activities in the year ended December 31, 2018 was S$27.3 million, primarily consisting of S$30.4 million in proceeds from the draw down of a bank loan and a S$6.2 million from the draw down of a loan from one of our directors, partially offset by S$5.3 million for repayment of lease obligations and S$3.0 million for dividends paid.

Contractual Obligations

The following table sets forth our contractual obligations (including future interest payments) as of December 31, 2019.

	As of December 31, 2019
	Total	On demand within 1 year	2-3 years	3-5 years	More than 5 years
	S$	S$	S$	S$	S$
	(in thousands)
Lease commitments for leases of low-value assets	7,102	3,336	3,766	—	—
Lease liabilities	25,461	10,963	9,899	4,599	—
Capital commitments	704	704	—	—	—
Long-term debt(1)	34,421	34,421	—	—	—

Total	67,688	49,424	13,665	4,599	—

Note:

(1)

TDCX SG distributed dividends in excess of 50% of its net profit after tax, in respect of which we received a waiver on March 2, 2020. As a result, as of December 31, 2019, amounts outstanding under this loan are classified as a current liability in our consolidated statement of financial position. See “Description of Certain Material Indebtedness—OCBC Facility.”

Seasonality

We are not subject to any material fluctuations in our revenue and operating results due to seasonality.

Quantitative and Qualitative Disclosures About Market Risk

Credit Risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in us incurring a financial loss. Our credit risk is primarily attributable to our cash and cash equivalents, trade receivables, contract assets and other receivables. Cash and cash equivalents are placed with credit-worthy financial institutions with high credit ratings assigned by international credit-rating agencies and accordingly we believe credit risk for our cash and cash equivalents is limited. We have adopted procedures in connection with extending credit terms to clients that involve monitoring client credit risk. Credit evaluations are performed on clients requiring credit over a certain amount. Before accepting any new client, we carry out basic research on the background of the new client and assess the potential client’s credit quality and set credit limits by client. As of December 31, 2019, the net carrying amount of our trade receivables, contract assets and other receivables was S$55.3 million, S$26.5 million and S$8.4 million, respectively. We maintain allowances against receivables and contract assets. Credit losses and write-offs of accounts receivable balances have historically not been material to our consolidated financial results.

Foreign Currency Risk

We have operations in Singapore, Malaysia, Philippines, Thailand, China, Japan and Spain. Given that transactions occur in various foreign currencies, fluctuation in exchange rates of foreign currencies relative to the Singapore dollar may impact our consolidated financial statements.

The sensitivity analysis below includes only significant outstanding foreign currencies denominated monetary items. If the United States dollar strengthens/weakens by 5% against the relevant functional currencies, profit or loss will (decrease)/increase by:

	For the Year Ended December 31,
	2019	2018
	S$	S$
	(in thousands)
U.S. dollar	(1,475)	(1,175)

We also generally try to include foreign currency risk provisions when negotiating our master services agreements and/or statements of work that allow us to renegotiate our billing rates if the average of the relevant local currency fluctuates beyond a specified range compared to the average of our client’s specified currency. The contracted range is typically between +/- 1% and +/- 5%. These rate revisions take place periodically, usually at the time of contract.

Interest Rate Risk

Interest rate risk arises from the potential changes in interest rates that may have an adverse effect on us in the current reporting period and future years. As of December 31, 2019, our primary interest rate risk related to a floating rates interest credit facility based in the prevailing cost of capital by the lenders plus a margin between 1.25% to 3%. See “Description of Certain Indebtedness — 2019 Credit Facilities.” As of December 31, 2019, we did not have any other significant interest-bearing financial instruments with variable interest rates.

The sensitivity analysis below is based on the exposure to interest rates for non-derivative instruments at the end of the reporting period and, for floating rate instruments, the stipulated change taking place at the beginning of the financial year and being held constant throughout the reporting period. A 50 basis point increase or decrease represents management’s assessment of a reasonably possible change in interest rates. As of December 31, 2019, we estimate that a 50 basis point increase in interest rates would decrease our profit before tax by S$0.2 million annually.

Liquidity Risk

Liquidity risk is managed by matching the payment and receipt cycle. We aim to maintain sufficient cash and cash equivalents and internally generated cash flows to finance our operations. We minimize liquidity risk by keeping credit lines (including working capital borrowings) available. As of December 31, 2018 and 2019, our current assets exceeded our current liabilities by S$32.3 million and S$48.5 million, respectively. As of December 31, 2019, we have an undrawn advance facility of S$7.3 million with a financial institution.

Inflation

Inflationary factors such as increases in the cost of our services and overhead costs may adversely affect our operating results. Wage inflation in Singapore, the Philippines, Malaysia, Thailand and elsewhere, where we employ a significant number of employees, could also lead to payroll increases, which may adversely affect our results of operations. A high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of profit margin and operating expenses as a percentage of revenues if the selling prices of our services do not increase in line with increases in costs.

Off-Balance Sheet Commitments and Arrangements

Apart from an operating lease commitment for low value assets of S$7.1 million and capital commitment for acquisition of plant and equipment of S$0.7 million as of December 31, 2019, we have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any unconsolidated third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Critical Accounting Policies

The preparation of financial statements in conformity with IFRS requires our management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs, expenses and other comprehensive income that are reported and disclosed in the financial statements and accompanying notes. These estimates are based on management’s best knowledge of current events, historical experience, actions that we may undertake in the future and on various other assumptions that management believes to be reasonable under the circumstances.

An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact our consolidated financial statements. Some of our accounting policies require higher degrees of judgment than others in their application.

We consider the policies discussed below to be critical to an understanding of our consolidated financial statements as their application places significant demands on the judgment of our management. You should read the following descriptions of critical accounting policies, judgments and estimates in conjunction with our consolidated financial statements and the notes thereto and other disclosures included in this prospectus. For more information on our policies with respect to financial assets and financial liabilities, see Note 3 of our Consolidated Financial Statements.

Revenue Recognition

We measure our revenue based on the consideration specified in a client contract and statement of work with a client. Revenue is measured based on the consideration specified in a contract with a client and recognized as and when control of a service is transferred to a client. We primarily enter into master service agreements, with our clients, which provide a framework for services and statements of work. These statements of work define the scope, timing, pricing terms and performance obligations for each individual campaign under the respective master service agreements. Our contracts with our clients have both fixed and variable components. The agreements typically specify a fixed rate per FTE that comes with either a variable price component or fee deduction that is based on meeting (or the failure to meet) certain key performance indicators. Based on the transaction price as set up in the agreement for each performance obligation, we will invoice our clients on a monthly basis as each performance obligation is satisfied after adjusting for fee deduction based on whether the Company meets (or the failure to meet) certain key performance indicators (where applicable) during that month. In general, we invoice our clients within five to 30 days from end of the month and receive payment within 30 to 90 days from the invoice dates. Revenues from omnichannel CX solutions, sales and digital marketing, content monitoring and moderation, and workspace and payroll services are recognized over time when the performance obligation under our client agreements and statements of work, are satisfied. Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable. A contract asset is recorded when revenue is recognized prior to invoicing and a contract liability is recorded when the Company invoices the clients prior to satisfying the performance obligations. Our contracts do not include a significant financing component.

The Company incurs certain costs such as personnel and travel costs, hiring and training employees and capital expenditures incurred in infrastructure, renovation and leases of office space which are incidental to its contracts with clients. IFRS 15 requires an entity to recognize an asset from the costs incurred to fulfil a contract with a client if the costs are not within the scope of another IFRS standard, and only if those costs meet all the following criteria:

•	the costs relate directly to a contract or to an anticipated contract that the Company can specifically identify;

•	the costs generate or enhance resources of the Company that will be used in satisfying (or in continuing to satisfy) performance obligations in the future; and

•	the costs are expected to be recovered.

The Company recognizes costs as expenses as they are incurred when they relate to personnel and travelling, hiring and training employees when they do not meet the criteria above. In cases where the start-up costs to fulfil a contract include capital expenditures in infrastructure, renovation and leases of offices space, those costs are recorded based on the guidance included in IAS 16 Property Plant and Equipment and IFRS 16 Leases.

Income Tax

Our income tax expense represents the sum of the tax currently payable and deferred tax. Our tax currently payable is based on taxable profit for the year or period. Taxable profit differs from profit as reported in the consolidated statement of profit or loss and other comprehensive income because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are not taxable or tax deductible. Our liability for current tax is calculated using tax rates (and tax laws) that have been enacted or substantively enacted in countries where we operate by the end of the reporting period.

Our deferred tax is recognized on the differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, except where we are able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realized based on the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which we expect, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and we intend to settle its current tax assets and liabilities on a net basis.

Current tax and deferred tax are recognized as an expense or income in profit or loss.

Leases

We lease the premises where we operate our business. We assess whether a contract is or contains a lease, at inception of the contract. We recognize a right-of-use asset and a corresponding lease liability with respect to all lease arrangements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets (such as tablets and personal computers, small items of office furniture and telephones). For these leases, we recognize the lease payments as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.

Our lease liability is initially measured as the present value of the lease payments that are not paid at the commencement date. The lease payment shall be discounted using the interest rate implicit in the lease, as the interest rate implicit in the lease are not readily determined, we use the incremental borrowing rate. Our incremental borrowing rate is determined based on interest rate of our bank loan if we would have to pay to borrow over a similar term and with a similar security the funds necessary to obtain an asset of a similar value of the right-of-use asset in a similar economic environment.

Lease payments included in the measurement of the lease liability comprise:

•	fixed lease payments (including in-substance fixed payments), less any lease incentives receivable;

•	the amount expected to be payable by the lessee under residual value guarantees;

•	the exercise price of purchase options, if the lessee is reasonably certain to exercise the options; and

•	payments of penalties for terminating the lease, if the lease term reflects the exercise of an option to terminate the lease.

The lease liability is presented as a separate line in the consolidated statement of financial position. The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made. We remeasure the lease liability (and makes a corresponding adjustment to the related right-of-use asset) whenever:

•

the lease term has changed or there is a significant event or change in circumstances resulting in a change in the assessment of exercise of a purchase option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate.

•

the lease payments change due to changes in an index or rate or a change in expected payment under a guaranteed residual value, in which cases the lease liability is remeasured by discounting the revised lease payments using an unchanged discount rate (unless the lease payments change is due to a change in a floating interest rate, in which case a revised discount rate is used).

•

a lease contract is modified and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured based on the lease term of the modified lease by discounting the revised lease payments using a revised discount rate at the effective date of the modification.

The right-of-use assets comprise the initial measurement of the corresponding lease liability, lease payments made at or before the commencement day, less any lease incentives received and any initial direct costs. They are subsequently measured at cost less accumulated depreciation and impairment losses.

Whenever we incur an obligation for costs to dismantle and remove a leased asset, restore the site on which it is located or restore the underlying asset to the condition required by the terms and conditions of the lease, a provision is recognized and measured under IAS 37 Provisions, Contingent Liabilities and Contingent Assets to the extent that the costs relate to a right-of-use asset, unless those costs are incurred to produce inventories.

Right-of-use assets are depreciated over the shorter period of lease term and useful life of the underlying asset. If a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects that we expect to exercise a purchase option, the related right-of-use asset is depreciated over the useful life of the underlying asset. The depreciation starts at the commencement date of the lease.

The right-of-use assets are presented as a separate line in the consolidated statement of financial position.

We apply IAS 36 Impairment of Assets to determine whether a right-of-use asset is impaired and accounts for any identified impairment loss as described in the ‘Plant and Equipment’ policy. For the years ended December 31, 2018 and 2019, we did not identify any indicators for impairment.

Internal control over financial reporting

Our internal controls relating to financial reporting have not kept pace with the expansion of our business. Our financial reporting function and system of internal controls are less developed in certain respects than those of similar companies and may not provide our management with as much or as accurate or timely information. The Public Company Accounting Oversight Board, or PCAOB, has defined a material weakness as “a deficiency, or a combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim statements will not be prevented or detected on a timely basis.”

In the course of auditing our consolidated financial statements as of December 31, 2018 and 2019 and for the years ended December 31, 2018 and 2019, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting as of December 31, 2018 and 2019, in accordance with the standards established by the Public Company Accounting Oversight Board of the United States. The material weaknesses identified related to (i) inappropriate segregation on several control processes, which includes the review and approval of journal accounting entries and (ii) lack of adequate controls over access rights to several IT systems, which includes excessive and conflicting rights granted to several accounting personnel. See “Risk Factors—Risks Related to our Business and Industry—If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.”

As a result of the foregoing, we developed several key remedial and improvement measures to strengthen our accounting operations and financial reporting functions. The measures that we are implementing include:

•	Removing excessive and conflicting rights granted in our IT systems and in some cases where access is required, compensating controls are being put in place;

•

Implementing the segregation of duties and/or controls with respect to payroll and procurement processes and review of the controls in the area of finance, human resource and operations to ensure appropriate segregations are in place;

•	Where applicable, hired additional competent and qualified finance personnel to ensure required segregation of duties can be implemented;

•	Implementing enhanced and robust user access rights to critical systems to minimize the exposure to conflicts of interest and/or the circumvention of approvals;

•	Implementing a financial reporting platform and system that is planned to be integrated with the financial operational system; and

•

Setting up an internal audit function to carry out audits and reviewing the internal accounting controls, processes and business practices within financial operations of the Company and its subsidiaries.

We intend to remediate these material weaknesses in our internal control over financial reporting by the end of the first full calendar year after the completion of this offering. However, while we currently intend to continue implementing these measures, we cannot assure you that we will be able to continue implementing these measures in the future within such timeline or at all, or that we will not identify additional material weaknesses in the future.

We will continue to implement measures to remediate our internal control deficiencies in order to meet the deadline imposed by Section 404 of the Sarbanes Oxley Act. We may incur significant costs in the implementation of such measures. However, the implementation of these measures may not fully address the deficiencies in our internal control over financial reporting. See “Risk Factors—Risks Related to Our Business and Industry—If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.”

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting.

Recently Issued Accounting Pronouncements

For a description of recently issued accounting pronouncements that may potentially impact our financial position, results of operations or cash flows, see Note 2 to our audited consolidated financial statements included elsewhere in this prospectus.

HISTORY AND CORPORATE STRUCTURE

Our history originates with the founding of Teledirect Pte Ltd by our Executive Chairman and Chief Executive Officer, Laurent Bernard Marie Junique in 1995 in Singapore. Teledirect Pte Ltd provided telemarketing and traditional customer services.

In 1997, WPP Singapore Pte Ltd, part of the WPP plc group, a London public company which is a provider of communications and advertising services globally, invested in Teledirect Pte Ltd by acquiring 40% of its shares.

In 1999, Oasix Pte Ltd was incorporated as a private company limited by shares under the Companies Act, Chapter 50 of Singapore. On May 17, 2001, Oasix Pte Ltd changed its name to Agorae Pte Ltd. In September 2018, Agorae Pte Ltd acquired the 40% of issued share capital of Teledirect Pte Ltd held by WPP Singapore Pte Ltd. In January 2019, our Founder reduced his 60% equity interest in Teledirect Pte Ltd through a cancellation of his shares in Teledirect Pte Ltd and Teledirect Pte Ltd became a wholly-owned subsidiary of Agorae Pte Ltd. On December 3, 2019, Agorae Pte Ltd changed its name to TDCX Holdings Pte. Ltd. On December 4, 2019, Teledirect Pte Ltd changed its name to TDCX (SG) Pte. Ltd.

On January 6, 2020, we were incorporated as an exempted company in the Cayman Islands to act as the holding company for our subsidiaries.

We operate our business through a number of direct and indirect subsidiaries. As of the date of this prospectus, we have subsidiaries in Singapore, the Philippines, Malaysia, Thailand, China, Japan, Spain, India and Colombia.

The chart below sets out our corporate structure as of the date of this prospectus:

Notes:

(1)

Represents shareholder voting percentage. See “Risk Factors—Risks Related to Our Business and Industry—Our subsidiaries in Thailand are subject to restrictions on foreign ownership of their shares under Thai Law.”

(2)	Dormant entity.

Our registered office is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our principal executive offices are located at 750D Chai Chee Road, #06-01/06 ESR BizPark @ Chai Chee, Singapore, Singapore 469004. Our telephone number at this location is (65) 6309-1688. Our principal website address is www.tdcx.com. The information contained on our website does not form part of this prospectus.

INDUSTRY OVERVIEW

The Outsourced Services Market

Outsourcing is the process of hiring a third party service provider to manage IT and business processes. This enables an organization to focus on its main business operations and function. There are three major categories of outsourcing services:

Information & Technology Outsourcing, or ITO: Providing transactional-type IT and IT-related functions such as data center hosting, managed services, disaster recovery and business continuity, software development, application maintenance services, and technology and consulting services.

Knowledge Process Outsourcing, or KPO: Providing specialized and complex knowledge services for internal and external parties that could be outsourced, offshored or centralized to enhance a company’s competitive advantage in terms of costs and economies of scale. Examples of KPO services include legal services, engineering R&D, pharmaceutical R&D, market and consulting research, data analysis, and taxation support.

Business Support Services, or BSS: Involves the contracting of operations and responsibilities of specific business functions (or processes) such as payroll, customer service, accounting and data recording to a third-party service provider.

Key BSS market segments and business functions:

Market share of outsourced BSS industry

Within the outsourced BSS industry, CX services market is expected to become the largest segment in 2025E with 29.4% of the market share driven by the growing demand for customer experience center and services from new economy, banking and financial services industry, telecommunications, retail, and government verticals.

Outsourced BSS Market Size by Segment, Southeast Asia, 2020 and 2025E

Source: Frost & Sullivan.

Note:	Market sizing is based on delivery locations hence both domestic and offshore data is taken into consideration. 2020 numbers are based on estimation and may be subjected to update.

BSS providers may also specialize in one or more specific customer industry verticals:

Key customer industry verticals
• Banking & Financial Services	• Travel & Transportation

• Insurance	• Healthcare

• Manufacturing	• Pharmaceutical

• Telecommunications	• Retail & Wholesale

• Energy and Utility

Key trends in the BSS industry

Globally, the BSS industry is continuing to evolve beyond resource expansion and cost arbitrage solutions. The industry is now focused on driving business outcomes and creating value for customers. Enterprises are looking to BSS providers to drive growth by streamlining their operations, reducing costs, improving customer centricity, maintaining compliance and regulatory policies, identifying new areas of growth, improving profitability, and providing advanced analytical capabilities and technical expertise.

While the adoption of technology in the BSS industry has enabled the automation of simpler tasks, there remains a significant portion of higher value-added workstreams that remain dependent on human expertise. In today’s consumer-centric marketplace, businesses are dealing with customers who demand more personalized, relevant, and engaging experiences. For example, content moderation is used to strengthen cultural affinity, customer experience, and customer loyalty, and with the increasing complexity of the work and the rising regulatory oversight requirements, the need for human expertise will continue to grow significantly both in content moderation as well as other BSS verticals.

BSS providers are also diversifying their geographic coverage to focus on emerging markets in Southeast Asia, Eastern Europe, and Latin America. In the Asia Pacific region, India, China, and the Philippines, followed by

Malaysia are strong market contenders. These countries provide a multilingual and multicultural workforce, a significant existing shared services presence, an experienced talent pool, and proven expertise supported by various government incentives.

Outsourced BSS industry size

Outsourcing is becoming one of the approaches companies use to navigate the challenging competitive environment. Companies that preferred to keep the bulk of their core operations in-house are now starting to see the advantages of outsourcing. Additionally, as companies struggle to manage their legacy systems in-house, they are looking to transform their business processes through partnerships with outsourcing service providers. These key factors are expected to drive the growth of outsourced BSS globally at a CAGR of 4.2% from 2016 to 2025E, and in Southeast Asia at a CAGR of 5.3% over the same period.

Market Size of Outsourced BSS in the Traditional and New Economy Industries, Global, 2016-2025E

Source: Frost & Sullivan.

Note:	Market sizing is based on delivery locations, with markets served including all major global end markets 2020 numbers are based on estimation and may be subjected to update.

Customer Experience services industry

A subset of the BSS industry, the CX services industry involves customer services (in-bound) from help-desk and general enquiries, to more complicated tasks such as CRM management, selling, marketing, lead generation, presales/ post sales assistance, content moderation, and cross selling services (out-bound).

Dynamics of the CX Services Industry:

•	An increased focus on CX is driving enterprises to outsource their CX services to leverage third party provider capabilities and expertise.

•	The outsourced CX market has evolved to include key strategic elements beyond the traditional contact centers such as CX consulting and digital CX services.

•

Enterprise buyer expectations have evolved, as buyers increasingly look to partnering with service providers who embrace customer-centricity and proactively talk about the application of innovative solutions such as CX consulting, omnichannel platforms, automation, and analytics in CX centers.

•	Customer care services are delivered through multiple channels including traditional channels such as the telephone and new channels such as chat and social media.

•

Customer expectations are rapidly changing with ready access to information, influence of online experiences and adoption of new technologies. This forces organizations to develop new interactive models that deliver deeper personalized service and improved customer care, with CX services at the forefront of this trend. Some of the relevant technologies being implemented include cognitive artificial intelligence (AI), real-time analytics and chat bots to improve business processes, with the use cases to (i) automate repetitive tasks, (ii) enhance predictive analytics and (iii) provide better contextualization for agents to provide better customer experiences.

•

In addition, the growing impetus for modernizing the customer experience to maintain competitive differentiation, rising usage for non-voice channels in addition to other channels of communication, and building of efficient customer experience centers through the use of machine learning and AI technologies are driving the demand for CX services in the new economy industry.

Key drivers of growth in the CX services industry

Investment in digital transformation initiatives

•

The penetration of outsourced business support services in the traditional economy continues to steadily gain traction as companies expand the scope of the business functions they outsource, particularly as it relates to their digital transformation journey.

•

Customer interactions are no longer standalone activities, as customers are demanding a more comprehensive and consistent experience. Within digital transformation initiatives, building a differentiated CX through channel integration and contextual responses will be the leading requirement for CX-centered innovations.

•	BSS and CX services are transforming organizational processes by enabling new technologies such as automation and analytics.

Achieving operational excellence

•

Enterprises outsource their business processes to not only streamline operations and lower costs but also to have greater efficiencies from predictive analytics, customized solutions, and collaborative engagements. Enterprises will look to service providers to achieve operational excellence and process efficiencies through intelligent automation, advanced analytics, and alternate delivery models like business process as a service.

Focusing on core business activities

•

Setting up and operating in-house CX centers can be difficult and time-consuming. By outsourcing CX centers, businesses can focus on their products, day-to-day operations, and business plans, without having to worry about customer service and experience.

Providing better customer support

•

Customers have more options than ever before; by taking a proactive approach, providing 24/7 support service, and using multiple communication channels, enterprises can provide better services for their customers and increase customer satisfaction.

•

Additionally, enterprises are able to provide better products and services to customers with a greater understanding of consumer behavior and feedback through analysis of customer interactions and needs.

Outsourced CX services industry size

Organizations in the traditional economy are going through a digital transformation and are rethinking the way business is done. Customer-centric organizations are embracing the pivotal role outsourcers play in elevating customer experience. Building a differentiated CX through channel integration and contextual responses, implementation of a chatbot or conversational AI, and leveraging analytics for prediction and AI, will be the leading requirements for organizations looking to outsource their CX operations. Organizations in the new economy industries are partnering with outsourcing CX providers to remain agile to disrupt their competition while creating a differentiated CX and providing end-to-end customer engagement to set them apart from competitors.

Impact of COVID-19 pandemic on CX services

CX is gaining prominence due to the unexpected challenges brought on by the COVID-19 pandemic. Efficient customer service is more crucial than ever as a positive interaction with a company can create a lasting impact on brand loyalty. The speed at which the COVID-19 pandemic spread has severely affected people, businesses, and economies and has had varying impacts on different verticals. For instance, the airlines, hospitality, and tourism industries were adversely impacted while the eCommerce and healthcare industries witnessed significant growth.

The challenges brought on by the pandemic have also encouraged CX centers to innovate and embrace digital technologies to deliver consistent customer service. Reducing employee presence at work places, utilizing work at home agents (WAHA), and transferring operations to other less affected locations were some of the immediate measures taken to ensure business continuity. Organizations have had to adjust to new ways of functioning as many agents were relocated to work-from-home. This required businesses to deploy new technologies to handle increased call volumes and prioritize tickets and ensure data privacy and security.

The COVID-19 pandemic has expedited digital transformation investments in self-service tools, chatbot, cloud solutions, and rightshoring CX services. Service providers with skilled agents (both onshore and offshore), best-in-class technology, delivery models including on-premises and cloud, and digital transformation consulting competencies were able to deliver on the changes brought on by the pandemic quickly.

Impact of 5G technology on CX services

The new generation of 5G wireless technology promises to change how people use the internet through lightning-fast connection speeds, lower latency, and the ability to connect one million devices per square kilometer. This increased reliability, performance and efficiency is considered to be a massive advantage to companies that have to meet ever-changing customer expectations. This would also add to the proliferation of other technologies, including Internet of Things (IoT), augmented reality (AR) and virtual reality (VR), big data, and cloud computing. 5G is expected to bring about the following changes to CX services:

•

Heightened consumer expectations: With improved reliability, performance and efficiency arising due to 5G, customers will develop new expectations from their brand interactions, and companies need to understand the need for speed and seamless mobile transactions to respond to customers’ feedback in real-time.

•

Widespread access to video support: With lower latency and faster network speeds, CX representatives can troubleshoot technical issues through screen-sharing and video chat to provide a more efficient customer service which is a critical part of the overall customer experience. This can also potentially reduce the number of product returns or in-home technician visits.

•

Increased number of smart devices and ability to troubleshoot via self-service: 5G will supercharge the growth of the IoT and smart devices market and allow for better at-home troubleshooting. For instance, sensors in appliances could allow companies to schedule for servicing and to guide customers through simple troubleshooting steps.

•

Proliferation of AR/VR capabilities: Using 5G’s high speed and processing power, there will be a greater widespread use of AR/VR technology in the public domain. This can be used to boost interest in emerging concepts like virtual stores or an augmented reality on how a certain product will look like at home in real time. Customers will also use AR/VR to interact with chatbots and human agents alike for everything from shopping to technical support.

•

Higher big data processing power: 5G increases the volume of data that companies can collect to identify customer patterns and personalize CX. Based on greater convergence of IoT and customer data profiles, companies can harness the big data available and develop better customer support trends and develop in-store personalization.

Market Size of Outsourced CX Services in the Traditional and New Economy Industries, Global, 2016-2025E

Source: Frost & Sullivan.

Note:	Market sizing is based on delivery locations, with markets served including all major global end markets 2020 numbers are based on estimation and may be subjected to update.

Rise of the internet and New Economy and its Implications for the BSS and CX industries

Both regionally and globally, the rise of the internet and the connected New Economy has been a significant growth driver behind the BSS and CX industries in the past three to five years. The following points provide an overview of the key drivers behind the growth in internet and New Economy.

Increased adoption of internet and mobile usage transforming consumer behavior:

•

Internet and mobile usage has fundamentally changed consumer behavior driving the unprecedented growth of the New Economy industry. Users communicate, entertain themselves, and learn new skills using mobile phones. Increasingly, they also buy products, plan trips, and order food online.

Growth in global urbanization rates is driving an increased adoption of the internet, and therefore resulting in greater consumer inclusion within the New Economy:

•	Growth in the urban population is driven by an overall population increase and by the upward shift in the percentage living in urban areas.

•

The United Nations estimates that the urban population in Southeast Asia will increase from 59.2% in 2015 to approximately 63.9% by 2024. This in turn will drive improved standard of living, higher productivity, higher wages, and higher purchasing capacity.

Changing demographics, particularly in Southeast Asia, to a larger youth population resulting in a shift in how consumers buy their products and spend their money:

•	The youth population, aged 15-29 years, is expected to increase from 138.5 million in 2015 to 141.8 million in 2024.

•

This youth population grew up with devices that allowed them to communicate with their friends and family, work on school projects, entertain themselves with games, videos and music, and discover information that aids them in their studies. As a result of their familiarity and reliance on technology and a connected experience, the youth population has become a natural and growing part of the New Economy.

To this end, the youth, urban, middle class, and affluent consumers are more digitally engaged further propelling the New Economy era.

The ‘New Economy’

The New Economy refers to high growth industries that are on the cutting edge of technology and are the driving forces of economic growth.

The industry is seen as an evolution of the existing traditional economy aided by technology advancements and innovation. New Economy companies involved in technology, such as Alibaba, Amazon, Apple, Google (Alphabet), Facebook, Tencent, Microsoft and Tesla, have overtaken many other companies in terms of market capitalization.

Rise of New Economy companies

Top 10 largest companies by market capitalization globally, December 2020

Rank	Name	Market capitalization (US$bn)
1	Apple	2,260
2	Saudi Aramco	1,870
3	Microsoft	1,680
4	Amazon	1,630
5	Alphabet	1,190
6	Facebook	778
7	Tencent	698
8	Tesla	669
9	Alibaba	630
10	Berkshire Hathaway	544

Total		11,948
Total market capitalization of New Economy companies		9,534
New Economy companies as % of top 10		79.8%

	New Economy companies

Source: Bloomberg.

Top 10 largest companies by market capitalization globally, December 2015

Rank	Name	Market capitalization (US$bn)
1	Apple	587
2	Alphabet	528
3	Microsoft	443
4	Berkshire Hathaway	325
5	Exxon Mobil	325
6	Amazon	317
7	Facebook	296
8	General Electric	294
9	Johnson & Johnson	284
10	Wells Fargo	278

Total		3,677
Total market capitalization of New Economy companies		2,171
New Economy companies as % of top 10		59.0%

Source: Bloomberg.

Top 10 largest companies by market capitalization globally, December 2010

Rank	Name	Market capitalization (US$bn)
1	Exon Mobil	369
2	PetroChina	303
3	Apple	296
4	BHP Billiton	243
5	Microsoft	239
6	Industrial & Commercial Bank of China	233
7	Petrobras	229
8	China Construction Bank	222
9	Royal Dutch Shell	208
10	Nestle	203

Total		2,545
Total market capitalization of New Economy companies		535
New Economy companies as % of top 10		21.0%

Source: Bloomberg.

E-commerce

The E-commerce market is experiencing a burst of demand as a result of the rapid adoption and the fundamental shifts in consumer behavior. Consumers today purchase a wide range of items online, ranging from big ticket items to lower-cost but more frequent purchase items such as groceries, personal care, and apparel. This trend has seen a number of players in Southeast Asia emerge as e-commerce unicorns: Bukalapak, Lazada, Shopee, and Tokopedia.

Market Size of Retail Sales, Global, Southeast Asia, China, Japan and Europe, 2016-2025E

Source: Frost & Sullivan.

Note:	2020 numbers are based on estimation and may be subjected to update.

Market Size of Retail E-commerce Sales, Global, Southeast Asia, China, Japan and Europe, 2016-2025E

Source: Frost & Sullivan.

Note:	2020 numbers are based on estimation and may be subjected to update.

Online marketplaces have become extremely popular among product vendors, marketers, and consumers for selling, advertising, and shopping, respectively. The global retail e-commerce sales market amounted to US$1.8 trillion in 2016 and increased to US$3.4 trillion in 2020 with a CAGR of 18.2%. It is further expected to increase from US$3.9 trillion in 2021 to US$6.7 trillion in 2025, at a CAGR of 14.5%.

Digital Advertising

The digital advertising format includes e-mail advertising, social media advertising, search engine advertising, and mobile advertising. AdTech companies such as AdAsia, Nugit, CtrlShift, and AdEasy are all seeing a boost in funding.

Market Size of Advertising Spend, Global, Southeast Asia, China, Japan and Europe, 2016-2025E

Source: Frost & Sullivan.

Note:	2020 numbers are based on estimation and may be subjected to update.

Market Size of Digital Advertising Spend, Global, Southeast Asia, China, Japan and Europe, 2016-2025E

Source: Frost & Sullivan.

Note:	2020 numbers are based on estimation and may be subjected to update.

Digital advertising spend, particularly through the mobile platform, is expected to surge as advertisers are looking to increasingly capitalize on the changing consumer patterns of prolonged mobile phone usage to reach out to more target customers at a lesser cost. The growing mobile and internet penetration, particularly the use of smartphones, has resulted in a significant increase in online advertising and digital marketing spend.

The Sharing Economy

The Sharing Economy is a model defined as a peer-to-peer (P2P) based activity of acquiring, providing, or sharing access to goods and services that is often facilitated by a community based online platform connecting buyers and sellers.

Market Size of Sharing Economy Sector (by Transaction Value), Global, Southeast Asia, China, Japan and Europe, 2016-2025E

Source: Frost & Sullivan.

Note:	2020 numbers are based on estimation and may be subjected to update.

Market Size of Selected Traditional & Sharing Economy Markets (by Transaction Value), Global, 2016-2025E

Source: Frost & Sullivan.

Note:	2020 numbers are based on estimation and may be subjected to update.

Consumers are showing a robust appetite for the sharing-based services ranging from daily commuting to renting workspaces or booking places to stay during travel or holidays. By 2025, the global Sharing Economy is expected to contribute approximately 20% of the total sharing and traditional rental economy, led by China with more than 40% sharing economy penetration.

Key components of the Sharing Economy:

Accommodation sharing platforms

Accommodation sharing platforms connect homeowners with users who need a place to stay when they are travelling or renting for a short period of time via an online platform. Such companies include Airbnb, HomeAway, FlipKey, VRBO and HomeExchange.

The sharing accommodation market refers to the transactional value generated from such online short-term rental platforms. High internet penetration and excellent living experiences led the global sharing accommodation market size to grow during 2016 to 2019. In 2020, global travel demand declined significantly due to the pandemic crisis, causing the sharing accommodation market size to shrink to US$27.6 billion (CAGR of -1.7% from 2016 to 2020). This market is further expected to reach US$88.5 billion by 2025, growing at a CAGR of 18.4% between 2021 and 2025.

The sharing accommodation market in Southeast Asia is forecast to reach US$1.4 billion in 2025, growing at a CAGR of 23.6% between 2021 and 2025. Overall the sharing accommodation market will continue to grow at a faster pace than the traditional rental economy during the economy recovery period, with family travel and the millennial travelers being the key drivers.

Sharing transportation platforms

Sharing transportation platforms primarily refer to online ride hailing companies, which mobilize passenger vehicles to provide a more convenient and efficient transportation choice for users via an online platform.

Rapid and successful commercialization of this ridesharing concept has not only nurtured new businesses such as Uber, Lyft, Grab, Gojek, Bolt, and DiDi, but has also brought a booming growth during 2016 to 2019. In 2020, travelling and commuting demand decreased due to the lockdown measures taken by governments worldwide and efforts by individuals to self-quarantine to control the pandemic spread, which led to the market shrinking to US$106.4 billion (CAGR of 11.9% from 2016 to 2020). Global sharing transportation is expected to further reach US$274.8 billion by 2025, growing at a CAGR of 15.4% between 2021 and 2025. This will be driven by improvements in internet penetration and mobile connectivity, increased usage, higher demand and value-add services.

Southeast Asia represents a substantial and viable market for ridesharing platform enterprises. The ridesharing industry in Southeast Asia is forecast to reach US$22.1 billion in 2025, growing at a CAGR of 18.0% between 2021 and 2025.

Sharing workspace platforms

Sharing workspace platforms primarily refers to co-working space rentals. Co-working space operators operate and lease a workspace which multiple lessees share, creating a community in the workspace. Examples of such platforms include WeWork, Kr Space, Regus, Nextdoor, and ReWork.

The global sharing workspace market was US$31.0 billion in 2020, and will grow at a CAGR of 26.6% from 2021 to 2025 to US$115.7 billion by 2025. This will be driven by an increased market demand from SMEs, startups, IT companies, and freelancers, as well as more revenues from value-add services provided.

The sharing workspace platform is expanding rapidly in Southeast Asia due to its tech-savvy population and the growing number of small enterprises and startups seeking non-traditional office structures. The sharing workspace market in Southeast Asia is still in the nascent stage, approximately US$1.1 billion in 2020, and is forecast to reach US$4.7 billion in 2025, growing at a CAGR of 30.9% between 2021 and 2025.

Online gaming

Online games are video games that are either partially or primarily played through the internet or any other computer network available. Online game can be categorized into three types, namely PC client games, PC web games, and mobile games.

Driven by the development of internet infrastructure and the increasing number of global game players, the global online gaming market has experienced solid growth in the past few years, reaching US$126.7 billion revenue in 2020, representing a CAGR of 15.6% from 2016 to 2020.

The online gaming market in Southeast Asia has experienced rapid growth in the past few years, with the market size having reached US$4.9 billion in 2020, representing a CAGR of 28.3% from 2016 to 2020, which was mainly driven by the continuous increasing penetration rate of smartphones and accessibility to internet. The Southeast Asia market is expected to reach US$8.3 billion by 2025, growing at a CAGR of 9.9% between 2021 and 2025.

Fintech

Fintech refers to utilizing advanced technologies, such as Artificial Intelligence (AI), blockchain, cloud computing, big data analytics and IoT in financial industry, to increase the efficiency in financial risk management, lower marketing cost of financial products, reduce homogeneous competition among financial institutions, recommend valuable suggestions to investors and provide conveniences to people’s daily life (e.g. digital payment).

The rapid development of the global financial industry led to a booming growth rate of the Fintech market from 2016 to 2019. However, in 2020, the growth of the Fintech market slowed down due to a decrease in consumption and borrowings as a result of the impact on the global economy caused by the pandemic crisis. The Fintech market was US$163.8 billion in 2020 and is expected to grow to US$491.8 billion in 2025, at a rate of 22.4% from 2021 to 2025, driven by more applications to be implemented in financial industry.

The Fintech market in Southeast Asia has witnessed rapid growth, as countries such as Singapore with an advanced financial infrastructure and system are preferred by investors and entrepreneurs to develop Fintech. Moreover, changes in people’s consumption behavior such as cashless payment and online shopping has further driven the Fintech market development. The market is expected to grow at CAGR of 31.6% during 2021 to 2025, reaching US$3.0 billion.

Outsourced BSS industry growth—Traditional vs New Economy clients

Outsourced BSS industry size for Traditional and New Economy industries

The Traditional Economy industries are the largest segment of the outsourced BSS market. Traditional Economy clients utilize outsourced BSS to improve their operating cost efficiency and leverage the operational expertise of specialized outsourced BSS providers to deliver value-added services which cannot be managed in-house.

Penetration of outsourced BSS industry in Southeast Asia is expected to grow from 22.5% of the total BSS spend in 2020 to 24.1% in 2025. Outsourced BSS in the Traditional Economy continues to steadily gain traction as organizations expand the scope of the business functions they outsource, particularly, as part of their digital transformation journey.

The New Economy industries are fast becoming a powerful growth engine for the BSS industry as companies in this industry are increasingly partnering with service providers to grow exponentially as they focus on expansion into new markets and evolve to provide new products and services. The market is further driven by the growing number of digital advertising, e-commerce, and sharing platform, online gaming and fintech startups.

Additionally, the outsourcing BSS market in New Economy industries is evolving from demand for low complexity work to high value strategic services. Outsourcing a variety of functions including customer care, content management, content moderation, advertising campaign management, sales support services, and other back office support services is growing as service providers deliver the best service at a fraction of the cost. Outsourced BSS companies are also able to help companies meet their strategic goals to improve customer relationships and enhance customer experience journeys by offering sophisticated CX solutions.

Outsourcing is quickly becoming the preferred way for New Economy companies to grow in a competitive environment as service providers have the expertise and capabilities to provide personalized services at lower costs. Outsourcing also gives New Economy companies a competitive advantage as they can remain agile and scale at a fraction of the cost of building in-house resources and capabilities.

Market Size of Outsourced BSS in the Traditional and New Economy Industries, By Delivery Locations in Southeast Asia, 2016-2025E

Source: Frost & Sullivan.

Note:

Market sizing based on delivery locations in Southeast Asia, with clients and customer end markets served outside of Southeast Asia including all major global end markets. 2020 numbers are based on estimation and may be subjected to update.

Penetration Ratio of Outsourced BSS vs. the Total BSS Spend in the Traditional and New Economy Industries, By Delivery Locations in Southeast Asia, 2016-2025E

Source: Frost & Sullivan.

Note:

Market sizing based on delivery locations in Southeast Asia, with clients and customer end markets served outside of Southeast Asia including all major global end markets. 2020 numbers are based on estimation and may be subjected to update.

Outsourced CX industry growth—Traditional vs New Economy clients

Outsourced CX services for Traditional and New Economy industries

The outsourced CX services in the Traditional Economy will be driven by the growing demand for transformation of CX centers and delivery centers. Companies are discovering that their current voice-centric CX centers do not adequately support the level of service required to stay competitive. As CX continues to grow as a key competitive differentiator, the need for a platform that supports omnichannel customer service across all channels and touchpoints is becoming crucial.

New Economy companies are investing in creating differentiated customer experiences and providing end-to-end customer engagement that can enable them to set themselves apart from their competitors. A higher demand for modernizing CX to maintain competitive differentiation, rising demand for non-voice channels in addition to other channels of communication, and building efficient CX centers through the use of machine learning and AI technologies is driving the demand for outsourced CX services in the New Economy industry.

Market Size of Outsourced CX Services in the Traditional and New Economy Industries, By Delivery Locations in Southeast Asia, 2016-2025E

Source: Frost & Sullivan.

Note:

Market sizing based on delivery locations in Southeast Asia, with clients and customer end markets served outside of Southeast Asia including all major global end markets. 2020 numbers are based on estimation and may be subjected to update.

Penetration Ratio of Outsourced CX Services vs. the Total CX Services Spend in the Traditional and New Economy Industries, By Delivery Locations in Southeast Asia, 2016-2025E

Source: Frost & Sullivan.

Note:

Market sizing based on delivery locations in Southeast Asia, with clients and customer end markets served outside of Southeast Asia including all major global end markets. 2020 numbers are based on estimation and may be subjected to update.

CX industry and competitive landscape

The global outsourced CX market remains relatively fragmented, with global service providers competing with smaller, specialized service providers located in different regional market across North America, South America, Europe, Northern Africa and the Middle East, North Asia and Southeast Asia. Delivery centers in Southeast Asia and India predominantly serve customers in North America, Europe, and Australia. While the contribution of domestic business is comparatively smaller (less than 15%), locations like Malaysia are able to support multiple languages including English, Malay, Mandarin and several other Chinese dialects.

Despite the ongoing consolidation in the industry with a spate of mergers and acquisitions, the expanded scope of service capabilities driven by digital CX needs of enterprises is increasing the attractiveness of the CX market for not only incumbent service providers but also for niche service providers with differentiated digital and automation capabilities.

In Southeast Asia, the top 15 players are estimated to comprise just over 52% of market share by revenue in 2020. The top five outsourced CX service providers by revenue in Southeast Asia are Teleperformance, Concentrix, Alorica, TTEC, and Telus with estimated market shares of 10.3%, 9.4%, 3.8%, 3.8% and 3.1% respectively. TDCX has 3.0% of the market share.

TDCX’s primary competitive landscape

As TDCX has pivoted its business to become a digital service support provider for new economy clients, its competitive landscape changed significantly from traditional CX companies to providers who rely more on technology-solutions. TDCX is contending in the CX market segment by providing high value-added services with strength in multi-lingual capabilities, content monitoring and moderation services, digital marketing services, and real-time data analytics capabilities to market-leading clients in the new economy sectors and traditional blue-chip clients. Competition varies across its key service lines and includes global leaders / traditional CX companies, blended voice, non-voice CX companies and omnichannel CX companies, ranging from CX centric players to ITO centric players. Among its key competitors in the CX segment, TDCX has a significantly greater share of new economy clients as a percentage of its total client base, with 66.8% and 82.5% of its 2018 and 2019 revenue base respectively coming from new economy clients, versus 7% for Teleperformance, and approximately 5% for Concentrix and TTEC. In addition, TDCX has set itself apart from its key competitors by setting personnel retention as one of its top priorities. In 2018, 2019 and 2020, the annual voluntary attrition rate, measured by the number of employees that voluntary left the Company in a period divided by the average number of employees in such period, was 21.5%, 23.1% and 24.8%, respectively, compared to the industry average of 30-35% in APAC.

Based on target sector and geographical focus, TDCX’s primary competitors are:

Source: Frost and Sullivan

Omnichannel CX service providers—key advantages

While smaller in scale relative to the larger service providers, omnichannel CX service providers, including our Company, 24-7 Intouch, TaskUs and Voxpro, share similar key advantages over the larger competitors, including:

•

Stronger presence with faster growing technology and start-up service ecosystems, including companies from ride sharing, social media, online food delivery, e-commerce, autonomous driving, online gaming and fintech domains.

•	Ability to quickly adapt to newer technologies and changing demands upon CX service providers as consumer behaviors change over time

•	Specialized, proprietary focused verticals and core capabilities, which can typically attract higher margins from clients given the specialized nature of work output

•	Greater focus on employee retention and engagement, including a greater ability to promote inclusive and attractive working cultures for the benefit of attracting and retaining talent

TDCX’s primary competitive landscape benchmarking

Revenue scale

TDCX’s revenue for 2019 was US$245 million, as compared to its peers’ median of US$2,907 million for 2019.

Outsourced BSS 2019 Group Revenues

Source: Frost & Sullivan.

Note:

Total company revenues for competitors may include non-BSS and / or non-CX related revenues, and excludes peers without public disclosure. Respective FX rates EURUSD, GBPUSD and SGDUSD of 1.1449, 1.2745 and 0.7430, respectively, are used.

EBITDA margins

TDCX’s 2019 EBITDA margins of 32.7% is superior to their peers, which have a median of 15.6%.

Outsourced BSS 2019 EBITDA Margins

Source: Public filings, Bloomberg.

Note:	Total company revenues and EBITDA for competitors may include non-BSS and / or non-CX related revenues, and excludes peers without public disclosure.

EBITDA per employee vs. Revenue Growth

Compared to its peers, TDCX has the highest revenue growth for the period 2017-2019, which represents high growth potential. TDCX also has a relatively high EBITDA per employee due to the unique focus on clients from the new economy industries.

Source: Frost and Sullivan

Note: EBITDA per Employee is a non-IFRS measure that should not be considered in isolation or as a substitute for financial results reported under IFRS. Similarly titled non-IFRS measures may be calculated differently by or for different companies. Excludes peers without public disclosure.

1	Average number of employees at the beginning and end of respective FY2019 periods as disclosed in company filings.
2	EBITDA per Average Employee shown for FY2018 given lack of information on number of employees for FY2019.

Competitive moats in the CX services market

Ability to harness and successfully implement technology into operations

In the past, the BSS and CX industry was primarily looked at as a means for cost reduction, taking advantage of labor arbitrage. Increasingly, enterprises consider outsourcing as a competitive strategy to increase efficiency, accelerate innovation, and expedite product development lifecycles. Service providers have to make substantial investments in customer management and communication platforms as well as data analytics and AI solutions. Service providers who manage to develop the expertise and technical skills to implement these solutions successfully are able to create a moderate barrier to entry against new entrants.

Bargaining Power of Enterprise Clients

A significant number of outsourced BSS and CX clients are global enterprises / MNCs with greater financial ability to exert more buying and negotiating power against BSS and CX providers. Additionally, these clients often have the capability to move some of their outsourced processes back in-house. On the other hand, the outsourced BSS and CX markets are highly fragmented and it is relatively easy for clients to switch between BSS and CX providers. This has resulted in clients being able to negotiate for better contract pricing and value-added services, putting pressure on BSS and CX providers to sustain their revenues and margins in the long-run. The relatively competitive landscape is likely to defer new entrants.

Capital

The BSS and CX industries are capital-intensive, as service providers need to make heavy investment in setting up the infrastructure and the necessary people adding pressure on profit margins and free cash flows. Over time, the BSS and CX industries have evolved into a revenue generating industry, however the budget and cost of doing business remains the primary concern for many outsourcing companies considering to enter the outsource BSS and CX market.

Opportunities in the CX services market

Higher Value Services

CX center service providers need to specialize in new technologies and their implementation to enable them to deliver on business outcomes. Enterprises are seeking to partner with service providers who offer innovative services thorough industry knowledge and experience. These higher value services translate directly into higher revenue opportunities.

Digital Services Platform

Customers are looking for personalized services along their experience journey when engaging with a brand. Heightened customer expectations are driven by real-time insights and digital experiences that customers can enjoy everywhere. Digital services platforms enable enterprises to make timely business decisions and create omnichannel experiences by providing access to real-time customers’ insights.

New Economy Market

As the traditional economy markets matures in terms of outsourcing services spending, service providers are now expanding their presence into the new economy high growth industries such as social media, search engine companies, and so on. These organizations are lean and outsource their business process operations, allowing for service providers to build long-term relationships and grow their wallet share.

Threats to the CX services market

Intense competition

The growth of the BSS market has led to the expansion of the industry. The high level of competition in this market segment is now a challenge for service providers requiring them to differentiate in the market.

Service providers are now investing in next-generation technologies such as analytics or chat bots or investing in training and retailing talent or specializing in certain horizontal or vertical BSS capabilities to grow in the market.

Global in-house operation centers

In the past global companies set up delivery centers to be able to control and manage their operations in-house. In the digital era, the scope of these in-house operation centers has matured from a delivery center for business processes to a strategic hub for R&D/engineering services. As the complexities of business licensing and the finding and hiring of necessary talent teams decrease in India, the Philippines, Eastern Europe, and Latin America, in-house operation centers will continue with their existing operational processes. This acts as a deterrent to the outsourcing services market.

Challenges to the CX services market

Agent/Resource Recruitment and Retention

Hiring and retaining the right agents is always a challenge for CX center managers because it has a direct impact on customer relationships and experience. CX center agent retention has been a prolonged problem in the industry and therefore, management needs to promote a culture of tenure.

Delivering seamless multi-channel experiences

Creating an exceptional CX is about creating successful end-to-end journeys. Consumers use or shift between multiple channels and an effective CX management requires building consistency and integration between them.

Facebook, Twitter, Instagram, and other social media channels have now evolved into major customer service channels. There has been a tremendous challenge in integrating social media channels with more traditional customer service processes. This requires integration via infrastructure that supports omnichannel engagement.

Reevaluation of global delivery models

Due to the COVID-19 pandemic, the Philippines and India were significantly affected by lockdowns and movement control measures enforced by the respective governments. As a result, some companies have started pushing for onshore or rightshoring CX center delivery models.

BUSINESS

Our Mission

Our mission is to assist our partners and our people achieve higher success through innovative and high-performance solutions.

Overview

We are a high-growth digital customer experience solutions provider for innovative technology and other blue-chip companies. We have specific expertise in providing tailored digital customer experience solutions to manage complex customer interactions. We offer omnichannel CX solutions, sales and digital marketing services and content monitoring and moderation services. We have specific expertise in providing tailored digital customer experience solutions to manage complex customer interactions that go beyond providing boilerplate responses and which require a highly trained workforce capable of effectively delivering our differentiated services and solutions to our clients and their customers. Our focus on complex digital solutions enables us to provide higher value services and solutions for our clients. Our strategy has resulted in a highly attractive financial profile. We have experienced robust growth with our revenue, profit for the year and EBITDA growing 82.2%, 93.1% and 95.2% between the years ended December 31, 2018 and 2019, respectively. Our net profit margin increased from 21.0% in 2018 to 22.2% in 2019 and EBITDA margin increased from 30.6% in 2018 to 32.7% in 2019. In the years ended December 31, 2018 and 2019, we recorded revenue of S$181.2 million and S$330.3 million (US$245.4 million) profit for the year of S$38.1 million and S$73.5 million (US$54.6 million) and EBITDA of S$55.4 million and S$108.1 million (US$80.3 million), respectively.

We believe our employees and our distinctive corporate culture are key enablers of our success, a core strength and part of our competitive advantage. Our corporate culture is designed to foster a work environment that attracts, develops and retains a highly skilled workforce that can effectively engage in complex customer interactions. We focus on reinforcing a culture that emphasizes a sustainable and collaborative approach while being fully committed to our clients’ requirements. We strive to ensure that our distinctive culture is incorporated within all the relationships and processes of our organization and fits within our values and goals.

We have an international footprint. As of the date of this prospectus, we service our clients’ customers globally in more than 20 languages. This international footprint is supported by 11,351 employees as of December 31, 2020, who are located in offices in nine geographies: Singapore, the Philippines, Malaysia, Thailand, China, Japan, Spain, India and Colombia.

Our business comprises three key service offerings: (1) omnichannel CX solutions; (2) sales and digital marketing services; and (3) content monitoring and moderation services. We also offer services consisting of miscellaneous activities, such as providing workspaces to existing clients and providing human resource and administration services to clients. We help our clients manage relationships with their customers by providing digital customer experience solutions, such as after-sales service and customer support across ten industry verticals, including travel and hospitality, digital advertising and media and fast-moving consumer goods. Our sales and digital marketing services offering helps our clients market their products and services to potential customers in both the business-to-consumer, or B2C, and the business-to-business, or B2B, markets. Our content monitoring and moderation services offering helps our clients create a safe and secure online environment for social media platforms by providing a human touch to content monitoring and moderation services.

Our competitive strengths

Digital customer experience solutions provider for high-growth technology disruptors

We provide a high value-added service platform to market-leading clients in the new economy sectors and traditional blue-chip clients who are undergoing digital transformation across their organizations. Frost &

Sullivan defines the “new economy” as the high growth industries that are on the cutting edge of digital technology and are the driving forces of economic growth. These industries are seen as an evolution of the existing traditional economy aided by technological advancements and innovation. Our services provide synergies with our clients’ digital economy value chains and enable our clients to grow and transform their businesses’ consumer experience. We offer customized and differentiated customer contact solutions and possess the ability to handle complex and mission-critical digital customer experience interactions. These offerings are enhanced by our ability to solve problems for our clients by leveraging customer interaction data analytics to allow our clients to access real-time data which gives them valuable insights on their end-customers, allows them to improve business processes and make more prompt business decisions to resolve problems in a more timely manner.

We have leveraged our integrated omnichannel and multimodal solutions to shape user experiences in a world of evolving and proliferating digital communication and technology platforms from traditional channels, such as voice and email, to advanced technology driven channels, ranging from messaging and social media to AI-powered chat bots and in-app interactions. We are also able to synergize our in-house developed technology with third-party technology and platforms to solve operational issues which our clients are facing.

We have an international footprint with offices in nine geographies across Asia and in Spain and Latin America, which provides us with access to a broad talent pool and equips us with multilingual capabilities to serve a global customer base, including English and key Asian languages, such as Mandarin, Thai, Korean, Malay (Malaysia and Indonesia), Vietnamese and Japanese.

Strong focus on human capital development to deliver superior customer experiences

We believe the quality of our employees is a key differentiator in winning and retaining business, as well as in delivering a superior customer experience. Through our structured recruitment process and strong emphasis on career development, we strive to attract, develop and retain the industry’s high caliber talent who possess deep knowledge of local customs and cultural sensitivities. As of December 31, 2020, we had 11,351 employees of which more than 60% are college or university graduates, including employees with master’s degrees and/or doctorates, which helps us handle complex campaigns. Our employees have access to ongoing internally and externally developed supplementary training and certifications in a number of areas, such as COPC, a standard certification, which is a widely recognized standard across the customer experience industry.

In the years ended December 31, 2018, 2019 and 2020, our annual voluntary attrition rate, measured by the number of employees that voluntarily left us in a period divided by the average number of employees in such period, was 21.5%, 23.1% and 24.8%, respectively, compared to the industry average of 30% to 35% in the Asia Pacific region, according to Frost & Sullivan. Consistent with our improving attrition rates, employee satisfaction surveys have demonstrated a high degree of satisfaction. Our company-wide employee satisfaction scores were at 87%, 91% and 87% in the years ended December 31, 2018, 2019 and 2020, respectively. We conducted our survey for 2020 in July during the COVID-19 pandemic, which we believe reflects our continued commitment to our employees through this challenging period. We believe that our strong focus on human capital has been critical to our ability to minimize business disruptions and rehiring and training costs, resulting in high service quality for our clients. Our commitment to the development of our people is reflected in the multiple awards we have received, including the Best Companies to Work for In Asia 2020 (both our Thai and Philippines office), the Top 100 Asia’s Best Employer Brands 2019 from Employer Branding Awards (our Malaysian office) from the HR Asia Awards, the Great Place to Learn Certification from the Great Place to Work Institute & SkillsFuture Singapore in 2019 and 2020 (our Singapore office), and Asia’s Best Employer Brand Award from the World HRD Congress in 2018 (our Singapore office).

Well-positioned to capitalize on positive “digital economy” trends and increasing demand for our services

We believe favorable underlying industry trends continue to fuel the growth of our clients. According to Frost & Sullivan, there are a plethora of internet-based technology offshoots driving the new economy growth, including companies in the e-commerce, digital advertising, fintech, online gaming and sharing economy industries. Driven by fundamental shifts in consumer behavior and increased adoption of internet and mobile usage, the global market sizes of retail e-commerce sales, digital advertising spend and sharing economy (by transaction value) are estimated to grow at CAGRs of 14.5%, 15.3% and 18.2% from 2021 through 2025, respectively, as reported by Frost & Sullivan.

We believe our clients view their relationship with us as strategically important. New economy clients increasingly seek customized solutions in an evolving digital business services market that is increasingly becoming more complex. We believe the trend will continue as new economy clients rely on us to perform omnichannel CX solutions so that they can maintain their employee-lite, nimble business models, while we provide a service framework that can scale along with their growth. Furthermore, given their relative lack of physical touchpoints with their end-users, new economy clients tend to place a greater emphasis on the quality of customer experience service providers, where we believe we are strongly positioned. Our digital hiring platform, Flash, enables us to remain agile and keep up with the growth of our high-growth clients by allowing us to rapidly identify, evaluate and hire candidates as needed.

Attractive client base of some of the largest and most disruptive companies in fast-growing industries and markets along with traditional blue-chip companies which are undergoing digital transformations

Our client base consists of some of the leading names in their respective industries, such as Facebook and Airbnb, other fast-growing, new economy companies for which we can scale up projects as they grow, as well as traditional blue-chip companies that rely on us to partner in their digital transformation journey. In the past few years, we have proactively increased our new economy client base, which provides strong growth opportunities for us. As of December 31, 2020, 90% of our agents, which are the customer facing employees that work on our campaigns, were staffed on campaigns for new economy clients.

We seek to forge partnerships and create long-term relationships with our clients, where they view us as an integral part of their organization through the solutions we offer. By growing and partnering with them over the long term, we have expanded the scope of our services and solutions and have become seamlessly integrated into our clients’ operations, while helping them deliver on their brand promise. On a combined basis, Facebook and Airbnb accounted for a total of 52.0% and 65.9% of our revenue for the years ended December 31, 2018 and 2019, respectively.

Track record of high-growth financial performance

We focus on providing our clients with a differentiated level of service, which we believe enables us to grow our business together with the growth of our clients’ businesses as well as grow our share of our client’s budget. Due to a combination of an increase in the amount of work for existing clients as well as attracting work from new clients, we increased the average number of our agents 118% from 3,701 for 2018 to 8,070 for 2020. During this period, we generated strong revenue, net profit and EBITDA growth at a growth rate of 82.2%, 93.1% and 95.2%, respectively from the year ended December 31, 2018 to the year ended December 31, 2019.

Our ability to provide a differentiated level of service and higher valued and more sophisticated services, while efficiently increasing the scale of our business has resulted in our net profit margin of 21.0% and 22.2% and EBITDA margin of 30.6% and 32.7% for the years ended December 31, 2018 and 2019, respectively, and our EBITDA margin for 2019 is the highest among CX-centric outsourced service providers, according to Frost & Sullivan.

We have also managed our growth while maintaining a low debt profile. As of December 31, 2018 and 2019, we had a total debt to EBITDA ratio of 0.6 and 0.3, respectively. Our strong balance sheet, combined with our ability to grow our business and generate cash flows, gives us a strong foundation for focused investments and further business expansion.

Dynamic and highly experienced management team

We have an experienced, hands-on and savvy management team who combine global expertise with local insights. Our Executive Chairman, Chief Executive Officer and founder, Mr. Laurent Bernard Marie Junique, has over 25 years of industry experience and has won numerous awards, including the “Ernst & Young Entrepreneur of the Year in the Outsourced Solutions category” for Singapore in 2018. Our management team has an average of over 15 years of relevant industry experience and most of our senior management have worked with us for over five years, which has allowed us to accumulate valuable operational experience and deep vertical expertise, while building and maintaining close relationships with our key clients. Our management team has been a champion in promoting a vibrant and distinctive culture that emphasizes teamwork, a high degree of flexibility, dedication to the client and alignment with client goals. Under the leadership of our management, we have been able to grow our Company from 1,400 employees as of December 31, 2012, the year we commenced servicing new economy clients, to 11,351 employees as of December 31, 2020.

Our growth strategy

Leverage network effects to expand client coverage and service offerings globally

Our growth strategy is to create a significant network in each of our markets so that we can gain local insights, on-the-ground capabilities and operational experience to expand our client coverage and digital offerings. We intend to achieve this through (i) deepening our relationships with our existing clients, (ii) growing our client base and (iii) extending and “future-proofing” our omnichannel capabilities. We expect the learning and insights from each client will enable us to deepen our expertise in key verticals and further expand our capabilities across service offerings, industries and regions, thereby creating network effects. As we scale and grow our expertise, we expect to penetrate more markets as the impact from our network effects increase.

Deepening our relationships with our existing clients

Our relationships with our new economy clients offer significant opportunities for growth. As we demonstrate the value that we provide, we are frequently able to expand the scale and scope of our services in a variety of ways and grow our wallet share. With our new economy clients’ strong business model scalability, we are well-positioned to ride their growth. We also find opportunities to cross-sell different types of digital offerings and use data analytics to provide integrated insight-driven strategies to help clients improve their business outcomes. In the past, clients who have engaged us for our services have been willing to turn over additional and more critical processes to us as we demonstrate our capabilities over time. As we become more intricately knowledgeable of our clients’ businesses and processes, we find opportunities to expand across the value chain and provide new and increasingly complex digital offerings to them via multiple channels to improve their processes. This in turn encourages client “stickiness” and is a factor that discourages our clients from turning to other providers.

Growing our client base

We seek to develop long-term client relationships with new clients, especially with clients who (i) require similarly complex services as our existing clients, (ii) provide opportunities for us to deliver a wider range of capabilities and meaningful impact to their businesses, and (iii) facilitate robust pipeline development and a strong win-rate of new top-tier clients. We use a multifaceted, technology driven strategy to attract new economy clients.

Extending and “future-proofing” our omnichannel capabilities

We seek to improve our capabilities through continued investments in digital technology and use of third-party technology. We strive to grow our capabilities in future technologies and channels and to continuously evolve with new technology offerings, such as Internet of Things, or IoT, products, wearables and apps, among other areas.

Enhance our human capital and reinforce our distinct corporate culture

Our people are critical to our success. Our ability to grow will depend on our ability to continue to attract, train, and retain large numbers of talented individuals. We continue to focus on maintaining a work environment that would make TDCX an “employer of choice.” We intend to achieve this through various initiatives, including:

•	working with new economy digital disruptor clients that are the companies of the future;

•	utilizing innovative recruiting techniques that will appeal to potential employees including young talent;

•	providing training and development throughout the tenure of an employee’s career, such that our employees remain educated and agile to meet our clients’ evolving requirements;

•	providing compensation with appropriate incentives that rewards employee commitment, resulting in high standards of customer experience and support for our clients;

•	supporting our employees in work from home situations with the technology ecosystem that enables them to remain productive and connected to training opportunities;

•	fostering a healthy work environment where employees work hard but have fun; and

•	having office locations in areas that are accessible and appealing, with office interior designs that are contemporary, collaborative and inspiring.

We believe that maintaining a vibrant and distinctive culture is critical to growing our business.

Prudent expansion into new geographic markets

We have a wide footprint of delivery centers in a number of locations across Asia and in Colombia and Spain to serve domestic, regional and global markets and we plan to expand our coverage. As of the date of this prospectus, we had offices in a total of nine geographies, including newly opened offices in Beijing in 2017; Barcelona in 2018; Cebu and Yokohama in 2019; and Bogota, Hyderabad and Shanghai in 2020. The expansion into new locations was driven by our strategy of growing to meet the needs of our existing clients, such as our clients expanding into new markets or seeking to replace their existing service providers. Since adding offices in these locations, we have also added new clients based in these countries, as well as internationally who have been attracted by our increased geographical capacities. We intend to continue to expand our footprint prudently, but rapidly, to ensure we can meet the evolving needs of our clients, including processes requiring multi-jurisdictional and multi-lingual capabilities, and better position ourselves to win new engagements from our existing clients and attract new clients.

In addition to expansion in recently entered markets, we have identified Eastern Europe, Korea and other Chinese regional markets where we do not currently operate as potential new markets for entry. In 2020, we established a new office in Hyderabad, India as an entry point to the Indian market and to serve as our hub for digital innovation, established an office in Bogota, Colombia in 2020 as an initial office marking our entrance into the Latin America market, and grew our China presence by establishing an office in Shanghai. We also intend to open an office in the Republic of Korea by 2022 and are exploring a potential opportunity to open an additional office in Europe as well. While there are no current operations in our offices in India and Colombia, we expect to begin operations in each in 2021. Key location criteria for setting up new offices include (i) the ability to tap a wide talent pool that has the desired skills to better cater to client requirements, (ii) minimal time zone difference with, and proximity to, existing and potential clients, and (iii) cost competitiveness.

Maintain operational efficiencies through streamlined operations

We strive to be a productive and efficient operator. For example, we utilize digital recruiting techniques, such as our Flash platform, to minimize recruiting costs and improve candidate selection accuracy. We are also adept at educating and developing our employees, through our TDU online learning platform of online courses and learning opportunities, which is a fast and flexible way to train our workforce across multiple geographies. Our innovative digital operating platform, Flash, which we had implemented prior to the COVID-19 pandemic, has enabled us to continue to implement our growth strategy in new markets despite social distancing restrictions on in-person meetings and training sessions. We have business excellence teams that review our standard operating procedures, design customer interaction playbooks and gather and implement best practices across the organization. Larger campaigns also have campaign-specific materials developed to meet specific client needs. In addition, insights gained through our data analytics capabilities also help us optimize staffing levels, track key performance indicators and employee engagement, and enhance workforce management to realize operational efficiencies. As we grow in scale, we intend to further centralize our procurement processes for our infrastructure, technology, telecommunication equipment and professional services in order to lower costs and streamline supplier relationships.

Prudent strategic acquisitions and opportunistic partnerships

We plan to continue to expand our capabilities globally as well as across industry verticals and service offerings. While we expect this will primarily occur through organic growth, from time to time, we expect to selectively evaluate strategic partnerships, alliances and acquisitions to develop or acquire:

•	new clients within our existing client verticals, with minimal overlap with existing clients;

•

new client verticals with high growth potential, such as industries where demand exceeds our ability to scale our business organically and other industries such as in financial technology, digital marketing and gaming;

•	new language capabilities to enter into new, large and diverse markets such as Europe and Latin America; and

•	new operational capabilities which can improve our efficiencies and complement our existing offerings, including the ability to introduce new offerings.

We believe that our strong balance sheet combined with our ability to grow our business and generate cash flows gives us a strong foundation for focused investments and further business expansion.

Key Financial and Operational Metrics

The following table sets forth our key financial and operating metrics as of and for the periods indicated.

	Year Ended December 31,
	2019	2018
Revenue (S$ thousands)	330,265	181,233
Profit for the year (S$ thousands)	73,536	38,088
EBITDA (S$ thousands)(1)	108,087	55,376
Number of clients(2)	38	36
Number of agents(2)	7,213	4,608
Revenue per agent (S$ thousands)(3)	54	49
Debt/EBITDA Ratio(1)	0.3	0.6

Notes:

(1)

EBITDA, EBITDA margin and Debt/EBITDA Ratio are non-IFRS financial measures. We define EBITDA as profit for the year before finance costs, interest income, income tax expense and depreciation expense, EBITDA margin as EBITDA as a percentage of revenue, Debt as bank loans and Debt/EBITDA Ratio as bank loans divided by EBITDA. EBITDA, EBITDA margin and Debt/EBITDA Ratio are not measures calculated in accordance with IFRS. As a result of our early adoption of IFRS 16 Leases as of January 1,

2017 using the full retrospective approach, EBITDA and EBITDA margin disclosed may not be comparable to similarly titled measures reported by other companies as our calculation includes depreciation on the right-of-use assets and finance costs on lease liabilities. While we believe that EBITDA, EBITDA margin and Debt/EBITDA Ratio provide useful information to investors in understanding and evaluating our results of operations in the same manner as our management, our use of EBITDA, EBITDA margin and Debt/EBITDA Ratio has limitations as an analytical tool and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Financial and Operational Metrics—Non-IFRS Financial Measures” for information regarding the limitations of using EBITDA, EBITDA margin and Debt/EBITDA Ratio as financial measures.

The following table presents a reconciliation of EBITDA to profit for the year and EBITDA margin to net profit margin, the most directly comparable financial measure calculated and presented in accordance with IFRS, for the periods indicated:

	For the Year Ended December 31,
	2019			2018
	S$	US$	Margin	S$	Margin
	(in thousands, except percentages)
Revenue	330,265	245,386	—	181,233	—
Profit for the year and net profit margin	73,536	54,638	22.2%	38,088	21.0%
Adjustments:
Depreciation expense	24,599	18,277	7.4%	12,908	7.1%
Income tax expenses	7,524	5,590	2.3%	3,520	2.0%
Finance cost	2,893	2,149	0.9%	1,128	0.6%
Interest income	(465)	(345)	(0.1)%	(268)	(0.1)%

EBITDA and EBITDA margin	108,087	80,309	32.7%	55,376	30.6%

(2)	As of end of the year.
(3)

Revenue per agent is calculated as revenue for a period divided by the average of the number of agents at the end of each month during such period. We monitor our revenue per agent because we believe it measures our success in expanding our client relationships higher up the value chain. Our client contracts are mostly based on a fixed rate per FTE dedicated and assigned to the applicable campaign. Under our employee classification system, an FTE is classified as an "agent."

For further information on our key financial and operating metrics, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Financial and Operational Metrics.”

Our Services and Solutions

Our business comprises three key service offerings: (1) omnichannel CX solutions; (2) sales and digital marketing services; and (3) content monitoring and moderation services. We also provide other services for clients, such as providing workspace at our offices in connection with existing campaigns and providing human resource and administration services to clients.

The following table sets forth our service provided, by amount and as a percentage of our revenues for the years ended December 31, 2018 and 2019.

	For the Year Ended December 31,
	2019			2018
	S$	US$	% of Revenue	S$	% of Revenue
	(in thousands, except percentages)
Revenue by Service
Omnichannel CX solutions	217,349	161,490	65.8	120,238	66.4
Sales and digital marketing	46,839	34,801	14.2	43,124	23.8
Content monitoring and moderation	61,526	45,714	18.6	14,361	7.9
Other service fees(1)	4,551	3,381	1.4	3,510	1.9

Revenue	330,265	245,386	100.0	181,233	100.0

Note:

(1)	Revenues from other service fees include revenues classified in our Consolidated Financial Statements as (i) workspace and payroll outsourcing; and (ii) other services.

Since 2012, when we secured our first new economy client, new economy clients have grown to contribute up to 66.8% and 82.5% of our total revenues for the years ended December 31, 2018 and 2019, respectively. Our top five clients for each of 2018 and 2019, on a consolidated basis, accounted for a total of 83.4% and 88.9% of our total revenues in the years ended December 31, 2018 and 2019, respectively.

We have an international footprint. As of the date of this prospectus, we service our clients’ customers globally in more than 20 languages. This international footprint is supported by 11,351 employees as of December 31, 2020, who are located in offices in nine geographies: Singapore, the Philippines, Malaysia, Thailand, China, Japan, Spain, India and Colombia (see “—Employees and Culture—Employees by Position and Geographic Location of Office Providing Services”). For more information on our revenues by geographic segment, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Certain Income Statements Line Items—Revenues—Geographic Segment.”

Omnichannel CX solutions

We help our clients manage their relationships by providing digital customer experience solutions, such as after-sales service and customer support across ten industry verticals, namely: (1) travel and hospitality, (2) digital advertising and media, (3) fast-moving consumer goods, (4) technology, (5) financial services, (6) fintech, (7) government and non-governmental organizations, (8) gaming, (9) e-commerce and (10) education. We offer omnichannel CX solutions to customers located in eleven offices in nine geographies across Asia and in Spain and Colombia. We provide information about our clients and their products and services to their customers and cover the entire customer life cycle. Customer contact occurs through phone call, online chat, SMS, email and a variety of other channels. Our customized services further integrate us into the strategic objectives of our clients, often leading to closer, more resilient client relationships. In addition to our highly tailored services for complex interactions, we are also able to provide omnichannel CX solutions such as end-user support and troubleshooting for software and consumer electronic devices and sales and digital marketing campaigns. Our key clients for these services include Airbnb, a leading international airline, a global payments platform provider and a multinational food and beverage company.

Sales and Digital Marketing Services

Our sales and digital marketing services help our clients market their products and services to their potential customers in both the B2C and the B2B markets. In the B2B market, we primarily help our digital advertising platform clients attract more advertisers and grow their Internet and social media advertising businesses. For example, we have been engaged by these advertising platforms to help small-and medium-sized businesses develop online advertising campaigns on our client’s platforms. We do this by helping these enterprises optimize their advertising campaign key words and target demographics to make their advertisements more effective. This increased effectiveness translates to more business for our clients as their customers experience greater return on their advertising investments and become more likely to continue or expand advertising purchases. In the B2C market, we have sales and direct-marketing capabilities to support customer campaigns. Our sales and digital marketing services are supported by a suite of data analytical capabilities that provide business insights through user-friendly data visualizations. Our key clients for these services include Facebook and a leading search engine company.

Content Monitoring and Moderation Services

We commenced our first campaign for content monitoring and moderation services in 2018 and since then have rapidly expanded this service offering. Our content monitoring and moderation services create a safe and secure online environment for social media platforms by providing a human touch to content monitoring and moderation services. Effective content monitoring and moderation requires a good command and understanding of the specific language involved, as well as a good understanding of the regional and local political and social context of social media exchanges, which are fluid and constantly evolving. This makes it difficult for our clients to rely solely on technical solutions. Our clients expect our campaigns to be staffed with highly trained personnel who have specific experience in the geographies we monitor. Our teams review social media platforms for content that violates terms of service or is illegal pursuant to the specifications and guidelines provided by the client. Our content monitoring and moderation teams are supported by a positive work culture and a supportive environment focused on their health and wellbeing, including having access to dedicated mental wellness professionals who are co-located in our offices. This helps ensure a higher level of employee engagement and lower levels of attrition as we remain focused on ensuring the wellbeing of our employees.

Other services

We provide additional services that we typically offer to select existing clients in support of existing engagements that these clients have with us. These services include providing workspace at our offices in connection with existing campaigns.

Operations

We are capable of providing our services on a 24/7 basis from our eleven offices. As of December 31, 2020, we also have more than 1,000 agents on assignment to clients. We provide services in more than 20 languages, including English and key Asian languages, such as Mandarin, Thai, Korean, Malay (Malaysia and Indonesia), Vietnamese and Japanese and have capabilities in Asian “unicorn” languages such as Bhutanese, Dhivehi and Sinhalese. Some of our campaigns are served out of multiple offices. Our engagements are organized by campaign, with each campaign being serviced by a dedicated team. All of our newly employed agents go through an initial training process, as well as campaign-specific training. The total training period can last up to three months in some cases. We have made significant investments in infrastructure, proprietary technologies, management and development processes that capitalize on our extensive experience managing large and regional operations. As of December 31, 2020, we were engaged by 37 clients and on 101 active campaigns. Multiple teams can serve each client, as a single client may have multiple campaigns that are each organized around discrete work requirements and specifically organized and staffed with campaign-specific training to address the particular needs and specifications of the campaign. If and when a campaign is complete, our employees are assigned to a different campaign, including to different campaigns with the same client to utilize client-specific know-how.

The following table sets out our staffing structure for a typical client campaign:

As of December 31, 2020, we had campaign teams staffed by up to several thousand employees. Campaign teams are supported by campaign specific technologies, which are often provided by our clients (such as proprietary client-developed customer relationship management, or CRM, software or telephony systems), licensed or developed by us or our clients (see “—Information Technology and Management Information Systems”).

Our operating structure gives us the flexibility to quickly adapt to client requirements and changing circumstances. In the past, we have been successful at quickly ramping up new campaigns or expanding existing campaign teams on short timelines. For an example of our scaling capability, see “—Our Services and Solutions—Case Study—New Economy Client.”

Data Analytics

As part of our value-added services for our customer service operations, we have a dedicated team of data analytics specialists who help monitor both our employee performance and our clients’ customer satisfaction metrics, such as customer satisfaction, net promoter score, average holding time, and first call resolution. As of December 31, 2020, we have a team of over 100 analytics personnel that support our global operations platform. We are focused on the use of data analytics to optimize our platform in order to meet our clients’ needs by allowing us to provide continuous access to key performance indicators of our clients and also to empower our resource allocation and identify areas that we can improve upon. Our regional business analytics team is a key part of our success as it supports the decision-making processes of our management team, human resources and finance functions, business development efforts and our business excellence optimization strategies. Finally, for certain of our campaigns, we include dedicated data analysts to support the campaign teams.

In order to ensure that the benefits of our data analytics platform are integrated into our services at the operator level, we encourage our employees to take various data analytics training programs we have available, as well as advanced training available to the analytics team. These courses include both introduction to data analytics and key concepts as well as advanced classes for data analysis, including topics such as thinking processes, reporting and charting, and data analytics presentation to clients. The goal of this training is to empower our employees by giving them a basic understanding of how data analytics is incorporated into our client solutions. In addition to the training that we offer our employees generally, we also provide training to our data analytics specialists through a combination of mentoring and best practices sharing. We believe that this training offered to our employees generally, as well as to our data analytics specialists, helps us offer solutions that integrate a robust data analytics offering for our clients with a workforce that understands and is empowered to incorporate data analytics into their daily work.

Finally, our data analytics is supported by our data warehousing infrastructure. Our Enterprise Data Warehouse, or TED, is a cloud-based data warehouse which we implemented instead of a traditional tiered, on-premises approach. TED allows us to scale our data warehousing capability to match the pace and scale of growth of our digital client base. TED serves as the ultimate repository for our business data. TED is hosted by a leading cloud storage provider and enables us to provide actionable insights to our clients who need us to guide them on the changes happening at the frontline of their businesses with their clients.

Communication Channels

Our services are delivered through our reliable and scalable technology-enabled, omnichannel platform. Our omnichannel approach integrates direct customer contact through digital channels, allowing us to engage with the customer through multiple channels of interaction. We cover traditional channels such as voice-only telephone communications, fax and email communications. As our clients’ customers increasingly transition towards digital communication and integrated internet-of-things networks, we have evolved and invested in our capabilities to adapt to emerging technologies, such as through online text chat, video-chat, SMS messages and social media. We are selectively rolling out our chat-bot capabilities, based on technologies licensed from third parties, to allow natural language processing and artificial intelligence supported interactions. We are constantly evaluating new communication technologies, such as internet-of-things related capabilities, with the aim of integrating these channels into our platform. See “—Research and Development.” We view our history through the types of customer interactions we have had and believe that we are now in a digital transformation phase, which began in 2012, after undergoing a telemarketing phase (from our founding to 2007) and traditional customer care phase (from 2007 to 2012).

Each of our channels is available simultaneously and integrated with our other services, so customers using different forms of communication can be treated similarly and in an efficient manner. This omnichannel approach can be used in combination with any service or solution in our portfolio.

Our Offices

We operate from eleven offices in nine geographies (Singapore, Malaysia, Thailand, Philippines, China, Japan, Spain, India and Colombia) which (i) allow us to respond to market demand and growth opportunities in domestic, regional and global markets across Southeast Asia and the Global English end-markets (which includes North America, the United Kingdom, Ireland, Australia and New Zealand), China, Japan and Europe; (ii) provides us with access to diverse talent pools; (iii) equips us with multi-lingual capabilities; and (iv) enables us to leverage time zones to provide 24/7 service. A country director leads the operations in each country in which we operate and is responsible for operations and maintaining client relationships within that country.

Our offices are located in accessible and appealing locations which are designed to provide our employees with an enjoyable and productive work experience. Designed to be modern, collaborative and inspiring, our offices have a number of dedicated spaces where our employees can interact and re-energize during the work day, including reading rooms, themed meeting areas and entertainment areas such as music and games rooms. Our culture is key to our ability to attract and retain a motivated and talented workforce and our offices are specially designed to support our culture and employees. Unless otherwise stated, each office represents our entire operations in a given country, but may be spread across multiple premises.

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Singapore—Our headquarters in Singapore was opened in 1995 upon our founding as Teledirect Pte Ltd. As of December 31, 2020, the office supported 18 active campaigns, including campaigns with some of our most established clients. As of December 31, 2020, it was staffed by 1,092 agents. Our Singapore office services large multinational corporations which have their regional headquarters in Singapore, and certain Singapore government agencies. We provide omnichannel CX solutions, sales and digital marketing services and content monitoring and moderation services from our Singapore office.

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Philippines—We opened our Manila office in 2014 and our Cebu office in 2019. As of December 31, 2020, our Philippines offices supported 21 active campaigns. As of December 31, 2020, they were staffed by 4,265 agents. Our Philippines offices leverage a talented employee pool of proficient English speakers to service Global English end-markets, including North America, United Kingdom, Ireland, Australia and New Zealand. We provide omnichannel CX solutions and sales and digital marketing services from our offices in the Philippines.

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Malaysia—We opened our Kuala Lumpur office in 2001. As of December 31, 2020, the office supported 41 active campaigns. As of December 31, 2020, it was staffed by 2,140 agents. Our Kuala Lumpur office services Southeast Asian and North Asian customers in a variety of regional languages. We provide omnichannel CX solutions and sales and digital marketing services from our Malaysia office.

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Thailand—We opened our Bangkok office in 2005. As of December 31, 2020, the office supported eight active campaigns. As of December 31, 2020, it was staffed by 1,178 agents. Our Bangkok office serves as our hub in the Indochina region and we support our clients’ operations that require native speakers from emerging markets such as Vietnam, Cambodia and Laos, in addition to Thailand. We provide omnichannel CX solutions, sales and digital marketing services and content monitoring and moderation services from our Thailand office.

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China—We opened our Beijing office in 2017 and our Shanghai office in 2020. As of December 31, 2020, our China offices supported five active campaigns and was staffed by 181 agents. Our offices in Beijing and Shanghai primarily supports Mandarin language campaigns for international clients with operations in China. We provide omnichannel CX solutions and sales and digital marketing services from our Beijing and Shanghai offices.

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Japan—We opened our Yokohama office in 2019. As of December 31, 2020, the office supported five active campaigns. As of December 31, 2020, the office was staffed by 229 agents. The office primarily supports Japanese-language campaigns. We provide omnichannel CX solutions and sales and digital marketing services from our Yokohama office.

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Spain—We opened our office in Barcelona in 2018. As of December 31, 2020, the office supported three active campaigns. As of December 31, 2020, it was staffed by 43 agents. This is our first office outside of Asia and the first in Europe. The Spanish office will act as our hub for expansion in Europe. We provide sales and digital marketing services from our Spain office.

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India—We opened our office in Hyderabad in 2020. As of December 31, 2020, the office had not yet commenced operating any campaigns. The India office will act as our hub for expansion in India and service Global English end-markets. We also expect that our India office will be able to serve as a digital hub that will allow us to grow our technology capabilities throughout our Company. We intend to provide omnichannel CX solutions, sales and digital marketing services and content monitoring and moderation services from our India office.

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Colombia—We opened our office in Bogota in 2020. As of December 31, 2020, the office had not yet commenced operating any campaigns. This is our first office in Latin America and will act as our hub for expansion in Latin America, as well as into North America, as requested by our clients. We intend to provide omnichannel CX solutions, sales and digital marketing services and content monitoring and moderation services from our Colombia office.

COVID-19 Risk Mitigation and Continuity of Operations

In response to the COVID-19 pandemic, we have implemented a number of procedures and strategies with the support of our clients. We established an internal COVID-19 task force, which is overseen by our Internal Audit Director. The task force includes representatives from each country in which we have operations as well as each function from our corporate team (such as human resources) and conducts regular telephonic or video meetings to discuss developments in each country’s operations and best practices that are being undertaken by each country to ensure employee safety and continuity of our operations. Our management works closely with our COVID-19 task force to ensure synchronization of the task force and operations throughout our Company organization more broadly. Along with the organizational measures we have taken with respect to our COVID-19 task force, we have also increased the cleaning frequency of our premises and order (as needed) items such as face masks and hand sanitizer for our offices. Finally, in the jurisdictions in which we operate, we have also identified and coordinated with vendors for deep sanitization services in the event any of our employees has been at our premises and contracted the COVID-19 virus. For further information regarding risks related to COVID-19, see “Risk Factors—Risks Related to Our Business and Industry—Effects of the novel coronavirus (COVID-19) as well as any other health pandemics on our and our clients’ business and operations could adversely affect our financial results.”

Employee Safety

The primary focus of our management and COVID-19 task force throughout the COVID-19 pandemic is employee safety. For our employees that are working from our offices, we monitor their health conditions and conduct temperature checks at least once a day when they enter our premises. We also require that our employees and visitors to our offices complete travel declaration forms. We send regular email updates regarding the pandemic and travel advisories and other measures a relevant jurisdiction may put into place to ensure our employees remain safe throughout the COVID-19 pandemic. With the support of our clients, we have also incorporated work from home policies in all of the jurisdictions in which we operate, subject to our client agreement on a campaign by campaign basis. In each of the jurisdictions in which we operate, we have complied with the local regulatory requirements and guidance with respect to maintaining only essential workforce in the office. At the peak of the COVID-19 pandemic in 2020, approximately 80% of our employees worked at home in accordance with our work from home policies.

Continuity of Operations

We continue to work with our clients to ensure continuity of our operations and minimize any disruption of our services throughout the period of the pandemic. Many of our clients, including some of our largest clients, have asked us to initiate our business continuity plans under our agreements. These plans may include splitting up our teams on specific campaigns among multiple locations within a given jurisdiction, having a certain percentage of employees staffed on a given campaign work from home or having all employees on such campaign work from home, depending on the client and/or agreement. We are fully supportive of work from home programs and have issued the necessary equipment to our employees that work from home in order to support their productivity. We also work with our employees to ensure that they have an adequate working environment to remain productive by consulting with them on conditions appropriate for a “home office.” Working from home guidelines have been provided to our employees to ensure compliance with the required standards for service delivery under our agreements with our clients. We anticipate that the implementation of a continuity of operations plan which includes certain work from home policies may remain in place after the COVID-19 pandemic as part of our continuity of operations procedures generally.

Case Studies

New Economy Client

Situation

•	Our client has a large online marketplace, including global operations and access to almost every country in the world.

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Due to its rapid growth over the last five to ten years, our client needed a partner who could keep up with their aggressive global scaling demands without compromising the quality of its customers’ experience.

Solution

•

Working closely with our client to formulate the service requirements of our engagement, we provided a tailored solution involving the design and development of scenario-based training programs, with an emphasis on service quality, customer experience and innovation and the dedication of business analytics experts to monitor and analyze customer trends and performance data as they provide actionable insights geared towards process efficiency and innovation.

•	In addition, we provided executive sponsorship, including an efficient management to employee ratio as well as the inclusion of a Director of Operations and Director of Support.

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We were also able to provide additional depth in our support to our customer experience offerings by hiring, training and managing highly skilled Mandarin-speaking agents as well as by implementing a dedicated support team to manage overflow of customer support tickets from the onshore support team.

Results

•	Our initial engagement in 2015 with the client began with 50 FTEs for omnichannel CX solutions in the Philippines.

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In 2017, we expanded our engagement and began providing services in our Malaysia office. By December 31, 2017, we had over 800 FTEs for this engagement covering services rendered from our Malaysia and Philippines offices. In 2018, we launched operations in China and Japan to support the client.

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Our engagement expanded to include more complex services, such as trust and safety verification for our client’s customers, the incorporation of a dispute resolution process between our client and its customers, as well as conducting global quality and compliance audits of the client’s in-house customer contact team and the other third parties that they have engaged as client experience service providers (including our competitors). We also included native Mandarin and Thai speakers in our service offerings from our Malaysia office.

•	We expanded to more than 2,500 FTEs as of December 31, 2020.

Search Engine Client

Situation

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Our client is a leading search engine company. We began providing sales and digital marketing services to our client’s customers in Malaysia with less than 15 FTEs based in our Malaysia office in 2012.

Solution

•	We worked closely with our client to deliver services beyond our client’s expectation by routinely exceeding the minimum KPIs required under our agreements with our client.

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When our client required us to scale up in terms of project size within a short time frame, we were able to do so by utilizing Flash to evaluate more than 1,500 new employee candidates in order to meet our client’s expanded requirements.

Results

•	In 2018 and 2019, our client engaged us to provide sales and digital marketing services to our client’s top-tier customers, which was previously handled entirely by our client’s in-house team.

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As of December 31, 2020, we have been engaged on 34 active campaigns with this client. We provide services to this client from five different countries (Singapore, Malaysia, Philippines, China and Japan), with a total of more than 900 FTEs. We provide services to the client’s customers in more than 10 different languages, including Vietnamese, Korean and Japanese.

Sales and Marketing

We market our services primarily through our business development team. Our business development team, which is led by our Philippines country director, has coverage teams for each of the Asia Pacific, North American and European regions. Once opportunities are discovered by the business development team, a dedicated pitch team works with our operating personnel, including our CEO and country directors, to develop proposals and pursue these opportunities. Relationships with existing clients are managed by our relationship managers, who are often the country directors at the locations where our client campaigns are focused and who are in charge of day-to-day operations on client campaigns. Our client relationship professionals collaborate with our operations teams, regional business analytics team and country directors to develop client-focused solutions that we pitch to our clients. Since the operations teams have day-to-day interactions with our clients, they provide valuable insight to our clients’ needs and issues. This allows us to incorporate client feedback quickly into our business development efforts and to tailor our proposals to known client needs.

While our business development team works to generate new leads and new clients, we believe that our growth has primarily been through a “network effect” based on our strong client relationships, client-centric focus and the desirable outcomes we have produced in campaigns for our clients. Our client relationships typically evolve from single, discrete campaigns into multiple and more complex campaigns across multiple client business lines or across new geographies. We focus our business development efforts on clients who require complex, high-value work where we believe we can provide significant value to our client’s operations. We also focus on providing a differentiated level of service, which we believe enables us to grow our business together with the growth of our clients’ businesses and grow our share of our client’s wallet. This also provides us with higher profit margins. We believe that expanding the services we provide to existing clients helps meet this goal because we have already firmly established our competencies and a basis of trust with our clients. See “—Case Studies.”

The process for developing a new client or securing a new campaign typically begins with a formal request-for-proposal or a less formal request by a client to consider an issue they are facing. We also propose new campaigns based on client needs that our operating teams uncover. The business development team works with the operating teams to define the scope, services, assumptions and execution strategies for a proposed campaign and to develop campaign estimates and pricing and sales proposals. Senior management personnel typically are involved in the development of each proposal. The sales cycle varies depending on the type and size of service required and generally ranges from six months to over a year.

Contracts and Pricing Model

Our contracts are typically structured as a master service agreement that embodies the key terms of our engagement with our clients. Many of our clients have their own standard master service agreement, or MSA, templates they use with their service providers but we have a MSA template that caters to clients who do not have their own templates.

Each client’s campaign is defined under a SOW, which sets out the services to be provided for each client campaign (including price, FTEs deployed, service level agreement and technical specifications). A SOW may also contain clauses that supersede the terms of the MSA as necessary for each campaign. This structure allows us to quickly define and implement new client campaigns as they come up without protracted legal discussions, which have been undertaken upfront in the MSA.

Our MSA contract terms typically range from one to three years, with new economy clients typically preferring one-year renewable contract terms. Our contracts also generally provide our clients a right to terminate any engagement at any time for convenience, subject in some cases to prior written notice. Typically, there are no amounts payable upon early termination. As we become more familiar of our clients’ businesses, we take advantage of opportunities to expand across the value chain and provide new and increasingly complex digital offerings to them via multiple channels to improve their processes. This in turn builds our clients’ confidence in us and encourages them to continue using our services.

Our contracts typically specify service levels that we must provide, as reflected by target key performance indicators selected by our clients according to their internal policies or requirements. Some examples of key performance indicators used by our clients are customer satisfaction and turnaround time. In the last five years, we have generally met our KPI requirements in most campaigns and none of our clients has terminated their respective agreement on the basis of consistent underperformance of KPIs.

Over the years, our pricing model has been modified, in part, based on industry trends and feedback we have received from our clients. Our current model includes a fixed rate per FTE and a variable price component that is based on meeting certain KPIs assessed periodically. Our pricing models for any given arrangement often include a fully priced rate per FTE or productive hour, subject to potential increases or deductions based on KPIs.

Clients

As of December 31, 2020, we were engaged by 37 clients, many of which are leaders in their respective industries and demand best-in-class service from their outsourcing partners. We have clients in a wide variety of industries which we organize under our ten industry verticals, including: (1) travel and hospitality, (2) digital advertising and media, and (3) fast-moving consumer goods. Our client base includes both long-standing marquee clients, as well as an expanding client base of new economy clients. Since 2012, when we acquired our first new economy client, new economy clients grew to contribute up to 66.8% and 82.5% of our total revenues for the years ended December 31, 2018 and 2019, respectively. See “Risk Factors—Risks Related to Our Business and Industry—Our largest clients account for a significant portion of our revenue and any loss of a large portion of business from any of those large clients could have a material adverse effect on our business, financial condition and results of operations.”

We have intentionally created an inclusive and diverse workplace culture that is compatible with that of our clients, and in particular, our new economy clients. We strive to assimilate into the local culture of the markets we serve and also create cultural alignment with our clients, which emphasizes a sustainable and collaborative approach to business and our five core values of (i) teamwork, (ii) innovation, (iii) courage, (iv) initiative and (v) trust. See “—Employees and Culture.” We believe that this cultural compatibility is often a key reason for our clients selecting us as a services provider. For example, in our first project serving customers in China, our U.S.-based client emphasized that our cultural alignment was a factor in us being selected over other service providers with strong China-focused capabilities.

We believe that the services we provide to our clients are often mission-critical to their businesses. As a result, our clients often deeply integrate us into their customer service offerings. For a discussion of our revenue by geographic segment see “—Our Services and Solutions.”

As part of the process for acquiring a new client, potential clients audit our business. After being awarded any new campaign, our clients will also periodically follow up with compliance audits, including audits conducted by third parties. We also have regular informal feedback from our clients on an ongoing basis. While the specific audit process varies from client to client, each client will typically conduct both a process and execution audit annually. Process audits typically cover a variety of areas, including cost management and invoicing accuracy; operational management including regular updates, clear roles and responsibilities; and information security management. Execution audits are mainly based on quantitative measure such as service-level and first-call resolution to evaluate customer care efficiency, operation efficiency and customer feedback.

Innovation and Development

We consider the innovation and development of new products and services to be an important part of our ability to provide high-value services to our clients. We conduct all of our innovation and development activities in-house through a dedicated digital innovation team located in Malaysia. As of December 31, 2020, our team included approximately 30 employees and focused on six areas, namely design, content generation, digital marketing, social media, tech, research and development. The development team focuses on building tools using artificial intelligence and machine learning to augment the delivery of the desired customer experience. We have received numerous awards relating to our research and development efforts. See “—Awards and Recognition.”

In the last few years, we have developed a number of innovative tools that enhance our service offerings, such as the TDCX mobile dashboard app, the Flash platform, AI-enhanced chat-bots and remote video support. We also enhanced productivity with robotic process automation and our enterprise data warehouse and we have also developed a remote monitoring application for security and fraud detection, which is in currently in prototype form. For more information on these tools, see “—Information Technology and Management Information Systems.”

Competition

Our core competitors are other digital customer experience providers as well as our clients’ own internal capabilities to perform some or all of the services that we provide. Fast-growing new economy clients tend not to have significant in-house capabilities equivalent to the services that we offer as a specialist and instead rely on one or more outsourced digital customer experience providers. We typically are not an exclusive service provider for our new economy clients as they prefer to engage more than one provider in each customer region to reduce their provider concentration risk. A key consideration for these new economy clients in choosing a digital customer experience vendor has been the speed and flexibility of such vendor in scaling with, and responding to changes in, the client’s business.

According to Frost & Sullivan, the customer experience outsourcing market in Southeast Asia is mature and fragmented as the top 15 service providers capture only slightly more than half of the market share by revenue. In the area of omnichannel CX solutions, we compete primarily against traditional customer experience service providers, boutique customer experience service providers, and, to a lesser extent, pure-play outsourcing service providers.

See “Industry Overview” and “Risk Factors—Risks Related to Our Business and Industry—We operate in a highly competitive environment, and any failure to compete effectively against current and future competitors could adversely affect our revenue and profitability.”

Our competitive advantage is that we are an internationally integrated, human-capital-centric provider of digital customer experience solutions, to our clients with a specific expertise in providing tailored solutions and managing complex new economy interactions.

We expect that competition will increase and potentially include companies from other countries that have lower personnel costs than those in the countries we operate. A significant part of our competitive advantage is our ability to attract, train, and retain talented personnel. In addition, relative to competitors in the United States and Europe, as a service provider primarily located Southeast Asia, we have a wage cost advantage.

All comments in this prospectus with respect to our competitors are based on information available in the public domain or provided by Frost & Sullivan. We have no access to, nor do we seek, our competitors’ commercially sensitive information.

Employees and Culture

We believe that our employees and our distinctive corporate culture are key enablers to our success and form the core strength of our business model and a strategic pillar to our competitive advantage. Our corporate culture is designed to foster a work environment that attracts, develops and retains a highly skilled workforce that can effectively engage in complex new economy interactions. As of December 31, 2020, more than 60% of our employees were college or university graduates. We focus on reinforcing a culture that emphasizes a sustainable and collaborative approach to business while being fully committed to our clients’ businesses. Our commitment to the growth and well-being of our employees is important to our success and we monitor our employee satisfaction to evaluate our performance in supporting our employees. In an internal engagement survey we conducted in 2020, we received an employee satisfaction score of 87% from our employee respondents. We believe that our distinctive culture is incorporated within all relationships and processes in our organization and fits within our values and goals.

Our culture is defined by five core values: (i) teamwork, (ii) innovation, (iii) courage, (iv) initiative and (v) trust, as illustrated below:

We recognize that our success in delivering complex and high-value services to our clients has come from our ability to identify, recruit, train and retain a highly motivated workforce. A highly trained and skilled workforce allows us to provide higher quality and higher margin services and solutions to our clients. The critical success factor is to ensure that our entire leadership is aligned with the drivers of our culture that best fit into our business strategy and vision. To that end, we have developed key guiding principles across five areas that reinforce and exemplify our core values: (i) Recruiting and Selection, (ii) Retention, Employee Engagement and Compensation, (iii) Learning and Development, (iv) Compliance and Control and (v) Performance.

Recruiting and Selection

We use an iterative process of hiring with multiple screening processes, including online assessments and behavioral interview techniques to select employees who will be successful at our Company. We believe our hiring decisions are consistent and consensus driven among panel interviewers. We use online interview platforms, such as our proprietary system, Flash, to video record interviews so that interviews follow a uniform set of questions and multiple internal stakeholders and clients can participate in the interview. Flash automates many of the routine administrative tasks from recruitment and shortens our hiring time by as much as half. We focus on hiring an international mix of expatriates and native language speaking employees.

We primarily recruit our employees through advertising on job boards and employee referrals. We focus on employee referrals, which we think helps us identify candidates who would fit within our Company culture and assimilate into the team. In the year ended December 31, 2020, over 63,000 job applicants were referred to us by our employees and more than 7,300 were successfully hired. We also use external recruitment agencies to help us hire employees in the new markets that we enter as well as to quickly scale up our hiring for new projects.

With our scalable business platform and our fast response time for the implementation of new client campaigns, we focus on both our ability to quickly staff a campaign and our ability to hire the right candidate who fits our criteria.

Retention, Employee Engagement and Compensation

In the year ended December 31, 2018, 2019 and 2020, our annual voluntary attrition rate, measured by the number of employees that voluntary left our Company in a period divided by the average number of employees in such period, was 21.5%, 23.1% and 24.8%, respectively, compared to the industry average of 30% to 35% in the Asia Pacific region, according to Frost & Sullivan.

Our dedicated engagement teams operate various employee engagement programs to promote retention. Our retention program begins as early as an employee’s first month with us. All employees go through a one-day induction program, conducted by our engagement champion team. Our induction program is also available online for new employees that work from home. The induction program introduces our Company’s history, mission, vision and values to the new hires. The program also promotes the formation of new friendships among the new hires, which we find helps increase employee engagement and retention.

We monitor our employee engagement through weekly employee satisfaction surveys that enable our management to understand and quickly address concerns of our employees. In 2020, we started conducting weekly internal surveys that asked a single question each week, which increased survey participation compared to our previous comprehensive monthly surveys. The increased frequency and the broad range of topics covered over time has allowed us to develop a more timely and complete understanding of our workforce.

Each of our client campaign teams has a dedicated human resources manager and engagement champions who are responsible for the wellbeing of that campaign team. We encourage wellness by promoting a sense of community among our employees. We believe that this sense of community is particularly important to our employees, especially employees under 35, who represent over half of our employees, and our expatriate employees who often relocate to join our Company. Our engagement team also organizes regular wellness events to promote physical and mental health, such as yoga and meditation and we have continued to provide these during the COVID-19 pandemic through online sessions. We also offer free annual health check-ups and employ psychologists for our content monitoring and moderation teams to help them deal with the particular stresses of content monitoring and moderation.

We pay our employees on a salary basis, with additional bonuses and incentive payments depending upon the client and campaign. Benefits include transport allowance, medical insurance, social security, telephone allowance and onsite food and refreshments at our physical offices.

Learning and Development

We believe that the opportunity for advancement is one of the key factors supporting our long-term employee retention. As of December 31, 2020, we have a team of over 200 trainers that lead our new employee initiation programs, client-campaign-specific training programs and our internal development programs.

New employees undergo an initial training program of up to three months when they join us. This training program is designed to instill our corporate values and culture from day one. It also helps our new employees understand the work we do as well as how to undertake that work competently and in accordance with regulatory frameworks governing data privacy such as the General Data Protection Regulation (GDPR EU) and the Personal Data Protection Act 2012, No. 26 of 2012 of Singapore. Campaign-specific training programs that provide staff with specific knowledge of our clients’ products, services, procedures and systems are developed in cooperation with our clients during project set-up. Throughout the life cycle of the campaign, our learning and development team continues to work with the client to refine and improve the programs to ensure that our services meet our client’s rigorous standards. Some campaign-specific-training programs involve up to an additional six months of training before an employee is fully integrated into a campaign team. Our employees’ customer knowledge is supported by our Knowledge Base Tool, or KB Tool, which is a digital product library and user portal that provides our employees quick and easy access to client-specific information they need to handle customer interactions. The KB Tool is regularly updated with information learned from our direct experience on client campaigns. We also use third-party tools such as LinkedIn Learning to connect and conduct general training sessions with our employees.

We also believe that personal and career developmental opportunities are important to the success of our business. Our commitment to having a highly skilled workforce and ability to compete on quality includes ensuring our employees throughout our Company have the necessary tools, skills and support to effectively do their job and build a career. Our internal surveys, which are based on self-reported employee information, show that: 84% of our employees felt that they had opportunities to grow and learn; 99% of our employees knew what is expected from them; and 96% of our employees strongly understand and aligned their work to the vision and mission of our Company.

As a growing organization, we recognize that our leadership pipeline is critical to our future success. Our employees have access to a wide range of classroom courses including functional skills, leadership skills and data analytics programs provided by our internal learning and development department to ensure that they are equipped to deliver complex and high-value services for our clients. We provide additional training on performance analytics and on-demand knowledge modules through our TDU online learning platform, which contains recorded presentations, quizzes and interactive modules on key skills such as compliance and security, self-management, inter-personal relations, leadership and business development. Many of our employees have received COPC CX Implementation Leader certifications offered by COPC, Inc., an industry leader in customer experience operations qualifications. Our Malaysian office has received an ISO 18295:2017 certification for customer contact center operations. We also have over 900 employees with Google Ads certifications as of December 31, 2020, which includes employees that have been certified pursuant to client requirements.

We utilize the GROW coaching method, which is a goal-oriented best practice for employee development. GROW stands for (1) Goal, (2) Current Reality, (3) Options (or Obstacles) and (4) Will (or Way Forward). All of our managers and team leaders receive training in the use of the model and coaching sessions are documented and tracked using our in-house coaching tool. The GROW model is central to our approach to staff development.

Performance and Compliance

We depend on our ability to consistently perform to the highest standards. In addition, we are typically required to provide certain minimum thresholds of service quality under our client contracts. Our performance tracking is enhanced by our real-time data reporting and analysis, which helps us identify issues with individual and campaign level performance. Our team leaders conduct weekly evaluations with our team members based on our data analysis of key performance indicators.

The performance and compliance metrics that we track vary by client and campaign. Generally with respect to our omnichannel CX solutions, we track metrics over five key areas: quality, accessibility, efficiency, cost performance and strategic impact.

Quality metrics measure subjective quality of the services we provide from the point of view of the customer. Some examples include customer satisfaction scores, which rate customer happiness with a given interaction, first contact resolution, which measures whether or not a problem was resolved in the customer’s first interaction with us, customer effort scores, which measures the ease in which the customer was able to obtain answers from us, and net promoter scores, which rates the likelihood that a customer would recommend our service to others.

Accessibility scores measure how easy it is for customers to reach us. These scores are typically objective, and include service-level scores, which measure the number of calls answered within a certain number of seconds (i.e., 80% of all calls answered in 20 seconds (or approximately three telephone rings)), abandoned call rate, which is the number of callers who hang up the phone before the call is answered, and turnaround time, which measures the speed in which we complete a ticket or close an issue logged by a customer.

Efficiency metrics measure resource wastage and redundancy, and include metrics such as forecast accuracy, which measures how actually call and interaction load compare to the forecasted load, and average handling time, which measures how long it takes on average to resolve a customer interaction.

Cost performance metrics measure the cost per interaction, which can be lowered by increasing operational efficiency.

Strategic impact metrics measure the ability of our operations to deliver sustainable performance, and include items such as employee engagement scores and employee attrition.

We also track many campaign-specific metrics. For example, for sales calls, we track our contact rates (the percentage of people in our target list we were able to reach) and our conversation rate (the percentage of contacted persons who chose to buy the product being sold). With respect to technical support campaigns, we track items such as the technical service resolution rate (what percentage of problems did we resolve remotely) and the no parts used rate (the percentage of onsite service requisitions which were unnecessary since they did not require any replacement of parts).

Employees by Position and Geographic Location of Office Providing Services

The following table sets out the number of our employees by job classification:

	As of December 31,
	2020	2019	2018
Agents(1)	9,128	7,213	4,608
Project Support	1,361	1,365	678
Support Staff	862	636	445

Total	11,351	9,214	5,731

Note:

(1)	Under our employee classification system, a FTE under our MSAs and SOWs is classified as an “agent.”

The following table sets out the number of our agents by the geographic location of the office providing services. We present our revenue by geographic location based on which office delivers the service, irrespective of the location of the client engaging our services or the location of the customer that we are interacting with.

	As of December 31,
	2020	2019	2018
Singapore	1,092	913	821
Philippines	4,265	2,847	1,596
Malaysia	2,140	1,876	1,244
Thailand	1,178	881	695
China	181	493	217
Japan	229	190	35
Spain	43	13	—
India(1)	—	—	—
Colombia(1)	—	—	—

Total	9,128	7,213	4,608

Note:

(1)	As of December 31, 2020, the office had not yet commenced operating any campaigns.

The following table sets out the number of our total employees by the geographic location of the office providing services or conducting operations. We present our revenue by geographic location based on which office delivers the service, irrespective of the location of the client engaging our services or the location of the customer that we are interacting with.

	As of December 31,
	2020	2019	2018
Singapore	1,278	1,099	986
Philippines	4,692	3,542	2,003
Malaysia	3,102	2,552	1,586
Thailand	1,633	1,180	848
China	284	580	267
Japan	295	233	40
Spain	59	28	1
India	—	—	—
Colombia	8	—	—

Total	11,351	9,214	5,731

We hire primarily permanent employees for our campaigns, though we may hire temporary employees on fixed-term contracts. We do not match employee contract durations to campaign duration and we assign our employees to other campaigns at the end of a client engagement. Substantially all of our employees are employed on a full-time basis.

As of the date of this prospectus, our workforce in Spain was under the Spanish telemarketing industry’s collective bargaining agreement.

Information Technology and Management Information Systems

The technologies we utilize in the delivery of our services are a mix of licensed software, proprietary, in-house developed software, and software provided by our clients. We have a flexible, scalable and reliable technology platform that enables us to deliver customizable services and solutions for our clients in line with their business requirements. Our information technology team includes experts on technology project management, infrastructure management, information security and operational service delivery, thereby permitting us to adapt our infrastructure services to our clients through various phases of our clients’ engagements.

Flash

Flash is a highly customizable remote, video-based recruitment platform which we use to record video assessments, provide written assessments and conduct live interviews. The system provides a question bank and customizable assessments which are tailor-made for each client’s operating environment. Flash allows us to video-record employee interviews for the benefit of our clients, asking the questions clients need us to ask. This allows us to interview employee candidates in local time zones yet enables clients to view these interviews at any preferred time in their own time zone. This allows our clients to provide input on the employees that will be staffed on their campaigns and creates trust with our clients since they get to participate in the hiring process and ensure that we are calibrated and hire personnel not only with the relevant skills and knowledge, but who also fit within our culture. In particular, the system allows us to more efficiently recruit expatriate employees, since it allows us to interview candidates across jurisdictions quickly and effectively and track and monitor the overall recruitment process.

The system also helps to reduce the amount of administrative work involved in recruiting by providing commenting and other collaboration procedures to allow the recruitment team to evaluate candidates. The system supports data analytics, as well as automated interview scheduling, candidate onboarding capabilities and online contract signing. Overall, we believe that the system reduces the amount of time it takes to recruit a new hire by up to half.

Since implementing Flash into our workflows, we have used it to interview over 183,000 candidates as of December 31, 2020. As an internally developed product, it has also enabled significant cost savings compared to external products, which have many of the same functions, but charge on a per-interview basis. For us, Flash is scalable at no additional cost.

We are excited about Flash as the next stage of development sees the enablement of speech analytics and voice recognition for authentication and emotional overlaying on spoken response. We believe that coupling spoken analytics and emotional analytics with facial recognition and options for work at home agents will bring Flash to the forefront of technological innovation in selection and hiring.

TeleSmart CRM

Our TeleSmart CRM platform allows multi-stakeholder case management, online knowledge base management, automated SMS-based follow-up, automatic inbound and outbound email coverage and online data analytics that allow managers and our clients to review real-time performance indicators. The platform’s ability to analyze the data from customer interactions allows us to perform root cause analysis on possible client product issues. For example, through the use of keywords analysis presented through various social media channels and customer interactions, along with sentiment analysis, we were able to successfully identify product issues relating to a fast-moving consumer goods client and notify them of such an issue. In another example, we were able to analyze the responses and feedback collected from customers, and identify underlying issues related to one of our client’s products, in the consumer electronics sector. As a result, the client had sufficient time to develop a product fix and initiate product recall and replacement for all affected customers. A key feature of the system is its ability to integrate with established telephony system platforms, chat visualizers and email services in order to provide an omnichannel view of customers for our clients.

TDCX Mobile Dashboard App

Our TDCX Mobile Dashboard App provides easy access to key metrics for client campaigns such as service levels, call and contact volumes, among others. Prior to the implementation of this app, daily performance reports were compiled in spreadsheets and distributed to clients via email, which was tedious to prepare, error-prone and subject to time lag. Our TDCX Mobile Dashboard App was created to streamline the delivery of performance data to clients for their campaigns. Clients can access campaign dashboards on iOS and Android devices. The interactive dashboards allow clients to compare metrics (whether daily, weekly or monthly), to analyze trends and progression over time, and drill down on specific parameters for more detail. The dashboard is fully integrated with our analytics systems and is fully automated.

Browser-based Video Chat Platform

We have created a browser-based video-support platform based on a third-party programming interface that uses hyperlink technology for quicker set-up and authentication compared to other video-chat support technologies, which require end-customers to install new apps on their mobile device. Nexmo provides APIs which allow us to send text messages to customers. The video-support function allows live interaction with customers, which provides more dedicated and immediate addressing of customer feedback. For example, it allows us to view the issues with a client’s products directly, so that we can provide on-the-spot solutions in certain situations to our clients’ customers. This has decreased the cost to our clients by reducing the number of occurrences when the shipment of non-defective products back to our client for support is necessary.

Licensed Technologies and Other Third-Party Technologies

We are also rolling out AI-enhanced chat-bot functionality, based on licensed technologies, which is currently live with two clients. These are hybrid chat-bots that can automatically handle customer interactions but can also seamlessly hand contact over to human staff to manage more complex situations. This allows us to provide a higher level of service at a lower cost.

We deploy web-based robotic process automation technologies licensed from Automation Anywhere, which allows us to automate many of our routine business processes. As of December 31, 2020, we have implemented over 30 automation projects, including information gathering, data entry, data monitoring and validation and quality control processes. The robotic process automation technologies are fully integrated with our internal systems so that all information flow is automated. These technologies have been particularly helpful in report generation, where business analysts may need to refer to reports generated by as many as seven different systems to prepare information for our clients. These systems have automated tedious, repetitive, time-consuming activities that were prone to human error.

We also license various contact center platforms and technologies, such as automatic call distributors, from vendors including Avaya, Aspect, Asternic and Vicidial. We also use the NICE platform to record calls for quality assurance. NICE also provides our workforce management platform which can integrate with our automatic call distributors, to provide a historical record of our interactions, leading to accurate forecasting and scheduling of our workforce. For general back-office functions, we employ SAP Business One, as a business management software which we use for our finance and accounting functions, SAP Success factors, as our human resources information system; and Syncpay, our cloud payroll software application. We have also licensed other products that integrate with our proprietary systems, such as Zendesk CRM and Nexmo which integrate with our video chat functions, Twilio, a cloud communications platform, which integrates with Flash and our browser-based video chat platform, and Google Cloud for data backup.

We often utilize the software platforms developed or implemented by our clients. Many of our clients, particularly our new economy clients, have their own licensed or proprietary customer relationship management or call management software packages that they have implemented. We utilize these systems and integrate them with our internal technology to form a seamless part of our clients’ customer management systems.

Databases and Infrastructure

An integral feature of our Flash, TDCX Mobile Dashboard App and TeleSmart CRM systems is the use of a relational database management system, which gives us the ability to run customizable reports using a variety of reporting engines.

We believe that our infrastructure redundancy, security and capacity is, at a minimum, consistent with the standards of our industry generally. We work closely with several leading original equipment manufacturers and principal technology partners to ensure our infrastructure is able to support our current operations and expected growth. The robustness of our telecommunications network has allowed us to achieve high levels of network availability for day-to-day operations.

Our business continuity management plan includes strategies to mitigate certain inherent risks and failures in critical platforms and applications by using a combination of redundancies and resilience in our technology infrastructure, telecom networks and distributed computing, relying on a combination of state-provided and privately owned power sources, a distribution of work between our multiple service delivery centers and multi-vendor transportation and logistics management. We also employ a dedicated team of trained professionals to help maintain continuity in Singapore, the Philippines, Malaysia and Thailand, where we have reached a critical mass to necessitate such a structure. We typically operate across multiple buildings in the same city to avoid building-related outages, and we employ power backups in the form of heavyweight uninterruptible power supply systems backed by diesel generators. We also have the ability to provide backup sites across our network and from one country to another, where our clients make their global automatic call distributor platforms available to us.

We have received certifications such as ISO 9001:2015 and ISO 27001:2013 for optimal management of various aspects of information security, including personnel, physical, systems and facility security. Our information security framework takes into account compliance requirements and protection of our clients’ and their customers’ information. We work on the principle of storing no customer data wherever possible in order to keep customer data and data privacy on the networks of our clients. Most clients do not require us to store customer data. Where we do, all reasonable efforts are made to secure such data, by keeping the data on servers in our data centers which are physically and logically partitioned and protected. All our clients are on separate virtual-local area networks and are logically partitioned from one another. Client contracts usually specify data protection obligations and levels of data protection.

On a physical level, all our locations have security-controlled access that is restricted only to personnel who have a need to be present on the call floor for operational reasons.

Intellectual Property

In November 2019, we rebranded ourselves as “TDCX” and began providing services using our “TDCX” trademark. There are trademark registrations in nine jurisdictions in the name of TDCX Holdings Pte. Ltd.: Singapore, Malaysia, Hong Kong, the Philippines, China, EU, India, Colombia, and the Cayman Islands. There are pending applications for trademark registration in four jurisdictions: Thailand, Japan, the United States and South Korea.

Our contracts usually provide that all intellectual property created for the use of our clients will automatically be assigned to our clients. We also use our clients’ software systems and third-party software platforms to provide our services. We customarily enter into licensing and nondisclosure agreements with our clients with respect to the use of their software systems and platforms.

Facilities

Our corporate headquarters is located in Singapore and, as of December 31, 2020, we leased properties in Singapore, the Philippines, Malaysia, Thailand, China, Japan, Spain, India and Colombia. Our largest footprint in terms of leased property spaces that support our operations are the Philippines, where we lease approximately 205,214 square feet, Malaysia, where we lease approximately 172,348 square feet, and Singapore, where we lease approximately 96,245 square feet and includes our corporate headquarters.

In addition, we have obtained a right to use facilities in Spain and Japan from co-working space providers. Once we have established business in a new geography, as part of our scaling process, we will enter into leases in order to support our operations.

Awards and Recognition

Since our founding, we have received over 200 awards to date, including:

•	Best Outsourced Contact Centre Of The Year (Above 100 Seats) – Gold Award—Awarded by 20th Contact Centre Association of Singapore International Contact Centre Awards to our Singapore office in 2020;

•	Best Companies to Work for In Asia 2020—Awarded by HR Asia Award Philippines to our Philippines office in 2020;

•	Best Companies to Work for In Asia 2020—Awarded by HR Asia Award Thailand to our Thailand office in 2020;

•	Best Employer Branding – Silver Award—Awarded in the 15th Employer Branding Awards by Asia Recruitment Award to our Malaysia office in 2020;

•	Most Attractive Graduate Employers To Work For in 2021 (Ranked Third in the BPO Category)—Awarded by Graduates’ Choice Award to our Malaysia office in 2020;

•	Top 100 Asia’s Best Employer Brands—Awarded in the 14th Employer Branding Awards by the Employer Branding Institute to our Malaysia office in 2019;

•	Best Companies to Work for In Asia 2019—Awarded by HR Asia Award Philippines to our Philippines office in 2019;

•	Malaysia’s Best Employer Brand Award—Awarded by World HRD Congress to our Malaysia office in 2019;

•	Best Supplier—Value Add and Innovation Award for Global Customer Care– Awarded by a search engine client to our Malaysia office in 2019;

•	Great Place to Learn Certification—Awarded by Great Place to Work Institute & SkillsFuture Singapore to our Singapore office in 2019;

•	Great Place to Learn Certification—Awarded by Great Place to Work Institute & SkillsFuture Singapore to our Singapore office in 2020;

•	CEO Service Excellence Award—Outstanding Partner—Awarded by an airline client to our employee in our Singapore office in 2019;

•	Winner for Enterprise 50 Award—Awarded by KPMG and Business Times to TDCX HPL in 2019;

•	17th Annual Ernst & Young Entrepreneur of the Year in the Outsourced Solutions category – Awarded by Ernst & Young Singapore to our Founder in 2018;

•	Asia’s Best Employer Brand Award—Awarded by World HRD Congress to our Singapore office in 2018; and

•	Most Innovative Productivity Solution – Silver Award—Awarded by 18th Contact Centre Association of Singapore International Contact Centre Awards to our Singapore office in 2018.

Insurance

We maintain property insurance policies covering our equipment and facilities in accordance with customary industry practice. We carry occupational injury, medical, pension, maternity and unemployment insurance for our employees, in compliance with applicable regulations. We do not carry general business interruption or “key person” insurance. We will continue to review and assess our risk portfolio and make necessary and appropriate adjustments to our insurance practices to align with our needs and with industry practice in Singapore and in the market in which we operate.

Litigation and Other Legal Proceedings

As of the date hereof, we are not party to any significant proceedings.

REGULATORY ENVIRONMENT

Due to the geographic diversity of our operations and services, our operations are subject to a variety of rules and regulations. We are subject to all of the local regulations generally applicable to businesses in the jurisdictions in which we operate, including with respect to employment, health and safety, competition, tax and other regulations. We set out below brief descriptions of certain regulations particularly significant for our operations. See “Risk Factors—Risks Related to Countries Where We Operate—Developments in the social, political, regulatory and economic environment in the countries where we operate, may have a material and adverse impact on us.”

Singapore

The Personal Data Protection Act 2012, No. 26 of 2012 of Singapore, or the PDPA, generally requires organizations to give notice and obtain consents prior to collection, use or disclosure of personal data (data, whether true or not, about an individual who can be identified from that data or other accessible information). The PDPA also imposes various obligations upon organizations, or the Main Data Protection Obligations, that relate to, among other things, the access to, the correction of, the protection of, the retention of and the transfer of, personal data. In addition, the PDPA requires organizations to check national “Do-Not-Call” registries prior to sending marketing messages addressed to Singapore telephone numbers through voice calls, fax or text message.

The PDPA specifies various offenses that apply for failure to comply with PDPA requirements, which could apply to both organizations and their officers, depending on the circumstances. The PDPA also created a regulatory agency, the Personal Data Protection Commission, which has the power to give directions to organizations for compliance with the PDPA, including the power to require an organization to pay a penalty of up to S$1 million for breach of PDPA requirements (or, under amendments to the PDPA which have been passed but which are not expected to be in force until early 2022, up to 10% of the organization’s annual turnover in Singapore where that turnover exceeds S$10 million). Apart from this, an individual has a right of private action against an organization for breach of the Main Data Protection Obligations if the individual suffers loss or damage directly as a result of a contravention of the Main Data Protection Obligations by an organization. The relief which a court may grant includes damages, injunctions and relief by way of declaration.

The Employment of Foreign Manpower Act, Chapter 91A of Singapore, provides that no person shall employ a foreign employee unless the foreign employee has a valid work pass. Work passes are issued by the Controller of Work Passes.

The Employment Act, Chapter 91 of Singapore, or the Singapore EA, prescribes certain minimum conditions of service that employers are required to provide to their employees, including (i) minimum days of statutory annual and sick leave; (ii) paid public holidays; (iii) statutory protection against wrongful dismissal; (iv) provision of key employment terms in writing; and (v) statutory maternity leave and childcare leave benefits. In addition, certain statutory protections relating to overtime and hours of work are prescribed under the Singapore EA, but only apply to limited categories of employees , such as an employee (other than a workman or a person employed in a managerial or an executive position) who receives a salary of up to S$2,600 a month. Other employment-related benefits which are prescribed by law include (i) contributions to be made by an employer to the Central Provident Fund, under the Central Provident Fund Act (Chapter 36) in respect of each employee who is a citizen or permanent resident of Singapore; (ii) the provision of statutory maternity, paternity, childcare and adoption leave benefits (in each case subject to the fulfilment of certain eligibility criteria) under the Child Development Co-savings Act (Chapter 38A); (iii) statutory protections against dismissal on the grounds of age, and statutory requirements to offer re-employment to an employee who attains the prescribed minimum retirement age, under the Retirement and Re-employment Act (Chapter 274A); and (iv) statutory requirements relating to work injury compensation, and workplace safety and health, under the Work Injury Compensation Act (Chapter 354) and the Workplace Safety and Health Act (Chapter 354A), respectively.

There is no minimum statutorily prescribed wage in Singapore. Singapore employment law also does not prescribe any mandatory annual wage supplement, bonus payments or severance payments to be provided by an employer to its employees. Any such payment to be made to an employee (including as to frequency and amount) is at the discretion of the employer. An employer and its employee are generally free to agree on a notice period for termination of employment. If the employment contract does not provide for a notice period, the employer must adhere to the minimum notice periods stipulated in the Singapore EA. The Singapore EA confers a statutory right on either party to terminate the employment relationship immediately without waiting for the expiry of the notice period by paying salary in lieu of notice.

Philippines

Under Philippine law, any person intending to conduct business within a local government unit’s administrative jurisdiction is required to secure a business permit issued by the local chief executive of such local government unit. The conduct of business operations without the required business permit may result in the payment of fines that may vary depending on the amounts prescribed in the tax ordinance of the relevant local government unit, and closure of the business. In the case of any violation of the ordinances of the relevant local government unit, as well as other applicable Philippine law, the local government unit may impose fines, and in certain cases, revoke or cancel a business permit. If a business permit is revoked or cancelled, the local government unit shall also order the closure of the business.

Certain companies may avail of certain incentives under Philippine law, subject to compliance with applicable rules and regulations of PEZA. PEZA is a government corporation that operates, administers and manages designated special economic zones, or Ecozones, around the Philippines. An Ecozone may contain any or all of the following: industrial estates, export processing zones, free trade zones, and tourist or recreational centers. PEZA-registered enterprises within an Ecozone are entitled to fiscal and non-fiscal incentives such as, but not limited to, income tax holidays. The enjoyment by PEZA-registered enterprises of certain fiscal and non-fiscal incentives is subject to the terms and conditions of their respective registration agreements with PEZA and continuing compliance with the PEZA rules and regulations and related laws.

Transfers of assets of the PEZA-registered enterprises used in relation to its PEZA-registered business require the consent or approval of PEZA. In addition, the transfer/sale of all or substantially all of the assets of the corporation shall be subject to the requirements of Act No. 3952, as amended, otherwise known as the “Bulk Sales Law” and the Revised Corporation Code of the Philippines.

In respect of declaration and payment of dividends, the board of directors of a Philippine corporation may only declare dividends out of unrestricted retained earnings. The issuance of stock dividends requires the ratification of at least two-thirds (2/3) of the outstanding capital stock of the corporation.

The Data Privacy Act of 2012 of the Philippines, or the Philippine Data Privacy Act, is a comprehensive and strict privacy legislation aimed to protect the fundamental human right to privacy of data subjects by: (a) protecting the privacy of individuals while ensuring free flow of information; (b) regulating the collection, recording, organization, storage, updating or modification, retrieval, consultation, use, consolidation, blocking, erasure or destruction of personal data; and (c) ensuring that the Philippines complies with international standards set for data protection through National Privacy Commission, or the NPC. The Philippine Data Privacy Act mandates companies to inform the individuals about how their personal information is collected and processed. It also ensures that all personal information must be (a) collected and processed with lawful basis, which includes consent, and only for reasons that are specified, legitimate, and reasonable; (b) handled properly, ensuring its accuracy and retention only for as long as reasonably needed; and (c) discarded properly to avoid access by unauthorized third parties. Under the Philippine Data Privacy Act and its implementing rules, all Philippine companies shall comply with the following: (a) appoint a data protection officer; (b) conduct a privacy impact assessment; (c) adopt a privacy management program and privacy policy; (d) implement privacy and data protection measures; and (e) establish a breach reporting procedure. In addition, companies with at least 250 employees or access to sensitive personal information of at least 1,000 individuals are required to register their data processing systems with the NPC. Non-compliance with applicable provisions of the Philippine Data Privacy Act may, upon notice and hearing, be subject to compliance and enforcement orders, cease and desist orders, temporary or permanent bans on the processing of personal data, or payment of fines. In the case of non-compliant corporations, the penalty of fine and/or imprisonment shall be imposed upon the responsible officers (e.g., data protection officer, compliance officer), as the case may be, who participated in, or by their gross negligence, allowed the commission of the crime and/or security breach.

With respect to labor and employment, the Department of Labor and Employment, or DOLE, is the Philippine government agency which has exclusive authority in the administration and enforcement of labor and employment laws such as the Labor Code of the Philippines and the Occupational Safety and Health Standards and such other laws as specifically assigned to it or to the Secretary of the DOLE.

Republic Act No. 6727, otherwise known as the Wage Rationalization Act of the Philippines, or RA 6727, mandates the fixing of minimum wages applicable to different industrial sectors including retail and service establishments. Pursuant to RA 6727, the relevant Regional Tripartite Wages and Productivity Board issues wage orders which prescribe the daily minimum wage rates per industry per locality within the region and in some instances depending on the number of workers and the capitalization of enterprises. The wage increases prescribed under the wage orders generally apply to all private sector workers and employees receiving the daily minimum wage rates or those receiving up to a certain daily wage ceiling, where applicable, regardless of their position, designation, or status of employment, and irrespective of the method by which their wages are paid.

Under the Labor Code of the Philippines, employees may be retired upon reaching the retirement age established in the employment contract or applicable collective bargaining agreement, if any. In the absence of any agreement providing for retirement benefits of employees, an employee, who has served at least five years in an establishment which employs more than 10 employees, may retire upon reaching the age of 60 years or more but not beyond 65, which is the compulsory retirement age. The minimum retirement pay shall be equivalent to one-half month salary for every year of service, a fraction of at least six months being considered as one whole year. The retirement benefits mandated by the Labor Code of the Philippines are separate and distinct from those granted by the Social Security System, or SSS.

An employer or any person who uses the services of another person in business, trade, industry or any undertaking is required under Republic Act No. 11199, the Social Security Act of 2018, to ensure coverage of employees following procedures set out by the law and the SSS. Under the said law, an employer must deduct from its employees their monthly contributions in an amount corresponding to his salary, wage, compensation or earnings during the month in accordance with the monthly salary credits, the schedule and the rate of contributions as may be determined and fixed by the Social Security Commission, pay its share of contribution and remit these to the SSS within a period set by law and/ or SSS regulations.

Employers are likewise required to ensure enrollment of its employees in a National Health Insurance Program administered by the Philippine Health Insurance Corporation a government corporation attached to the Department of Health tasked with ensuring sustainable, affordable and progressive social health insurance pursuant to the provisions of Republic Act No. 10606, the National Health Insurance Act of 2013. On February 20, 2019, Republic Act No. 11223, the Universal Health Care Act, was enacted, which amended certain provisions of the National Health Insurance Act of 2013. Under the said law, all Filipino citizens are now automatically enrolled into the National Health Program. However, membership is classified into two types, direct contributors and indirect contributors. Direct contributors refer to those who have the capacity to pay premiums, are gainfully employed and are bound by an employer-employee relationship, or are self-earning, professional practitioners, migrant workers, including their qualified dependents, and lifetime members. On the other hand, indirect contributors refer to all others not included as direct contributors, as well as their qualified dependents, whose premium shall be subsidized by the national government including those who are subsidized as a result of special laws. Every member is also granted immediate eligibility for health benefit package under the program.

Under Republic Act No. 9679, the Home Development Mutual Fund Law of 2009, all employees who are covered by the SSS must also be registered with and covered by the Home Development Mutual Fund, more commonly referred to as the Pag-IBIG Fund.

Malaysia

In general, there is a requirement to obtain business premise and advertisement licenses from the relevant local councils and authorities in accordance with the Local Government Act 1976 and the relevant by-laws and regulations for operating business premises in Malaysia. Most local or district councils have Licensing of Trades, Businesses and Industries By-Laws which stipulate, among others, that no person shall carry on any trade, business or industry in any place or premise within the respective district council unless he is licensed. Each set of by-laws applies within the boundaries of each local or district council. It is an offence for any person to use any premise for operating any business premise without a business premise license, which on conviction, is punishable with a fine not exceeding RM2,000 or to imprisonment for a term not exceeding one year or both and in the case of a continuing offence, to a fine not exceeding RM200 for each day during which the offence is continued after conviction.

Under the Personal Data Protection Act 2010 of Malaysia, or the Malaysian PDPA, organizations are required to (i) obtain consent from the individuals prior to collecting, using or disclosing their personal data unless the limited exceptions under the Malaysian PDPA arises; (ii) inform individuals in writing in two languages (i.e. English and the national language) of, amongst other things, the purposes for which their personal data will be processed and the third parties to whom their personal data will be disclosed; and (iii) ensure that the personal data collected will be processed in a safe and secure manner in accordance with the security standards prescribed under the Personal Data Protection Standard 2015.

An organization that fails to comply with the provisions under the Malaysian PDPA may, if found guilty, be liable to a financial penalty up to a maximum of RM500,000 and any person who, at the time of the commission of the offence, was a director, chief executive officer, chief operating officer, manager, secretary or any person in a managerial capacity may also be jointly or severally liable with the organization and be subject to imprisonment of up to a maximum of five years.

With respect to employee considerations, companies in Malaysia are also subject to the requirements under the Employees Provident Fund Act 1991, or the EPF Act, the Employees Social Security Act 1969, or the ESS Act, and the Employment Insurance System Act 2017, or the EIS. The EPF Act imposes statutory obligation on employers and employees to make contribution to the employees’ provident fund, or the EPF, which is a pension fund that is mandatory (with a few exceptions) for all Malaysian employees. The EPF is a saving scheme for retirement purposes of an employee.

The ESS Act provides for social security for employment injury contingencies in favor of employees and is administered by the Social Security Organisation. It provides the right to claim benefits such as invalidity pension, disablement benefit, dependent’s benefit, funeral benefit and survivors’ pension. With effect from June 1, 2016, employers are required to make monthly deductions and contributions for all employees depending on their ages but regardless of their monthly wages, and generally calculated based on their monthly wages.

The EIS is an act administered by the Social Security Organization to provide certain benefits and a re-employment program for insured persons in the event of loss of employment. The EIS will provide temporary financial aid for up to six months for retrenched employees until they find new employment. Under the EIS, every employee and employer is required to pay mandatory monthly contributions to the Social Security Organisation in accordance with the prescribed rates.

In Malaysia, the Employment (Restriction) Act 1968 provides that a non-citizen shall not be employed in any business in Malaysia without a valid employment permit. A foreign employee is required to obtain a work permit such as employment pass or professional visit pass issued by the Department of Immigration, Malaysia in order to carry out employment in Malaysia.

Thailand

The Foreign Business Act B.E. 2542 (A.D. 1999), or the FBA, is the primary law regulating foreign participation or ownership of business operations in Thailand. Unless otherwise permitted by other applicable laws (e.g. Investment Promotion Act B.E. 2520 (A.D. 1977) (as amended), other bilateral treaties and etc.), foreign business operations in Thailand will generally be subject to the FBA and a “Non-Thai” person (as defined in the FBA) cannot conduct certain restricted businesses in Thailand, unless a foreign business license is obtained.

Under the FBA, a “Non-Thai” is defined as:

(i)	a natural person not holding Thai nationality;

(ii)	a juristic person not registered in Thailand;

(iii)	a juristic person registered in Thailand and having the following characteristics:

(a)

a juristic person at least one-half (50%) of whose share capital is held by persons under paragraph (i) or (ii), or a juristic person at least one-half (50%) of whose total capital is invested by persons under paragraph (i) or (ii); or

(b)	a limited partnership or a registered ordinary partnership whose managing partner or manager is a person under paragraph (i); or

(iv)

a juristic person registered in Thailand at least one-half (50%) of whose share capital is held by persons under paragraph (i), (ii) or (iii), or a juristic person at least one-half (50%) of whose total amount of capital is invested by persons under paragraph (i), (ii) or (iii).

In addition, any investment by the Thai partners must be genuine and can be proved to the satisfaction of Thai courts that the Thai partners do not hold shares for or on behalf of the Non-Thai person in breach of applicable foreign shareholding limit. The Civil and Commercial Code of Thailand (as amended) requires a private company to have a minimum number of three shareholders. Failure to comply with such minimum shareholder requirement may be grounds for a Thai court to order dissolution of the company.

The Life Insurance Act B.E. 2535 (A.D. 1992) (as amended) and the Non-Life Insurance Act B.E. 2535 (A.D. 1992) (as amended) and relevant rules and regulations issued thereunder by the Office of Insurance Commission of Thailand regulate, amongst other, an operation of insurance brokerage business in Thailand, whereby any person wishing to engage in insurance brokerage business must obtain a requisite license before commencing such businesses.

The Commercial Registration Act B.E. 2499 (A.D. 1956) (as amended) and relevant rules and regulations issued thereunder by the Ministry of Commerce of Thailand require operators of certain prescribed businesses, including trading of products or services by electronics via internet system, to register themselves with the relevant Commercial Registration Office. Likewise, the Personal Data Protection Act B.E. 2562 (A.D. 2019), or the Thai PDPA, which will come into full effect on June 1, 2021, regulates the collection, storage, usage, disclosure and transfer of personal data of individuals in Thailand. In brief, the Thai PDPA requires data controllers and data processors to comply with the requirements prescribed thereunder, including, amongst others, consent requirements, lawful grounds, privacy notice, disclosure and transfer restrictions, and rights of data subjects.

We are also the recipient of certain investment incentives provided by the BOI. The Investment Promotion Act B.E. 2520 (A.D. 1977) (as amended) empowers the BOI to grant investment incentives to qualified business activities in Thailand. In particular, the BOI incentives primarily include (i) tax incentives (e.g. exemption or reduction of corporate income tax and import duties for machinery and raw materials); and (ii) non-tax incentives (e.g. permission to own land, remittance of foreign currency and bringing skilled workers into Thailand). In this connection, the BOI incentives are granted according to the type of qualified business activities (i.e. Activity-based incentives), whereby additional incentives may be granted for businesses which stimulate competitiveness enhancement, decentralization and industrial area development (i.e. Merit-based incentives). See “Risk Factors—Risks Related to our Business and Industry—We may fail to attract and retain enough highly trained employees to support our operations.”

The principal laws governing labor matters in Thailand are the Civil and Commercial Code (as amended) on contracts relating to the hire of services, the Labor Protection Act B.E. 2541 (A.D. 1998) (as amended), the Labor Relations Act B.E 2518 (A.D. 1975) (as amended), the Social Security Act B.E. 2533 (A.D. 1990) (as amended) and the Workmen’s Compensation Act B.E. 2537 (A.D. 1994) (as amended), which regulate work hours, holidays, leaves, wages, overtime, work rules and regulations, severance pay, welfare, and other similar matters. In the case of a termination of employment, the employer is obligated to provide prior notice to any employees being terminated not less than one wage payment period in advance or pay wages to such employees in lieu of the advance notice, which must be paid on the termination date. Likewise, an employer is generally required to make payment of severance pay to employees if their employment is terminated through no fault of their own in an amount ranging from 30 to 400 days’ worth of their remuneration, depending on an individual employee’s period of employment.

China

Agorae Beijing, our wholly owned subsidiary incorporated in the PRC, provides consulting services to Beijing Rongma Tiancheng Information Technology Co. Ltd., or RMTC, a third party domestically owned PRC company with relevant PRC call center licenses, to support RMTC’s provision of call center services to customers in China. Agorae Beijing’s arrangements with RMTC include a revenue sharing agreement, pursuant to which substantially all of the proceeds from operations of RMTC are received by Agorae Beijing.

Under the PRC Foreign Investment Law, businesses operating in industries on the “negative list” are subject to restrictions on foreign ownership. Call center services are a sub-segment of the value-added telecommunications sector, which was included on the negative list until July 2019 (pursuant to the Special Management Measures for the Market Entry of Foreign Investment (Negative List) (2019 Version)). The PRC Telecommunication Regulation and the Measures on Administration of Licensing for Telecommunication Operation requires that a call center operator in the value-added telecommunications industry obtain a VATS License. As a result, prior to July 2019, a foreign owned entity, such as Agorae Beijing, could provide call center services in the PRC only through a joint venture with a PRC partner and the foreign entity was able to hold no more than 50% of the equity in the joint venture. Although the restriction on foreign shareholding in call center services businesses has now been lifted, the national implementation of rules on how a foreign owned entity can apply for the VATS License have not been promulgated, and it is unclear whether or when the national implementation rules will be enacted. See “Risk Factors—Risks Related to Countries Where We Operate—If the PRC government deems that Agorae Beijing’s contractual arrangements do not comply with PRC regulatory restrictions on foreign investment or VATS License requirements, we could be subject to adverse consequences.”

The Cybersecurity Law of the People’s Republic of China, or the PRC Cybersecurity Law, which came into effect as of June 1, 2017 and the relevant regulations require that network operators, which includes, among others, call center services providers, take technical measures and other necessary measures to safeguard the safe and stable operation of the networks, effectively respond to network security incidents, prevent illegal and criminal activities, and maintain the integrity, confidentiality and availability of data. The PRC Cybersecurity Law also reaffirms the principles and requirements on personal information protection and strengthens the obligations of network operators in the process of collecting, using, disclosing, storing and transferring personal information. Network operators who do not comply with the PRC Cybersecurity Law may be subject to fines, suspension of operation, shutdown of websites, revocation of business license, and, in severe cases, criminal liabilities.

The Provisions on Protection of Personal Information of Telecommunication and Internet Users, or the PRC TIUPIP Provisions, which came into effect as of September 1, 2013, particularly focuses on the protection of personal information of end-users of telecommunications services and internet information services. The PRC TIUPIP Provisions requires telecommunication service operators, which includes, among others, call center services providers, to adhere to the principles of legality, appropriateness and necessity, when collecting and using end-user’s personal information in the process of providing services. The PRC TIUPIP Provisions also includes detailed procedural requirements that service providers must follow to collect and use end-user’s personal information and measures that service providers should take to prevent the leakage, destruction, tampering or loss of end-user’s personal information. Service providers who do not abide by the PRC TIUPIP Provisions may be subject to warnings, fines and, in severe cases, criminal liabilities.

Pursuant to the Labor Law of the People’s Republic of China, or the PRC Labor Law, promulgated on July 5, 1994, and amended on August 27, 2009 and December 29, 2018, the PRC Labor Contract Law of the People’s Republic of China, or the PRC Labor Contract Law, promulgated on June 29, 2007, and amended on December 28, 2012 and the relevant regulations on labor protection in the PRC, labor relationships between employers and employees must be specified in written form and employers must pay wages to employees in amounts not lower than local minimum wages standards. An employer may legally terminate a labor contract and dismiss its employees after reaching agreement upon negotiations with the employee or, where applicable, by fulfilling statutory conditions. However, the PRC Labor Contract Law requires the payment of statutory severance pay upon the termination of an employment contract in most cases. With respect to employee benefits, employers are required to register with the relevant social insurance authorities and provide their employees with welfare schemes covering pension, unemployment insurance, maternity insurance, work-related injury insurance and medical insurance. Employers are also required to register with the relevant administrative centers for housing fund and deposit housing funds for their employees. Employers shall make all social insurance contributions and housing fund contributions on a monthly basis. Except for mandatory exceptions such as force majeure, social insurance premiums and housing provident fund may not be paid late, reduced or be exempted.

MANAGEMENT

Directors and Executive Officers

The following table sets forth the names, ages, and positions of our directors and executive officers as of the date of this prospectus. The current business address of each of our directors and executive officers is 750D Chai Chee Road, #06-01/06 ESR BizPark @ Chai Chee, Singapore 469004.

Directors and Executive Officers	Age	Position/Title
Directors:
Mr. Laurent Bernard Marie Junique	55	Chairman and CEO
Mr. Tze Neng Chin	53	Chief Financial Officer
Mr. Edward Goh	44	EVP Corporate Development
Mr. Chia Ling Koh	48	Independent Director
Ms. Yee Peng Tan	46	Independent Director
Executive Officers(1):
Mr. Tony Bruno	59	EVP North Asia & Business Strategy
Mr. Ricart Valvekens	40	EVP Philippines & the Americas
Mr. Byron Fernandez	44	EVP Malaysia & India, Group CIO
Ms. Angie Tay	45	EVP Singapore & Thailand & Group Chief Operating Officer
Mr. Andy Cranshaw	59	SVP Learning & Development
Ms. Sophie Chelmick	45	SVP Spain
Mr. Chee Gay Lim	50	EVP Human Resources
Mr. Michael Pan	39	SVP Digital Innovation

Note:

(1)	Other than directors who are also executive officers.

A description of the business experience and present position of each director and executive officer is provided below:

Directors

Laurent Bernard Marie Junique founded the Company in Singapore in 1995 and is one of the pioneers in the industry in Asia with over 25 years of outsourcing experience. He ensures that the Company delivers innovative solutions that have a profound impact on clients’ businesses. Mr. Junique leveraged his unified vision to grow our Company into one of the global leading outsourced business services providers and trusted customer experience partner to some of the world’s most valuable brands. Mr. Junique emerged as one of the leading voices in the global business process outsourcing industry when he received the 2018 Ernst & Young Entrepreneur of the Year—Outsourced Solutions Award. Prior to founding our Company, Mr. Junique worked in the telemarketing business as a managing director at Phone Communication Pte Ltd. Mr. Junique has a bachelor’s degree in marketing from E.S.A.E/E.S.I.A.E Paris.

Tze Neng Chin has served as our Chief Financial Officer (formerly referred to as “Group Finance Director”) since May 2005. He is responsible for operational areas of accounting and finance, treasury, taxation, general insurance matters of the Company. His work also includes managing the budgeting and forecasting of our Company’s financial performance for the board of directors and shareholders’ iteration. Mr. Chin’s initial accounting career was with Kuala Lumpur’s office of Coopers and Lybrand (now a part of PricewaterhouseCoopers) where his role was largely to serve clients for statutory audit compliance and special audit assignments. He has also worked in finance roles at Malayan Cement Berhad, which later became part of the French-based Lafarge SA. Immediately prior to joining our Company, Mr. Chin worked at a German-owned decorative paper maker and supplier, Interprint, as a Financial Controller for approximately two years. Mr. Chin has an Australian degree holder from RMIT University, Melbourne as well as various professional qualifications such as a designated Chartered Accountant as re-designated by Malaysian Institute of Accountants (MIA) on June 28, 2001 and a Certified Practising Accountant by the Australian Society of Certified Practising Accountants on November 30, 1994.

Edward Goh has served as our EVP Corporate Development since 2017. He is responsible for strategic decisions to grow and restructure our businesses as well as establish strategic partnerships, and achieve optimal value creation for the organization. Prior to joining us in 2017, he worked for Bank Julius Baer as Managing Director Senior Advisor in the investment finance team. He has 15 years of experience in corporate finance, strategy research and credit. Since joining our Company in 2017, Mr. Goh has worked closely with the CEO and other executive officers to enhance ownership structure, create access to funding options, and support expansion plans into new markets. Edward earned his Bachelor of Business degree from Nanyang Technological University in 2000 and his Master of Business Administration degree from Imperial College, London in 2003. He is also a Chartered Financial Analyst.

Chia Ling Koh serves as an independent non-executive director on our board of directors. He also serves in the position of Managing Director for the Singapore law practice OC Queen Street LLC, a member firm of Osborne Clark and previously was a partner at Bird & Bird from 2006 to July 2016. Mr. Koh earned his Bachelor of Laws degree from the University of London in 1996 and Master of Laws in Media, Communication and Information Technology from the University of New South Wales in 2000. Mr. Koh also has a Master of Technology in Knowledge Engineering degree from the National University of Singapore, which he earned in 2004.

Yee Peng Tan serves as an independent non-executive director on our board of directors. She also serves as a director on the board of directors of Vanguard Health Fund Limited, 1FSS Pte Ltd and Hercules Pte Ltd. Ms. Tan also previously worked at KPMG LLP as a partner where she led the healthcare and biomedical sciences practice and managed an audit portfolio of numerous entities listed on the Singapore stock exchange (SGX). Ms. Tan also served as an adjunct associate professor at Nanyang Technological University (Nanyang Business School) from 2009 to 2018. Ms. Tan earned her Bachelor of Accountancy degree from Nanyang Technological University in 1995.

Executive Officers

Laurent Bernard Marie Junique has served as our CEO since 1995. For further information, see “—Directors.”

Tze Neng Chin has served as our Chief Financial Officer (formerly referred to as “Group Finance Director”) since May 2005. For further information, see “—Directors.”

Edward Goh has served as our EVP Corporate Development since 2017. For further information, see “—Directors.”

Tony Bruno has served as EVP North Asia & Business Strategy since October 2017. He is responsible for all business operations, business development and growth in China and Japan. Prior to joining us, he was the Head of International Operations at 24/7 Intouch, overseeing all non-Americas operations, business and development opportunities. Prior to that he led PCCW Teleservices as their Executive Director overseeing PCCW Teleservices businesses in all locations. He previously held various roles in general management, sales, marketing and operations. Mr. Bruno obtained his degree from the University of Manchester in Math and Physics in 1983.

Ricart Valvekens has served as our EVP Philippines since 2015 and, additionally, assumed responsibility as EVP for the Americas in February 1, 2020. He is responsible for overall operations in the Philippines. Prior to joining us, he worked for Nestle as their Regional Customer Service Manager covering the whole of Asia. Ricart earned his Master’s degree in European Marketing and Management from IDRAC Business School in 2002 and also attended an Executive Program in Strategy and Organization at Stanford University in 2019. Ricart has 15 years of customer experience and outsourcing industry experience.

Byron J. Fernandez has served as our EVP Malaysia since September 2014 and our Chief Information Officer since January 2019. Additionally, in March 1, 2020, Mr. Fernandez assumed responsibility as EVP for India. In 2019, his role was expanded to serve as our Chief Information Officer and he is now responsible for information technology deployments globally. Prior to joining us in 2014, he worked for SRG Asia Pacific Sdn. Bhd. as their General Manager and for Vision IP Services (now known as Redberry) as their Head of Operations. Byron earned his MBA degree from Olympia College in 2002 and his Advanced Diploma in Computer Science from Informatics Institute in 1998. Byron is also a CIAC Certified Strategic Leader and a COPC Certified Implementation Leader. Byron has over 18 years of experience in the outsourcing industry.

Angie Tay has been with our Company since 2004. Ms. Tay has served as our EVP Singapore & Thailand since October 2018 and was appointed to the position of Chief Operating Officer of the Company on January 12, 2021. She is responsible for leading over 2000 staff in both countries. She has more than 15 years of business process outsourcing experience from designing customer access strategies, inbound customer contact, outbound outreach and all supporting functions of a high performing contact center. Prior to joining us in 2004, she worked for MobileOne Pte Limited as their Customer Service Executive and for Standard Chartered Bank as their Customer Service Manager. Angie earned her Bachelor of Business degree from Nanyang Technological University in 1997 and her Executive MBA from Nanyang Technological University in 2014. Ms. Tay is a certified COPC Coordinator, as well as a certified Six Sigma Green Belt from Singapore Quality Institute. She is also the Vice Chairman of the Contact Center Association of Singapore and a member in the Total Defence Awards Evaluation Board (2017 to 2020). Ms. Tay is also a member of Republic Polytechnic School of Hospitality School Advisory Committee (2018 to 2020).

Andy Cranshaw joined our Company as SVP Learning & Development in July 2019. He is responsible for overseeing the next phase in the development of our Company’s training practice as we create a Global Learning and Development culture that will differentiate our Company both as an employer and as a partner for our clients. Andy is a well-respected educator in customer experience and contact center management and before joining our Company was Director Southeast Asia for COPC Inc. He has over 25 years of experience in business process outsourcing management roles and CX consulting, 22 of which have been spent in Southeast Asia and has personally delivered hundreds of training programs for Contact Center staff and managers throughout the Asia Pacific region as well as in the United Kingdom and the United States. Mr. Cranshaw is a founding member of the Contact Center Association of Malaysia from whom he is the recipient of a career achievement award for his service to the Malaysian contact center industry.

Sophie Chelmick has served as our SVP Spain since October 2018. She is responsible for launching the TDCX business in Spain. She has over 15 years of experience in managing Pan-European customer operations that positively impact business results for clients. She achieves this by building great relationships with her clients at all levels while in parallel building and supporting talented operational teams who consistently produce ambitious sales, productivity and quality results. Prior to joining us in 2018, she worked for CPM International, part of the Omnicom Group as their Business Unit Director for Key European Accounts. She earned her degree from University of London in 1997 and her post-graduate degree from University of Aberdeen in 2000. She is also a COPC certified practitioner.

Chee Gay Lim joined our Company in 2017 as Chief Human Resources Officer for Malaysia before promoted to Group Chief Human Resources Office in March 2020. Chee Gay has more than 20 years of experience in human resources, manufacturing, information technology, and supply chain management. He has held management and board positions at country and regional levels and managed teams in the US, Europe, and Asia. He has a specific expertise in group-level human resources transformation, employer branding, digitalization of human resources processes, leadership development, building diversity and inclusion culture and operational excellence for sustainable growth. Chee Gay has been named the Top 101 Fabulous Global Tech Human Resources Leaders by the CHRO (Chief Human Resource Officers) Board in 2020, Top 100 Human Resources Leaders with CSR Initiatives by the World HRD Congress in 2019, National Human Resources Leader of the Year by the Malaysia Institute Human Resources Management in 2018 and Human Resources Professional of the Year by the World

Congress HRD in 2017. He is the co-chairman of Malaysia HR Community, an APAC representative in SAP SuccessFactors CHRO Advisory Board and an active advisory board member of a number of Malaysian Higher Learning Institutes. He is also certified in Six Sigma Black Belt, Lean, Design Thinking, COPC, and Associate, Life Management InstituteTM. He graduated from University Science Malaysia with Bachelor of Applied Science(Hons) in 1994. He is Malaysia Lifesaving Sports Coach and Malaysia l Lifesaving Society Chief Examiner while actively involved in water drowning prevention CSR activities across the country.

Michael Pan joined our Company in 2014 as the Regional Digital Marketing Manager. In March 2020, he was promoted to SVP for Digital Innovation, where he oversees TDCX’s broad marketing initiatives including branding, digital marketing, digital innovation, and exponential technologies such as artificial intelligence, augmented and virtual reality, machine learning, finance technology, and internet of things. Michael sits on several international judging panels for prominent digital awards and is a member of the Interactive Media Council, Web Marketing Association, Academy of the Interactive & Visual Arts and The One Club for Creativity. Michael also was formerly employed as the head of one of the largest digital agencies in Malaysia. He was also one of the first in Asia to be inducted into Google’s #CertifiedChamps Hall of Fame for completing all Google Ads certifications. Michael graduated with a Bachelor of Arts (Hons) in Creative Multimedia from Limkokwing University of Creative Technology in 2007.

Board of Directors

Upon the closing of this offering, our board of directors will consist of five directors, of whom two will be independent. Our board of directors has determined that none of our independent directors has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of director and that each of these directors is “independent” as that term is defined under the rules of NYSE. There are no family relationships among any of our directors or executive officers.

[Our directors do not have fixed terms of office. Directors can be appointed and removed or replaced by an ordinary resolution of the shareholders. In addition, directors may be appointed either to fill a vacancy arising from the resignation of a former director or as an addition to the existing board of directors by the affirmative vote of a simple majority of the directors present and voting at a meeting of the board of directors.] A director is not required to hold any shares in our Company to qualify to serve as a director.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our Company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise the skills they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. Our company has the right to seek damages if a duty owed by our directors is breached. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

Board Committees

Our board of directors has established an Audit and Risk Committee, a Remuneration Committee and a Nominating Committee. As a foreign private issuer, we are permitted to follow home country corporate governance practices under the Corporate Governance Rules of the New York Stock Exchange.

Audit and Risk Committee

The Audit and Risk Committee, which is expected to comprise             ,              and             , will assist our board of directors in overseeing our accounting and financial reporting processes and the audits of our financial

statements. Mr.              serves as chairman of the Audit and Risk Committee. Our board of directors has determined that each member of the Audit and Risk Committee satisfies the independence requirements of Section 303A of the Corporate Governance Rules of the NYSE and the independence requirements of Rule 10A-3 under the Exchange Act. Our board of directors has also determined that              qualifies as an audit committee financial expert within the meaning of the SEC rules.

The Audit and Risk Committee’s responsibilities will include:

•	recommending the appointment of the independent auditor to the general meeting of shareholders;

•	the appointment, compensation, retention and oversight of any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit services;

•	pre-approving the audit services and non-audit services to be provided by our independent auditor before the auditor is engaged to render such services;

•	evaluating the independent auditor’s qualifications, performance and independence, and presenting its conclusions to the full board on at least an annual basis;

•

reviewing and discussing with the Board and the independent auditor our annual audited financial statements and quarterly financial statements prior to the filing of the respective annual and quarterly reports;

•

reviewing our compliance with laws and regulations, including any initiatives or major litigation or investigations against us that may have a material impact on our financial statements, and assessing our risk management, compliance procedures and hiring of independent auditor employees; and

•

approving or ratifying any related person transaction (as defined in our related person transaction policy) in accordance with our related person transaction policy, which is intended to be adopted by our board of directors with effect upon the completion of this offering.

The Audit and Risk Committee will meet as often as one or more members of the audit committee deem necessary, but in any event will meet at least four times per year. The Audit and Risk Committee will meet at least once per year with our independent accountant, without our executive officers being present.

Remuneration Committee

The Remuneration Committee, which is expected to comprise             ,              and             , will assist the board of directors in determining executive officer compensation.              will serve as chairman of the Remuneration Committee. Our board of directors has determined that              and              satisfy the independence requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. Under SEC and NYSE rules, there are heightened independence standards for members of the Remuneration Committee, including a prohibition against the receipt of any compensation from us other than standard board member fees. Although foreign private issuers are not required to meet this heightened standard, [all of our expected Remuneration Committee members meet this heightened standard.] The Remuneration Committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon.

The Remuneration Committee’s responsibilities include:

•	identifying, reviewing and proposing policies relevant to executive officer compensation;

•	analyzing the possible outcomes of the variable remuneration components and how they may affect the remuneration of the executive officers;

•	evaluating each executive officer’s performance in light of such goals and objectives and determining each executive officer’s compensation based on such evaluation;

•

determining any long-term incentive component of each executive officer’s compensation in line with the remuneration policy and reviewing our executive officer compensation and benefits policies generally; and

•	reviewing and assessing risks arising from our compensation policies and practices.

Nominating Committee

The Nominating Committee, which is expected to comprise             ,              and             , will assist our board of directors in identifying individuals qualified to become members of our board of directors consistent with criteria established by our board of directors.              serves as chairman of the Nominating Committee. The Nominating Committee assists our board of directors in identifying individuals qualified to become members of our board of directors and executive officers consistent with criteria established by our board of directors and in developing our corporate governance principles.

The Nominating Committee’s responsibilities include:

•	identifying individuals qualified to become members of our board of directors and ensuring these individuals have the requisite expertise;

•	reviewing and evaluating the composition, function and duties of our board of directors;

•	recommending nominees for selection to our board of directors and its corresponding committees;

•	making recommendations to the board as to determinations of board member independence;

•	leading our board of directors in a self-evaluation, at least annually, to determine whether it and its committees are functioning effectively;

•	overseeing and recommending for adoption by the general meeting of shareholders the compensation for our board of directors;; and

•	developing and recommending to the board our rules governing the board, reviewing and assessing the adequacy of such rules governing the board and recommending any proposed changes to the board.

Code of Business Conduct and Ethics

Compensation of Directors and Executive Officers

The compensation for each of our executive officers comprises base salary, discretionary bonus, equity compensation, contractual benefits and contributions to defined contribution plans. Total compensation paid and benefits in kind provided to our directors and executive officers for the year ended December 31, 2020 was S$             million.

We have not set aside or accrued any amount to provide pension, retirement or other similar benefits. For a description of share incentive grants to our directors and officers, see “—Performance Share Plan.”

Performance Share Plan

On             , 2021, we adopted the TDCX Performance Share Plan, or our PSP, which allows us to offer Class A common shares or ADSs to our employees, consultants, officers and executive directors. Pursuant to the PSP, the aggregate nominal number of shares over which our board of directors may award is              [Class A common shares] or             % of our total outstanding shares on a fully diluted as-converted basis as of the effective date of the PSP.

Eligibility. We may award Class A common shares or ADSs to our employees, consultants, officers and executive directors provided that such person, on the date of the award, is at least 21 years of age.

Release of Shares. Class A common shares or ADSs awarded under the PSP and in connection with a share award may be released and delivered to a plan participant based on certain performance criteria being satisfied over any performance period as prescribed pursuant to the PSP (and to the extent that such performance criteria has been satisfied) and certain other conditions being met. These conditions include no misconduct by such person prior to the release of any Class A common shares or ADSs pursuant to an award; there has been no winding up of the Company due to insolvency; or termination (subject to customary exceptions). A committee comprising certain members of our board of directors, or the PSP Committee, is responsible for administering the PSP and has the discretion to release or determine any award lapsed in the case of certain conditions, which include, among others, a transfer of beneficial ownership of an award due to a bankruptcy of a plan participant, the death or disability of a participant (and in such case the disability results in the participant no longer being employed by the Company), or any other event approved by such PSP Committee.

Transfer Restrictions. Class A common shares or ADSs awarded to any person are subject to certain limitations on transfer. The Class A common shares or ADSs awarded under the PSP shall not be transferred, charged, assigned, pledged, or otherwise disposed of, in whole or in part, during any retention period determined by the PSP Committee (except to the extent set out in any award letter or as determined by the PSP Committee, in its sole discretion).

Termination of the Scheme. The PSP remains in force at the discretion of the PSP Committee, subject to a maximum period of 10 years from the date of the adoption. The termination of the scheme shall not affect Class A common shares or ADSs that have been awarded in accordance with the plan, whether or not such options have been released.

The following table summarizes, as of December 31, 2020, the number of Class A common shares (including common shares represented by ADSs) over which awards have been granted to our executive officers and are outstanding under the PSP.

Name	Number of Class A common shares over which awards have been granted and are outstanding
[●]	[●]
Other Individuals	[●]

Total	[●]

Employment Agreements and Indemnification Agreements

Other than as disclosed above, none of our directors has entered into service agreements with our Company or any of our subsidiaries that provides for benefits upon termination of employment.

We plan to enter into indemnification agreements with each of our directors and executive officers, to be effective upon the completion of this offering. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our Company.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of the date of this prospectus and as adjusted to reflect the sale of ADSs offered by us and the selling shareholders in our initial public offering (assuming the underwriters do not exercise their option to purchase additional ADSs), for:

•	each of our directors and executive officers;

•	each person known to us to beneficially own 5.0% or more of our Class A ordinary shares or Class B ordinary shares; and

•	[each [other] selling shareholder].

The calculations of percentage ownership as of the date of this prospectus are based on              ordinary shares outstanding as of             , comprising (i)              Class A ordinary shares and (ii)              Class B ordinary shares. The calculations of percentage ownership after this offering assumes the sale of              Class A ordinary shares (represented by              ADSs) pursuant to this offering, assuming the underwriters do not exercise their option to purchase additional ADSs.

For the purpose of this table, beneficial ownership is determined in accordance with the rules of the SEC. Except as indicated below, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of             , including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned Prior to Offering				Class A Ordinary Shares Being Offered and Sold in This Offering		Ordinary Shares Beneficially Owned After This Offering
	Number of Class A Ordinary Shares	Number of Class B Ordinary Shares	% of Total Ordinary Shares	% of Aggregate Voting Power	Number	%	Class A Ordinary Shares	Class B Ordinary Shares	% of Total Ordinary Shares	% of Aggregate Voting Power
Directors and Executive Officers:
Laurent Bernard Marie Junique
All of our directors and executive officers as a group
Principal and Other Selling Shareholders:

As of the date of this prospectus, none of our record holders were located in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

RELATED PARTY TRANSACTIONS

The following is a description of related party transactions we have entered into since January 1, 2018.

Shareholder Loan to Teledirect Hong Kong Limited

We own a 10% equity interest in Teledirect Hong Kong Limited, or TDHKL. We have not entered into any shareholders agreement with TDHKL and do not have any contractual veto or consent rights in relation to TDHKL. We also do not have any express contractual right to nominate or appoint any directors to the board or persons to the management of TDHKL, though TDCX HPL is currently a member of the board of directors of TDHKL.

We entered into a shareholder loan agreement dated December 20, 2019 with TDHKL, Michael Thomas Cowell and Milton Kung, or Mr. Cowell and Mr. Kung, together, the TDHKL Individual Shareholders. Pursuant to the shareholder loan agreement, we provided TDHKL with a loan of 6.5 million Hong Kong dollars. Outstanding principal amounts drawn under the loan accrue interest at the HSBC Best Lending Rate on the last business day of the preceding month of the due date plus a 3% spread per annum from the date of the advance until the date of repayment. Interest is payable on a quarterly basis. In addition to a conversion right with respect to any outstanding amounts, and notwithstanding a buyback option under which the Individual Shareholders have the option to buy back any conversion shares, we also have the right to exercise a call option for an additional 40% interest of TDHKL within three years of our exercise of the conversion right. Any exercise of the buyback option by the Individual Shareholders does not affect our right to exercise our call option under the shareholder loan agreement.

Event of default provisions include if TDHKL (a) fails to pay TDCX HPL any amount due (including principal and interest), (b) becomes subject to proceedings to wind up TDHKL, (c) becomes insolvent or (d) enters into a scheme of arrangement with its creditor(s). Upon the occurrence of a default and upon at least 14 days’ written notice by TDCX HPL to TDHKL and continued default by TDHKL, then TDCX HPL may terminate the shareholders’ loan agreement upon 30 days’ prior written notice of such termination and all outstanding amounts owed under the shareholders’ loan agreement shall become immediately due.

The shareholder loan has been repaid as of December 31, 2020.

Employment Agreements and Indemnification Agreements

For a description of our other agreements with our board members and executive officers, see “Management—Employment Agreements and Indemnification Agreements.”

Related Party Transaction Policy

Our board of directors has adopted a related party transaction policy with effect from             , 2020, to set forth the policies and procedures for the review and approval or ratification of related person transactions.

DESCRIPTION OF CERTAIN INDEBTEDNESS

The following is a summary of certain provisions of the agreements evidencing our material indebtedness as of the date of this prospectus. This summary does not purport to be complete, and is subject to, and is qualified in its entirety by reference to, all of the provisions of such agreements and instruments, including the definitions of certain terms therein that are not otherwise defined in this prospectus.

OCBC China Facility

On August 30, 2019, Agorae Information Consulting (Beijing) Co., Ltd. or Agorae Beijing, one of our wholly owned subsidiaries, entered into a credit letter agreement with OCBC Wing Hang Bank (China) Limited, or OCBC China. The credit letter agreement provides for a revolving credit line in an aggregate amount of RMB12 million. While the term of this agreement is not defined therein, the term of each withdrawal thereunder is no more than six months. The annual interest rate is the applicable one year loan prime rate plus 1%. In addition to customary covenants and events of default, Agorae Beijing undertakes not to pay any dividend to its shareholder or change its shareholding structure without the prior written consent of OCBC China and that any loan provided by its shareholder shall be subordinate to the loan under this agreement. The credit line granted under this agreement is guaranteed by a standby letter of credit provided by OCBC Bank with an amount of US$2 million.

OCBC Facility

On April 29, 2019, we entered into a credit facility with Oversea-Chinese Banking Corporation Limited, or OCBC. The credit facility provides for borrowings in an aggregate amount of S$56.5 million and includes a S$7.6 million interest rate derivatives facility, a S$20.0 million advance facility, a S$27.4 million refinancing facility and a S$1.5 million banker’s guarantee. This credit facility was amended on October 16, 2019, to, among other things, provide for a S$5.0 million foreign exchange facility and reduce the S$7.6 million interest rate derivatives facility to S$3.5 million.

Interest Rate

Borrowings under our advance facility bear interest at a rate per annum equal to an applicable margin of 1.25% over the prevailing cost of funds for OCBC (as determined by OCBC) for interest periods of up to six months. Borrowings under our refinancing facility bear interest at a rate per annum of 3.0% over the prevailing cost of funds for OCBC.

Prepayments

The refinancing facility is subject to mandatory prepayment if it becomes illegal for OCBC to perform its obligations pursuant to the facilities agreement dated September 18, 2018, or the Refinancing Facilities Agreement. We may voluntarily repay any outstanding loan under the refinancing facility upon providing OCBC 30 days’ prior written notice, subject to certain customary requirements such as the prepayments having to be of an amount that reduces our loans by a minimum amount of S$200,000. Prepayments under the advance facility is permitted, subject to payment of break funding costs.

Interest Period and Maturity

Borrowings under the advance facility pursuant to the credit facilities letter agreement are repayable on demand and each advance under the advance facility shall be repaid on its due date or rolled over at OCBC’s discretion. Interest periods shall be up to six months in term. Borrowings under the refinancing facility are due in 19 equal quarterly instalments of S$1.52 million and a final repayment of all amounts outstanding under the Refinancing Facilities Agreement 60 months after the utilization of the refinancing facility. The refinancing facility matures 60 months after the utilization of the refinancing facility pursuant to the Refinancing Facilities Agreement.

Guarantee and Security

All of our obligations under the credit facilities letter agreement are secured by a first priority charge on outstanding shares in certain of our operating subsidiaries (TDCX (MY) Sdn. Bhd. (all shares) and TDCX SG (all shares)) a first priority fixed and floating charge over all of TDCX SG’s present and future assets, a fixed charge over TDCX SG’s accounts receivables, a charge over operating accounts maintained with OCBC, a guarantee and indemnity from TDCX HPL for all monies owed and a guarantee and indemnity from our Founder for all monies owed.

Certain Covenants and Events of Default

Our credit facilities letter agreement contains a number of covenants that, among other things, restrict, subject to certain exceptions, the ability of our restricted subsidiaries, or collectively with TDCX SG, TDCX group, (as applicable) to:

•	to incur additional indebtedness and guarantee indebtedness (TDCX group);

•	create or have outstanding any security over present or future property, undertaking, assets or revenue (TDCX group);

•	transfer of all or substantially all of our assets (except for the purpose of a reconstruction, amalgamation or reorganization on terms approved prior to such transfer by OCBC) (TDCX group);

•	remove Laurent Bernard Marie Junique as Chief Executive Officer (TDCX SG);

•	change the general nature of our business (TDCX group);

•	declare dividends in excess of 50% of net profits after tax throughout the tenure of the facilities under the credit facilities letter agreement (TDCX SG);

•	grant loans or make investments (TDCX SG);

•	enter into certain transactions with affiliates (TDCX SG); and

•

seek additional trade and working capital, treasury (including interest hedging and foreign exchange) and/or corporate finance facilities without providing OCBC with a first right to pitch for any of the foregoing (TDCX group).

Our credit facilities letter agreement contains financial covenants including: (a) tangible net worth of TDCX SG remaining not less than S$16.0 million at all times; (b) for TDCX SG, a maximum ratio of total indebtedness to tangible net worth not exceeding 1.5x at all times; (c) tangible net worth of TDCX HPL remaining not less than S$42.0 million at all times; (d) for TDCX HPL, a maximum ratio of total indebtedness to tangible net worth not exceeding 1.5x at all times; and (e) TDCX HPL maintains a consolidated ratio of EBITDA divided by short term debt, current position of long term loan and interest repayments of at least 3.0x at all times.

Notwithstanding the covenants set forth above, in 2019, TDCX SG distributed dividends in excess of 50% of its net profit after tax, in respect of which we received a waiver on March 2, 2020. As a result, as of December 31, 2019, amounts outstanding under this loan are classified as a current liability in our consolidated statement of financial position.

DESCRIPTION OF SHARE CAPITAL

We are an exempted company incorporated with limited liability in the Cayman Islands and our affairs are governed by our amended and restated memorandum and articles of association, the Companies Act (2020 Revision) of the Cayman Islands, which we refer to as the Cayman Companies Act, and the common law of the Cayman Islands.

As of the date of this prospectus, our authorized share capital is US$             divided into [(i)              ordinary shares, par value US$             each and (ii)              convertible preference shares, par value US$             each].

We plan to adopt an amended and restated memorandum and articles of association or post-IPO memorandum and articles of association, which will become effective and replace our current amended and restated memorandum and articles of association in its entirety immediately prior to completion of this offering. Our post-IPO memorandum and articles of association will provide that, upon the completion of this offering, we will have two classes of shares, the Class A ordinary shares and Class B ordinary shares. Our authorized share capital upon completion of the offering will be (i) US$             divided into              Class A ordinary shares of a par value of US$             each, (ii)              Class B ordinary shares of a par value of US$             each. All issued and outstanding ordinary shares, all outstanding convertible shares and all issued and outstanding convertible preference shares (except ordinary shares held by             ) will be automatically converted by way of re-designation and re-classification of existing shares into Class A ordinary shares on a one-for-one basis immediately prior to the completion of the offering. Ordinary shares held by              will be automatically converted by way of re-designation and re-classification of existing shares into Class B ordinary shares on a one-for-one basis immediately prior to the completion of the offering.

The following are summaries of certain material provisions of our post-IPO memorandum and articles of association and the Cayman Companies Act insofar as they relate to the material terms of our shares.

Exempted Company

We are an exempted company incorporated with limited liability under the Cayman Companies Act. The Cayman Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary resident company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return disclosing its shareholders with the Registrar of Companies;

•	an exempted company is not required to open its register of members for public inspection;

•	an exempted company does not have to hold an annual general meeting;

•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance); and

•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands.

Ordinary Shares

General

All of our issued and outstanding ordinary shares are fully paid and non-assessable. Upon the completion of this offering, our ordinary shares will be divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares. Our post-IPO memorandum and articles prohibit us from issuing bearer or negotiable shares. Our company may not issue shares to bearer and our ordinary shares are issued in registered form, which will be issued when registered in our register of members.

Conversion

Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Each Class B ordinary share will automatically and immediately convert into one Class A ordinary share, upon the following:

•	any transfer of beneficial ownership of Class B ordinary shares by a beneficial owner thereof to any person or entity which is not an affiliate of such owner; or

•

Mr. Laurent Bernard Marie Junique beneficially owning, directly or indirectly, in the aggregate less than 10% of the number of total Class A ordinary shares and Class B ordinary shares outstanding from time to time.

Each conversion of Class B ordinary shares into a Class A ordinary shares in accordance with this provision shall be effected by our Company re-designating and re-classifying the relevant Class B ordinary shares into the relevant number of Class A ordinary shares on a one-for-one basis.

Dividends

The holders of our ordinary shares are entitled to receive such dividends as may be declared by our board of directors subject to our post-IPO memorandum and articles of association and the Cayman Companies Act. In addition, our shareholders may be ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, dividends may be paid only out of profits, or out of the share premium account (subject to a solvency test being met on the day immediately following the date that the dividend is paid). No dividend may be declared and paid unless our directors determine that, immediately after the payment, we will be able to pay our debts as they fall due in the ordinary course of business and we have funds lawfully available for such purpose.

Register of Members

Under Cayman Islands law, we must keep a register of members and there must be entered therein:

•	the names and addresses of the members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;

•	the date on which the name of any person was entered on the register as a member; and

•	the date on which any person ceased to be a member.

Under Cayman Islands law, the register of members of our Company is prima facie evidence of the matters set out therein (i.e., the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members will be deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. Upon the completion of this offering, our register of members will be immediately updated to record and give effect to the issue of Class A ordinary shares by us to             , as the depositary (or its custodian or nominee). Once our register of members has been updated, the shareholders recorded in the register of members shall be deemed to have legal title to the shares set against their name.

If the name of any person is, without sufficient cause, entered in or omitted from the register of members, or if default is made or unnecessary delay takes place in entering on the register the fact of any person having ceased to be a member, the person or member aggrieved or any member or our Company itself may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Voting Rights

Holders of our ordinary shares have the right to receive notice of, attend, speak and vote at general meetings of our Company. In respect of matters requiring a shareholder vote, each Class A ordinary share will be entitled to one vote and each Class B ordinary share will be entitled to ten votes. Our Class A ordinary shares and Class B ordinary shares shall vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) [demanded by the chairman or one or more shareholder present in person or by proxy entitled to vote]. An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes cast in a general meeting. A special resolution requires the affirmative vote of no less than two-thirds of the votes cast in a general meeting. [Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our Company, as permitted by the Cayman Companies Act and our post-IPO memorandum and articles of association.] A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association and as required in accordance with the Cayman Companies Act.

General Meetings and Shareholder Proposals

As a Cayman Islands exempted company, we are not obliged by the Cayman Companies Act to call shareholders’ annual general meetings. Our post-IPO memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by our directors. We, however, will hold an annual shareholders’ meeting during each fiscal year, as required by the New York Stock Exchange Listed Company Manual.

Cayman Islands law provides limited rights for shareholders to requisition a general meeting. However, additional rights may be provided in a company’s articles of association. Our post-IPO amended and restated memorandum and articles of association allow our shareholders holding shares representing in aggregate at least              percent of the paid up voting share capital of our Company entitled to vote at general meetings to requisition a shareholder’s meeting.

A quorum required for a meeting of shareholders consists of one or more shareholders holding, in aggregate, at least a majority of the votes attaching to all paid up share capital of our Company present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Advance notice of at least seven clear calendar days is required for the convening of our annual general meeting and other shareholders meetings.

Transfer of Ordinary Shares

Subject to the restrictions in our post-IPO memorandum and articles of association, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•

the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

•	a fee of such maximum sum as the NYSE may determine to be payable or such lesser sum as our board of directors may from time to time require is paid to us in respect thereof.

If our board of directors refuses to register a transfer it shall, within three calendar months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on 10 calendar days’ notice being given by advertisement in such one or more newspapers, by electronic means or by any other means in accordance with the NYSE rules, after compliance with any notice required of the NYSE, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 calendar days in any calendar year.

Issuance of Additional Shares

Our post-IPO memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares. Our post-IPO memorandum and articles of association also authorize our board of directors (or our shareholders, by ordinary resolution) to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the dividend rights, dividend rates, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences,

provided that should the creation of any such new class or series of shares have the effect of materially adversely varying the rights of our existing classes of shares, then the separate approval of such affected existing classes would be required.

Our board of directors may issue preference shares without further action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Liquidation

On the winding up of our Company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders pro rata in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our Company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them. [Any distribution of assets or capital to a holder of Class A Ordinary Shares and a holder of Class B Ordinary Shares will be the same in any liquidation event.] We are an exempted company incorporated under the Cayman Companies Act with “limited liability”, and under the Cayman Companies Act, the liability of our members is limited to the amount, if any, unpaid on the shares respectively held by them. Our post-IPO memorandum and articles of association contains a declaration that the liability of our members is so limited.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least fourteen calendar days prior to the specified time and place of payment. The ordinary shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares

We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by a special resolution of our shareholders. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or by ordinary resolution of our shareholders, or are otherwise authorized by our post-IPO memorandum and articles of association. The premium (if any) payable in respect of any shares being redeemed or purchased may be paid out of profits of our Company, out of the share premium account or out of the proceeds of a fresh issue of shares made for the purposes of the redemption or purchase. Alternatively, as authorized under our post-IPO memorandum & articles of association, our Company may make a payment in respect of the redemption or purchase of its own shares out of capital provided that immediately following the date on which the payment out of capital is proposed to be made, our Company shall be able to pay its debts as they fall due in the ordinary course of business. In addition, under the Cayman Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no issued shares outstanding, or (c) if the Company has commenced liquidation. In addition, our Company may accept the surrender of any fully paid share for no consideration.

Variation of Rights of Shares

All or any of the rights attached to any class of shares may, unless otherwise provided by the terms of issue of the shares of or the rights attaching to that class, be materially adversely varied with the unanimous consent in writing of the holders of the issued shares of the relevant class or with the sanction of a resolution passed at a separate meeting of the holders of the shares of such class by a majority of two-thirds of the votes cast at such a meeting.

The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially adversely varied by, inter alia, the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by the Company. The rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our register of members or our corporate records (other than the post-IPO memorandum and articles of association).

Changes in Capital

Our shareholders may from time to time by ordinary resolutions:

•	increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution prescribes;

•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•	convert all or any of its paid up shares into stock and reconvert the stock into paid up shares of any denomination;

•

sub-divide our existing shares, or any of them into shares of a smaller amount than that fixed by our post-IPO memorandum of association, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share will be the same as it was in case of the share from which the reduced share is derived; and

•

cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so canceled.

Our shareholders may by special resolution reduce our share capital and any capital redemption reserve in any manner authorized by law.

History of Securities Issuances

The following is a summary of our securities issuances in the past three years.

Ordinary Shares

On             , 2020, we completed a share split pursuant to which each ordinary share was sub-divided into              ordinary shares, resulting in an increase in the number of issued ordinary shares from              ordinary shares to              ordinary shares.

On              2020, we reclassified              ordinary shares as Class A ordinary shares and              ordinary shares as Class B ordinary shares.

CERTAIN CAYMAN ISLANDS COMPANY CONSIDERATIONS

We are an exempted company incorporated under the laws of the Cayman Islands. The following discussion summarizes material differences between the rights of holders of our ordinary shares and the rights of holders of the common stock of a typical corporation incorporated under the laws of the State of Delaware which result from differences in the laws of the Cayman Islands and Delaware.

This discussion does not purport to be a complete statement of the rights of holders of our ordinary shares under applicable law in the Cayman Islands or the rights of holders of the common stock of a typical corporation under applicable Delaware law.

Our corporate affairs are governed by our memorandum and articles of association, as we expect them to be amended and restated with effect upon completion of this offering, by the Companies Act of the Cayman Islands and the common law of the Cayman Islands. We cannot predict whether Cayman Islands courts would reach the same conclusions as Delaware or other courts in the United States. Accordingly, you may have more difficulty in protecting your interests under Cayman Islands law in the face of actions by our management, directors or controlling shareholder than would shareholders of a corporation incorporated in a U.S. jurisdiction that has developed a substantial body of case law.

Differences in Corporate Law

The Companies Act is modeled after that of English law but does not follow recent statutory enactments in England. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements

The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company.

In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association.

In order to effect such a merger or consolidation, Cayman Islands law requires a written plan of merger or consolidation to be approved by the directors of each constituent company and authorization by (a) a special resolution of the shareholders of each constituent company and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

The written plan of merger or consolidation must be filed with the Registrar of Companies in the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a declaration as to the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger and consolidation will be published in the Cayman Islands Gazette. Save in certain circumstances, a dissenting shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation. The fair value of the shares will be determined by the Cayman Islands court if it cannot be agreed among the parties. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful. Court approval is not required for a merger or consolidation effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•

the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

Alternatively, Cayman Islands law also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a takeover offer. When a takeover offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved, or if a takeover offer is made and accepted in accordance with the foregoing statutory procedures, the dissenting shareholder would have no rights comparable to appraisal rights, save that objectors to a takeover offer may apply to the Grand Court of the Cayman Islands for various orders that the Grand Court of the Cayman Islands has a broad discretion to make, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

Derivative actions have been brought in the Cayman Islands courts. In principle, the Company will be the proper plaintiff in any claim based on a breach of duty owed to it, and a claim against (for example) the Company’s officers or directors usually may not be brought by a shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, the Cayman

Islands courts can be expected (and have had occasion) to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which permit a minority shareholder to commence a class action against, or derivative actions in the name of our Company when:

•	a company acts or proposes to act illegally or ultra vires and is therefore incapable of ratification by the shareholders;

•	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control the Company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against the Company where the individual rights of that shareholder have been infringed or are about to be infringed.

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our post-offering amended and restated memorandum and articles of association, which will become effective immediately upon the completion of this offering, will permit, to the fullest extent permissible under Cayman Islands law, indemnification of our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by them, other than by reason of their own dishonesty, willful default or fraud, in connection with the execution or discharge of their duties, powers, authorities or discretion as directors or officers of our Company, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by them in defending (whether successfully or otherwise) any civil proceedings concerning our Company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the Company and therefore it is considered that he or she owes the following duties to the Company: a duty to act bona fide in the best interests of the Company; a duty not to make a personal profit based on his or her position as director (unless the Company permits him or her to do so) and a duty not to put himself or herself in a position where the interests of the Company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the Company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

[Under our post-offering amended and restated memorandum and articles of association, directors who are in any way, whether directly or indirectly, interested in a contract or proposed contract with our Company must declare the nature of their interest at a meeting of the board of directors. Following such declaration, a director may vote in respect of any contract or proposed contract notwithstanding his or her interest.]

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. [Cayman Islands law and our post-offering amended and restated articles of association provide that shareholders may not approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder.]

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cayman Islands law does not provide shareholders any right to put a proposal before a meeting or requisition a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering amended and restated articles of association allow our shareholders holding not less than one-third of all voting power of our share capital in issue to requisition a shareholder’s meeting, in which case our board of directors will be obliged to convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our post-offering amended and restated articles of association do not provide our shareholders any other right to put a proposal before a shareholders’ general meeting. As an exempted company in the Cayman Islands, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our post-offering amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering amended and restated articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders. An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the Company and the director, if any; but no such term shall be implied in the absence of express provision. In addition, a director’s office shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the Company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board of directors and the board of directors resolves that his office be vacated or, (v) is removed from office pursuant to any other provisions of our post-offering amended and restated articles of association.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the Company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution and Winding up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up either compulsorily by an order of the courts of the Cayman Islands or voluntarily, by a special resolution of its members or on the occurrence of an event or expiry of period specified in its articles of association, or, if the Company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Act and our post-offering amended and restated articles of association, our Company may commence winding up upon the passing of a special resolution of our shareholders.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our post-offering amended and restated articles of association, as our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of the holders of a majority of the issued shares of that class or with the sanction of an ordinary resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our post-offering amended and restated memorandum and articles of association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders

There are no limitations imposed by our post-offering amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

            , as depositary, will register and deliver the ADSs. Each ADS will represent ownership of Class A ordinary shares, deposited with             , as custodian for the depositary. Each ADS will also represent ownership of any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at             . The principal executive office of the depositary is located at             .

The Direct Registration System, or DRS, is a system administered by The Depository Trust Company, or DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto.

We will not treat ADS holders as our shareholders and accordingly, you, as an ADS holder, will not have shareholder rights. Cayman Islands law governs shareholder rights. The depositary will be the holder of the Class A ordinary shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and the beneficial owners of ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. The laws of the State of New York govern the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of American Depositary Receipt. For directions on how to obtain copies of those documents, see “Where You Can Find More Information.”

Holding the ADSs

How will you hold your ADSs?

You may hold ADSs either (1) directly (a) by having an American Depositary Receipt, or ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (b) by holding ADSs in DRS, or (2) indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADS holder. This description assumes you hold your ADSs directly. ADSs will be issued through DRS, unless you specifically request certificated ADRs. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on Class A ordinary shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of Class A ordinary shares your ADSs represent as of the record date (which will be as close as practicable to the record date for our Class A ordinary shares) set by the depositary with respect to the ADSs.

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Cash. The depositary will convert or cause to be converted any cash dividend or other cash distribution we pay on the Class A ordinary shares or any net proceeds from the sale of any Class A ordinary shares, rights, securities or other entitlements under the terms of the deposit agreement into U.S. dollars if it can do so on a practicable basis, and can transfer the U.S. dollars to the United States and will distribute promptly the amount thus received. If the depositary shall determine in its judgment that such conversions or transfers are not practical or lawful or if any government approval or license is needed and cannot be obtained at a reasonable cost within a reasonable period or otherwise sought, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold or cause the custodian to hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid and such funds will be held for the respective accounts of the ADS holders. It will not invest the foreign currency and it will not be liable for any interest for the respective accounts of the ADS holders.

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Before making a distribution, any taxes or other governmental charges, together with fees and expenses of the depositary, that must be paid, will be deducted. See “Material Tax Considerations.” It will distribute only whole U.S. dollars and cents and will round down fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

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Shares. For any Class A ordinary shares we distribute as a dividend or free distribution, either (1) the depositary will distribute additional ADSs representing such Class A ordinary shares or (2) existing ADSs as of the applicable record date will represent rights and interests in the additional Class A ordinary shares distributed, to the extent reasonably practicable and permissible under law, in either case, net of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. The depositary will only distribute whole ADSs. It will try to sell Class A ordinary shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. The depositary may sell a portion of the distributed Class A ordinary shares sufficient to pay its fees and expenses, and any taxes and governmental charges, in connection with that distribution.

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Elective Distributions in Cash or Shares. If we offer holders of our Class A ordinary shares the option to receive dividends in either cash or shares, the depositary, after consultation with us and having received timely notice as described in the deposit agreement of such elective distribution by us, has discretion to determine to what extent such elective distribution will be made available to you as a holder of the ADSs. We must timely first instruct the depositary to make such elective distribution available to you and furnish it with satisfactory evidence that it is legal to do so. The depositary could decide it is not legal or reasonably practicable to make such elective distribution available to you. In such case, the depositary shall, on the basis of the same determination as is made in respect of the Class A ordinary shares for which no election is made, distribute either cash in the same way as it does in a cash distribution, or additional ADSs representing Class A ordinary shares in the same way as it does in a share distribution. The depositary is not obligated to make available to you a method to receive the elective dividend in shares rather than in ADSs. There can be no assurance that you will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of Class A ordinary shares.

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Rights to Purchase Additional Shares. If we offer holders of our Class A ordinary shares any rights to subscribe for additional shares, the depositary shall having received timely notice as described in the deposit agreement of such distribution by us, consult with us, and we must determine whether it is lawful and reasonably practicable to make these rights available to you. We must first instruct the depositary to make such rights available to you and furnish the depositary with satisfactory evidence that it is legal to do so. If the depositary decides it is not legal or reasonably practicable to make the rights available but that it is lawful and reasonably practicable to sell the rights, the depositary will endeavor to sell the rights and in a riskless principal capacity or otherwise, at such place and upon such terms (including public or private sale) as it may deem proper distribute the net proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

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If the depositary makes rights available to you, it will establish procedures to distribute such rights and enable you to exercise the rights upon your payment of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. The depositary shall not be obliged to make available to you a method to exercise such rights to subscribe for Class A ordinary shares (rather than ADSs).

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U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

•	There can be no assurance that you will be given the opportunity to exercise rights on the same terms and conditions as the holders of Class A ordinary shares or be able to exercise such rights.

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Other Distributions. Subject to receipt of timely notice, as described in the deposit agreement, from us with the request to make any such distribution available to you, and provided the depositary has determined such distribution is lawful and reasonably practicable and feasible and in accordance with the terms of the deposit agreement, the depositary will distribute to you anything else we distribute on deposited securities by any means it may deem practicable, upon your payment of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. If any of the conditions above are not met, the depositary will endeavor to sell, or cause to be sold, what we distributed and distribute the net proceeds in the same way as it does with cash; or, if it is unable to sell such property, the depositary may dispose of such property in any way it deems reasonably practicable under the circumstances for nominal or no consideration, such that you may have no rights to or arising from such property.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if we and/or the depositary determines that it is illegal or not practicable for us or the depositary to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposit Class A ordinary shares or evidence of rights to receive Class A ordinary shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons entitled thereto.

Except for Class A ordinary shares deposited by us in connection with this offering, no shares will be accepted for deposit during a period of 180 days after the date of this prospectus. The 180 day lock up period is subject to adjustment under certain circumstances as described in the section entitled “Shares Eligible for Future Sales—Lock-up Agreements.”

How do ADS holders cancel an American Depositary Share?

You may turn in your ADSs at the depositary’s corporate trust office or by providing appropriate instructions to your broker. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the Class A ordinary shares and any other deposited securities underlying the ADSs to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, to the extent permitted by law.

How do ADS holders interchange between Certificated ADSs and Uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send you a statement confirming that you are the owner of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to you an ADR evidencing those ADSs.

Voting Rights

How do you vote?

You may instruct the depositary to vote the Class A ordinary shares or other deposited securities underlying your ADSs at any meeting at which you are entitled to vote pursuant to any applicable law, the provisions of our memorandum and articles of association, and the provisions of or governing the deposited securities. Otherwise, you could exercise your right to vote directly if you withdraw the Class A ordinary shares. However, you may not know about the meeting sufficiently enough in advance to withdraw the Class A ordinary shares.

If we ask for your instructions and upon timely notice from us by regular, ordinary mail delivery, or by electronic transmission, as described in the deposit agreement, the depositary will notify you of the upcoming meeting at which you are entitled to vote pursuant to any applicable law, the provisions of our memorandum and articles of association, and the provisions of or governing the deposited securities, and arrange to deliver our voting materials to you. The materials will include or reproduce (a) such notice of meeting or solicitation of consents or proxies; (b) a statement that the ADS holders at the close of business on the ADS record date will be entitled, subject to any applicable law, the provisions of our memorandum and articles of association, and the provisions of or governing the deposited securities, to instruct the depositary as to the exercise of the voting rights, if any, pertaining to the Class A ordinary shares or other deposited securities represented by such holder’s ADSs; and (c) a brief statement as to the manner in which such instructions may be given. Voting instructions may be given only in respect of a number of ADSs representing an integral number of Class A ordinary shares or other deposited securities. For instructions to be valid, the depositary must receive them in writing on or before the date specified. The depositary will try, as far as practical, subject to applicable law and the provisions of our memorandum and articles of association, to vote or to have its agents vote the Class A ordinary shares or other deposited securities (in person or by proxy) as you instruct. The depositary will only vote or attempt to vote as you instruct.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the Class A ordinary shares underlying your ADSs. In addition, there can be no assurance that ADS holders and beneficial owners generally, or any holder or beneficial owner in particular, will be given the opportunity to vote or cause the custodian to vote on the same terms and conditions as the holders of our Class A ordinary shares.

The depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and you may have no recourse if the Class A ordinary shares underlying your ADSs are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we will give the depositary notice of any such meeting and details concerning the matters to be voted at least days in advance of the meeting date.

Compliance with Regulations

Information Requests

Each ADS holder and beneficial owner shall (a) provide such information as we or the depositary may request pursuant to law, including, without limitation, relevant Cayman Islands law, any applicable law of the United

States, our memorandum and articles of association, any resolutions of our Board of Directors adopted pursuant to such memorandum and articles of association, the requirements of any markets or exchanges upon which the Class A ordinary shares, ADSs or ADRs are listed or traded, or to any requirements of any electronic book-entry system by which the ADSs or ADRs may be transferred, regarding the capacity in which they own or owned ADRs, the identity of any other persons then or previously interested in such ADRs and the nature of such interest, and any other applicable matters, and (b) be bound by and subject to applicable provisions of the laws of the Cayman Islands, our memorandum and articles of association, and the requirements of any markets or exchanges upon which the ADSs, ADRs or Class A ordinary shares are listed or traded, or pursuant to any requirements of any electronic book-entry system by which the ADSs, ADRs or Class A ordinary shares may be transferred, to the same extent as if such ADS holder or beneficial owner held Class A ordinary shares directly, in each case irrespective of whether or not they are ADS holders or beneficial owners at the time such request is made.

Disclosure of Interests

Each ADS holder and beneficial owner shall comply with our requests pursuant to Cayman Islands law, the rules and requirements of the NYSE and any other stock exchange on which the Class A ordinary shares are, or will be, registered, traded or listed or our memorandum and articles of association, which requests are made to provide information, inter alia, as to the capacity in which such ADS holder or beneficial owner owns ADS and regarding the identity of any other person interested in such ADS and the nature of such interest and various other matters, whether or not they are ADS holders or beneficial owners at the time of such requests.

Fees and Expenses

As an ADS holder, you will be required to pay the following service fees to the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs):

Service	Fees
To any person to which ADSs are issued or to any person to which a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash)	Up to US$0.05 per ADS issued

Cancellation of ADSs, including the case of termination of the deposit agreement	Up to US$0.05 per ADS cancelled

Distribution of cash dividends	Up to US$0.05 per ADS held

Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per ADS held

Distribution of ADSs pursuant to exercise of rights	Up to US$0.05 per ADS held

Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held

Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank

As an ADS holder, you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs) such as:

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Fees for the transfer and registration of Class A ordinary shares charged by the registrar and transfer agent for the Class A ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of Class A ordinary shares).

•	Expenses incurred for converting foreign currency into U.S. dollars.

•	Expenses for cable, telex and fax transmissions and for delivery of securities.

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Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when Class A ordinary shares are deposited or withdrawn from deposit).

•	Fees and expenses incurred in connection with the delivery or servicing of Class A ordinary shares on deposit.

•	Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to Class A ordinary shares, deposited securities, ADSs and ADRs.

•	Any applicable fees and penalties thereon.

The depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed or by selling a portion of distributable property to pay the fees. In the case of distributions other than cash (i.e., share dividends, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable, or which become payable, on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register or transfer your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any net proceeds, or send to you any property, remaining after it has paid the taxes. You agree to indemnify us, the depositary, the custodian and each of our and their respective agents, directors, employees and affiliates for, and hold each of them harmless from, any claims with respect to taxes (including applicable interest and penalties thereon) arising from any refund of taxes, reduced rate of withholding at source or other tax benefit obtained for you. Your obligations under this paragraph shall survive any transfer of ADRs, any surrender of ADRs and withdrawal of deposited securities or the termination of the deposit agreement.

Reclassifications, Recapitalizations and Mergers

If we:	Then:
Change the nominal or par value of our Class A ordinary shares	The cash, shares or other securities received by the depositary will become deposited securities.

Reclassify, split up or consolidated any of the deposited securities	Each ADS will automatically represent its equal share of the new deposited securities.

Distribute securities on the Class A ordinary shares that are not distributed to you, or recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take similar action	The depositary may distribute some or all of the cash, shares or other securities it received. It may also deliver new ADSs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the form of ADR without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, including expenses incurred in connection with foreign exchange control regulations and other charges specifically payable by ADS holders under the deposit agreement, or materially prejudices a substantial existing right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended. If any new laws are adopted which would require the deposit agreement to be amended in order to comply therewith, we and the depositary may amend the deposit agreement in accordance with such laws and such amendment may become effective before notice thereof is given to ADS holders.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement if we ask it to do so, in which case the depositary will give notice to you at least 90 days prior to termination. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign, or if we have removed the depositary, and in either case we have not appointed a new depositary within 90 days. In either such case, the depositary must notify you at least 30 days before termination.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property and deliver Class A ordinary shares and other deposited securities upon cancellation of ADSs after payment of any fees, charges, taxes or other governmental charges. Six months or more after the date of termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. After such sale, the depositary’s only obligations will be to account for the money and other cash. After termination, we shall be discharged from all obligations under the deposit agreement except for our obligations to the depositary thereunder.

Books of Depositary

The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to our Company, the ADRs and the deposit agreement.

The depositary will maintain facilities in the Borough of Manhattan, The City of New York to record and process the issuance, cancellation, combination, split-up and transfer of ADRs.

These facilities may be closed at any time or from time to time when such action is deemed necessary or advisable by the depositary in connection with the performance of its duties under the deposit agreement or at our reasonable written request.

Limitations on Obligations and Liability

The deposit agreement expressly limits our obligations and the obligations of the depositary and the custodian. It also limits our liability and the liability of the depositary. The depositary and the custodian:

•	are only obligated to take the actions specifically set forth in the deposit agreement without gross negligence or willful misconduct;

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are not liable if any of us or our respective controlling persons or agents are prevented or forbidden from, or subjected to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement and any ADR, by reason of any provision of any present or future law or regulation of the United States or any state thereof, the Cayman Islands or any other country, or of any other governmental authority or regulatory authority or stock exchange, or on account of the possible criminal or civil penalties or restraint, or by reason of any provision, present or future, of our memorandum and articles of association or any provision of or governing any deposited securities, or by reason of any act of God or war or other circumstances beyond its control (including, without limitation, nationalization, expropriation, currency restrictions, work stoppage, strikes, civil unrest, revolutions, rebellions, explosions and computer failure);

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are not liable by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our memorandum and articles of association or provisions of or governing deposited securities;

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are not liable for any action or inaction of the depositary, the custodian or us or their or our respective controlling persons or agents in reliance upon the advice of or information from legal counsel, any person presenting Class A ordinary shares for deposit or any other person believed by it in good faith to be competent to give such advice or information;

•	are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement;

•	are not liable for any special, consequential, indirect or punitive damages for any breach of the terms of the deposit agreement, or otherwise;

•	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party;

•

disclaim any liability for any action or inaction or inaction of any of us or our respective controlling persons or agents in reliance upon the advice of or information from legal counsel, accountants, any person presenting Class A ordinary shares for deposit, holders and beneficial owners (or authorized representatives) of ADSs, or any person believed in good faith to be competent to give such advice or information; and

•

disclaim any liability for inability of any holder to benefit from any distribution, offering, right or other benefit made available to holders of deposited securities but not made available to holders of ADS.

The depositary and any of its agents also disclaim any liability (i) for any failure to carry out any instructions to vote, the manner in which any vote is cast or the effect of any vote or failure to determine that any distribution or action may be lawful or reasonably practicable or for allowing any rights to lapse in accordance with the provisions of the deposit agreement, (ii) the failure or timeliness of any notice from us, the content of any information submitted to it by us for distribution to you or for any inaccuracy of any translation thereof, (iii) any investment risk associated with the acquisition of an interest in the deposited securities, the validity or worth of the deposited securities, the credit-worthiness of any third party, (iv) for any tax consequences that may result from ownership of ADSs, Class A ordinary shares or deposited securities, or (v) for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the depositary or in connection with any matter arising wholly after the removal or resignation of the depositary, provided that in connection with the issue out of which such potential liability arises the depositary performed its obligations without gross negligence or willful misconduct while it acted as depositary.

In addition, the deposit agreement provides that each party to the deposit agreement (including each holder, beneficial owner and holder of interests in the ADRs) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any lawsuit or proceeding against the depositary or our Company related to our shares, the ADSs or the deposit agreement.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will issue, deliver or register a transfer of an ADS, split-up, subdivide or combine ADSs, make a distribution on an ADS, or permit withdrawal of Class A ordinary shares, the depositary may require:

•

payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any Class A ordinary shares or other deposited securities and payment of the applicable fees, expenses and charges of the depositary;

•	satisfactory proof of the identity and genuineness of any signature or any other matters contemplated in the deposit agreement; and

•

compliance with (A) any laws or governmental regulations relating to the execution and delivery of ADRs or ADSs or to the withdrawal or delivery of deposited securities and (B) such reasonable regulations and procedures as the depositary may establish, from time to time, consistent with the deposit agreement and applicable laws, including presentation of transfer documents.

The depositary may refuse to issue and deliver ADSs or register transfers of ADSs generally when the register of the depositary or our transfer books are closed or at any time if the depositary or we determine that it is necessary or advisable to do so.

Your Right to Receive the Shares Underlying Your ADSs

You have the right to cancel your ADSs and withdraw the underlying Class A ordinary shares at any time except:

•

when temporary delays arise because: (1) the depositary has closed its transfer books or we have closed our transfer books; (2) the transfer of Class A ordinary shares is blocked to permit voting at a shareholders’ meeting; or (3) we are paying a dividend on our Class A ordinary shares;

•	when you owe money to pay fees, taxes and similar charges;

•

when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of Class A ordinary shares or other deposited securities,

•	other circumstances specifically contemplated by Section I.A.(l) of the General Instructions to Form F-6 (as such General Instructions may be amended from time to time); or

•	for any other reason if the depositary or we determine, in good faith, that it is necessary or advisable to prohibit withdrawals.

The depositary shall not knowingly accept for deposit under the deposit agreement any Class A ordinary shares or other deposited securities required to be registered under the provisions of the Securities Act, unless a registration statement is in effect as to such Class A ordinary shares.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of an ADS holder, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register such transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not verify, determine or otherwise ascertain that the DTC participant claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code).

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have              ADSs outstanding, representing approximately             % of our outstanding Class A ordinary shares, assuming the underwriters do not exercise their over-allotment option to purchase additional ADSs.

All of the ADSs sold in this offering will be freely transferable in the United States by persons other than our “affiliates” without restriction or further registration under the Securities Act. Rule 144 of the Securities Act defines an “affiliate” of a company as a person that, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, our Company. All of our ordinary shares outstanding immediately prior to the completion of this offering are “restricted securities” as that term is defined in Rule 144 because they were issued in a transaction or series of transactions not involving a public offering. Restricted securities, in the form of ADSs or otherwise, may be sold only if they are the subject of an effective registration statement under the Securities Act or if they are sold pursuant to an exemption from the registration requirement of the Securities Act such as those provided for in Rules 144 or 701 promulgated under the Securities Act, which rules are summarized below. Restricted shares may also be sold outside of the United States to non-U.S. persons in accordance with Rule 904 of Regulation S under the Act. This prospectus may not be used in connection with any resale of our ADSs acquired in this offering by our affiliates.

Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our shares or ADSs, and while we intend to apply for the listing of our ADSs on the NYSE, we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by ADSs.

Lock-Up Agreements

We have agreed, for a period of [180] days after the date of this prospectus, not to, except in connection with this offering, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any ADSs or ordinary shares or any other securities so owned convertible into or exercisable or exchangeable for ADSs or ordinary shares, (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ADSs or ordinary shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of ADSs, ordinary shares or such other securities, in cash or otherwise or (3) file any registration statement with the Securities and Exchange Commission relating to the offering of any ADSs or ordinary shares or any securities convertible into or exercisable or exchangeable for ADSs or ordinary shares.

Furthermore, each of our directors, executive officers and existing shareholders has also entered into a similar lock-up agreement for a period of [180] days from the date of this prospectus, subject to certain exceptions, with respect to our ordinary shares, ADSs and securities that are substantially similar to our ordinary shares or ADSs. These parties collectively own substantially all of our outstanding ordinary shares, without giving effect to this offering. Other than this offering, we are not aware of any plans by any significant shareholders to dispose of significant numbers of our ADSs or ordinary shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for our ADSs or ordinary shares may dispose of significant numbers of our ADSs or ordinary shares in the future. We cannot predict what effect, if any, future sales of our ADSs or ordinary shares, or the availability of ADSs or ordinary shares for future sale, will have on the trading price of our ADSs from time to time. Sales of substantial amounts of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our ADSs.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, persons who are not our affiliates and have beneficially owned our Class A ordinary shares, including our ADSs, for more than six months but not more than one year may sell such Class A ordinary shares, including our ADSs, without registration under the Securities Act subject to the availability of current public information about us. Persons who are not our affiliates and have beneficially owned our Class A ordinary shares, including our ADSs, for more than one year may freely sell our Class A ordinary shares, including our ADSs, without registration under the Securities Act. Persons who are our affiliates (including persons beneficially owning 10% or more of our outstanding shares), and have beneficially owned our Class A ordinary shares for at least six months, may sell within any three-month period a number of restricted securities that does not exceed the greater of the following:

•

1.0% of the then outstanding ordinary shares of the same class, in the form of ADSs or otherwise, which immediately after this offering will equal              ordinary shares, assuming the underwriters do not exercise their over-allotment option; or

•

the average weekly trading volume of our ordinary shares of the same class, in the form of ADSs or otherwise, during the four calendar weeks preceding the date on which notice of the sale on Form 144 is filed with the SEC by such person.

Such sales are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us. In addition, in each case, these shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Rule 701

Beginning 90 days after the date of this prospectus, persons other than affiliates who purchased ordinary shares under a written compensatory plan or contract may be entitled to sell such shares in the United States in reliance on Rule 701 under the Securities Act. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 subject only to its manner-of-sale requirements. However, the Rule 701 shares would remain subject to any applicable lock-up arrangements and would only become eligible for sale when the lock-up period expires.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts, which are expected to be incurred by us in connection with the offer and sale of the ADSs by us. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee, and the NYSE market entry and listing fee, all amounts are estimates.

SEC Registration Fee	US$
FINRA Filing Fee
NYSE Market Entry and Listing Fee
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Miscellaneous

Total	US$

These expenses will be borne by us, except for underwriting discounts, which will be borne by us and the selling shareholders in proportion to the numbers of ADSs sold in the offering by us and the selling shareholders, respectively.

MATERIAL TAX CONSIDERATIONS

The following summary of certain Cayman Islands and U.S. federal income tax consequences of an investment in our ordinary shares and ADSs and is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the ADSs or our ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands and the United States. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of our ordinary shares. To the extent that this discussion relates to matters of Cayman Islands tax law, it is the opinion of Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law.

Cayman Islands Tax Considerations

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our Company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

We have received an undertaking from the Governor in Cabinet of the Cayman Islands to the effect that, for a period of 20 years from the date of the undertaking, no law that thereafter is enacted in the Cayman Islands imposing any tax or duty to be levied on profits, income or on gains or appreciation shall apply to our Company or its operations; and that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (a) on or in respect of the shares, debentures or other obligations of our Company; or (b) by way of the withholding in whole or in part of any relevant payment as defined in the Tax Concessions Law of the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares, nor will gains derived from the disposal of our ordinary shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in respect of the issue of our ordinary shares or on an instrument of transfer in respect of our ordinary shares.

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs and ordinary shares by U.S. Holders (as defined below) that acquire our ADSs in this offering and hold our ADSs as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be relevant to particular investors in light of their specific circumstances, including investors subject to special tax rules (for example, certain financial institutions (including banks), cooperatives, pension plans, insurance companies, broker-dealers, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations)), investors who are not

U.S. Holders, investors who own (directly, indirectly, or constructively) 10% or more of our stock (by vote or value), investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, investors required to accelerate the recognition of any item of gross income with respect to our ADSs or ordinary shares as a result of such income being recognized on an applicable financial statement, or U.S. Holders that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not discuss any non-United States tax, state or local tax, or non-income tax (such as the U.S. federal gift or estate tax) considerations, or any consequences under the alternative minimum tax or Medicare tax on net investment income. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a United States person under the Code.

If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or ordinary shares and partners in such partnerships are urged to consult their tax advisors as to the particular United States federal income tax consequences of an investment in our ADSs or ordinary shares.

For U.S. federal income tax purposes, it is generally expected that a U.S. Holder of ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of our ADSs will be treated in this manner. Accordingly, deposits or withdrawals of ordinary shares for ADSs will generally not be subject to U.S. federal income tax.

Dividends

The entire amount of any cash distribution paid with respect to our ADSs or ordinary shares (including the amount of any non-U.S. taxes withheld therefrom, if any) generally will constitute dividends to the extent such distributions are paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, and generally will be taxed as ordinary income in the year received by the depositary, in the case of ADSs, or on the date of receipt by such U.S. Holder, in the case of ordinary shares. To the extent amounts paid as distributions on the ADSs or ordinary shares exceed our current or accumulated earnings and profits, such distributions will not be dividends, but instead will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis in the ADSs or ordinary shares with respect to which the distribution is made, and thereafter as capital gain. However, we do not intend to compute (or to provide U.S. Holders with the information necessary to compute) our earnings and profits under United States federal income tax principles. Accordingly, a U.S. Holder will be unable to establish that a distribution is not out of earnings and profits and should expect to treat the full amount of the distribution as a “dividend” for United States federal income tax purposes.

Dividends will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s particular facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed (at a rate not exceeding any applicable treaty rate) on dividends received on our ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are advised to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Dividends paid in non-U.S. currency will be included in the gross income of a U.S. Holder in a U.S. dollar amount calculated by reference to a spot market exchange rate in effect on the date that the dividends are received by the U.S. Holder, regardless of whether such foreign currency is in fact converted into U.S. dollars on such date. Such U.S. Holder will have a tax basis for United States federal income tax purposes in the foreign currency received equal to that U.S. dollar value. If such dividends are converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect thereof. If the foreign currency so received is not converted into U.S. dollars on the date of receipt, such U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the foreign currency generally will be treated as ordinary income or loss to such U.S. Holder and generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. U.S. Holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any foreign currency received by a U.S. Holder that are converted into U.S. dollars on a date subsequent to receipt.

Sale or Other Disposition of ADSs or Ordinary Shares

A U.S. Holder will generally recognize capital gain or loss upon a sale or other disposition of ADSs or ordinary shares, in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in such ADSs or ordinary shares, each amount determined in U.S. dollars. Any capital gain or loss will be long-term capital gain or loss if the ADSs or ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. The deductibility of a capital loss may be subject to limitations. Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under its particular circumstances.

A U.S. Holder that receives Singapore dollars or another currency other than U.S. dollars on the disposition of our ADSs or ordinary shares will realize an amount equal to the U.S. dollar value of the non-U.S. currency received at the spot rate on the date of sale (or, if the ADSs or ordinary shares are traded on a recognized exchange and in the case of cash basis and electing accrual basis U.S. Holders, the settlement date). An accrual basis U.S. Holder that does not elect to determine the amount realized using the spot rate on the settlement date will recognize foreign currency gain or loss equal to the difference between the U.S. dollar value of the amount received based on the spot market exchange rates in effect on the date of sale or other disposition and the settlement date. A U.S. Holder will have a tax basis in the currency received equal to the U.S. dollar value of the currency received on the settlement date. Any gain or loss on a subsequent disposition or conversion of the currency will be United States source ordinary income or loss.

Passive Foreign Investment Company Considerations

For United States federal income tax purposes, a non-United States corporation, such as our Company, will be treated as a “passive foreign investment company,” or “PFIC” if, in the case of any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Based upon our current and expected income and assets (including goodwill and taking into account the expected proceeds from this offering) and the expected market price of our ADSs following this offering, we do not expect to be a PFIC for the current taxable year or the foreseeable future.

However, while we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a fact-intensive inquiry made annually that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our ADSs may cause us to be or become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. It is also possible that the Internal Revenue Service may challenge our classification of certain income or assets or the valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming a PFIC for the current or future taxable years.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or ordinary shares. Under the PFIC rules:

•	such excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

•

such amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are a PFIC, each a pre-PFIC year, will be taxable as ordinary income;

•	such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for that year; and

•	an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and we own any equity in a non-United States entity that is also a PFIC, or a lower-tier PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are advised to consult their tax advisors regarding the application of the PFIC rules to any of the entities in which we may own equity.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that certain requirements are met. The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the SEC, or on a foreign exchange or market that the IRS determines is a qualified exchange that has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Although we intend to apply for the listing of our ADSs on the NYSE, we cannot guarantee that our listing will be approved. Furthermore, we cannot guarantee that, once listed, our ADSs will continue to be listed and regularly traded on such exchange. U.S. Holders are advised to consult their tax advisors as to whether the ADSs are considered marketable for these purposes.

If an effective mark-to-market election is made with respect to our ADSs or ordinary shares, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs or ordinary shares held at the end of the taxable year over its adjusted tax basis of such

ADSs or ordinary shares and (ii) deduct as an ordinary loss the excess, if any, of its adjusted tax basis of the ADSs or ordinary shares held at the end of the taxable year over the fair market value of such ADSs or ordinary shares held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs or ordinary shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes an effective mark-to-market election, in each year that we are a PFIC any gain recognized upon the sale or other disposition of the ADSs or ordinary shares will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

If a U.S. Holder makes a mark-to-market election in respect of a PFIC and such corporation ceases to be a PFIC, the U.S. Holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not a PFIC.

Because a mark-to-market election generally cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. Holder who makes a mark-to-market election with respect to our ADSs or ordinary shares may continue to be subject to the general PFIC rules with respect to such U.S. Holder’s indirect interest in any of our non-United States subsidiaries if any of them is a PFIC.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections, which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, such holder would generally be required to file an annual IRS Form 8621. Each U.S. Holder is advised to consult its tax advisor regarding the potential tax consequences to such holder if we are or become a PFIC, including the possibility of making a mark-to-market election.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PARTICULAR INVESTOR. EACH PROSPECTIVE INVESTOR IN THE OUR ADSS IS URGED TO CONSULT ITS OWN TAX ADVISER ABOUT THE TAX CONSEQUENCES TO IT OF OWNING AND DISPOSING OF OUR ADSS OR ORDINARY SHARES IN LIGHT OF SUCH PROSPECTIVE INVESTOR’S OWN CIRCUMSTANCES.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the ADSs being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of ADSs indicated in the following table. Goldman Sachs (Singapore) Pte. and Credit Suisse Securities (USA) LLC are the representatives of the underwriters.

Underwriters	Number of ADSs
Goldman Sachs (Singapore) Pte.
Credit Suisse Securities (USA) LLC
Total

The underwriters are committed to take and pay for all of the ADSs being offered, if any are taken, other than the ADSs covered by the option described below unless and until this option is exercised.

[The underwriters have an option to buy up to an additional              ADSs in this offering to cover sales by the underwriters of a greater number of ADSs than the total number set forth in the table above. They may exercise that option for 30 days. If any ADSs are purchased pursuant to this option, the underwriters will severally purchase ADSs in approximately the same proportion as set forth in the table above.]

The following table shows the per ADS and total underwriting discounts and commissions to be paid to the underwriters by us. [Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase              additional ADSs.]

Paid by Us	No Exercise	Full Exercise
Per ADS
Total

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $            . We have agreed to reimburse the underwriters for certain of their expenses in the amount up to $            .

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of ADSs to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

ADSs sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any ADSs sold by the underwriters to securities dealers may be sold at a discount of up to $             per ADS from the initial public offering price. After the initial offering of the ADSs, the representatives may change the offering price and the other selling terms. Sales of ADSs made outside of the United States may be made by affiliates of the underwriters. The offering of the ADSs by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We and our executive officers, directors, and holders of substantially all of our common stock and securities convertible into or exchangeable for our common stock have agreed or will agree with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our or their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman Sachs (Singapore) Pte. and Credit Suisse Securities (USA) LLC. [This agreement does not apply to any existing employee benefit plans.] See the section titled “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the ADSs. Neither we nor the underwriters can assure investors that an active trading market will develop for the ADSs or that the ADSs will trade in the public market at or above the initial public offering price.

We have been approved to list our ADSs on              under the symbol “            .”

In connection with the offering, the underwriters may purchase and sell ADSs in the open market. These transactions may include short sales, stabilizing transactions, and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional ADSs for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional ADSs or purchasing ADSs in the open market. In determining the source of ADSs to cover the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase additional ADSs pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional ADSs for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of ADSs made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased ADSs sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our ADSs, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our ADSs. As a result, the price of our ADSs may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the             , in the over-the-counter market or otherwise.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors, and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps, and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities, or instruments of the issuer (directly, as collateral securing other obligations or otherwise) or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas or publish or express independent research views in respect of such assets, securities, or instruments and may at any time hold, or recommend to clients that they should acquire, long or short positions in such assets, securities, and instruments.

Canada

Resale restrictions

The distribution of the ADSs in Canada is being made only in the provinces of Ontario, Quebec, Alberta and British Columbia on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of the ADSs are made. Any resale of the ADSs in Canada must be made under applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the securities.

Representations of Canadian purchasers

By purchasing ADSs in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•

the purchaser is entitled under applicable provincial securities laws to purchase the ADSs without the benefit of a prospectus qualified under those securities laws as it is an “accredited investor” as defined under National Instrument 45-106—Prospectus Exemptions;

•	the purchaser is a “permitted client” as defined in National Instrument 31-103—Registration Requirements, Exemptions and Ongoing Registrant Obligations;

•	where required by law, the purchaser is purchasing as principal and not as agent; and

•	the purchaser has reviewed the text above under Resale Restrictions.

Canadian purchasers are hereby notified that the underwriters are relying on the exemption set out in section 3A.3 or 3A.4, if applicable, of National Instrument 33-105—Underwriting Conflicts from having to provide certain conflict of interest disclosure in this prospectus.

Statutory rights of action

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if the offering memorandum (including any amendment thereto) such as this prospectus contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser of these securities in Canada should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Enforcement of legal rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and eligibility for investment

Canadian purchasers of ADSs should consult their own legal and tax advisors with respect to the tax consequences of an investment in the ADSs in their particular circumstances and about the eligibility of the ADSs for investment by the purchaser under relevant Canadian legislation.

European Economic Area

In relation to each Member State of the European Economic Area, each a “Relevant State”, no ADSs have been offered or will be offered pursuant to this offering to the public in that Relevant State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of ADSs may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

•	to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

•

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

•	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of ADSs shall require us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any ADSs in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs to be offered so as to enable an investor to decide to purchase or subscribe for any ADSs, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Hong Kong

The ADSs may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules promulgated thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules promulgated thereunder.

People’s Republic of China

This document may not be circulated or distributed in the PRC and the ADSs may not be offered or sold, and will not be offered or sold to any person for re-offering or resale directly or indirectly to any resident of the PRC or for the benefit of, legal or natural persons of the PRC except pursuant to applicable laws and regulations of the PRC. Further, no legal or natural persons of the PRC may directly or indirectly purchase any of the ADSs or any beneficial interest therein without obtaining all prior PRC’s governmental approvals that are required, whether statutorily or otherwise. Persons who come into possession of this prospectus supplement are required by the issuer and its representatives to observe these restrictions. For the purpose of this paragraph, PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Singapore

This document has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this document and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of ADSs may not be circulated or distributed, nor may ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA and (in the case of an accredited investor) Regulation 3 of the Securities and Futures (Classes of Investors) Regulations 2018, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired ADSs pursuant to an offer made under Section 275 of the SFA except:

•	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

•	where no consideration is or will be given for the transfer;

•	where the transfer is by operation of law;

•	as specified in Section 276(7) of the SFA; or

•	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Any reference to the SFA is a reference to the Securities and Futures Act, Chapter 289 of Singapore and a reference to any term as defined in the SFA or any provision in the SFA is a reference to that term as modified or amended from time to time by such of its subsidiary legislation as may be applicable at the relevant time.

Notification under Section 309B(1)(c) of the SFA—The classification of the ADSs offered or sold under this offering are prescribed capital markets products (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in Monetary Authority of Singapore, or the MAS, Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

United Kingdom

No ADS have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the ADS which has been approved by the Financial Conduct Authority, except that offers of ADSs may be made to the public in the United Kingdom at any time:

•	to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

•

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

•	in any other circumstances falling within Section 86 of the FSMA,

provided that no such offer of ADSs shall require us or any of the underwriters to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any ADSs in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs to be offered so as to enable an investor to decide to purchase or subscribe for any ADSs and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

LEGAL MATTERS

Certain legal matters of United States federal securities and New York State laws in connection with this offering will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP. The validity of the ordinary shares offered in this offering and certain legal matters as to Cayman Islands law will be passed upon for us by Maples and Calder (Hong Kong) LLP. Certain legal matters as to Thai law will be passed upon for us by Thanathip & Partners.

Certain legal matters of United States federal securities and New York State laws in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP.

Skadden, Arps, Slate, Meagher & Flom LLP may rely upon Maples Group with respect to matters governed by Cayman Islands law, Thanathip & Partners with respect to matters governed by Thai law, and Zhong Lun Law Firm with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements of TDCX Holdings Pte. Ltd. and its subsidiaries as of December 31, 2018 and 2019 and for the two years ended December 31, 2018 and 2019 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements are included in reliance upon the report of such firm given upon the authority of such firm as experts in accounting and auditing. The office of Deloitte & Touche LLP is located at 6 Shenton Way, OUE Downtown 2, #33-00, Singapore 068809.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to the underlying ordinary shares represented by the ADSs to be sold in this offering. We have also filed a related registration statement on Form F-6 with the SEC to register the ADSs. For the purposes of this section, the term “registration statement” means the original registration statement and any and all amendments thereto including the schedules and exhibits to the original registration statement or any amendment. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and our ADSs.

Immediately upon the effectiveness of the registration statement on Form F-1 of which this prospectus forms a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC, including the registration statement, can be obtained over the Internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. As we are a foreign private issuer, we will be required to file our annual report on Form 20-F within 120 days of the end of each year. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with IFRS, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, if we so request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

TDCX HOLDINGS PTE. LTD. (formerly AGORAE PTE LTD) AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

TDCX HOLDINGS PTE. LTD. (formerly known as Agorae Pte Ltd) AND ITS SUBSIDIARIES

(Registration No. 199903205H)

CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2018 and 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS AND THE BOARD OF DIRECTORS OF TDCX HOLDINGS PTE. LTD. (formerly AGORAE PTE LTD)

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of TDCX Holdings Pte. Ltd. (formerly Agorae Pte Ltd) and its subsidiaries (the “Group”) as of December 31, 2019 and 2018, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Singapore

January 29, 2021

We have served as the Group’s auditor since 2020.

TDCX HOLDINGS PTE. LTD. (formerly AGORAE PTE LTD) AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	Note	December 31, 2019	December 31, 2018
		S$’000	S$’000
ASSETS

Current assets
Cash and cash equivalents	7	35,920	23,973
Fixed deposits	8	837	—
Trade receivables	10	55,278	27,605
Contract assets	11	26,523	18,605
Other receivables	12	9,210	5,392
Tax recoverable		—	350

Total current assets		127,768	75,925

Non-current assets
Pledged deposits	9	2,110	2,096
Plant and equipment	13	40,730	24,911
Right-of-use assets	14	22,840	18,586
Deferred tax assets	22	1,197	329
Investment in associate		33	33
Loan to associate	15	784	—
Other receivables	12	3,708	2,931

Total non-current assets		71,402	48,886

Total assets		199,170	124,811

LIABILITIES AND EQUITY

Current liabilities
Other payables	16	26,926	15,870
Amount due to a director	17	—	10,469
Bank loans	18	34,421	6,374
Lease liabilities	19	10,963	7,634
Income tax payable		6,956	3,229

Total current liabilities		79,266	43,576

Non-current liabilities
Bank loans	18	—	24,173
Lease liabilities	19	14,498	12,495
Provision for reinstatement cost	20	4,955	1,817
Defined benefit obligation	21	769	315
Deferred tax liabilities	22	236	365

Total non-current liabilities		20,458	39,165

Capital, reserves and non-controlling interests
Share capital	23	250	250
Reserves	31	(20,900)	(21,854)
Retained earnings		120,094	63,673

Equity attributable to owners of the Group		99,444	42,069
Non-controlling interests	24	2	1

Total equity		99,446	42,070

Total liabilities and equity		199,170	124,811

See accompanying notes to financial statements.

TDCX HOLDINGS PTE. LTD. (formerly AGORAE PTE LTD) AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

	Note	2019	2018
		S$’000	S$’000
Revenue	25	330,265	181,233

Employee benefits expense		(189,912)	(109,373)

Depreciation expense		(24,599)	(12,908)

Rental and maintenance expense		(9,220)	(2,623)

Recruitment expense		(6,680)	(3,792)

Transport and travelling expense		(2,083)	(1,358)

Telecommunication and technology expense		(4,522)	(2,385)

Finance costs		(2,893)	(1,128)

Other operating expense		(10,478)	(6,872)

Interest income		465	268

Other operating income	27	717	546

Profit before income tax		81,060	41,608

Income tax expenses	28	(7,524)	(3,520)

Profit for the year	26	73,536	38,088

Item that will not be reclassified to profit or loss:
Remeasurement of retirement benefit obligation		(114)	48

Item that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations		954	(119)

Total comprehensive income for the year		74,376	38,017

Profit attributable to:

—Owners of the Group		73,535	35,271
—Non-controlling interests		1	2,817

		73,536	38,088

Total comprehensive income attributable to:

—Owners of the Group		74,375	35,145
—Non-controlling interests		1	2,872

		74,376	38,017

Basic and diluted earnings per share (S$)	29	294	141

Weighted average number of ordinary shares used in computing basic and diluted earnings per share (‘000)		250	250

See accompanying notes to financial statements.

TDCX HOLDINGS PTE. LTD. (formerly AGORAE PTE LTD) AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Note	Share capital	Reserves (Note 31)	Retained earnings	Equity attributable to owners of the Group	Non- controlling interests	Total
		S$’000	S$’000	S$’000	S$’000	S$’000	S$’000
Balance at January 1, 2018		250	(719)	31,356	30,887	14,168	45,055

Total comprehensive income for the year:

Profit for the year		—	—	35,271	35,271	2,817	38,088
Other comprehensive (loss) income		—	(174)	48	(126)	55	(71)

Total		—	(174)	35,319	35,145	2,872	38,017

Transaction with owners recognized directly in equity:
Acquisition of non-controlling interests	24	—	(20,961)	—	(20,961)	(17,039)	(38,000)
Dividends	30	—	—	(3,002)	(3,002)	—	(3,002)

Total		—	(20,961)	(3,002)	(23,963)	(17,039)	(41,002)

Balance at December 31, 2018		250	(21,854)	63,673	42,069	1	42,070

Total comprehensive income for the year:

Profit for the year		—	—	73,535	73,535	1	73,536
Other comprehensive income (loss)		—	954	(114)	840	—	840

Total		—	954	73,421	74,375	1	74,376

Transaction with owners recognized directly in equity:
Dividends	30	—	—	(17,000)	(17,000)	—	(17,000)

Total		—	—	(17,000)	(17,000)	—	(17,000)

Balance at December 31, 2019		250	(20,900)	120,094	99,444	2	99,446

See accompanying notes to financial statements.

TDCX HOLDINGS PTE. LTD. (formerly AGORAE PTE LTD) AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

	2019	2018
	S$’000	S$’000
Operating activities
Profit before income tax	81,060	41,608
Adjustments for:
Depreciation expense	24,599	12,908
Gain on early termination of right-of-use assets	(21)	—
(Reversal) Loss allowance on trade and other receivables	(18)	8
Bank facility fee	55	6
Interest income	(465)	(268)
Interest expense	2,893	1,128
Remeasurement of retirement benefit obligation	312	128
Loss on disposal and write-off of plant and equipment	—	17

Operating cash flows before movements in working Capital	108,415	55,535

Trade receivables	(27,226)	(7,111)
Contract assets	(7,734)	(10,415)
Other receivables	(3,239)	(4,146)
Other payables	9,833	4,503

Cash generated from operations	80,049	38,366

Interest received	465	268
Retirement benefit paid	—	—
Income tax paid	(4,793)	(1,551)
Income tax refunded	323	237

Net cash from operating activities	76,044	37,320

Investing activities
Purchase of plant and equipment (Note A)	(25,940)	(18,958)
Payment for restoration of office	(66)	—
Acquisition of non-controlling interests (Note 24)	—	(38,000)
Increase in pledged deposits	—	(1,905)
Increase in fixed deposits	(837)	—
Loan to associate	(784)	—

Net cash used in investing activities	(27,627)	(58,863)

Financing activities
Dividends paid	(17,000)	(3,002)
Drawdown of bank loan	10,000	30,400
Amount due to a director	—	6,230
Repayment of amount due to a director	(10,474)	—
Repayment of lease liabilities	(11,590)	(5,324)
Interest paid	(1,396)	(831)
Bank facility fee paid	(115)	(153)
Repayment of bank loan	(6,080)	—

Net cash (used in) from financing activities	(36,655)	27,320

Net increase in cash and cash equivalents	11,762	5,777
Effect of foreign exchange rate changes on cash held in foreign currencies	185	(71)
Cash and cash equivalents at beginning of year	23,973	18,267

Cash and cash equivalents at end of year (Note 7)	35,920	23,973

Note A:

During the year, the additions to plant and equipment totaling S$29.0 million (2018: S$19.7 million, 2017: S$6.1 million) comprises paid purchases totaling S$25.9 million (2018: S$18.9 million) and a provision of S$3.0 million (2018: S$0.7 million) for estimated future reinstatement cost relating to office improvements (Note 20).

See accompanying notes to financial statements.

TDCX HOLDINGS PTE. LTD. (formerly AGORAE PTE LTD) AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1	GENERAL

TDCX Holdings Pte. Ltd. (formerly Agorae Pte Ltd) (“TDCXH”) is a company incorporated in Singapore in June 1999 and is 100% owned by a shareholder (“Common Shareholder”) and its consolidated subsidiaries (together, the “Group”) mainly provide outsource contact center services comprising of sales and digital marketing, omnichannel customer experiences (“CX”) and social media content monitoring.

TDCX (SG) Pte. Ltd. (formerly Teledirect Pte Ltd) (“TDCX SG”) was incorporated in Singapore in October 1995. TDCX SG is a consolidated subsidiary of TDCXH as a result of the reorganisation further described below.

Prior to September 2018, TDCX SG was 60% owned by the Common Shareholder and 40% owned by a third party. In September 2018, 40% of TDCX SG was acquired by TDCXH by paying cash in an amount of S$38 million (Note 24). In January 2019, the Common Shareholder reduced his 60% equity interest in TDCX SG through cancellation of his shares in TDCX SG and TDCX SG became a wholly owned subsidiary of TDCXH.

As TDCXH and TDCX SG were under common control of the Common Shareholder during all the periods presented, the acquisition of TDCX SG by TDCXH was accounted for in a manner similar to a pooling of interest with assets and liabilities all reflected at their historical amounts in the Group’s consolidated financial statements. As such, the Group’s consolidated financial statements were prepared as if TDCXH has control over TDCX SG for all periods presented.

The consolidated financial statements of the Group for the financial year ended December 31, 2019 were authorized for issue by the Board of Directors of TDCXH on January 29, 2021. The consolidated financial statements are expressed in Singapore Dollars.

2	ADOPTION OF NEW AND REVISED STANDARDS

New and amended IFRS Standards that are effective for the current year

The Group has adopted IFRIC 23 Uncertainty over Income Tax Treatments for the first time in the current year. IFRIC 23 sets out how to determine the accounting tax position when there is uncertainty over income tax treatments. The Interpretation requires the Group to:

•	Determine whether uncertain tax positions are assessed separately or as a group; and

•	Assess whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings:

○	If yes, the Group should determine its accounting tax position consistently with the tax treatment used or planned to be used in its income tax filings.

○	If no, the Group should reflect the effect of uncertainty in determining its accounting tax position using either the most likely amount or the expected value method.

Management has assessed that the adoption of IFRIC 23 does not have a significant impact to the Group except as disclosed in Note 28.

TDCX HOLDINGS PTE. LTD. (formerly AGORAE PTE LTD) AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

New and revised IFRS Standards in issue but not yet effective

At the date of authorisation of these financial statements, the Group has not applied the following new and revised International Financial Reporting Standards (“IFRS”) that have been issued but are not yet effective:

Amendments to IFRS 3	Definition of a business
Amendments to IAS 1 and IAS 8	Definition of material
IAS 1	Classification of Liabilities as Current or Non-current
Amendments to IFRS 3	Reference to the Conceptual Framework
Amendments to IAS 16	Property, Plant and Equipment—Proceeds before intended Use
Annual improvements to IFRS Standards 2018— 2020 Cycle	Amendments to IFRS 1-First-time Adoption of International Standards, IFRS 9 Financial instruments, IFRS 16 Leases and IAS 41 Agriculture.

The management do not expect that the adoption of the Standards listed above will have a material impact on the financial statements of the Group in future periods.

3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING - The consolidated financial statements have been prepared in accordance with IFRS issued by International Accounting Standards Board (“IASB”).

The financial statements have been prepared in accordance with the historical cost basis, except as disclosed in the accounting policies below. Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Group takes into account the characteristics of the asset or liability which market participants would take into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these consolidated financial statements is determined on such a basis, except for leasing transactions that are within the scope of IFRS 16 Leases, and measurements that have some similarities to fair value but are not fair value, such as value in use in IAS 36 Impairment of Assets.

In addition, for financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

•	Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

•	Level 3 inputs are unobservable inputs for the asset or liability.

TDCX HOLDINGS PTE. LTD. (formerly AGORAE PTE LTD) AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

BASIS OF CONSOLIDATION - The consolidated financial statements incorporate the financial statements of the company and entities (including structure entities) controlled by the Group and its subsidiaries. Control is achieved when the Group:

•	Has power over the investee;

•	Is exposed, or has rights, to variable returns from its involvement with the investee; and

•	Has the ability to use its power to affect its returns.

The company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

When the company has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The company considers all relevant facts and circumstances in assessing whether or not the company’s voting rights in an investee are sufficient to give it power, including:

•	The size of the company’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;

•	Potential voting rights held by the company, other vote holders or other parties;

•	Rights arising from other contractual arrangements; and

•

Any additional facts and circumstances that indicate that the company has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

Consolidation of a subsidiary begins when the company obtains control over the subsidiary and ceases when the company loses control of the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statement of profit or loss and other comprehensive income from the date the company gains control until the date when the company ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income are attributed to the owners of the company and to the non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owners of the company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

When necessary, adjustment are made to the financial statements of subsidiaries to bring their accounting policies in line with the Group’s accounting policies.

Changes in the Group’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions. The carrying amounts of the Group’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiary. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the company.

ASSOCIATE - An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control over those policies. The Group holds 10% ownership interests in a company. The Group accounts for this company as an associate as it has significant influence by virtue of its representation on the Board.

The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting. Under the equity method, an investment in an associate

TDCX HOLDINGS PTE. LTD. (formerly AGORAE PTE LTD) AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

is initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Group’s share of the profit or loss and other comprehensive income of the associate. When the Group’s share of losses of an associate exceeds the Group’s interest in that associate (which includes any long-term interests that, in substance, form part of the Group’s net investment in the associate), the Group discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate.

An investment in an associate is accounted for using the equity method from the date on which the investee becomes an associate. On acquisition of the investment in an associate, any excess of the cost of the investment over the Group’s share of the net fair value of the identifiable assets and liabilities of the investee is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Group’s share of the net fair value of the identifiable assets and liabilities over the cost of the investment, after reassessment, is recognized immediately in profit or loss in the period in which the investment is acquired.

The requirements of IAS 28 Investments in Associate and Joint Ventures are applied to determine whether it is necessary to recognize any impairment loss with respect to the Group’s investment in an associate. When necessary, the entire carrying amount of the investment (including goodwill, if any) is tested for impairment in accordance with IAS 36 Impairment of Assets as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount, any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with IAS 36 to the extent that the recoverable amount of the investment subsequently increases.

When a Group entity transacts with an associate of the Group, profits and losses resulting from the transactions with the associate are recognized in the Group’s consolidated financial statements only to the extent of interests in the associate that are not related to the Group.

FINANCIAL INSTRUMENTS - Financial assets and financial liabilities are recognized on the statement of financial position when the Group becomes a party to the contractual provisions of the instruments. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities are added to or deducted from the fair value of the financial assets and financial liabilities, as appropriate, on initial recognition.

Financial assets

Classification of financial assets

Debt instruments mainly comprise bank balances and trade and other receivables which meet the following conditions and are subsequently measured at amortized cost:

•	The financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows only; and

•	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

TDCX HOLDINGS PTE. LTD. (formerly AGORAE PTE LTD) AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Debt instruments that meet the following conditions are subsequently measured at fair value through other comprehensive income (FVTOCI):

•	The financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling the financial assets; and

•	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Debt instruments that do not meet the amortized cost criteria or the fair value through other comprehensive income (“FVTOCI”) criteria are classified as fair value through profit or loss (“FVTPL”).

In addition, debt instruments that meet either the amortized cost criteria or the FVTOCI criteria may be designated irrevocably as at FVTPL upon initial recognition if such designation eliminates or significantly reduces a measurement or recognition inconsistency that would arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases. The Group has designated debt instruments as at FVTPL as disclosed in Note 15.

Investments in equity instruments are classified as at FVTPL, unless the Group irrevocably elect to designate an equity investment that is neither held for trading nor a contingent consideration arising from a business combination as at FVTOCI on initial recognition. The Group has elected to designate the investment in equity instrument at FVTPL as disclosed in Note 15.

Financial assets at FVTPL are measured at fair value at the end of each reporting period, with any fair value gains or losses recognized in profit or loss. The net gain or loss recognized in profit or loss includes any dividend or interest earned on the financial asset.

Amortized cost and effective interest method

The effective interest method is a method of calculating the amortized cost of a debt instrument and of allocating interest income over the relevant period.

The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) excluding expected credit losses, through the expected life of the debt instrument, or, where appropriate, a shorter period, to the gross carrying amount of the debt instrument on initial recognition.

The amortized cost of a financial asset is the amount at which the financial asset is measured at initial recognition minus the principal repayments, plus the cumulative amortisation using the effective interest method of any difference between that initial amount and the maturity amount, adjusted for any loss allowance. On the other hand, the gross carrying amount of a financial asset is the amortized cost of a financial asset before adjusting for any loss allowance.

Interest income is recognized using the effective interest method for debt instruments measured subsequently at amortized cost, except for short-term balances when the effect of discounting is immaterial.

Cash and cash equivalents

Cash and cash equivalents in the statement of cash flows comprise cash on hand and demand deposits, bank overdrafts, and other short-term highly liquid investments that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value.

TDCX HOLDINGS PTE. LTD. (formerly AGORAE PTE LTD) AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Impairment of financial assets

The Group recognizes a loss allowance for expected credit losses (“ECL”) on trade and other receivables. The amount of expected credit losses is updated at each reporting date to reflect changes in credit risk since initial recognition of the respective financial instrument.

The Group always recognizes lifetime ECL for trade receivables. The expected credit losses on these financial assets are estimated using a provision matrix based on the Group’s historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current as well as the forecast direction of conditions at the reporting date, including time value of money where appropriate.

For all other financial instruments, the Group recognizes lifetime ECL when there has been a significant increase in credit risk since initial recognition. If, on the other hand, the credit risk on the financial instrument has not increased significantly since initial recognition, the Group measures the loss allowance for that financial instrument at an amount equal to 12-month ECL. The assessment of whether lifetime ECL should be recognized is based on significant increases in the likelihood or risk of a default occurring since initial recognition instead of on evidence of a financial asset being credit-impaired at the reporting date or an actual default occurring.

Lifetime ECL represents the expected credit losses that will result from all possible default events over the expected life of a financial instrument. In contrast, 12-month ECL represents the portion of lifetime ECL that is expected to result from default events on a financial instrument that are possible within 12 months after the reporting date.

Significant increase in credit risk

In assessing whether the credit risk on a financial instrument has increased significantly since initial recognition, the Group compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition. In making this assessment, the Group considers both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information that is available without undue cost or effort. Forward-looking information considered includes the future prospects of the industries in which the Group’s debtors operate and impact of COVID-19, as well as consideration of various external sources of actual and forecast economic information that relate to the Group’s core operations.

The Group presumes that the credit risk on a financial asset has increased significantly since initial recognition when contractual payments are more than 90 days past due, unless the Group has reasonable and supportable information that demonstrates otherwise.

The Group assumes that the credit risk on a financial instrument has not increased significantly since initial recognition if the financial instrument is determined to have low credit risk at the reporting date. A financial instrument is determined to have low credit risk if i) the financial instrument has a low risk of default, ii) the borrower has a strong capacity to meet its contractual cash flow obligations in the near term and iii) adverse changes in economic and business conditions in the longer term may, but will not necessarily, reduce the ability of the borrower to fulfil its contractual cash flow obligations.

The Group regularly monitors the effectiveness of the criteria used to identify whether there has been a significant increase in credit risk and revises them as appropriate to ensure that the criteria are capable of identifying significant increase in credit risk before the amount becomes past due.

TDCX HOLDINGS PTE. LTD. (formerly AGORAE PTE LTD) AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Definition of default

The Group considers for internal credit risk management purposes and based on historical experience, that an event of default to have occurred when there is information obtained from internal or external sources that indicates the debtor is unlikely to pay its creditors, including the Group.

Irrespective of the above analysis, the Group considers that default has occurred when a financial asset is more than 90 days past due unless the Group has reasonable and supportable information to demonstrate that a more lagging default criterion is more appropriate.

Credit-impaired financial assets

A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of that financial asset have occurred. These events include evidence that there is significant financial difficulty of the debtors or it is becoming probable that the debtor will enter bankruptcy.

Write-off policy

The Group writes off a financial asset when there is information indicating that the counterparty is in severe financial difficulty and there is no realistic prospect of recovery, e.g. when the counterparty has been placed under liquidation or has entered into bankruptcy proceedings. Financial assets written off may still be subject to enforcement activities under the Group’s recovery procedures, taking into account legal advice where appropriate. Any recoveries made are recognized in profit or loss.

Measurement and recognition of expected credit losses

The measurement of expected credit losses is a function of the probability of default, loss given default (i.e. the magnitude of the loss if there is a default) and the exposure at default. The assessment of the probability of default and loss given default is based on historical data adjusted by forward-looking information as described above. As for the exposure at default, for financial assets, this is represented by the assets’ gross carrying amount at the reporting date.

For financial assets, the expected credit loss is estimated as the difference between all contractual cash flows that are due to the Group in accordance with the contract and all the cash flows that the Group expects to receive, discounted at the original effective interest rate.

If the Group has measured the loss allowance for a financial instrument at an amount equal to lifetime ECL in the previous reporting period, but determines at the current reporting date that the conditions for lifetime ECL are no longer met, the Group measures the loss allowance at an amount equal to 12-month ECL at the current reporting date.

The Group recognizes an impairment gain or loss in profit or loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account.

Derecognition of financial assets

The Group derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another party. If the Group neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Group recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If the Group retains substantially all the risks and rewards of ownership of a transferred financial asset, the Group continues to recognize the financial asset and a collateralized borrowing for the proceeds received.

On derecognition of a financial asset measured at amortized cost, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognized in profit or loss.

TDCX HOLDINGS PTE. LTD. (formerly AGORAE PTE LTD) AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Financial liabilities and equity instruments

Classification as debt or equity

Financial liabilities and equity instruments issued by the Group are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities. Equity instruments are recorded at the proceeds received, net of direct issue costs.

Other payables and bank loans

Other payables are initially measured at fair value, net of transaction costs, and are subsequently measured at amortized cost, using the effective interest method, with interest expense recognized on an effective yield basis, except for short-term payables when the recognition of interest would be immaterial.

Interest-bearing loans are initially recognized at fair value, and are subsequently measured at amortized cost, using the effective interest method.

Derecognition of financial liabilities

The Group derecognizes financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or they expire.

PLANT AND EQUIPMENT - Plant and equipment are stated at cost less accumulated depreciation and any accumulated impairment losses.

Depreciation is charged so as to write off the cost of assets, over their estimated useful lives, using the straight-line method, on the following bases:

		Years
Leasehold improvements	—	Shorter of the useful lives or the lease terms (ranging from 2 to 6 years)
Furniture and fittings	—	5
Office equipment and software	—	3 to 5

Depreciation of plant and equipment in progress commences when the assets are ready for their intended use. The estimated useful lives, residual value and depreciation method are reviewed at each year end, with the effect of any changes in estimate accounted for on a prospective basis.

Fully depreciated assets still in use are retained in the financial statements.

Right-of-use assets are depreciated over the shorter period of the lease term and the useful life of the underlying asset. If a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects that the Group expects to exercise a purchase option, the related right-of-use asset is depreciated over the useful life of the underlying asset.

The gain or loss arising on the disposal or retirement of a plant and equipment is determined as the difference between the sales proceeds and the carrying amounts of the asset and is recognized in profit or loss.

TDCX HOLDINGS PTE. LTD. (formerly AGORAE PTE LTD) AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

IMPAIRMENT OF TANGIBLE ASSETS - At the end of each reporting period, the Group reviews the carrying amounts of its tangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognized in profit or loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. A reversal of an impairment loss is recognized in profit or loss to the extent that it eliminates the impairment loss which has been recognized for the asset in prior years immediately.

PROVISIONS - Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, and it is probable that the Group will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present and future obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

When some or all other economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

REVENUE RECOGNITION - Revenue is measured based on the consideration specified in a contract with a customer and recognized as and when control of a service is transferred to a customer.

Revenues are recognized upon the application of the following steps:

1.	Identification of the contract or contracts with a customer;

2.	Identification of the performance obligations in the contract;

3.	Determination of the transaction price;

4.	Allocation of the transaction price to the performance obligations in the contract; and

5.	Recognition of revenue when, or as, the performance obligation is satisfied.

The Group enters into master services agreements and statements of work which set out the details of the work streams for each campaign to be provided to the customers. The work streams are generally capable of being distinct and accounted for as separate performance obligations. Based on the transaction price as set up in the agreement for each performance obligation, the Group will invoice to the customers on a monthly basis as each performance obligation is satisfied after agreeing with the customers on any fee

TDCX HOLDINGS PTE. LTD. (formerly AGORAE PTE LTD) AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

adjustments based on whether the Group meets (or the failure to meet) certain key performance indicators (where applicable) during that month. The Group recognizes the revenue using the right to invoice practical expedient as the output method because the amount it has the right to invoice corresponds directly with the value to the customer of the Group’s performance completed to date, and any variable consideration would be resolved at the point of billing.

A contract asset is recorded when revenue is recognized prior to invoicing and a contract liability is recorded when the Group invoices the customers prior to satisfying the performance obligations. Our contracts do not include a significant financing component as the normal credit term is between 30 to 90 days.

Revenue recognized from contracts with customers is disaggregated into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.

•

Omnichannel CX solutions - The Group provides omnichannel CX solutions by providing information about its clients, products and services to their customers. The objective is to help its clients manage their relationships with their customers. This includes technical support for software, consumer electronic devices and telemarketing campaigns. Customer contact occurs through phone call, online chat, SMS, email and a variety of other channels and are typically on general enquiries or after-sales service issue resolution. Each service is viewed as one performance obligation and revenue is recognized over time by using the output method when the performance obligation is satisfied on a monthly basis measured by the value of the service performed to date.

•

Sales and digital marketing - The Group provides sales and digital marketing services through contacts made by the Group’s sales and digital marketing agents with the objective to promote and sell the products of its customers. This primarily involves helping the digital advertising platform clients to attract more advertisers and grow their Internet and social media advertising businesses. Each scope of service is viewed as one performance obligation and revenue is recognized over time by using the output method when the performance obligation is satisfied on a monthly basis measured by the value of the service performed to date.

•

Content monitoring and moderation - The Group provides content monitoring and moderation services to a customer by way of content moderating, identification review, authenticity and access flows and other related services. This is performed through review of social media platforms for content that violates terms of service or is illegal pursuant to the specifications and guidelines provided by the client. Revenue is recognized over time by using the output method when the performance obligation is satisfied on a monthly basis measured by the value of the service performed to date.

•

Workspace, payroll outsourcing and other services - The Group provides workspace and payroll outsourcing services through provision of fully equipped and serviced workstations and provision of payroll and human resource administration services to some of its customers. Revenue is recognized over time when the performance obligation is satisfied on a monthly basis measured by the value of the service performed to date.

Value of the service performed is determined based on the hours incurred times a fixed rate as stipulated in the contract. Any variabilities in the transaction price are resolved before each billing.

The Group has elected to apply the practical expedient provided in IFRS 15, to recognize revenue in the amount to which it has the right to invoice and has not disclosed the aggregate amount of the transaction price allocated to the performance obligations that are unsatisfied (or partially unsatisfied) as of the end of the reporting period

TDCX HOLDINGS PTE. LTD. (formerly AGORAE PTE LTD) AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Group incurred certain costs such as personnel and travel costs, hiring and training employees and capital expenditures incurred in infrastructure, renovation and leases of office space which are incidental to its contracts with the customers. IFRS 15 requires an entity to recognize an asset from the costs incurred to fulfil a contract with a customer if the costs are not within the scope of another IFRS Standard, and only if those costs meet all the following criteria:

•	the costs relate directly to a contract or to an anticipated contract that the Group can specifically identify;

•	the costs generate or enhance resources of the Group that will be used in satisfying (or in continuing to satisfy) performance obligations in the future; and

•	the costs are expected to be recovered.

The Group recognized costs as expenses as they are incurred when they relate to personnel and travelling, hiring and training employees when they do not meet the criteria above. In cases where the start-up costs to fulfil a contract includes capital expenditures in infrastructure, renovation and leases of offices space, those costs are recorded based on the guidance included in IAS 16 Property Plant and Equipment and IFRS 16 Leases.

Interest income

Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

TDCX HOLDINGS PTE. LTD. (formerly AGORAE PTE LTD) AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

LEASES

The Group as a lessee

The Group leases office space to run its operation.

The Group assesses whether a contract is or contains a lease, at inception of the contract on the basis of whether the customer has the right to control the use of an identified asset for a period of time in exchange for consideration. The Group recognizes a right-of-use asset and a corresponding lease liability with respect to all lease arrangements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets (such as tablets and personal computers, small items of office furniture and telephones). For these leases, the Group recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date. The lease payment shall be discounted using the interest rate implicit in the lease. If the interest rate implicit in the lease cannot be readily determined, the Group uses the incremental borrowing rate. The Group’s incremental borrowing rate is determined based on the interest rate of the Group’s bank loans if the Group would have to pay to borrow over a similar term and with a similar security the funds necessary to obtain an asset of a similar value of the right-of-use asset in a similar economic environment.

Lease payments included in the measurement of the lease liability comprise:

•	Fixed lease payments (including in-substance fixed payments), less any lease incentives receivable;

•	The amount expected to be payable by the lessee under residual value guarantees;

•	The exercise price of purchase options, if the lessee is reasonably certain to exercise the options; and

•	Payments of penalties for terminating the lease, if the lease term reflects the exercise of an option to terminate the lease.

The lease liability is presented as a separate line (current and non-current) in the consolidated statement of financial position.

The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made.

The Group re-measures the lease liability (and makes a corresponding adjustment to the related right-of-use asset) whenever:

•

The lease term has changed or there is a significant event or change in circumstances resulting in a change in the assessment of exercise of a purchase option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate.

•

The lease payments change due to changes in an index or rate or a change in expected payment under a guaranteed residual value, in which cases the lease liability is remeasured by discounting the revised lease payments using an unchanged discount rate (unless the lease payments change is due to a change in a floating interest rate, in which case a revised discount rate is used).

•

A lease contract is modified and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured based on the lease term of the modified lease by discounting the revised lease payments using a revised discount rate at the effective date of the modification.

TDCX HOLDINGS PTE. LTD. (formerly AGORAE PTE LTD) AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The right-of-use assets comprise the initial measurement of the corresponding lease liability, lease payments made at or before the commencement day, less any lease incentives received and any initial direct costs. They are subsequently measured at cost less accumulated depreciation and impairment losses.

Whenever the Group incurs an obligation for costs to dismantle and remove a lease improvement asset and restore the underlying lease assets to their original condition required by the terms and conditions of the lease, a provision is recognized to the extent that the costs relate to a right-of-use asset.

Right-of-use assets are depreciated over the shorter period of contracted lease term and useful life of the underlying asset. If a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects that the Group expects to exercise a purchase option, the related right-of-use asset is depreciated over the useful life of the underlying asset. The depreciation starts at the commencement date of the lease.

The right-of-use assets are presented as a separate line in the consolidated statement of financial position.

The Group applies IAS 36 to determine whether a right-of-use asset is impaired and accounts for any identified impairment loss.

GOVERNMENT GRANTS - Government grants are not recognized until there is reasonable assurance that the Group will comply with the conditions attaching to them and the grants will be received.

Government grants are recognized as income over the periods necessary to match them with the costs for which they are intended to compensate, on a systematic basis. Grants that are receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Group with no future related costs are recognized in income or expenditure in the period in which they become receivable.

BORROWING COSTS - All borrowing costs are recognized in profit or loss in the period in which they are incurred.

RETIREMENT BENEFIT COSTS - Payments to defined contribution retirement benefit plans are charged as an expense when employees have rendered the services entitling them to the contributions. Payments made to state-managed retirement benefit schemes, such as the Singapore Central Provident Fund, are dealt with as payments to defined contribution plans where the Group’s obligations under the plans are equivalent to those arising in a defined contribution retirement benefit plan.

For defined benefit retirement benefit plans, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out as at each reporting date. Remeasurement, comprising actuarial gains and losses, the effect of the changes to the asset ceiling (if applicable) and the return on plan assets (excluding interest), is reflected immediately in the statement of financial position with a charge or credit recognized in other comprehensive income in the period in which they occur. Remeasurement recognized in other comprehensive income is reflected immediately in retained earnings and will not be reclassified to profit or loss. Past service cost is recognized in profit or loss in the period of a plan amendment. Net interest is calculated by applying the discount rate at the beginning of the period to the net defined benefit liability or asset. Defined benefit costs are categorized as follows:

•	Service cost (including current service cost, past service cost, as well as gains and losses on curtailments and settlements);

•	Net interest expense or income; and

•	Remeasurement.

TDCX HOLDINGS PTE. LTD. (formerly AGORAE PTE LTD) AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Group presents the first two components of defined benefit costs in profit or loss in the line item employee benefits expense. Curtailment gains and losses are accounted for as past service costs.

The retirement benefit obligation recognized in the statement of financial position represents the actual deficit or surplus in the Group’s defined benefit plans. Any surplus resulting from this calculation is limited to the present value of any economic benefits available in the form of refunds from the plans or reductions in future contributions to the plan.

A liability for a termination benefit is recognized at the earlier of when the entity can no longer withdraw the offer of the termination benefit and when the entity recognizes any related restructuring costs.

EMPLOYEE LEAVE ENTITLEMENT - Employee entitlements to annual leave are recognized when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the end of the reporting period.

INCOME TAX - Income tax expense represents the sum of the tax currently payable and deferred tax.

Tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the consolidated statement of profit or loss and other comprehensive income because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are not taxable or tax deductible. The Group’s liability for current tax is calculated using tax rates (and tax laws) that have been enacted or substantively enacted in countries where the Group and subsidiaries operate by the end of the reporting period.

A provision is recognized for those matters for which the tax determination is uncertain but it is considered probable that there will be a future outflow of funds to a tax authority. The provisions are measured at the best estimate of the amount expected to become payable. The assessment is based on the judgement of tax professionals within the Group supported by previous experience in respect of such activities and in certain cases based on specialist independent tax advice.

Deferred tax is recognized on the differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realized based on the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

TDCX HOLDINGS PTE. LTD. (formerly AGORAE PTE LTD) AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis. Current and deferred tax are recognized as an expense or income in profit or loss.

FOREIGN CURRENCY TRANSACTIONS AND TRANSLATION - The individual financial statements of each Group entity are measured and presented in the currency of the primary economic environment in which the entity operates (its functional currency). The consolidated financial statements of the Group are presented in Singapore dollar, which is also its functional currency.

In preparing the financial statements of the individual entities, transactions in currencies other than the entity’s functional currency are recorded at the rates of exchange prevailing on the date of the transaction. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at the end of the reporting period. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on retranslation of monetary items are included in profit or loss for the period. Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in profit or loss for the period except for differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognized in other comprehensive income. For such non-monetary items, any exchange component of that gain or loss is also recognized in other comprehensive income.

For the purpose of presenting consolidated financial statements, the assets and liabilities of the Group’s foreign operations (including comparatives) are expressed in Singapore dollars using exchange rates prevailing at the end of the reporting period. Income and expense items (including comparatives) are translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in a separate component of equity under the header of foreign currency translation reserve.

Exchange differences arising from the translation of the net investment in foreign entities (including monetary items that, in substance, form part of the net investment in foreign entities) and of borrowings, are recognized in other comprehensive income and accumulated in a separate component of equity under the header of translation reserve.

Immaterial classification correction

During the year ended December 31, 2019, the Group identified an immaterial classification error in the notes to its previously issued financial statements, which relates to the disclosure of revenue between Omnichannel CX solutions and Sales and digital marketing in the Notes 25 and 32 to its consolidated financial statements. As a result, revenue relating to Omnichannel CX solutions was understated by S$10 million and revenue relating to Sales and digital marketing was overstated by S$10 million for the financial year ended December 31, 2018. There was no impact on shareholders’ equity, net loss, total other comprehensive losses included in the consolidated statement of profit or loss and other comprehensive income or consolidated statement of cash flows for the year ended December 31, 2018. The error has been corrected in Note 25 “Revenue” and Note 32 “Segment reporting” respectively. Management has determined that the impact of this error is not material to the previously issued financial statements.

TDCX HOLDINGS PTE. LTD. (formerly AGORAE PTE LTD) AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4	CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the Group’s accounting policies, which are described in Note 3, management is required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Critical judgements in applying the entity accounting policies

In the process of applying the accounting policies, management did not make any material judgements that have significant effect on the amounts recognized in the financial statements apart from those involving estimates as discussed below.

Key sources of estimation uncertainty

The key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below:

Expected credit loss for trade receivables and contract assets

The Group recognizes lifetime ECL for trade receivables and contract assets, using a provision matrix based on the Group’s historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions. The carrying amount of the trade receivables and contract assets at the end of the reporting period are disclosed in Notes 10 and 11 to the financial statements.

The management has assessed that, no impairment allowance is necessary in respect of trade receivables and contract assets, based on historical experience in the collection and ECL model, other than as disclosed in Notes 10 and 11 respectively. These receivables are mainly arising from customers that have a good credit record with the Group.

TDCX HOLDINGS PTE. LTD. (formerly AGORAE PTE LTD) AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5	FINANCIAL INSTRUMENTS, FINANCIAL RISKS AND CAPITAL MANAGEMENT

(a)	Categories of financial instruments

The following table sets out the financial instruments as at the end of the reporting period:

	December 31, 2019	December 31, 2018
	S$’000	S$’000
Financial assets
Financial assets at amortized cost	102,560	59,395
Financial assets at FVTPL – Loan to associate	784	—

Financial liabilities
Financial liabilities at amortized cost	61,159	56,796
Lease liabilities	25,461	20,129

Lease liabilities have been separately presented in the above table to conform with the current year presentation in the above table.

(b)	Financial risk management policies and objectives

The Group’s overall risk management policy seeks to minimize potential adverse effects on financial performance of the Group. There has been no change to the Group’s exposure to these financial risks or the manner in which it manages and measures the risk. The risks associated with these financial instruments and the policies to mitigate these risk are set out below.

(i)	Credit risk management

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Group. The Group’s credit risk is primarily attributable to its cash and cash equivalents and trade receivables and other receivables.

As at December 31, 2019, approximately 81% of the Group’s trade receivable arose from 3 customers (2018: approximately 68% of the Group’s trade receivable arose from 3 customers). Apart from this, the Group does not have significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics. The Group defines counterparties as having similar characteristics if they are related entities.

Cash and cash equivalents are placed with credit-worthy financial institutions with high credit ratings assigned by international credit-rating agencies and therefore credit risk is limited. The Group has adopted procedures in extending credit terms to customers and monitoring its credit risk. Credit evaluations are performed on customers requiring credit over a certain amount. Before accepting any new customer, the Group carries out research on the credit risk of the new customer and assesses the potential customer’s credit quality and defines credit limits by customer. Limits attributed to customers are reviewed when necessary.

TDCX HOLDINGS PTE. LTD. (formerly AGORAE PTE LTD) AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Group’s current credit risk grading framework comprises the following categories:

Category	Description	Basis for recognising ECL
Performing	The counterparty has a low risk of default and does not have any past-due amounts.	12-month ECL
Doubtful	Amount is more than 30 days past due or there has been a significant increase in credit risk since initial recognition.	Lifetime ECL— not credit-impaired
In default	Amount is more than 90 days past due or there is evidence indicating the asset is credit-impaired.	Lifetime ECL— credit-impaired
Write-off	There is evidence indicating that the debtor is in severe financial difficulty and the Group has no realistic prospect of recovery.	Amount is written off

The table below details the credit quality of the Group’s financial assets as well as maximum exposure to credit risk by credit risk rating grades:

	Note	Internal credit rating	12-month or lifetime ECL	Gross carrying amount	Loss allowance	Net carrying amount
				S$’000	S$’000	S$’000
2019
Trade receivables	10	(a)	Lifetime ECL (Simplified approach)	55,278	—	55,278
Contract assets	11	(a)	Lifetime ECL (Simplified approach)	26,523	—	26,523
Other receivables	12	Performing	12-month ECL	8,415	—	8,415

					—

2018
Trade receivables	10	(a)	Lifetime ECL (Simplified approach)	27,613	(8)	27,605
Contract assets	11	(a)	Lifetime ECL (Simplified approach)	18,605	—	18,605
Other receivables	12	Performing	12-month ECL	5,730	(10)	5,720

					(18)

(a)

The Group determines the expected credit losses on these items by using a provision matrix, estimated based on historical credit loss experience based on the past due status of the debtors, adjusted as appropriate to reflect current conditions and estimates of future economic conditions. Accordingly, the credit risk profile of these assets is presented based on their past due status.

(ii)	Interest rate risk management

Interest rate risk arises from the potential changes in interest rates that may have an adverse effect on the Group in the current reporting period and future years.

TDCX HOLDINGS PTE. LTD. (formerly AGORAE PTE LTD) AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Group’s primary interest rate relates to interest-bearing bank loans. The interest rate and terms of repayment of bank loans are disclosed in Note 18 of the financial statements.

The sensitivity analysis has been determined based on the exposure to interest rates for non-derivative instruments at the end of the reporting period and the stipulated change taking place at the beginning of the financial year and held constant throughout the reporting period in the case of instruments that have floating rates. A 50 basis point increase or decrease is used and represents management’s assessment of the reasonably possible change in interest rates.

As at December 31, 2019 it is estimated that a 50 basis point change in interest rates will affect the Group’s profit before tax by S$0.2 million (2018: S$0.1 million).

(iii)	Foreign currency risk management

The Group has operations in different jurisdictions and transacts in various foreign currencies. At the end of reporting periods, the carrying amounts of significant monetary assets and monetary liabilities denominated in currencies other than the respective Group entities’ functional currencies are as follows:

	Assets		Liabilities
	2019	2018	2019	2018
	S$’000	S$’000	S$’000	S$’000
United States Dollar	38,205	23,507	7,820	—

The sensitivity rate used when reporting foreign currency risk to key management personnel is 5%, which is the change in foreign exchange rate that management deems reasonably possible which will affect outstanding foreign currency denominated monetary items at period end. If the respective Group entities’ functional currencies strengthen/weaken by 5% against the United States Dollar (“USD”), profit or loss will (decrease)/increase by S$1.5 million (2018: S$1.2 million).

The increase in carrying amount of monetary assets and liabilities denominated in USD is due to the expansion of the Group’s business in the regions that transact in USD.

(iv)	Liquidity risk management

Liquidity risk is managed by matching the payment and receipt cycle. The Group maintains sufficient cash and cash equivalents and internally generated cash flows to finance its operations. The Group mitigates liquidity risk by maintaining some standby credit lines available.

TDCX HOLDINGS PTE. LTD. (formerly AGORAE PTE LTD) AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Non-derivative financial liabilities

The following table details the remaining contractual maturity for non-derivative financial liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay. Contractual undiscounted cash flows in the table below includes both interest and principal cash flows.

	Interest rate	On demand or within 1 year	Within 2 to 3 years	Within 3 to 5 years	5 years onwards	Total contractual undiscounted cash flows	Carrying amount
	%	S$’000	S$’000	S$’000	S$’000	S$’000	S$’000
December 31, 2019
Non-interest bearing	—	26,738	—	—	—	26,738	26,738
Variable interest rate instruments	3.0% to 4.7%	36,419	—	—	—	36,419	34,421
Lease liabilities (fixed rate)	3.0% to 8.8%	12,073	14,578	618	—	27,269	25,461

December 31, 2018
Non-interest bearing	—	26,249	—	—	—	26,249	26,249
Variable interest rate Instruments	4.7%	7,397	13,946	12,803	—	34,146	30,547
Lease liabilities (fixed rate)	2.6% to 8.8%	8,428	13,428	—	46	21,902	20,129

Non-derivative financial assets

All non-derivative financial assets of the Group as at December 31, 2019 and 2018 are repayable on demand or due within one year from the end of the reporting period, and are non-interest bearing, except for fixed deposits, pledged deposits and other receivables as disclosed in Notes 8, 9 and 12 respectively.

(v)	Fair value of financial assets and financial liabilities

The carrying amounts of financial assets and liabilities on the statement of financial position approximate their respective fair values due to the relatively short-term maturity of these financial instruments, except for pledged deposits, other receivables and lease liabilities. The fair values of other classes of financial assets and liabilities are disclosed in the respective notes to the financial statements.

(c)	Capital risk management policies and objectives

Management reviews the capital structure at least annually to ensure that the Group will be able to continue as a going concern. The capital structure comprises only issued capital, reserves and retained earnings. The Group’s overall strategy remains unchanged.

TDCX HOLDINGS PTE. LTD. (formerly AGORAE PTE LTD) AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6	REMUNERATION OF KEY MANAGEMENT PERSONNEL

The remuneration of directors and other members of key management personnel during the years were as follows:

	2019	2018
	S$’000	S$’000
Wages, salaries, bonuses and others	6,318	3,978
Post-employment benefits	150	130

	6,468	4,108

7	CASH AND CASH EQUIVALENTS

	December 31, 2019	December 31, 2018
	S$’000	S$’000
Cash on hand	15	10
Cash at bank	25,160	14,891
Fixed deposits	10,745	9,072

	35,920	23,973

Fixed deposits bear interest at an effective interest rate of 2.9% (2018: 2.9%) per annum and for tenure ranging from 7 days to 60 days (2018: 7 days to 60 days).

8	FIXED DEPOSITS

	December 31, 2019	December 31, 2018
	S$’000	S$’000
Fixed deposits	837	—

Fixed deposits bear interest at an effective interest rate of 2.9% per annum and for tenure ranging from 90 days to 365 days.

9	PLEDGED DEPOSITS

	December 31, 2019	December 31, 2018
	S$’000	S$’000
Pledged deposits	2,110	2,096

In 2019 and 2018, the Group pledged deposits of S$1.9 million to a financial institution for securing of bank loans (Note 18). The remaining pledged deposits relate to deposits placed to comply with the local regulations of a subsidiary and deposits placed as collateral for its insurance brokerage business. Pledge deposits approximate fair value as at end of reporting period.

TDCX HOLDINGS PTE. LTD. (formerly AGORAE PTE LTD) AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10	TRADE RECEIVABLES

	December 31, 2019	December 31, 2018
	S$’000	S$’000
Outside parties	55,278	27,613
Less: loss allowance	—	(8)

	55,278	27,605

The credit period on rendering of service to outside parties is 30 to 90 days (2018 : 30 to 90 days). No interest is charge on the trade receivables during the credit period of the invoices. Thereafter, interest may be charged ranging from 12% to 15% per annum (2018 : 12% to 15% per annum) on the outstanding balance.

Loss allowance for trade receivables has been measured at an amount equal to lifetime ECL. The ECL on trade receivables are estimated using a provision matrix by reference to past default experience of the debtor and an analysis of the debtor’s current financial position, adjusted for factors that are specific to the debtors, and where relevant general economic conditions of the industry in which the debtors operate.

The following table details the risk profile of trade receivables from contracts with customers based on the Group’s provision matrix. As the Group’s historical credit loss experience does not show significantly different loss patterns for different customer segments, the provision for loss allowance based on past due status is not further distinguished between the Group’s different customer base.

	Trade receivables – days past due
	Current	1 – 30 days	31 – 60 days	61 – 90 days	> 90 days	Total
	S$’000	S$’000	S$’000	S$’000	S$’000	S$’000
December 31, 2019
Estimated total gross carrying amount at default:
Outside parties	36,313	13,908	4,429	329	299	55,278
Expected credit loss	—	—	—	—	—	—

	36,313	13,908	4,429	329	299	55,278

December 31, 2018
Estimated total gross carrying amount at default:
Outside parties	22,061	4,639	729	157	27	27,613
Expected credit loss	(8)	—	—	—	—	(8)

	22,053	4,639	729	157	27	27,605

The following table shows the movement in ECL that has been recognized for trade receivables in accordance with the simplified approach set out in IFRS 9:

	December 31, 2019	December 31, 2018
	S$’000	S$’000
Balance at beginning of year	8	—
(Credit) Charge to profit or loss	(8)	8

Balance at end of year	—	8

TDCX HOLDINGS PTE. LTD. (formerly AGORAE PTE LTD) AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11	CONTRACT ASSETS

	December 31, 2019	December 31, 2018
	S$’000	S$’000
Unbilled receivables	26,523	18,605

Unbilled receivables are balances owed by the customers that arise from services performed. Any amount previously recognized as a contract asset is reclassified to trade receivables at the point at which it is invoiced to the customer. Contract assets increased by S$7.9 million (2018: S$10.4 million) due to the expansion of business.

Management estimates the loss allowance on amounts due from customers at an amount equal to lifetime ECL, taking into account the historical default experience and the future prospects of the industry in which the customers operate in. None of the amounts due from customers at the end of the reporting period is past due and management considered the amount to have low credit risk.

12	OTHER RECEIVABLES

	December 31, 2019	December 31, 2018
	S$’000	S$’000
Prepayments	4,503	2,635
Deposits	5,874	4,470
Others	2,541	1,228

	12,918	8,333
Less: loss allowance	—	(10)

	12,918	8,323

Analysed as:
Current	9,210	5,392
Non-current	3,708	2,931

	12,918	8,323

Non-current other receivables relate to refundable deposits for office tenancies and utilities that are non-interest bearing and are due for repayment in years 2021 to 2023 (2018: 2020 and 2021).

For purpose of impairment assessment, other receivables are considered to have low credit risk as they are not due for payment at the end of the reporting period and there has been no significant increase in the risk of default on the receivables since initial recognition. Accordingly, for the purpose of impairment assessment for these receivables, the loss allowance is measured at an amount equal to 12-month ECL.

In determining the ECL, management has taken into account the historical default experience and the financial position of the counterparties, adjusted for factors that may be specific to the debtors in estimating the probability of default of each of these receivables, as well as the loss upon default in each case. Management has determined that those receivables are subject to immaterial credit loss and adequate loss allowance has been provided.

TDCX HOLDINGS PTE. LTD. (formerly AGORAE PTE LTD) AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Movement in loss allowance for other receivables:

	December 31, 2019	December 31, 2018
	S$’000	S$’000
Balance at beginning of year	10	10
Credit to profit or loss	(10)	—

Balance at end of year	—	10

13	PLANT AND EQUIPMENT

	Leasehold improvements	Furniture and fittings	Office equipment and software	Plant and equipment- in-progress	Total
	S$’000	S$’000	S$’000	S$’000	S$’000
Cost:
At January 1, 2018	8,674	1,641	14,313	1,996	26,624
Additions	6,636	2,869	8,041	2,191	19,737
Reclassification	1,996	—	—	(1,996)	—
Disposals	—	—	(90)	—	(90)
Written off	(568)	(159)	(1,300)	—	(2,027)
Currency alignment	17	18	42	(51)	26

At December 31, 2018	16,755	4,369	21,006	2,140	44,270
Additions	9,377	1,329	5,058	13,240	29,004
Reclassification	6,976	2,122	3,509	(12,607)	—
Disposals	(216)	—	(83)	—	(299)
Written off	(635)	(92)	(146)	—	(873)
Currency alignment	356	132	354	61	903

At December 31, 2019	32,613	7,860	29,698	2,834	73,005

Accumulated depreciation:
At January 1, 2018	3,948	1,144	9,833	—	14,925
Depreciation for the year	3,183	420	2,919	—	6,522
Disposals	—	—	(90)	—	(90)
Written off	(568)	(159)	(1,300)	—	(2,027)
Currency alignment	(8)	12	25	—	29

At December 31, 2018	6,555	1,417	11,387	—	19,359
Depreciation for the year	7,548	1,108	5,101	—	13,757
Disposals	(216)	—	(83)	—	(299)
Written off	(635)	(92)	(146)	—	(873)
Currency alignment	99	32	200	—	331

At December 31, 2019	13,351	2,465	16,459	—	32,275

Carrying amount:
At December 31, 2018	10,200	2,952	9,619	2,140	24,911

At December 31, 2019	19,262	5,395	13,239	2,834	40,730

At December 31, 2019, the Group had entered into contractual commitments for the acquisition of plant and equipment amounting to S$0.7 million (2018: S$3 million).

TDCX HOLDINGS PTE. LTD. (formerly AGORAE PTE LTD) AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14	RIGHT-OF-USE ASSETS

Office space
S$’000
Cost:
At January 1, 2018	14,659
Additions	16,329
Expired	(2,806)
Currency alignment	(100)

At December 31, 2018	28,082
Additions	14,917
Expired and early termination	(4,688)
Currency alignment	454

At December 31, 2019	38,765

Accumulated depreciation:
At January 1, 2018	5,927
Depreciation for the year	6,386
Expired	(2,806)
Currency alignment	(11)

At December 31, 2018	9,496
Depreciation for the year	10,842
Expired and early termination	(4,554)
Currency alignment	141

At December 31, 2019	15,925

Carrying amount:
At December 31, 2018	18,586

At December 31, 2019	22,840

Amount recognized in profit and loss

	2019	2018
	S$’000	S$’000
Depreciation expense on right-of-use assets	10,842	6,386
Interest expense on lease liabilities (Note 26)	1,383	725
Expenses relating to lease of low value assets	1,344	718

The Group leases office space with lease term ranging from 1 to 5 years. At December 31, 2019, the total cash outflow for leases amount to S$11.6 million (2018: S$6.2 million).

TDCX HOLDINGS PTE. LTD. (formerly AGORAE PTE LTD) AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15	LOAN TO ASSOCIATE

	December 31, 2019	December 31, 2018
	S$’000	S$’000
Debt instrument at FVTPL	784	—

Loan to associate represents a debt instrument issued by TDHKL and individual shareholders of TDHKL, held by TDCXH. The debt instrument is repayable at the demand of TDCXH during the term of 3 years from December 21, 2019 and bears an interest of 3% above HSBC Best Lending Rate.    At any time during the period that the principal and any interest thereon are outstanding, TDCXH has the option to convert the debt into equity representing a majority interest in TDHKL. Subsequent to the conversion, the individual shareholders reserve a right to buy back such majority interest within 4 months from the date of such conversion. Loan to an associate is measured at FVTPL.

TDCXH had received the payment from associate subsequent to the financial year ended 2019.

16	OTHER PAYABLES

	December 31, 2019	December 31, 2018
	S$’000	S$’000
Outside parties	26,617	15,780
Contract liabilities	188	90
Others	121	—

	26,926	15,870

The credit period on payables is 30 days (2018: 30 days). Interest is charged ranging from 0% to 15% per annum (2018: 0% to 15%) on the outstanding balance.

In 2019, contract liabilities increased by S$0.1 million due to an increase in the amounts invoiced to customers prior to the recognition of revenue.

17	AMOUNT DUE TO A DIRECTOR

The amount due to a director was non-trade in nature, unsecured, interest-free and repayable on demand. This amount was fully settled in cash during the year ended December 31, 2019.

TDCX HOLDINGS PTE. LTD. (formerly AGORAE PTE LTD) AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18	BANK LOANS

	December 31, 2019	December 31, 2018
	S$’000	S$’000
Secured—at amortized cost:
Bank loans	34,421	30,547

Analysed between:
Current portion
Within 1 year	34,421	6,374
Non-current portion
Within 2 to 5 years	—	24,173

	34,421	30,547

Interest payable (included in bank loans)	308	148

On September 18, 2018, the Group entered into a refinancing facility with a financial institution lender and drew down a loan with principal amount of S$30.4 million. The facility bears an interest rate of 3% over the prevailing cost of funds for the financial institution lender (as determined by the financial institution lender). The bank loan is denominated in Singapore dollars with 20 equal quarterly repayment commencing on January 17, 2019 and matures on October 17, 2023. During the year ended December 31, 2019, the Group has made repayments of S$6.0 million.

On April 29, 2019, the Group entered into a revised credit facility with the financial institution lender to provide for borrowings in an aggregate amount of S$56.5 million and includes a S$7.6 million interest rate derivatives facility, a S$20.0 million advance facility, a S$27.4 million refinancing facility and a S$1.5 million banker’s guarantee. This credit facility was amended on October 16, 2019, to, among other things, provide for a S$5.0 million foreign exchange facility and reduce the S$7.6 million interest rate derivatives facility to S$3.5 million.

On October 16, 2019, the Group drew down a loan of S$10.0 million from the advance facility. The facility bears an interest rate of 1.25% per annum over the prevailing cost of funds for the financial institution lender (as determined by the financial institution lender). The loan is repayable on demand.

The bank loans are secured by:

(a)	Personal guarantee from a director;

(b)	Guarantee from the TDCXH;

(c)	Charge over a subsidiary’s pledged bank deposits;

(d)	Charge over shares of TDCX SG and certain subsidiaries;

(e)	Deed of subordination; and

(f)	Fixed and floating charge over all present and future assets by way of debenture.

The bank loans contain covenants which requires TDCXH and the Group to maintain the following:

•	TDCX SG’s tangible net worth of not less than S$16 million;

•	A ratio of TDCX SG’s total indebtedness to tangible net worth of not more than 1.5 times;

•	TDCX SG’s consolidated tangible net worth of not less than S$35 million;

TDCX HOLDINGS PTE. LTD. (formerly AGORAE PTE LTD) AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

•	A ratio of TDCX SG’s consolidated total indebtedness to consolidated tangible net worth of not more than 1.5 times;

•	The TDCXH’s consolidated debt service coverage ratio of not less than 3 times.; and

•	TDCX SG shall not declare dividends in excess of 50% of its net profit after tax through the tenure facilities.

In 2019, one of its subsidiaries TDCX SG, distributed dividends in excess of 50% of its net profit after tax, which caused breach of one of the covenants for the bank loan facility. The Group has obtained a written waiver of this breach from the bank subsequent to the end of the financial year. As a result of the breach and subsequent receipt of the waiver obtained on March 2, 2020, TDCX SG does not have an unconditional right to defer the settlement as of December 31, 2019 and accordingly, has reclassified its total bank loan amounting to S$34.4 million to current liability in the consolidated balance sheet.

Reconciliation of liabilities arising from financing activities

The table below details changes in the Group’s liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be, classified in the Group’s statement of cash flows as cash flows from financing activities.

	Amount due to a director (Note 17)	Bank loans (Note 18)	Lease liabilities (Note 19)
	S$’000	S$’000	S$’000
At January 1, 2018	4,239	—	9,213
Financing cash flow	6,230	30,247	(6,154)
Bank facility fee	—	6	—
Non-cash changes:
—Accrued interest	—	294	—
—Additions to lease liabilities	—	—	17,070

At December 31, 2018	10,469	30,547	20,129
Financing cash flow	(10,474)	2,409	(11,590)
Bank facility fee expense	—	55	—
Non-cash changes:
—Accrued interest	—	1,410	1,383
—Additions to lease liabilities	—	—	15,339
—Early termination of lease	—	—	(155)
—Currency alignment	5	—	355

At December 31, 2019	—	34,421	25,461

TDCX HOLDINGS PTE. LTD. (formerly AGORAE PTE LTD) AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19	LEASE LIABILITIES

	December 31, 2019	December 31, 2018
	S$’000	S$’000
Minimum lease payments
Amounts due for settlement within 12 months (shown under current liabilities)	10,963	7,634
Amounts due for settlement after 12 months and not later than 5 years	14,498	12,495

	25,461	20,129

The Group does not face a significant liquidity risk with regard to its lease liabilities. Lease liabilities are monitored within the Group’s treasury function. Lease liabilities approximate fair value as at end of reporting period.

20	PROVISION FOR REINSTATEMENT COST

	December 31, 2019	December 31, 2018
	S$’000	S$’000
At beginning of year	1,817	1,040
Additions	3,064	779
Accretion, recognized in finance cost	100	—
Payment for reinstatement	(66)	—
Currency alignment	40	(2)

At end of year	4,955	1,817

The provision is made based on management’s best estimate for the reinstatement cost for its leasehold improvements, taking into account recent quotes received from contractors. The provision is recognized as an addition to leasehold improvements (Note 13) and is depreciated over its estimated useful lives.

21	DEFINED BENEFIT OBLIGATION

A subsidiary in the Philippines is a participant in an unfunded, non-contributory defined benefit multi-employer retirement plan. The subsidiary provides for a defined benefit plan for all qualifying employees. The normal retirement shall accrue to the employee upon reaching retirement age of 60 with at least 5 years of credited service. All employee may retire early with the consent of the subsidiary upon reaching the age of 50 and has completed at least 10 years of credited service.

A subsidiary in Thailand has obligations in respect of the severance payments they must make to employees upon retirement under labour law. The subsidiary treats these severance payment obligations as a defined benefit plan.

22	DEFERRED TAX ASSETS/LIABILITIES

	December 31, 2019	December 31, 2018
	S$’000	S$’000
Deferred tax assets	1,197	329
Deferred tax liabilities	(236)	(365)

	961	(36)

TDCX HOLDINGS PTE. LTD. (formerly AGORAE PTE LTD) AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Following are the major deferred tax liabilities and assets recognized by the Group:

	Provisions	Accelerated tax depreciation	Others	Total
	S$’000	S$’000	S$’000	S$’000
At January 1, 2018	274	(360)	30	(56)
Credit (Charge) to profit or loss (Note 28)	252	(209)	—	43
Under (Over) provision in prior years (Note 28)	53	(57)	(25)	(29)
Currency alignment	—	6	—	6

At December 31, 2018	579	(620)	5	(36)
Credit to profit or loss (Note 28)	124	501	379	1,004
Overprovision in prior years (Note 28)	(101)	71	—	(30)
Currency alignment	—	23	—	23

At December 31, 2019	602	(25)	384	961

23	SHARE CAPITAL

	2019	2018	2019	2018
	Number of shares		S$	S$
At beginning and at end of year	250,000	2	250,000	250,000
Issue of shares	—	249,998	—	—

At end of year	250,000	250,000	250,000	250,000

Fully paid ordinary shares, which have no par value, carry one vote per share and a right to dividends as and when declared by the company.

24	NON-CONTROLLING INTERESTS

On September 19, 2018, TDCXH acquired 40% paid-up share capital in TDCX SG from the non-controlling interest shareholder, which comprised an aggregate of 0.8 million ordinary shares for a total consideration of S$38 million. The transaction has been treated as an equity transaction between shareholders with the difference between the consideration and the book value of the equity interest in TDCX SG recorded in other reserve (Note 31).

TDCX HOLDINGS PTE. LTD. (formerly AGORAE PTE LTD) AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

25	REVENUE

	2019	2018
	S$’000	S$’000
Over time
Omnichannel CX solutions	217,349	120,238
Sales and digital marketing	46,839	43,124
Content monitoring and moderation	61,526	14,361
Workspace, payroll outsourcing and other services	4,007	2,520

	329,721	180,243

At a point in time
Other services	544	990

	330,265	181,233

26	PROFIT FOR THE YEAR

Profit for the year has been arrived at after charging (crediting):

	2019	2018
	S$’000	S$’000
Defined contribution plan	6,759	4,932
Wages, salaries, bonus and other benefits	180,707	103,599
Finance costs:
Interest on bank loans	1,410	403
Interest expense on lease liabilities	1,383	725
Accretion on provision for reinstatement cost	100	—
Gain on early termination of right-of-use assets	(21)	—
Utilities expense (included in other operating expenses)	2,080	988
Foreign exchange loss—net (included in other operating expenses)	2,118	9

27	OTHER OPERATING INCOME

	2019	2018
	S$’000	S$’000
Government grant and credit scheme subsidies	543	400
Others	174	146

	717	546

TDCX HOLDINGS PTE. LTD. (formerly AGORAE PTE LTD) AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

28	INCOME TAX EXPENSES

	2019	2018
	S$’000	S$’000
Income tax:
Current year	7,986	3,504
Under (Over) provision of prior years	181	(54)

	8,167	3,450
Deferred tax:
Current year (Note 22)	(1,004)	(43)
Underprovision of prior years (Note 22)	30	29

	(974)	(14)
Foreign withholding tax	331	84

	7,524	3,520

The income tax expense varied from the amount of income tax expense determined by applying the Singapore income tax rate of 17% (2018: 17%) to profit before income tax as a result of the following differences:

	2019	2018
	S$’000	S$’000
Profit before income tax	81,060	41,608

Tax at the domestic income tax rate	13,780	7,073
Tax effect of expenses that are not deductible in determining taxable profit	834	23
Under (Over) provision in prior years	211	(25)
Tax exempt income (Note A)	(7,004)	(3,004)
Utilization of productivity and innovation credit allowances	—	—
Effect of different tax rates of subsidiaries operating in other jurisdictions	(987)	(1,140)
Deferred tax asset not recognized	1,100	453
Previously unrecognized and unused tax losses now recognized as deferred tax assets	(403)	—
Utilization of tax losses previously not recognized as deferred tax asset	(279)	—
Foreign withholding tax	331	84
Others	(59)	56

Tax expense for the year	7,524	3,520

Note A:

Tax exempt income represent income of subsidiaries located in Singapore, Malaysia and Philippines that benefit from tax holiday. Refer to below for additional information on those subsidiaries tax holidays.

TDCX HOLDINGS PTE. LTD. (formerly AGORAE PTE LTD) AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Group entities have unutilized tax losses carry forward available for offsetting against future taxable income as follows:

	2019	2018
	S$’000	S$’000
Tax losses carry forward
Amount at beginning of year	4,431	4,039
Utilized during the year	(1,131)	(78)
Recognized as deferred tax	(1,612)	—
Arising during the year	5,316	470

Amount at end of year	7,004	4,431

Deferred tax asset on above unrecorded	1,100	523

No deferred tax asset has been recognized in respect of the tax losses carried forward from certain subsidiaries due to the uncertainty of future profit streams. The realization of the future income tax benefits from tax losses carried forwards is available for an unlimited future period subject to the compliance with conditions imposed by law and the relevant tax authorities.

A subsidiary in Malaysia was awarded the Multimedia Super Corridor status in 2005 by the Ministry of Finance and Ministry of International Trade and Industry Malaysia, which entitles the subsidiary to enjoy customized tax incentive scheme. The scheme allows partial tax exemption for the subsidiary on the statutory income earned from its core operations for a certain period. The scheme was extended and customized for 5 years in 2015, and has expired on January 18, 2020. The Group is currently in the process of obtaining the extension from Ministry of Finance and Ministry of International Trade and Industry Malaysia.

A subsidiary in Philippines, was registered as a PEZA Ecozone Information Technology (Export) Enterprise granted by the Philippine Economic Zone Authority (“PEZA”) which avails the subsidiary to the Income Tax Holiday (“ITH”) for a period of 4 years from the commencement of operations at the initial operational site in 2015. The ITH period can be further extend up to 2 years with application to PEZA when stipulated conditions are met. The ITH of the initial site expired in March 2019 and the subsidiary has submitted an application for extension of the ITH. On April 2020, the subsidiary was granted an extension of ITH to March 2020.

Had the Group not enjoyed income tax holidays for the years ended December 31, 2018 and 2019, the increase in income tax expenses and resulting basic and diluted earnings per share amounts would have been as follows:

	2019	2018
	S$’000	S$’000
Increase in income tax expenses	8,017	3,950

	2019	2018
	S$	S$
Basic and diluted earnings per share	262	128

TDCX HOLDINGS PTE. LTD. (formerly AGORAE PTE LTD) AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

29	BASIC AND DILUTED EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share attributable to the shareholders of the Group is based on the following data:

	2019	2018
	S$’000	S$’000
Earnings
Earnings for the purposes of basic and diluted earnings per share (profit for the year attributable to owners of the Group)	73,535	35,271

Number of shares
Weighted average number of ordinary shares for the purposes of basic and diluted earnings per share (‘000)	250	250

	2019	2018
	S$’000	S$’000
Basic and diluted earnings per share	294	141

30	DIVIDENDS

Tax-exempt dividends of S$68.00 per ordinary share totalling S$17 million (2018: S$3 million) in respect of the year ended December 31, 2019 (2018 : December 31, 2018) were paid.

31	RESERVES

Reserves comprise of:

(a)	Translation reserves

Exchange differences relating to the translation of the net assets of the Group’s foreign operations, which relate to subsidiaries only, from their functional currency into the parent’s functional currency, being Singapore dollars, are recognized directly in the translation reserves.

(b)	Legal reserves

Legal reserve arose from a subsidiary in Thailand whereby, according to the Civil and Commercial Code of Thailand, an entity must appropriate at least one-twentieth of the profit arising from the business of the entity to a legal reserve at each distribution of dividend, until the legal reserve reaches one-tenth of the capital of the entity. Such legal reserve is not available for distribution as dividend until the entity is finally wound up.

(c)	Other reserves

On September 19, 2018, TDCXH acquired 40% paid-up share capital in TDCX SG from the non-controlling interest holder, which comprised an aggregate of 0.8 million ordinary shares for a total consideration of S$38 million. The transaction has been treated as an equity transaction between shareholders with the difference between the consideration and the book value of the equity interest in TDCX SG recorded in other reserve.

TDCX HOLDINGS PTE. LTD. (formerly AGORAE PTE LTD) AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

32	SEGMENTAL REPORTING

Information reported to the Group’s chief operating decision maker (“CODM”), who are directors of the Group, in order to allocate resources and assess its performance, and for which discrete financial information is available, is based on each business unit’s performance located in each country where a set of similar services are offered. Country directors (i.e. segment managers) are responsible for performance of the respective country’s business units and are directly accountable to the Group’s CODM.

Based on an overall evaluation of all facts and circumstances, and after combining operating segments with similar economic characteristics that comply with the aggregation criteria specified in IFRS 8 Operating segments, the Group has determined that it operates as a single reportable segment.

	2019	2018
	S$’000	S$’000
Revenue
Omnichannel CX solutions	217,349	120,238
Sales and digital marketing	46,839	43,124
Content monitoring and moderation	61,526	14,361
Workspace, payroll outsourcing and other services	4,551	3,510

	330,265	181,233

	2019	2018
	S$’000	S$’000
Segment results	83,488	42,468
Interest income	465	268
Interest expense	(2,893)	(1,128)

Profit before tax	81,060	41,608
Income tax expense	(7,524)	(3,520)

Profit for the year	73,536	38,088

	2019	2018
	S$’000	S$’000
Other segment information
Additions to non-current assets	43,921	36,066
(Reversal) Loss allowance of trade and other receivables	(18)	8
Depreciation expenses	24,599	12,908

	December 31, 2019	December 31, 2018
	S$’000	S$’000
Segment assets	199,170	124,811

Segment liabilities	99,724	82,741

TDCX HOLDINGS PTE. LTD. (formerly AGORAE PTE LTD) AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Analysis of revenue and carrying amount of non-current asset by geography

The Group presents revenue by geographical location based on which office delivers the service, irrespective of the location of the customer engaging the Group’s services or location of the customer that the Group is interacting with.

	Revenue		Non-current assets
	2019	2018	December 31, 2019	December 31, 2018
	S$’000	S$’000	S$’000	S$’000
Singapore	96,175	64,257	10,916	16,665
Philippines	84,169	49,946	25,800	16,594
Malaysia	82,795	48,420	10,599	6,375
Thailand	41,445	12,961	11,884	7,392
China	16,099	3,927	3,410	1,860
Japan	9,008	1,722	1,205	—
Spain	574	—	186	—

	330,265	181,233	64,000	48,886

Information about major customers

During the year, the Group had revenue transactions with major customers that amounted to more than 10% of the Group’s revenue as follows:

	2019	2018
	S$’000	S$’000
Customer
A	116,550	58,111
B	100,988	36,188
C	40,832	24,890
D (Note A)	*	24,690

	258,370	143,879

Note A: Represents less than 10% of the Group’s revenue in 2019.

33	COMMITMENTS

Lease commitments for leases of low-value assets are as follows:

	2019	2018
	S$’000	S$’000
Payable within one year	3,336	869
Payable in the second to fifth year inclusive	3,766	1,134

	7,102	2,003

34	EVENTS AFTER THE REPORTING PERIOD

Subsequent to the financial year end,

(1)	The global outbreak of COVID-19 has created significant volatility and uncertainty and economic disruption. The Group considers the outbreak to be a non-adjusting event for the financial year ended

TDCX HOLDINGS PTE. LTD. (formerly AGORAE PTE LTD) AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019. The effects of COVID-19 have continued to affect certain of our customers businesses particularly in or exposed to travel and hospitality industries. This effect on our customers businesses has, in turn, resulted in decreased demand for our services from our customers in those affected industries. Notwithstanding this, management has assessed that the Group is still able to maintain sufficient liquidity to enable the Group to continue as a going concern for at least the next 12 months from the end of the reporting period;

(2)

On October 30, 2020 and December 11, 2020, TDCXH declared tax-exempt dividends of S$128 and S$16 per ordinary share amounting to S$32 million and S$4 million respectively in respect of the year ended December 31, 2020;

(3)	On December 22, 2020, TDCXH was fully acquired by TDCX (KY) Pte Ltd (“TDCX KY”). TDCX KY, a company incorporated in Cayman Islands, was Incorporated in January 2020.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Cayman Islands’ laws do not prohibit or restrict a company from indemnifying its directors and officers against personal liability for any loss they may incur arising out of the Company’s business, except to the extent such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. The indemnity extends only to liability for their own negligence and breach of duty other than breaches of fiduciary duty and not where there is evidence of dishonesty, willful default or fraud.

[The post-IPO memorandum and articles of association that we expect to adopt to become effective immediately prior to the completion of this offering provide for indemnification of officers and directors for actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such officer or director other than by reason of such Indemnified Person’s own dishonesty, willful default or fraud as determined by a court of competent jurisdiction, in or about the conduct of our Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions.]

[We intend to enter into indemnification agreements with each of our directors and officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Cayman Islands law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified, subject to our Company reserving its rights to recover the full amount of such advances in the event that he or she is subsequently found to have been negligent or otherwise have breached his or her trust or fiduciary duties to our Company or to be in default thereof, or where the Cayman Islands courts have declined to grant relief.]

The form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES

[During the past three years, we have issued and sold the following securities without registering such securities under the Securities Act. We believe that each of the following issuances was exempt from registration under the Securities Act pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of securities.]

Securities/Purchaser	Date of Sale or Issuance	Number of Securities	Consideration
Ordinary shares
[insert Purchaser]

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)	Exhibits

See “Exhibit Index” beginning on page II-[7] of this registration statement.

(b)	Financial Statement Schedules

All supplement schedules are omitted because of the absence of conditions under which they are required or because the data is shown in the financial statements or notes thereto.

ITEM 9. UNDERTAKINGS

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

TDCX (KY) PTE LTD

EXHIBIT INDEX

No.	Description

1.1*	Form of Underwriting Agreement

3.1*	Amended and Restated Memorandum and Articles of Association of TDCX (KY) PTE LTD, to become effective upon the completion of this offering

4.1*	Form of American Depositary Receipt evidencing American Depositary Shares (included in Exhibit 4.3)

4.2*	Specimen certificate for Class A ordinary shares

4.3*	Form of Deposit Agreement among TDCX (KY) PTE LTD, the depositary and all holders of the American Depositary Receipts issued thereunder

5.1*	Form of opinion of Maples and Calder (Hong Kong) LLP as to the validity of Class A ordinary shares being registered and certain Cayman Islands tax matters

8.1*	Form of opinion of Maples and Calder (Hong Kong) LLP regarding certain Cayman tax matters (included in Exhibit 5.1)

10.1*	Shareholders’ Loan Agreement, dated December 20, 2019, by and among Teledirect Hong Kong Limited, TDCX Holdings Pte. Ltd., Michael Thomas Cowell and Milton Kung

10.2*	Form of director and executive officer indemnification agreement

10.3*	TDCX Performance Share Plan

10.4*#	Call Center Services Agreement among Facebook Ireland Limited and Teledirect Pte Ltd dated November 18, 2019

10.5*#	Master Services Agreement for Contact Center Services among Airbnb Ireland Unlimited Company and Teledirect Telecommerce Sdn. Bhd. dated October 2, 2017

10.6*#	Master Services Agreement for Contact Center Services among Airbnb Ireland UC and Teledirect Telecommerce (Philippines) Inc. dated June 1, 2017

10.7*#	Letter Agreement among AirBnB Ireland UC, TDCX (PH) Inc., TDCX Japan K.K. and TDCX Holdings Pte. Ltd. dated June 1, 2020

21.1	List of subsidiaries of TDCX (KY) PTE LTD

23.1*	Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit [5.1])

23.2*	Consent of Deloitte & Touche LLP, registered public accounting firm

23.3*	Consent of Thanathip & Partners Legal Counsellors Limited (included in Exhibit 99.1)

24.1	Power of Attorney (included on signature page)

99.1*	Opinion of Thanathip & Partners Legal Counsellors Limited regarding certain Thai legal matters

99.2	Consent of Frost & Sullivan Limited

*	To be filed by amendment.
#	Confidential portions of the exhibit have been omitted.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Singapore, on             , 2021.

TDCX (KY) PTE LTD

By:
Name:
Title:

We, the undersigned directors of TDCX (KY) PTE LTD and executive officers of TDCX (KY) PTE LTD and its subsidiaries hereby severally constitute and appoint             ,              and             , and each of them singly (with full power to each of them to act alone), our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them for him and in his name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement (or any other Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Pursuant to the Securities Act, the undersigned, the duly authorized representative in the United States of TDCX (KY) PTE LTD, has signed this registration statement or amendment thereto in New York, New York, United States of America on             , 2021.

AUTHORIZED U.S. REPRESENTATIVE

By:
Name:
Title: